UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 000-23186

BIOCRYST PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**62-1413174**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4505 Emperor Blvd., Suite 200, Durham, North Carolina 27703
(Address of principal executive offices)

(919) 859-1302
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	**BCRX**	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or Section 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The registrant estimates that the aggregate market value of the Common Stock on June 30, 2025 (based upon the closing price shown on the Nasdaq Global Select Market on June 30, 2025) held by non-affiliates was $1,863,392,680.

The number of shares of Common Stock, par value $0.01, of the registrant outstanding as of February 20, 2026 was 250,800,620 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed in connection with the solicitation of proxies for its 2025 annual meeting of stockholders are incorporated by reference into Items 10, 11, 12, 13, and 14 under Part III hereof.

TABLE OF CONTENTS

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When used in this report, unless otherwise indicated, "we," "our," "us," the "Company," and "BioCryst" refer to BioCryst Pharmaceuticals, Inc. and, where appropriate, its subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "report") includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are subject to the "safe harbor" created in Section 21E. In particular, statements about our expectations, beliefs, plans, objectives or assumptions of future events or performance are contained or incorporated by reference in this report. All statements other than statements of historical facts contained herein are forward-looking statements. These forward-looking statements can generally be identified by the use of words such as "may," "will," "intends," "plans," "believes," "anticipates," "expects," "estimates," "predicts," "potential," the negative of these words or similar expressions. Statements that describe our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. Discussions containing these forward-looking statements are principally contained in the "*Business*," "*Risk Factors*," and "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" sections of this report, as well as any amendments we make to those sections in filings with the Securities and Exchange Commission ("SEC"). These forward-looking statements include, but are not limited to, statements about:

- the preclinical development, clinical development, commercialization, or post-marketing studies of our products and product candidates, including ORLADEYO® (berotralstat), navenibart, BCX17725, avoralstat, STAR-0310 and early-stage discovery programs and our plans and anticipated timing regarding the same;

- our discovery, acquisition and commercialization of best-in-class and first-in-class medicines;

- the timing and success of our commercialization of ORLADEYO in the United States and elsewhere and expectations regarding the commercial market for ORLADEYO;

- additional regulatory approvals, or milestones, royalties or profit from sales of our products by us or our partners;

- the implementation of our business model, strategic plans for our business, products, product candidates and technology;

- our ability to establish and maintain collaborations or out-license rights to our products and product candidates;

- plans, programs, progress and potential success of our collaborations, including, for example, with Torii Pharmaceutical Co., Ltd. ("Torii") for ORLADEYO in Japan and Shionogi & Co., Ltd. ("Shionogi") and Green Cross Corporation ("Green Cross") for peramivir in their territories;

- our and our subsidiary guarantors' ability to satisfy obligations under and to comply with covenants set forth in connection with the Blackstone Loan Agreement (as defined below);

- the scope of protection we are able to establish and maintain for intellectual property rights covering our products, product candidates, and technology;

- our ability to operate our business without infringing the intellectual property rights of others;

- estimates of our revenues, expenses, capital requirements, annual cash utilization, and our needs for additional capital or financing;

- the timing or likelihood of regulatory filings, regulatory agreements, deferrals, approvals, and other decisions;

- our ability to manage our liquidity needs to fund our operations or repay our recourse debt obligations;

- our financial performance;

- statements and projections regarding financial goals, including maintaining sustained profitability or positive cash flow;

- competitive companies, technologies, and our industry; and

- the Merger (as defined below), including, but not limited to, our expectations regarding the cost, benefits and expected synergies of the transaction.

We have based any forward-looking statements on our current expectations about future events or performance. While we believe these expectations are reasonable, forward-looking statements are inherently subject to known and unknown risks and uncertainties, many of which are beyond our control. Actual results may differ materially from those suggested or implied by these forward-looking statements for various reasons, including those discussed in this report under the heading "*Risk Factors*" in Part I, Item 1A, some of which are summarized in the "*Risk Factor Summary*" below. Any forward-looking statement is subject to these and other risks, uncertainties, and assumptions relating to our operations, results of operations, industry, and future growth. Given these risks and uncertainties, you are cautioned not to place undue reliance on our forward-looking statements. The forward-looking statements included in this report are made only as of the date hereof. We do not undertake, and specifically decline, any obligation to update, revise or correct any of these statements or to publicly announce the results of any such revisions to any forward-looking statements to reflect future events or developments, except as may be required by U.S. federal securities laws.

Risk Factor Summary

An investment in the Company involves risks. You should carefully read this entire report and consider the uncertainties and risks discussed in the "*Risk Factors*" section in Part I, Item 1A of this report, which may adversely affect our business, financial condition, or results of operations, along with the other information included in our other filings with the SEC, before making an investment decision in the Company. A summary of the principal factors that make an investment in the Company speculative or risky is set forth below.

- We may not achieve sustained profitability, and we may need to raise additional capital in the future. If we are unable to raise capital or obtain financing if and when needed, we may need to adjust our operations.

- If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of our common stock may decline. In addition, combining Astria with our business may be more difficult, costly or time consuming than expected and the combined company may fail to realize the anticipated benefits, cost savings and synergies of the Merger.

- Our success depends in part upon our ability to manage our product candidate pipeline, advance our product candidates through the various stages of development, especially through the clinical trial process, and to receive and maintain regulatory approvals for the commercial sale of our product candidates. The development process and related regulatory processes are complex and uncertain, may be lengthy and expensive, and require, among other things, an indication that our products and product candidates are safe and effective. For example, applicable regulatory agencies could refuse to approve, or impose restrictions or warnings on, our product candidates, require us to conduct additional studies or adopt study designs that differ from our planned development strategies, suspend or terminate our clinical trials, withdraw approval for our products, or take other actions that could materially impact the cost, timing, and success of our planned development and commercialization strategies.

- We rely heavily upon third parties, including development partners, contractors, contract research organizations, and third-party suppliers, manufacturers, and distributors, for many important stages of our product candidate development and in the commercialization of certain of our products and product candidates. Our failure to establish and maintain these relationships, the failure of any such third party to perform its obligations under agreements with us, or the failure of such a relationship to meet our expectations could have a material adverse impact on our business, financial condition, and results of operations.

- If the U.S. Food and Drug Administration or comparable foreign regulatory authorities approve generic versions or biosimilars of any of our products that receive marketing approval, the sales of our products could be adversely affected.

- The commercial viability of any approved product could be compromised if the product is less effective than expected, causes undesirable side effects that either were not previously identified or were worse than expected, or fails to achieve market acceptance by physicians, patients, third-party payors, health authorities, and others.

- There can be no assurance that our or our partners' commercialization efforts, methods, and strategies for our products or technologies will succeed, and our future revenue generation is uncertain.

- We face intense competition, and if we are unable to compete effectively, the demand for our products may be reduced. In addition, developments by others may render our products, product candidates, or technologies obsolete or noncompetitive.

- We are subject to various laws and regulations related to our products and product candidates, and if we or our employees, consultants, or partners do not comply with these laws and regulations, we could face substantial penalties and our reputation could be harmed. In addition, we and our partners may be subject to new legislation, regulatory proposals, and healthcare payor initiatives that may increase our costs of compliance and adversely affect our or our partners' ability to market our products or develop our product candidates.

- If we fail to adequately protect or enforce our intellectual property rights, the value of those rights would diminish. Legal proceedings to protect or enforce our patents, the patents of our partners, or our other intellectual property rights could be expensive, time consuming, and unsuccessful. If we fail to secure the rights to patents of others, this could adversely affect our business.

- We face an inherent risk of liability in the event that the use or misuse of our products or product candidates results in personal injury or death, and our product liability insurance coverage may be insufficient.

- If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations under our license agreements, our licensors may terminate our agreements with them and/or seek additional remedies.

- The Blackstone Loan Agreement (as defined below) contains conditions and restrictions that limit our flexibility in operating our business.

- International expansion of our business exposes us to business, legal, regulatory, political, operational, financial, and economic risks. For example, our actual or perceived failure to comply with non-U.S. governmental laws and regulations and other obligations related to privacy, data protection, and information security could harm our business.

- If our facilities, or the facilities of our third-party vendors, incur damage or power is lost for a significant length of time, our operations will be disrupted, which will adversely affect our business.

- Cyber incidents and related disruptions in our or our third-party vendors' information technology systems, as well as challenges with properly managing or using artificial intelligence, could adversely affect our business.

- Our ability to maintain global brand uniformity for ORLADEYO may be impacted by the sale of our European ORLADEYO business.

- Our business, operations, clinical development or commercialization plans and timelines, and access to capital could be adversely affected by unpredictable and unstable market and economic conditions.

- If we fail to retain our existing key personnel, or fail to attract and retain additional key personnel, the development of our product candidates, the commercialization of our products, and the related growth of our business may be delayed or stopped.

- Future acquisitions, strategic investments, partnerships, alliances, or divestitures could fail to meet our expectations and/or adversely affect our operating results and financial condition.

- Our existing principal stockholders hold a substantial amount of our common stock and may be able to influence significant corporate decisions, which may conflict with the interests of other stockholders.

- Our stock price has been, and is likely to continue to be, highly volatile, which could cause the value of an investment in our common stock to decline significantly.

- If we fail to maintain effective internal control over financial reporting, we may not be able to produce accurate and timely financial statements, which may adversely affect investor confidence in us and our financial reporting, adversely affect our business and operating results and negatively impact the trading price of our common stock.

- Natural disasters, epidemic or pandemic disease outbreaks, trade wars, armed conflicts, political unrest, or other events could disrupt our business or operations, or those of our development partners, manufacturers, regulators, or third parties with whom we conduct business now or in the future.

- We are subject to legal proceedings, which could harm our reputation or result in other losses or unexpected expenditure of time and resources.

PART I

ITEM 1. *BUSINESS*

Our Business

We are a global biotechnology company focused on developing and commercializing medicines for hereditary angioedema ("HAE") and other rare diseases, driven by our deep commitment to improving the lives of people living with these conditions. We have built a robust commercial infrastructure to support the successful commercialization of ORLADEYO, an oral, once-daily therapy discovered and developed internally for the prevention of HAE attacks. Our business strategy includes leveraging this established commercial platform to successfully commercialize a pipeline of potential first-in-class or best-in class oral small molecule and injectable protein therapeutics targeting a range of rare diseases. These programs are being pursued through both internal discovery efforts and strategic business development. By utilizing our existing commercial capabilities and focusing on rare disease markets, we believe that we can more effectively optimize costs and strategically allocate resources to support long-term, sustainable growth.

Molecules from our discovery and business development efforts that are commercially available or that are in active development are summarized in the table below and are discussed in further detail under "*Products and Product Candidates*" in this "*Part I—Item 1—Business*" section of this report. For a description of our relationships with third parties regarding our products and product candidates, see "*Business—Collaborations, License and Other Relationships.*" In addition to the molecules referenced in the table below, we are pursuing certain pre-clinical medicines directed at other rare disease targets.

Drug/Drug Candidate	Drug Class	Therapeutic Area(s)	Phase
ORLADEYO® (berotralstat)	Oral Serine Protease Inhibitor Targeting Kallikrein (once-daily oral capsule treatment)	Hereditary Angioedema	Approved (United States and multiple global markets)
	Oral Serine Protease Inhibitor Targeting Kallikrein (once-daily oral pellets treatment for patients who are 2 to <12 years of age)	Hereditary Angioedema	Approved (United States)
Navenibart (STAR-0215)	Monoclonal Antibody Plasma Kallikrein Inhibitor	Hereditary Angioedema	Phase 3
BCX17725	Protein Therapeutic	Netherton Syndrome	Phase 1
Avoralstat	Ocular Plasma Kallikrein Inhibitor	Diabetic Macular Edema	Phase 1
STAR-0310	Monoclonal Antibody OX40 Antagonist	Atopic Dermatitis	Phase 1a
RAPIVAB® (peramivir injection)	Intravenous Neuraminidase Inhibitor	Acute Uncomplicated Influenza	Approved (United States, Australia & Canada)
RAPIACTA® (peramivir injection)	Intravenous Neuraminidase Inhibitor	Uncomplicated Seasonal Influenza	Approved (Japan & Taiwan)
PERAMIFLU® (peramivir injection)	Intravenous Neuraminidase Inhibitor	Uncomplicated Seasonal Influenza	Approved (Korea)

Business Strategy

Our business strategy is threefold: to serve patients, create stockholder value and increase profitability by (i) focusing our discovery efforts on potential first-in-class or best-in-class oral small-molecule and injectable protein therapeutics to target rare diseases, (ii) pursuing strategic external business development opportunities focusing on rare disease assets with disciplined and efficient use of capital, and (iii) successfully commercializing these products by leveraging our existing commercial infrastructure. By focusing primarily on rare disease markets, we believe that we can more effectively control the costs of, and our strategic allocation of financial resources toward, post-approval commercialization.

We select disease targets and product candidates in which an orally-administered small-molecule or an injectable protein therapeutic has the potential to be best-in-class or would be the first to market. We strive to advance our product candidate portfolio from internal discovery and development and strategic business initiatives to commercial markets efficiently by utilizing talented and highly-skilled employees working in conjunction with strategic outsource partners. The principal elements of our strategy are:

- *Focusing on High Value-Added Structure-Guided Drug Design Technologies.* We utilize structure-guided drug design in order to most efficiently develop new therapeutic product candidates. Structure-guided drug design is a process by which we design a product candidate through detailed structural analysis of the protein target, which the product candidate must inhibit in order to stop the progression of the disease or disorder. We use X-ray crystallography, computer modeling of molecular structures and advanced chemistry techniques to focus on the three-dimensional molecular structure and active site characteristics of the protein targets that control cellular biology. We believe that structure-guided drug design is a powerful tool for the efficient development of small-molecule and protein therapeutic product candidates that have the potential to be safe and effective. Our structure-guided drug design technologies typically allow us to design and synthesize multiple product candidates that inhibit the same protein target, with the goal of establishing broad intellectual property protection and formulating compounds with competitive advantages.

- *Selecting Inhibitors that are Promising Product Candidates.* We start by selecting disease targets with well-understood biology and characteristics that fit with our ability to utilize structure-guided drug design capabilities to build potent and specific inhibitors. Next, we narrow our selection of these product candidates based on product characteristics, such as initial indications of safety and biologic activity on the target.

- *Expanding our Pipeline Through External Opportunities.* Business development is a key component of our strategy to drive future growth and sustain profitability. Our focus is concentrated on identifying and acquiring rare disease assets with potential for near-term value creation. We prioritize opportunities that can be efficiently integrated into our existing commercial infrastructure, enabling meaningful synergies and operating leverage and enhanced long-term value.

- *Developing our Product Candidates Efficiently.* An important element of our business strategy is to progress our product candidates efficiently through the development process. In order to accomplish this, we typically strive for disease targets with a defined clinical and regulatory pathway for approval or diseases where high unmet needs allow for frequent interactions with regulators. In addition, as we determine such relationships to be appropriate or desirable, we control certain fixed costs and overhead by outsourcing with strategic partners and contractors or entering into license agreements with third parties. By outsourcing certain aspects of our operations, we are able to focus financial resources directly where they provide the most benefit and reduce our business risk.

- *Commercializing our Product Candidates in Key Markets.* A core part of our strategy is to commercialize our rare disease products in targeted, high-value markets to support sustainable growth. We have established commercial teams in the United States and other global markets for the commercialization of ORLADEYO, and we will leverage this structure and expertise to commercialize our products in key markets where we believe we can do this efficiently and effectively. We have also established relationships with licensing, distribution and other partners in certain markets, including Japan, the pan-Latin America region, and parts of Europe and Asia, and will continue to seek such relationships where we determine this to be an effective approach.

Products and Product Candidates

ORLADEYO® (berotralstat)

ORLADEYO is an oral, once-daily therapy discovered and developed by us for the prevention of HAE attacks. HAE is a rare, severely debilitating and potentially fatal genetic condition with an estimated prevalence of between 1 in 33,000 to 1 in 67,000 people. HAE symptoms include recurrent episodes of edema in various locations, including the hands, feet, face, genitalia and airway. Airway swelling is particularly dangerous and can lead to death by asphyxiation. In addition, patients often have bouts of severe abdominal pain, nausea and vomiting caused by swelling in the intestinal wall. By inhibiting plasma kallikrein, ORLADEYO suppresses bradykinin production. Bradykinin is the mediator of acute swelling attacks in HAE patients.

A capsule formulation of ORLADEYO was approved by the U.S. Food and Drug Administration ("FDA") in December 2020 for prophylaxis to prevent attacks of HAE in adults and pediatric patients 12 years and older, and we subsequently received regulatory approvals for ORLADEYO in other global markets. In December 2025, we received FDA approval for the use of an oral pellet formulation of ORLADEYO for prophylactic therapy in pediatric patients with HAE aged 2 to <12 years. ORLADEYO is the first and only targeted oral prophylactic therapy for children with HAE aged 2 to <12 years. We also filed an application for the use of ORLADEYO in patients with HAE aged 2 to <12 years with the European Medicines Agency and the Japan Pharmaceutical and Medical Devices Agency and additional regulatory filings are planned in other global territories.

Our specialty pharmacy provider for ORLADEYO in the United States began shipping ORLADEYO capsules to patients with a prescription in the United States in December 2020. Through EMPOWER Patient Services, administered by our specialty pharmacy provider, we aim to streamline access to therapy by providing each HAE patient and their healthcare provider with a single point of contact for access to ORLADEYO.

Based on proprietary analyses of HAE prevalence and market research studies with HAE patients, physicians, and payors in the United States and Europe, and five full years of commercialization experience with ORLADEYO in the United States from 2021 through 2025, we anticipate that the global commercial market for ORLADEYO has the potential to reach a global peak of $1 billion in annual net ORLADEYO revenues. Based on our commercialization experience with ORLADEYO, we believe there is a seasonal impact to our business in the first quarter of each year due to typical first quarter requirements from payors for prescription reauthorization of specialty products, like ORLADEYO, that can temporarily move patients from paid drug to free product. These expectations are subject to numerous risks and uncertainties that may cause our actual results, performance, or achievements to be materially different. There can be no assurance that our commercialization methods and strategies will succeed, or that the market for ORLADEYO will develop in line with our current expectations. See "*Risk Factors—Risks Relating to Our Business—Risks Relating to Product Development and Commercialization—There can be no assurance that our or our partners' commercialization efforts, methods, and strategies for our products or technologies will succeed, and our future revenue generation is uncertain*" in Part I, Item 1A of this report for further discussion of these risks.

On each of December 7, 2020 and November 19, 2021, we entered into a Purchase and Sale Agreement with RPI 2019 Intermediate Finance Trust ("RPI"), pursuant to which we sold to RPI the right to receive certain royalty payments from us (the "RPI Royalty Purchase Agreements"). On November 19, 2021, we also entered into a Purchase and Sale Agreement (the "OMERS Royalty Purchase Agreement" and, collectively with the RPI Royalty Purchase Agreements, the "Royalty Purchase Agreements") with OCM IP Healthcare Holdings Limited, an affiliate of OMERS Capital Markets ("OMERS"), pursuant to which we sold to OMERS the right to receive certain royalty payments from us. See "*Note 9— Royalty Financing Obligations*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for additional information about our obligations under the Royalty Purchase Agreements.

We have also entered into a number of collaborations and other relationships with commercial partners to help support the global commercialization of ORLADEYO. See "*Collaborations, License and Other Relationships*" below for a description of our relationships with these partners.

On February 24, 2025, we announced that a new market tracking survey of 60 HAE treaters showed that 97 percent are considering prescribing ORLADEYO and 59 percent (up from 26 percent 18 months prior) of current prescribers indicate they are extremely likely to prescribe for more of their patients. We also announced positive results from an interim analysis of the ongoing APeX-P clinical trial evaluating ORLADEYO in children with HAE aged 2 to <12. In addition, we announced that additional real-world studies with ORLADEYO show statistically significant HAE attack rate reductions experienced by patients with C1-inhibitor deficiency and normal C1-inhibitor levels and function. Patient-reported outcomes also showed willingness to change long-term prophylaxis and improved treatment satisfaction across varying levels of attack frequency and severity after ORLADEYO initiation.

On May 5, 2025, we announced that the percentage of U.S. HAE patients who describe a strong preference for an oral prophylaxis therapy increased to 70 percent, up from 50 percent in 2023, in our latest market survey of HAE patients. We also announced that we submitted an NDA to the FDA to expand the ORLADEYO label to children with HAE aged 2 to <12.

On May 16, 2025, we announced new real-world evidence on the use of ORLADEYO in adolescents and people with severe HAE showing significant and sustained reductions in HAE attack rates through 18 months of follow-up after beginning treatment with ORLADEYO in both patient populations.

On May 30, 2025, we announced new data which highlights the reduction in the percentage of days with HAE symptoms among young children initiating berotralstat in our APeX-P trial. The ongoing APeX-P clinical trial, which is complete through the primary endpoint, is continuing to assess an oral pellet formulation of ORLADEYO in pediatric patients who are 2 to <12 years of age at enrollment. We also announced the broad safety and efficacy outcomes observed across all age groups of patients taking ORLADEYO to prevent HAE attacks.

On June 13, 2025, we announced that the National Institute of Drug and Food Surveillance in Colombia granted approval for ORLADEYO for the prophylaxis of HAE attacks in adults and pediatric patients 12 years of age or older. We have an exclusive collaboration with Pint Pharma GmbH ("Pint Pharma") to register and promote ORLADEYO in the pan-Latin America region. Under the terms of the agreement, Pint Pharma is responsible for obtaining and maintaining all marketing authorizations and for commercializing ORLADEYO in the region.

On June 16, 2025, we announced new data on the long-term efficacy and safety of ORLADEYO for the prophylactic treatment of HAE in patients across all age groups, demonstrating sustained reductions in HAE attacks and consistent safety profile.

On August 4, 2025, we announced that new real-world data from over 350 patients with HAE with normal C1 inhibitor showed substantial reductions in attack rates with ORLADEYO, which we believe reinforces its value for a historically underserved patient segment and provides strong evidence to close gaps in both treatment and reimbursement.

On October 1, 2025, we announced the successful completion of the sale of our European ORLADEYO business to Neopharmed Gentili. See "*Collaborations, License and Other Relationships*" below for a discussion of this sale.

On November 6, 2025, we announced new data demonstrating the early and negative psychosocial impact of HAE and resulting emergency department and hospital visits on pediatric patients and their caregivers, as well as new one-year data from the ongoing APeX-P clinical trial showing early and sustained reductions in monthly attack rates over one year in pediatric patients with HAE aged 2 to <12 years treated with once-daily ORLADEYO.

On December 12, 2025, we announced that the FDA approved our new drug application ("NDA") for the use of an oral pellet formulation of once-daily ORLADEYO for prophylactic therapy in pediatric patients with HAE aged 2 to <12 years.

Navenibart (STAR-0215)

On January 23, 2026 (the "Closing Date"), BioCryst completed the transactions contemplated by the Agreement and Plan of Merger, dated as of October 14, 2025 (the "Merger Agreement"), by and among BioCryst, Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BioCryst ("Merger Sub") and Astria Therapeutics, Inc., a Delaware corporation ("Astria"). On the Closing Date, Merger Sub merged with and into Astria (the "Merger"), with Astria surviving the Merger as a wholly owned subsidiary of BioCryst. Pursuant to the Merger, on the Closing Date, we acquired Astria's lead product candidate navenibart, a injectable monoclonal antibody designed to inhibit plasma kallikrein for the treatment of HAE. Navenibart is currently in Phase 3 clinical development, and the FDA has granted Fast Track and Orphan Drug designations to navenibart for the treatment of HAE. In addition, the European Commission has granted Orphan Medicinal Product Designation to navenibart for the treatment of HAE. The goal for navenibart is to develop a potentially best-in-class injectable prophylactic therapy with a differentiated every 3- and 6-month administration schedule, which could offer significant improvements over existing injectable options and address key unmet needs in the HAE patient community.

On February 26, 2026, we announced that new positive, interim results from the long-term, open-label ALPHA-SOLAR trial show sustained, robust HAE attack suppression with navenibart administered every three and six months.

BCX17725 (Netherton syndrome)

BCX17725 is a potent and selective investigational protein therapeutic KLK5 inhibitor designed to provide best-in-class, potentially disease-modifying, treatment for people with Netherton syndrome. Netherton syndrome is a serious, rare, lifelong genetic disorder causing disruption of the skin barrier with premature separation of the skin layers, chronic inflammation and vulnerability to serious infections, caused by lack of normal function of a natural inhibitor of KLK5. People with Netherton syndrome often have itchy, red, scaly, inflamed skin, fragile hair, and are more likely to develop severe food allergies, asthma and eczema. Netherton syndrome can be life-threatening, especially during infancy when patients are vulnerable to dehydration and recurrent infections. Currently, there are no approved treatments that target the underlying cause of Netherton syndrome. BCX17725 is designed to replace missing functions of the natural KLK5 inhibitor, which could restore the normal skin barrier and result in improved skin function, including protection from severe inflammatory and infectious complications of the disease.

On May 5, 2025, we announced that the FDA cleared our investigational new drug application, which will enable our clinical trial of BCX17725 to enroll patients in the United States. This Phase 1 trial is also open in Australia.

On July 30, 2025, we were notified that the FDA granted Fast Track designation for BCX17725 for the treatment of Netherton syndrome.

On February 26, 2026, we announced that we expect to report data from the clinical trial of BCX17725 for the treatment of Netherton syndrome in up to 12 patients by the end of 2026.

Avoralstat

Avoralstat, an investigational plasma kallikrein inhibitor, is designed to treat patients with diabetic macular edema ("DME") through the delivery of avoralstat to the back of the eye through the suprachoroidal space. DME is an important cause of vision loss in diabetes and is due to leakage of fluid from the blood vessels in the retina. While current treatments focus on vascular endothelial growth factor ("VEGF") inhibition, DME can develop from other mechanisms, such as the kallikrein-bradykinin pathway. This is supported by observations that many DME patients have an incomplete response to intravitreal anti-VEGF therapies that are administered every four to eight weeks. Avoralstat targets the kallikrein-bradykinin system on the retinal vascular endothelial cells and may result in less vascular leakage and less edema. Avoralstat, delivered to the suprachoroidal space, is designed to provide long-lasting exposure to the retinal vessels, which could result in less frequent injections and a reduced burden on patients and the healthcare system.

On August 4, 2025, we announced that we were enrolling patients in the first clinical trial with suprachoroidal delivery of avoralstat in Australia. On November 3, 2025, we announced that we plan to seek a strategic partner for development beyond Phase 1.

STAR-0310

Pursuant to the Merger, on the Closing Date, we acquired STAR-0310, which is a monoclonal antibody OX40 antagonist that incorporates YTE half-life extension technology for the treatment of atopic dermatitis ("AD") and potentially other indications. STAR-0310 was designed as a potentially best-in-class, long-acting OX40 inhibitor with the goal of addressing the need for a safe, effective, and infrequently administered AD treatment. AD is an immune disorder associated with loss of skin barrier function and itching and is caused by diverse mechanisms, spanning the spectrum of T cell-driven pathology. STAR-0310 is currently in a Phase 1a trial to assess the safety, tolerability, pharmacokinetics, and immunogenicity of STAR-0310 in healthy subjects. We plan to seek strategic alternatives for this asset.

Peramivir Injection (RAPIVAB, RAPIACTA, PERAMIFLU)

RAPIVAB (peramivir injection) was developed under a $234.8 million contract from the Biomedical Advanced Research and Development Authority within the U.S. Department of Health and Human Services. In January 2010, our partner, Shionogi, received the first approval for peramivir injection and launched it in Japan under the commercial name RAPIACTA. It is approved in Japan for the treatment of adults, children, and infants with uncomplicated seasonal influenza and those patients at high-risk for complications associated with influenza. In August 2010, our partner, Green Cross, received marketing and manufacturing approval from the Korean Food & Drug Administration under the commercial name PERAMIFLU to treat patients with influenza A & B viruses, including pandemic H1N1 and avian influenza. See "*Collaborations, License and Other Relationships*" below for a discussion of these licensing arrangements.

Peramivir was also approved in the United States in 2014, Taiwan in 2016, Canada in 2017, and Australia in 2018. A Supplemental New Drug Application was approved in the United States in February 2021, extending RAPIVAB's availability for the treatment of acute uncomplicated influenza to pediatric patients six months and older. Prior to this approval, peramivir had been indicated in the United States for pediatric patients two years and older. In the United States, peramivir is indicated for the treatment of acute uncomplicated influenza in patients who have been symptomatic for no more than two days.

On September 30, 2024, we announced that the U.S. Department of Health and Human Services ("HHS") awarded us up to a $69 million contract for the procurement of up to 95,625 doses over a five-year period of RAPIVAB (peramivir injection) for the treatment of influenza (the "HHS Contract"). The HHS Contract, awarded by the HHS Office of the Administration for Strategic Preparedness and Response ("ASPR"), supplied the Center for the Strategic National Stockpile, the nation's largest supply of life-saving pharmaceuticals and medical supplies for use in a public health emergency. The HHS Contract was structured with a 12-month base ordering period and four optional 12-month ordering periods, which the U.S. Government could exercise on an annual basis. ASPR executed the first ordering period for $13.9 million to supply 19,125 doses of peramivir by September 29, 2025. We delivered 16,821 and 2,304 doses of peramivir during 2025 and 2024, respectively. On May 15, 2025, ASPR notified us of its intent to not exercise any additional optional ordering periods available under the agreement.

Collaborations, License and Other Relationships

ORLADEYO

Torii Pharmaceutical Co., Ltd. ("Torii")

On November 5, 2019, we entered into a Commercialization and License Agreement with Torii (the "Original Torii Agreement"), granting Torii the exclusive right to commercialize ORLADEYO for the prevention of HAE attacks in Japan. Under the Original Torii Agreement, we received an upfront, non-refundable payment of $22.0 million. We received an additional milestone payment of $15.0 million in the second quarter of 2021 upon receipt from the Japanese National Health Insurance System ("NHI") of a reimbursement price approval for ORLADEYO.

On November 30, 2023, we entered into an Amended and Restated Commercialization and License Agreement with Torii (as amended, the "Torii Agreement").

Under the Torii Agreement, we are entitled to receive tiered royalty payments, ranging from 20% to 80% of annual net sales of ORLADEYO in Japan during each calendar year. We are now responsible for all commercial promotion activities to support ORLADEYO sales in Japan, and Torii is responsible for HAE disease awareness activities in Japan. We will receive a 20% royalty on annual Japanese sales below a prespecified threshold and an 80% royalty on annual Japanese sales above the prespecified threshold.

Torii's updated royalty payment obligations commenced on November 30, 2023 and will expire upon the later of (i) the tenth anniversary of the date of first commercial sale of ORLADEYO in Japan, (ii) the expiration of our patents covering ORLADEYO, and (iii) the expiration of regulatory exclusivity for ORLADEYO in Japan.

Neopharmed Gentili S.p.A. ("Neopharmed")

On June 27, 2025, we entered into a stock purchase agreement (the "Stock Purchase Agreement") with BioCryst Ireland Limited ("BioCryst Ireland"), a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of BioCryst, and Neopharmed. On October 1, 2025, under the terms of the Stock Purchase Agreement, we sold to Neopharmed all of our equity interests in BioCryst Ireland, which, together with its subsidiaries, holds certain assets, rights, and employees related to our European ORLADEYO business. We received cash proceeds of $250.0 million, plus customary purchase price adjustments as set forth in the Stock Purchase Agreement. In addition, Neopharmed has agreed to pay us up to $14.0 million if certain revenue milestones are achieved prior to December 31, 2032.

Concurrent with the closing of the transactions contemplated by the Stock Purchase Agreement, on October 1, 2025, we and BioCryst Ireland amended and restated our existing intellectual property licence agreement pursuant to which we will continue to grant to BioCryst Ireland certain rights with respect to ORLADEYO in the territory (the "Amended and Restated IP Licence Agreement"). The terms of the Amended and Restated IP Licence Agreement may also extend to the pediatric line extension of ORLADEYO, subject to certain regulatory approvals.

On October 1, 2025, we also entered into a supply agreement with BioCryst Ireland, pursuant to which we will be the exclusive supplier of ORLADEYO products to BioCryst Ireland for commercialization in the territory. Additionally, we entered into a global brand and support agreement with BioCryst Ireland, which provides for coordination of brand and regulatory activities between us and BioCryst Ireland regarding ORLADEYO products. Lastly, on October 1, 2025, we entered into a trademark license agreement with BioCryst Ireland, pursuant to which we granted to BioCryst Ireland a non-exclusive transitionary license to use the "BioCryst" name, solely to develop, manufacture and commercialize ORLADEYO products in the territory for a limited period of time, and an exclusive license to use the ORLADEYO product name to commercialize ORLADEYO products for such uses for the term of the Amended and Restated IP Licence Agreement, in each case subject to the terms and conditions set forth therein.

Other Collaborations for ORLADEYO

We have entered into a number of collaborations with commercial partners to help support the global commercialization of ORLADEYO. In 2021, we entered into supply and distribution agreements with Neopharm Ltd. ("Neopharm") and NewBridge Pharmaceuticals ("NewBridge") to support commercialization efforts in Israel and the United Arab Emirates ("UAE"), respectively. Under the terms of these agreements, Neopharm has the exclusive rights to commercialize ORLADEYO in Israel and the Palestinian Authority, and NewBridge will support commercialization efforts in the UAE, as well as the Gulf Cooperation Council and Iraq. On June 9, 2022, we announced that we entered into an exclusive collaboration with Pint Pharma to register and promote ORLADEYO in the pan-Latin America region. Under the terms of the agreement, Pint Pharma is responsible for obtaining and maintaining all marketing authorizations and for commercializing ORLADEYO in the region. On January 23, 2023, we announced that we entered into a collaboration with Swixx BioPharma AG ("Swixx") to commercialize ORLADEYO in Central and Eastern Europe ("CEE"). Under the terms of the agreement, Swixx is responsible for commercializing ORLADEYO in 15 markets within CEE. Pursuant to the Stock Purchase Agreement with Neopharmed, we transferred the agreement with Swixx to Neopharmed. On July 19, 2023, we announced that we entered into a collaboration with Er-Kim Pharmaceuticals to commercialize ORLADEYO in Turkey.

Navenibart

Kaken Pharmaceutical Co., Ltd. ("Kaken")

On August 6, 2025, Astria entered into a license agreement (the "Kaken License Agreement"), pursuant to which it granted an exclusive license under certain patent rights and know-how controlled by Astria for Kaken to develop, package, and commercialize navenibart for the prevention of HAE attacks in humans in Japan. Under the Kaken License Agreement, Astria received an upfront payment of $16.0 million in the fourth quarter of 2025, with the potential for an additional $16.0 million in total commercialization and sales milestones. In addition to these payments, Astria is also eligible for tiered royalties with the royalty rate as a percentage of net sales from the mid-teens to 30%. Pursuant to the terms of the Kaken License Agreement, Kaken will also provide support for the ALPHA-ORBIT Phase 3 trial in Japan, be responsible for regulatory submissions in Japan, and reimburse Astria for a portion of the costs of the navenibart Phase 3 program.

Peramivir Injection (RAPIVAB, RAPIACTA, PERAMIFLU)

Shionogi & Co., Ltd. ("Shionogi")

In February 2007, we entered into a License, Development and Commercialization Agreement (as amended, supplemented or otherwise modified, the "Shionogi Agreement"), an exclusive license agreement with Shionogi to develop and commercialize peramivir in Japan for the treatment of seasonal and potentially life-threatening human influenza. In October 2008, we and Shionogi amended the Shionogi Agreement to expand the territory covered by the agreement to include Taiwan. The Shionogi Agreement provided for an upfront payment in exchange for the rights to injectable formulations of peramivir in Japan, development milestone payments (which have all been paid), commercial milestone payments, and royalty payments on product sales of peramivir, in accordance with the terms of the Shionogi Agreement.

Generally, all payments under the Shionogi Agreement are non-refundable and non-creditable, but they are subject to audit. Shionogi is responsible for all development, regulatory, and marketing costs in Japan. The term of the Shionogi Agreement is from February 28, 2007 until terminated. Either party may terminate the Shionogi Agreement in the event of an uncured breach. Shionogi has the right of termination without cause. In the event of termination, all license and rights granted to Shionogi shall terminate and shall revert back to us. We developed peramivir under a license from the University of Alabama Birmingham ("UAB") and have paid sublicense payments to UAB on the upfront payments and will owe sublicense payments on any future event payments and/or royalties received by us from Shionogi.

Shionogi Royalty Financing and Non-Recourse Notes Payable

On March 9, 2011, we completed a $30.0 million financing transaction to monetize certain future royalty and milestone payments under the Shionogi Agreement. Pursuant to the transaction, JPR Royalty Sub LLC, a wholly-owned subsidiary of the Company ("Royalty Sub"), issued $30.0 million in aggregate principal amount of its PhaRMA Senior Secured 14.0% Notes due 2020 (the "PhaRMA Notes") in a private placement to institutional investors. The PhaRMA Notes were issued under an indenture, dated as of March 9, 2011 (the "Indenture"), by and between Royalty Sub and U.S. Bank National Association, as Trustee. We received net proceeds of $22.7 million from this transaction.

Principal and interest on the PhaRMA Notes are payable from, and are secured by the rights to royalty and milestone payments under the Shionogi Agreement, which were transferred by us to Royalty Sub in 2011. Royalty Sub's obligations to pay principal and interest on the PhaRMA Notes are obligations solely of Royalty Sub and are without recourse to any other person, including the Company, except to the extent of our pledge of our equity interests in Royalty Sub in support of the PhaRMA Notes.

In September 2014, Royalty Sub was unable to pay the full amount of interest payable in September 2013 by the next succeeding payment date for the PhaRMA Notes, which was September 1, 2014. This inability constituted an event of default under the terms of the Indenture. As of December 31, 2025, the PhaRMA Notes remained in default. While Royalty Sub continues to pay the holders of the PhaRMA Notes any royalty payments received from Shionogi, which are immaterial, we wrote off the balance due under the PhaRMA Notes to other income as a debt extinguishment as of December 31, 2021.

Green Cross Corporation ("Green Cross")

In June 2006, we entered into an agreement with Green Cross to develop and commercialize peramivir in Korea. Under the terms of the agreement, Green Cross is responsible for all development, regulatory, and commercialization costs in Korea and we are entitled to share in profits resulting from the sale of peramivir in Korea, including the sale of peramivir to the Korean government for stockpiling purposes. Furthermore, Green Cross will pay us a premium over its cost to supply peramivir for development and any future marketing of peramivir products in Korea. Both parties have the right to terminate the agreement in the event of an uncured material breach. In the event of termination, all rights, data, materials, products, and other information would be transferred to us.

Additional Collaborations

We also have non-material license agreements with certain third parties, such as Albert Einstein College of Medicine of Yeshiva University ("AECOM"), Industrial Research, Ltd. ("IRL"), and the University of Alabama at Birmingham ("UAB"), which require that we make certain payments related to development of the product candidates covered by these agreements, net sales on any resulting product made by us, and annual license fees. We licensed a series of potent inhibitors of purine nucleoside phosphorylase ("PNP") from AECOM and IRL, as well as an exclusive worldwide license of galidesivir for any antiviral use, and we have agreements with UAB for influenza neuraminidase and complement inhibitors. There is currently no material activity between us and UAB on these agreements, but when we license this technology, such as in the case of the Shionogi and Green Cross agreements, or commercialize products related to these programs, we owe sublicense fees or royalties on amounts received.

As discussed in "*Note 16—Collaborative and Other Relationships*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report, we entered into a license agreement with Clearside Biomedical, Inc. to develop our investigational plasma kallikrein inhibitor, avoralstat, with Clearside's SCS Microinjector® to deliver avoralstat to the back of the eye through the suprachoroidal space to treat patients with DME. In addition, on October 4, 2023, Astria entered into a license agreement (the "Ichnos License Agreement") with Ichnos Sciences SA and Ichnos Sciences Inc. (collectively, "Ichnos") pursuant to which Ichnos granted to Astria an exclusive (even as to Ichnos and its affiliates), worldwide, and sublicensable right and license to certain patent rights and related know-how to develop, manufacture, and commercialize Ichnos' proprietary OX40 portfolio, which includes STAR-0310.

Patents and Proprietary Information

Our success will depend in part on our ability to obtain and enforce patent protection for our products, methods, processes, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. We own or have rights to certain proprietary information, proprietary technology, issued and allowed patents and patent applications which relate to compounds we are developing. We actively seek, when appropriate, protection for our products, proprietary technology, and proprietary information by means of U.S. and foreign patents, trademarks, and contractual arrangements. In addition, we rely upon trade secrets and contractual arrangements to protect certain of our proprietary information, proprietary technology, and products and product candidates.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technology. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our product candidates or those developed by our partners can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

As of December 31, 2025, we have been issued approximately 39 U.S. patents that expire between 2027 and 2040 and that relate to our kallikrein inhibitor compounds, neuraminidase inhibitor compounds, broad-spectrum antiviral ("BSAV") compounds, PNP inhibitor compounds, and complement-mediated disease program compounds. We have licensed a number of compounds protected by certain composition of matter patents from AECOM and IRL, totaling one additional U.S. patent that expires in 2029. Additionally, we have approximately 30 Patent Cooperation Treaty or U.S. patent applications pending related to kallikrein inhibitor compounds, neuraminidase inhibitor compounds, BSAV compounds, PNP inhibitor compounds, KLK5 program compounds, and complement-mediated disease program compounds. In addition, as of December 31, 2025, Astria has approximately 12 Patent Cooperation Treaty or U.S. patent applications pending that relate to its anti-kallikrein monoclonal antibody program and anti-OX40 monoclonal antibody program. As of December 31, 2025, no U.S. patents have issued related to these programs. Astria has also licensed intellectual property from Ichnos that relates to its anti-OX40 monoclonal antibody program totaling 3 additional U.S. patents that expire in 2032 and 2 pending U.S. patent applications. Our pending applications may not result in issued patents, our patents may not cover the products of interest or may not be enforceable in all, or any, jurisdictions and our patents may not provide us with sufficient protection against competitive products or otherwise be commercially viable. After expiration of composition of matter patents for our products and product candidates, we may rely on data exclusivity, or in some cases, secondary pharmaceutical patents (such as patents covering solid pharmaceutical forms, salt forms, dosing regimens, and methods of use). The enforceability of these secondary patents varies from jurisdiction to jurisdiction and may not be allowed or enforceable in some jurisdictions where we may seek approval. We may not have the funds to continue patent prosecution or to defend all of our existing patents in our current patent estate and may selectively abandon patents or patent families worldwide or in certain territories.

Our success is also dependent upon the skills, knowledge and experience of our scientific and technical personnel, none of which is patentable. To help protect our rights, we require all employees, consultants, advisors and partners to enter into confidentiality agreements, which prohibit the disclosure of confidential information to anyone outside of BioCryst and, where possible, require disclosure and assignment to us of their ideas, developments, discoveries, and inventions. These agreements may not provide adequate protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information.

Competition

The pharmaceutical and biotechnology industries are intensely competitive. Many companies, including biotechnology, chemical and pharmaceutical companies, are actively engaged in activities similar to ours, including research, development, and commercialization of drugs for the treatment of rare medical conditions. Many of these companies have substantially greater financial and other resources, larger research and development staffs, and more extensive commercial and manufacturing organizations than we do. In addition, many have considerable experience in preclinical testing, clinical trials, and other regulatory approval procedures. In addition, there are also academic institutions, governmental agencies and other research organizations who conduct research in areas in which we are working.

We expect to encounter significant competition for any of the pharmaceutical products we plan to develop. Companies that successfully complete clinical trials, obtain required regulatory approvals, and commence commercial marketing and sales of their products may achieve a significant competitive advantage. Our commercial potential could also be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than products that we may develop. Our product candidates, even if successfully tested and developed, may not be adopted by physicians over other products and may not offer economically feasible alternatives to other therapies. Any of these competitive factors may impact our decisions with respect to our products, product candidates and early-stage discovery programs. See "*Risk Factors—Risks Relating to Our Business—Risks Relating to Competing in our Industry*" in Part I, Item 1A of this report for further discussion of these risks. In addition, the approval of a generic drug or biosimilar of one of our products or a product with which we compete could have a material impact on our business because it may be significantly less costly to bring to market and may be priced significantly lower than our products or the other products with which we compete.

HAE

HAE is an autosomal dominant disease characterized by painful, unpredictable, recurrent attacks of inflammation affecting the hands, feet, face, abdomen, urogenital tract, and the larynx. The inflammation can be disfiguring, debilitating, or in the case of laryngeal attacks, life-threatening. Prevalence for HAE is uncertain but is estimated to be approximately 1 case per 33,000 to 67,000 persons without known differences among ethnic groups and is generally caused by deficient (Type I) or dysfunctional (Type II) levels of C1-inhibitor ("C1-INH"), a naturally occurring molecule that is known to inhibit kallikrein, bradykinin, and other serine proteases in the blood. If left untreated, HAE can result in a mortality rate as high as 50% primarily due to upper airway obstruction. There are several licensed therapies for HAE, including the following:

- C1-INH replacement therapy is available as an acute therapy (Berinert®) and as a prophylactic therapy (Haegarda® and Cinryze®). These therapies are dosed subcutaneously and intravenously. Recombinant C1-INH (Ruconest®) is also available as an acute therapy.

- Kallikrein Inhibitors — Kalbitor® (ecallantide) is a specific recombinant plasma kallikrein inhibitor that is dosed subcutaneously by healthcare providers to treat acute HAE attacks. Takhzyro® (lanadelumab-flyo) is a monoclonal antibody approved for prophylaxis of HAE attacks and can be self-administered as a subcutaneous injection. EKTERLY® (sebetralstat) is an oral small-molecule plasma kallikrein inhibitor self-administered to treat acute HAE attacks.

- Anti-factor XII mAb — Andembry® (garadacimab) is a monoclonal antibody approved for prophylaxis of HAE attacks and can be self-administered as a monthly subcutaneous injection following loading dose.

- Prekallikrein Antisense — DAWNZERA™ (donidalorsen) is a prekallikrein-directed antisense oligonucleotide approved for prophylaxis of HAE attacks and can be self-administered as a subcutaneous injection every 4 weeks or every 8 weeks.

- Bradykinin receptor antagonist — Firazyr® (icatibant) and generic icatibant are indicated for the treatment of acute attacks and are administered by subcutaneous injection.

- Other medications — Prophylactic administration of synthetic attenuated androgens (generically available as danazol or stanozolol) has been utilized to reduce the frequency or severity of attacks. However, long-term use of danazol or stanozolol may result in liver damage, virilization and arterial hypertension. Six-month liver function tests, annual lipid profiles, and biennial hepatic ultrasound are recommended for patients on chronic androgen therapy.

We are aware of a number of HAE therapies in (or have recently completed) clinical development that, if approved, may compete with ORLADEYO or navenibart. These include:

Company	Asset	Mechanism of Action	Route of Administration	Trial Phase	Role in Therapy
Pharvaris	Deucrictibant (PHVS416/PHVS719)	B2 receptor antagonist	Oral	III	Acute and Prophylaxis
ADARx	Onvuzosiran (ADX-324)	siRNA	Subcutaneous	III	Prophylaxis
Intellia	Lonvo-z (NTLA-2002)	Gene Editing	Intravenous	III	One-time Prophylaxis
Argo Biopharma	BW-20805	SiRNA	Subcutaneous	II	Prophylaxis
Poseida Therapeutics	P-KLKB1-101	Gene Editing	Intravenous	Preclinical	One-time Prophylaxis

Netherton Syndrome

Netherton syndrome is a serious, rare, lifelong genetic disorder affecting the skin, hair, and immune system, caused by lack of normal function of a natural inhibitor of KLK5. While there are currently no approved treatments for Netherton syndrome, we are aware of a number of therapies in development for treatment that, if approved, may compete with BCX17725 (e.g., Quoin Pharmaceuticals Ltd.'s QRX-003 in Phase III, ResVita Bio's Pre-Investigational New Drug, RVB-003, and Azitra Inc.'s ATR-12 in Phase I).

Diabetic Macular Edema

Avoralstat, our investigational plasma kallikrein inhibitor, is designed to treat patients with DME through delivery of avoralstat to the back of the eye through the suprachoroidal space. There are several approved anti-VEGF therapies available for the treatment of DME, including F. Hoffmann-La Roche Ltd.'s ("Roche") VABYSMO® (faricimab-svoa) and Regeneron Pharmaceuticals, Inc.'s EYLEA® (aflibercept). In addition, we are aware of a number of products in development that would offer alternatives to anti-VEGF therapies, which could affect the competitive environment for our products, including Rezolute Inc.'s RZ402, Merck & Co. Inc.'s Restoret™ (MK-3000, formerly EYE103), Ocular Therapeutix™'s AXPAXLI ™ and EyePoint Pharmaceutical Inc.'s DURAVYU™ (formerly EYP-1901).

Antivirals

The pharmaceutical market for products that prevent or treat influenza is very competitive. Key competitive factors for RAPIVAB (peramivir injection) include, among others, efficacy, ease of use, safety, price and cost-effectiveness, storage and handling requirements, and reimbursement. A number of products are currently available in the United States and/or other countries, including Japan, for the prevention or treatment of influenza, including seasonal flu vaccines, Roche's TAMIFLU® (oseltamivir), generic oseltamivir, GlaxoSmithKline plc's RELENZA®, Genentech and Shionogi's XOFLUZA® and Daiichi's INAVIR®. In addition, FUJIFILM Corporation's favipiravir, a polymerase inhibitor, is approved in Japan.

Various government entities throughout the world are offering incentives, grants, and contracts to encourage additional investment into preventative and therapeutic agents against influenza, which may have the effect of further increasing the number of our competitors and/or providing advantages to certain competitors.

Atopic Dermatitis

AD is an immune disorder associated with loss of skin barrier function and itching, caused by diverse mechanisms, spanning the spectrum of T cell-driven pathology. There are a number of therapies approved for the treatment of AD, including RINVOQ® (upadacitinib), CIBINQO™ (abrocitinib), DUPIXENT® (dupilumab), ADBRY® (tralokinumab-ldrm), EBLGYSS (lebrikizumab) and NEMLUVIO (nemolizumab), and OLUMIANT (baricitinib) in the European Union.

In addition, there are a number of other product candidates in early-stage development for moderate-to-severe AD, including Nektar Therapeutics (rezpegaldesleukin), Pfizer (PF-07275315 and PF-07264660), LEO Pharma (temtokibart, LEO 152020), Akesobio (AK120), Connect Biopharma (rademikibart), Biosion (bosakitug), Apogee Therapeutics (APG777), InnoCare Pharma (ICP-332), Kymera Therapeutics (KTK-474), GSK (GSK1070806), UCB (UCB9741 and UCB1381), Union Therapeutics (orismilast), J&J (JNJ-7528 and JNJ-5939), Celldex Therapeutics (barzolvolimab), Evommune (EVO301 and EVO756), Eli Lilly (ucenprubart), Sanofi (SAR444656) and Opsidio (OpSCF).

Government Regulation

Our business is subject to extensive regulation by the FDA and foreign governments. These regulations include, among other things, regulations for the development, testing, manufacture, safety, efficacy, record-keeping, labeling, storage, approval, advertising, promotion, sale and distribution of pharmaceutical and biological products. The regulatory review and approval process is lengthy, expensive, and uncertain. Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate that our product candidates are safe and effective for use in humans. Before a new product can be marketed, considerable data demonstrating a biological product candidate's quality, safety, purity, and potency, or a small molecule drug candidate's quality, safety and efficacy, must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority. For biological product candidates (such as our protein therapeutic product candidates), potency is similar to efficacy and is interpreted to mean the specific ability or capacity of the product, as indicated by appropriate laboratory tests or by adequately controlled clinical data obtained through the administration of the product in the manner intended, to effect a given result. The approval process takes many years, substantial expenses may be incurred, and significant time may be devoted to clinical development. Further, the duration of the approval process may be exacerbated by global health concerns or other considerations that could prevent regulatory authorities from conducting their inspections, reviews, or other regulatory activities that could significantly impact the ability of such authorities to timely review and process our regulatory submissions.

Even if the FDA or foreign regulatory authorities approve a product candidate, the approval may limit the indicated uses for the product candidate, impose other restrictions on the product candidate, and/or may require post-approval studies that could impair the commercial viability of the product candidate. Even upon any approval to market our potential products, whether in the United States or internationally, we will continue to be subject to extensive regulatory requirements. These requirements are wide ranging and govern, among other things:

- adverse drug or biological product experience reporting regulations;
- product promotion;
- product manufacturing, including good manufacturing practice requirements; and
- product changes or modifications.

These government regulations are a significant factor in the production and marketing of any pharmaceutical or biological products that we develop or acquire. Failure to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process may subject us to sanctions, including:

- delays;
- warning or untitled letters;
- fines;
- product recalls or seizures;
- injunctions;
- penalties;
- refusal of the FDA or any foreign regulatory authority to review pending market approval applications or supplements to approval applications;
- total or partial suspension of production;
- civil penalties;
- withdrawals of previously approved marketing applications; and
- criminal prosecutions.

The policies of the FDA and foreign regulatory authorities may change, and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or approval of new indications for our existing products. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

16

FDA Regulation

Before testing potential product candidates in humans, we carry out laboratory and animal studies to determine safety and biological activity. In general, after completing preclinical trials, we must file an investigational new drug application ("IND"), including a proposal to begin clinical trials, with the FDA. In April 2025, the FDA published a roadmap to reduce animal testing in preclinical safety studies, including those required in INDs, with scientifically validated new approach methodologies. Thirty days after filing an IND, a phase 1 human clinical trial can start, unless the FDA places a hold on the trial.

Clinical trials to support a new drug application ("NDA") for a pharmaceutical product or a biologics license application ("BLA") for a biological product, are typically conducted in three sequential phases, but the phases may overlap.

Phase 1 — During phase 1, which involves the initial introduction of the drug into healthy volunteers, the product candidate is tested to assess metabolism, pharmacokinetic, and pharmacological actions and safety, including side effects associated with increasing doses.

Phase 2 — Phase 2 usually involves trials in a limited patient population to: (1) assess the efficacy of the product candidate in specific, targeted indications; (2) assess dosage tolerance and optimal dosage; and (3) identify possible adverse effects and safety risks.

Phase 3 — If a product candidate is found to be potentially effective and to have an acceptable safety profile in phase 2 evaluations, phase 3 clinical trials, also sometimes called pivotal studies, major studies, or advanced clinical trials, are typically undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

Initiation and completion of the clinical trial phases are dependent upon many factors, including things that are beyond our control. For example, the clinical trials cannot begin at a particular site until that site receives approval from its Institutional Review Board ("IRB"), which reviews the protocol and related documents. This approval process can take several weeks to several months to complete. In addition, clinical trials are dependent on patient enrollment, but the rate at which patients enroll in a study depends on:

- willingness of investigators to participate in a study;
- ability of clinical sites to obtain approval from their IRB;
- the availability of existing or other experimental drugs for the disease we intend to treat;
- the willingness of patients to participate; and
- the availability of patients meeting the eligibility criteria.

Delays in planned patient enrollment may result in increased expense and longer development timelines. A sponsor may choose, but is not required, to conduct a foreign clinical study under an IND. When a foreign clinical study is conducted under an IND, all IND requirements must be met unless waived. When the foreign clinical study is not conducted under an IND, the sponsor must ensure that the study complies with certain FDA regulatory requirements in order to use the study as support for an IND or application for marketing approval or licensure. Good clinical practice standards are required for clinical studies regardless of the location of the study.

After successful completion of the required clinical testing, generally an NDA, for a pharmaceutical product candidate, or a BLA, for a biological product candidate, is submitted. Upon receipt of the NDA or BLA, the FDA will review the application for completeness. Within 60 days, the FDA will determine if the application is sufficiently complete to warrant full review and will consider the application "filed" at that time. Also upon receipt of the application, the FDA will assign a review priority to the application. Priority review applications are usually reviewed within 6 months; standard review applications are usually reviewed within 10 months. The FDA may refer NDAs or BLAs for new molecular entities or new biologics to an appropriate advisory committee for review and evaluation in regard to providing a recommendation as to whether the application should be approved. The FDA is not bound to follow the recommendation of an advisory committee.

Following the review of the application, which may include requests for additional information from the sponsor and results from inspections of manufacturing and clinical sites, the FDA will issue an "action letter" on the application. The action letter will either be an "approval letter," in which case the product may be lawfully marketed in the United States, or a "complete response letter." A complete response letter will state that the FDA cannot approve the NDA or BLA in its present form and, usually, will describe all of the specific deficiencies that the FDA has identified in the application. The complete response letter, when possible, will include the FDA's recommended actions to place the application in a condition for approval. Deficiencies can be minor (e.g., labeling changes) or major (e.g., requiring additional clinical trials). A complete response letter may also be issued before the FDA conducts the required facility inspection and/or reviews labeling, leaving the possibility that additional deficiencies in the original NDA or BLA could be subsequently cited. An applicant receiving a complete response letter is permitted to resubmit the NDA or BLA addressing the identified deficiencies (in which case a new two- or six-month review cycle will begin), or withdraw the NDA or BLA. The FDA may consider a failure to take action within one year of a complete response letter to be a request to withdraw, unless the applicant has requested an extension of time in which to resubmit the NDA or BLA. If the FDA approves an NDA or BLA, the marketing of the product will be limited to the particular disease states and conditions of use that are described in the product label. The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and criminal liability under applicable state and federal laws.

Post-Approval

Approved drugs and biologics that are manufactured or distributed in the United States pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product. For example, advertising and promotion are subject to stringent FDA rules and oversight, and as an NDA holder, we may be held responsible for any advertising and promotion that is not in compliance with the rules and regulations. In particular, the claims in all promotional materials and activities must be consistent with the FDA approvals for approved products and must be appropriately substantiated and fairly balanced with information on the safety risks and limitations of the products. We also may engage in appropriate truthful, non-misleading, and non-promotional scientific exchange concerning our products.

In addition, for biological products, as part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. After a BLA is approved for a biological product, the product also may be subject to official lot release. If the product is subject to official release by the FDA, the manufacturer submits a sample of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer's tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, and potency or effectiveness of biologics.

After approval, most changes to the approved product, such as adding new indications or other labeling claims and some manufacturing and supplier changes, are subject to prior FDA review and approval. The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-marketing testing, including phase 4 clinical trials, and surveillance programs to further assess and monitor the product's safety and effectiveness after commercialization.

We and all of our contract manufacturers are also required to comply with the applicable FDA current Good Manufacturing Practice ("cGMP") regulations during clinical development and to ensure that the product can be consistently manufactured to meet the specifications submitted in an NDA or BLA. The cGMP regulations include requirements relating to product quality, investigation and remediation of issues through corrective and preventative actions, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved by the FDA before they can be used to manufacture our products. Based on an inspection, the FDA determines whether manufacturing facilities are in compliance with applicable regulations. Manufacturing facilities in non-United States countries that are utilized to manufacture drugs or biologics for distribution into the United States are also subject to inspection by the FDA. Additionally, failure to comply with local regulatory requirements could affect production and availability of product in relevant markets. A company that is found to have failed to comply with applicable cGMP regulations may be subject to significant liability, including civil and criminal liability under applicable state and federal laws.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs or biologics intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation, if sought, must be requested before submitting an NDA or BLA. After the FDA grants orphan drug designation, the generic identity of the drug or biologic and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA or BLA applicant with FDA orphan drug designation for a particular active ingredient to receive FDA approval of the designated drug for the disease indication for which it has such designation is entitled to a seven-year exclusive marketing period ("orphan drug exclusivity") in the United States for that product, for that indication. During the seven-year period, the FDA may not finally approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the license holder cannot supply sufficient quantities of the product. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition, provided that the sponsor has conducted appropriate clinical trials required for approval. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA or BLA application user fee for the orphan indication.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In *Catalyst Pharms., Inc. v. Becerra*, the United States Court of Appeals for the Eleventh Circuit disagreed with the FDA's longstanding position that orphan drug exclusivity only applies to the approved use or indication within an eligible disease. This decision created uncertainty in the application of orphan drug exclusivity. In January 2023, the FDA published a notice in the Federal Register to clarify that while the agency complies with the court's order in *Catalyst*, the FDA intends to continue to apply its longstanding interpretation of the regulations to matters outside of the scope of the *Catalyst* order - that is, the agency will continue tying the scope of orphan-drug exclusivity to the uses or indications for which a drug is approved, which permits other sponsors to obtain approval of a drug for new uses or indications within the same orphan designated disease or condition that have not yet been approved. In view of the overturn of the Chevron doctrine in *Loper Bright Enterprises v. Raimondo*, this U.S. Supreme Court decision may invite various stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies, including regulatory exclusivities, which could lead to uncertainties in the industry.

The FDA's interpretation of the scope of orphan drug exclusivity may change. In light of recent litigation and FDA announcements, the scope of orphan drug exclusivity and other issues relating to the FDA's implementation of the Orphan Drug Act with respect to both previously approved and future products continues to evolve and may be the subject of further litigation or legislative action.

Fast Track Designation

Under the Fast Track program, the sponsor of an IND may request the FDA to designate the product candidate as a Fast Track drug if it is intended to treat a serious or life-threatening condition and data demonstrate its potential to fulfill an unmet medical need. The FDA must determine if the product candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor's request. Once the FDA designates a product candidate as a Fast Track candidate, it is required to facilitate the development and expedite the review of that drug by providing more frequent communication with, and guidance to, the sponsor. The key benefits of Fast Track designation are the eligibility for priority review, rolling review (submission of portions of an application before the complete marketing application is submitted), and accelerated approval, if relevant criteria are met.

In addition to other benefits, such as greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track product candidate's NDA or BLA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's review period as specified under the Prescription Drug User Fee Act for filing and reviewing an application does not begin until the last section of the NDA or BLA has been submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

In addition, the Food and Drug Administration Safety and Innovation Act of 2012 ("FDASIA") established the Breakthrough Therapy designation. A sponsor may seek FDA designation of its product candidate as a breakthrough therapy if the drug or biologic is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. If a drug or biologic is designated as breakthrough therapy, the FDA will provide more intensive guidance on the drug development program and expedite its review.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Drug Price Competition and Patent Term Restoration Act of 1984 (commonly referred to as the "Hatch-Waxman Amendments") amending the Federal Food, Drug, and Cosmetic Act ("FDCA"), Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application ("ANDA") to the agency. Upon approval of an ANDA, the FDA indicates that the generic product is "therapeutically equivalent" to the drug product previously approved under an NDA, known as the reference listed drug ("RLD"), and it assigns a therapeutic equivalence rating to the approved generic drug in its publication "Approved Drug Products with Therapeutic Equivalence Evaluations," also referred to as the "Orange Book". Physicians and pharmacists consider the therapeutic equivalence rating to mean that a generic drug is fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA's designation of a therapeutic equivalence rating often results in substitution of the generic drug without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of nonpatent exclusivity for the RLD has expired. The FDCA provides a period of five years of data exclusivity for NDAs containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be filed with the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification (discussed further below), in which case the applicant may submit its application four years following the original product approval (referred to as the "NCE-1 date"). The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30 Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant's product or a method of using the product. When an ANDA applicant files its application with the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.

A certification that the new product will not infringe the already approved product's listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the ANDA applicant.

505(b)(2) New Drug Applications

As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA pursuant to an NDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendments and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant, and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on the FDA's previous findings of safety and effectiveness is scientifically and legally appropriate, it may eliminate the need to conduct certain preclinical studies or clinical trials of the new product. The FDA may also require companies to perform additional bridging studies or measurements, including clinical trials, to support the change from the previously approved reference drug. The FDA may then approve the new drug candidate for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

To the extent that a Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. As a result, approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Biosimilars and Reference Product Exclusivity

The Affordable Care Act ("ACA") includes a subtitle called the Biologics Price Competition and Innovation Act ("BPCIA"), which created an abbreviated approval pathway for biological products that are highly similar, or "biosimilar," to or interchangeable with an FDA-approved reference biological product. The FDA has issued several guidance documents outlining an approach to review and approval of biosimilars.

Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, is generally shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA's previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.

The FDA has issued guidance documents intended to inform prospective applicants and facilitate the development of proposed biosimilars and interchangeable biosimilars, as well as to describe the FDA's interpretation of certain statutory requirements added by the BPCIA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A reference biologic is granted twelve years of exclusivity from the time of first licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against other biologics submitted under the abbreviated approval pathway for the lesser of (i) one year after the first commercial marketing, (ii) 18 months after approval if there is no legal challenge, (iii) 18 months after the resolution in the applicant's favor of a lawsuit challenging the biologics' patents if an application has been submitted, or (iv) 42 months after the application has been approved if a lawsuit is ongoing within the 42-month period.

A biological product can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. On December 20, 2020, Congress amended the Public Health Service Act as part of the COVID-19 relief bill to further simplify the biosimilar review process by making it optional to show that conditions of use proposed in labeling have been previously approved for the reference product, which used to be a requirement of the application. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate impact and implementation of the BPCIA is subject to significant uncertainty.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug or biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With the enactment of FDASIA, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA's internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent and orphan exclusivity. This six-month exclusivity may be granted if an NDA or BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA's request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot accept or approve another application.

Patent Term Restoration and Extension

A patent claiming a new drug or biological product may be eligible for a limited patent term extension under the Hatch-Waxman Amendments. Those Amendments permit a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA or BLA, plus the time between the submission date of an NDA or BLA and ultimate approval. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product's approval date. Only one patent applicable to an approved drug or biological product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. The U.S. Patent and Trademark Office reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Foreign Regulation

In addition to regulations in the United States, we are subject to a variety of foreign regulatory requirements governing human clinical trials and marketing approval, commercial sales, and distribution of drugs. Foreign regulatory approval processes include all of the risks associated with FDA approval set forth above, as well as additional country-specific regulations. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. Some countries, such as certain countries in Latin America and in the Middle East, have review processes and data requirements similar to those of the European Union, and, in some cases, can rely on prior marketing approval from U.S. or EU regulatory authorities. The regulatory process in these countries may include manufacturing/ testing facility inspections, testing of drug product upon importation and other domestic requirements. Certain Asian countries may require local clinical-trial data for bridging purposes as part of the drug registration process in addition to global clinical trials, which can add to overall drug development and registration timelines. In most of the Asian markets, registration timelines depend on marketing approval in the United States or the European Union.

The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country, some of which are discussed below, and may also include post-approval commitments.

European Union

The various phases of preclinical and clinical research in the European Union are subject to significant regulatory controls. Clinical trials in the European Union are governed by Clinical Trials Regulation (EU) No 536/2014 (the "Regulation"), which was adopted in April 2014 and replaced Clinical Trials Directive 2001/20/EC, as amended, as a system for the approval of clinical trials in the European Union which had been implemented through national legislation of the member states. The Regulation came into effect on January 31, 2022 with a three-year transition period in which clinical trial sponsors were able to choose among different submission pathways. The Regulation, which is directly applicable in all EU member states, aims to simplify and streamline the approval of clinical trials in the European Union. For instance, the Regulation provides for a streamlined application procedure via a single entry point, the EU clinical trials portal (Clinical Trials Information System, "CTIS"). Further, it features strictly defined deadlines for the assessment of clinical trial applications and introduces enhanced transparency requirements, including mandatory submission of a summary of clinical trial results to CTIS.

Manufacturing and import into the European Union of investigational medicinal products for use in clinical trials is subject to the holding of appropriate authorizations and must be carried out in accordance with cGMP.

Under EU regulatory systems, we may submit marketing authorizations either under a centralized or, for products not falling within the mandatory scope of the centralized procedure, decentralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all EU member states. It is compulsory for specific pharmaceutical products, including for medicines developed by means of certain biotechnological processes (including hybridoma and monoclonal antibody methods), products designated as orphan pharmaceutical products, advanced therapy pharmaceutical products and pharmaceutical products with a new active substance indicated for the treatment of certain diseases. Under the centralized procedure, a single marketing authorization application is submitted to the Committee for Medicinal Products for Human Use of the European Medicines Agency ("EMA"), which then makes a recommendation to the European Commission ("EC"). The EC makes the final determination on whether to approve the application. The decentralized procedure provides for mutual recognition of national approval decisions, and the holder of a national marketing authorization may submit an application to the remaining member states. The decentralized procedure is only available for pharmaceutical products not falling within the mandatory scope of the centralized procedure.

The EC has granted marketing authorizations for several biosimilars pursuant to a set of general and product class-specific guidelines for biosimilar approvals issued over the past few years and updated from time to time. In Europe, a competitor may reference data supporting approval of an innovative biological product, but will not be able to get on the market until 10 years after the product's first marketing authorization in the European Economic Area ("EEA"). This 10-year marketing exclusivity period may be extended to 11 years if, during the first eight of those 10 years, the marketing authorization holder obtains an approval for one or more new therapeutic indications that bring significant clinical benefits compared with existing therapies. In addition, companies may be developing biosimilars in other countries that could compete with our products. Currently, an EU "pharma package" reform is under way and may change these timelines or their exact makeup if adopted. While the Council of the European Union and the European Parliament have reached a provisional deal on such reform, it has not yet been adopted and is still subject to change.

United Kingdom

The United Kingdom formally left the European Union on January 31, 2020 ("Brexit"). Under the Protocol on Ireland and Northern Ireland in the withdrawal agreement (as modified by the Windsor Framework), certain EU rules continue to apply in Northern Ireland in areas such as goods and customs. The European Union and the United Kingdom have agreed on a trade and cooperation agreement ("TCA") which includes provisions affecting the life sciences sector (including on customs and tariffs). There are some specific provisions concerning pharmaceuticals, including the mutual recognition of GMP and issued GMP documents. The TCA does not, however, contain wholesale mutual recognition of U.K. and EU pharmaceutical regulations and product standards.

The government of the United Kingdom has enacted the Medicines and Medical Devices Act 2021. The purpose of the act is to enable the existing regulatory frameworks in relation to human medicines and clinical trials of human medicines, among others, to be updated. The powers under the act may only be exercised in relation to specified matters and must safeguard public health. The Medicines and Medical Devices Act 2021 supplements the United Kingdom Medical Devices Regulations 2002, which are based on the EU Medical Devices Directive as amended to reflect the United Kingdom's post-Brexit regulatory regime. Notably, the Regulations do not include any of the revisions that have been made by the EU Medical Devices Regulation (EU) 2017/745, which has gained full application in all EU member states since May 26, 2021, but is not applicable in the United Kingdom as "retained law." Reform under the Medicines and Medical Devices Act 2021 is being implemented on a phased basis via secondary legislation, following a series of consultations with core aspects of the new regime coming into force on June 16, 2025.

Japan

Under the Japanese regulatory system administered by the Japanese Pharmaceuticals and Medical Devices Agency ("PMDA"), pre-marketing approval and clinical studies are required for all pharmaceutical products. To obtain manufacturing/marketing approval, we must submit an application for approval to the Ministry of Health, Labor and Welfare ("MHLW") with results of nonclinical and clinical studies to show the quality, efficacy, and safety of a new drug. A data compliance review, good Clinical Practices on-site inspection, cGMP audit, and detailed data review are undertaken by the PMDA. The application is then discussed by the committees of the Pharmaceutical Affairs and Food Sanitation Council ("PAFSC"). Based on the results of these reviews, the final decision on approval is made by the MHLW. In Japan, the National Health Insurance system maintains a Drug Price List specifying which pharmaceutical products are eligible for reimbursement, and the MHLW sets the prices of the products on this list. The price will be determined within 60 to 90 days following approval unless the applicant disagrees, which may result in extended pricing negotiations. The government generally introduces price cut rounds every other year and also mandates price decreases for specific products. New products judged innovative or useful, that are indicated for pediatric use, or that target orphan or small population diseases, however, may be eligible for a pricing premium. The Japanese government has also promoted the use of generics, where available.

Fraud and Abuse and Related Regulatory Laws

We are subject to various federal and state laws pertaining to healthcare "fraud and abuse," including both federal and state anti-kickback and false claims laws. Outside of the United States, we may be subject to analogous foreign laws and regulations in the various jurisdictions in which we operate. These laws and regulations apply to our or our partners' operations, sales and marketing practices, price reporting, and relationships with physicians and other customers and third-party payors. Anti-kickback laws generally prohibit a manufacturer from soliciting, offering, receiving, or paying any remuneration to generate business, including the purchase or prescription of a particular drug. Although the specific provisions of these laws vary, their scope is generally broad and there may be no regulations, guidance or court decisions that clarify how the laws apply to particular industry practices. False claims laws prohibit, among other things, anyone from knowingly presenting, or causing to be presented, for payment to third party payors (including Medicare and Medicaid) claims for reimbursement or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services.

In addition, we are subject to the federal Physician Sunshine Act and certain similar physician payment and drug pricing transparency legislation in various states. The transparency-focused provisions apply to manufacturers with products reimbursed under certain government programs and require those manufacturers to disclose annually to the federal government certain payments made to covered recipients (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors, as well as other healthcare personnel including physician assistants and nurse practitioners) and teaching hospitals, as well as ownership and investment interests held by physicians (as defined above) and their immediate family members. State laws also may require disclosure of pharmaceutical pricing information and marketing expenditures.

Violations of the federal Physician Sunshine Act and similar legislation or the fraud and abuse laws may be punishable by civil or criminal sanctions, including fines and civil monetary penalties, and future exclusion from participation in government healthcare programs.

Reimbursement and Healthcare Reform

In both the United States and other countries, sales and reimbursement of any approved products will depend, in part, on the extent to which the costs of such products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. These third-party payors are increasingly challenging the prices charged for medical products and services and imposing controls to manage costs. The containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results. In addition, there is significant uncertainty regarding the reimbursement status of newly approved healthcare products.

Adequate coverage and reimbursement in the United States and other countries is critical to the commercial success of approved products. Recently in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed, among other things, to reform government program reimbursement methodologies. In addition, individual states in the United States have been increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Third-party payors are increasingly challenging the prices charged for medical products and services and, in some cases, imposing restrictions on the coverage of particular drugs. Many third-party payors negotiate the price of medical services and products and develop formularies that establish pricing and reimbursement levels. Exclusion of a product from a formulary can lead to its sharply reduced usage in the third-party payor's patient population. The process for obtaining coverage can be lengthy and costly, and it could take several months before a particular payor initially reviews a product and makes a decision with respect to coverage. For example, third-party payors may require cost-benefit analysis data in order to demonstrate the cost-effectiveness of a particular product.

Outside the United States, ensuring adequate coverage and payment for drug products can have challenges. Pricing of prescription pharmaceuticals is subject to governmental control in many countries. Pricing negotiations with governmental authorities can extend well beyond the receipt of regulatory marketing approval for a product and may require us to conduct an active comparator clinical trial to demonstrate the relative effectiveness of our therapeutic product candidates or products to other available therapies to support our pricing, which could be expensive and result in delays in our commercialization efforts. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly-approved healthcare products. Recent budgetary pressures in many EU countries are also causing governments to consider or implement various cost-containment measures, including reference price grouping, price freezes, increased price cuts, and rebates. If budget pressures continue, governments may implement additional cost-containment measures. Cost-control initiatives could decrease the price we might establish for products that we may develop or sell, which would result in lower product revenues or royalties payable to us. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products.

The Patient Protection and Affordable Care Act ("PPACA") made extensive changes to the delivery of healthcare in the United States. The PPACA included numerous provisions that affect pharmaceutical companies, some of which became effective immediately and others of which have taken effect over the past several years. For example, the PPACA expanded healthcare coverage to the uninsured through private health insurance reforms and an expansion of Medicaid. The PPACA also imposed substantial costs on pharmaceutical manufacturers, such as an increase in liability for rebates paid to Medicaid, new drug discounts that must be offered to certain enrollees in the Medicare prescription drug benefit, an annual fee imposed on all manufacturers of brand prescription drugs in the United States, and an expansion of an existing program requiring pharmaceutical discounts to certain types of hospitals and federally subsidized clinics. The PPACA also contains cost containment measures that could reduce reimbursement levels for healthcare items and services generally, including pharmaceuticals. It also required reporting and public disclosure of payments and other transfers of value provided by pharmaceutical companies to physicians and teaching hospitals.

In August 2022, the Inflation Reduction Act ("IRA") was enacted and includes provisions requiring that (1) beginning in 2026, mandatory price setting be introduced in Medicare for certain drugs paid for under Parts B and D, whereby manufacturers must accept a price established by the government or face penalties on all U.S. sales (starting with 10 drugs in 2026, adding 15 in 2027 and 2028, and adding 20 in 2029 and subsequent years, such that by 2031 approximately 100 drugs could be subject to such set prices); (2) starting in 2024, Medicare Part D be redesigned to cap beneficiary out-of-pocket costs and, beginning January 1, 2025, federal reinsurance be reduced in the catastrophic phase (resulting in a shift and increase of such costs to Part D plans and manufacturers, including by requiring manufacturer discounts on certain drugs); and (3) beginning October 1, 2022, manufacturers owe rebates on drugs reimbursed under Medicare Part D if price increases outpace inflation, and beginning January 1, 2023, manufacturers owe rebates on drugs reimbursed under Medicare Part B if price increases outpace inflation. Although the IRA has passed, and the Centers for Medicare & Medicaid Services has finalized policies implementing many aspects of the IRA, the environment remains dynamic. Since early 2025, the presidential administration has taken various executive actions intended to decrease the price of prescription medications to so-called "most favored nation" levels (i.e., to prices commensurate with the lowest prices paid in certain economically developed countries outside the United States), to make certain medications available for sale on direct-to-patient sale platforms, and to repatriate the revenues companies earn if the U.S. Government compels other nations' governments to increase prices in those nations. Meanwhile, the presidential administration and Congress are continuing to consider drug pricing reforms. Further, certain U.S. states also have enacted legislation intended to limit the price of prescription medications. Other potential policies cover a wide range of areas, including allowing the importation of drugs from other countries; increasing transparency in drug pricing; and using third-party value assessments to determine drug prices.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare could result in decreased net revenues from our pharmaceutical products and decreased potential returns from our development efforts. In addition, pharmaceutical and device manufacturers are also required to report and disclose certain payments and transfers of value to, and investment interests held by, physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties for payments, transfers of value, or ownership or investment interests not reported in an annual submission. Compliance with the federal and state laws is difficult and time consuming, and companies that do not comply with these laws can face severe civil penalties.

In addition, there have been a number of other legislative and regulatory proposals aimed at changing the pharmaceutical industry. For example, legislation has been enacted in certain states and at a federal level that requires manufacturers and other entities in the drug supply chain to track and trace each prescription drug at the saleable unit level through the distribution system. The FDA has finalized and proposed regulations implementing such requirements at a federal level. Compliance with these or any other new requirements may increase our operational expenses and impose significant administrative burdens.

Data Privacy and Security Laws

Pharmaceutical companies may be subject to U.S. federal and state health information privacy, security, data breach notification, and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act) which may govern the collection, use, disclosure, and protection of health-related and other personal data. State laws may be more stringent, broader in scope, or offer greater individual rights with respect to protected health information ("PHI"), than the federal Health Insurance Portability and Accountability Act of 1996, as amended, and its implementing regulations, which are collectively referred to as HIPAA, and state laws may differ from each other, which may complicate compliance efforts. Entities that are found to be in violation of HIPAA or that enter into a resolution agreement with the HHS to settle actual or potential allegations of HIPAA noncompliance may be subject to significant civil, criminal, and administrative fines and penalties and/or additional reporting and oversight obligations.

Many state laws govern the privacy of personal data in specified circumstances. For example, in California the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 (together, "CCPA") establishes a privacy framework for covered businesses by creating an expanded definition of personal data, establishing data privacy rights for consumers in the State of California, imposing special rules on the collection of consumer data from minors, and creating a potentially severe statutory damages framework for violations of the CCPA and for businesses that fail to implement reasonable security procedures and practices to prevent data breaches. While certain clinical trial data and information governed by HIPAA are currently exempt from the CCPA, other personal data may be covered. Many other states, such as Virginia, Colorado and Utah, have also enacted comprehensive privacy laws, and it is possible that additional states will follow suit.

Outside the United States, an increasing number of laws and regulations around the world may govern data privacy and security. For example, EU member states, the United Kingdom, Switzerland, and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. In the EEA, the collection and use of personal data, including clinical trial data, generally is governed by the provisions of the General Data Protection Regulation ("GDPR"). The GDPR, together with other legislation, regulations, and guidelines of the states in the EEA, the United Kingdom, and Switzerland governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, and transfer personal data, including health data from clinical trials and adverse event reporting. The GDPR also imposes additional special protections for "special category data," which includes health, biometric and genetic information of data subjects located in the EEA. Further, the GDPR provides a broad right for EU member states to create supplemental national laws, for example, relating to the processing of health, genetic and biometric data, which could further limit our ability to use and share such data or could cause our costs to increase and harm our business and financial condition. The GDPR and similar legislation grant individuals the opportunity to object to the processing of their personal data, allow them to request deletion of personal data in certain circumstances, and provide the individual with an express right to seek legal remedies in the event the individual believes his or her rights have been violated.

Further, the GDPR and similar legislation, such as the United Kingdom GDPR and Switzerland's Federal Data Protection Act, impose strict rules on the transfer of personal data out of the EEA, the United Kingdom, Switzerland, and other countries to the United States or other regions that have not been deemed to offer "adequate" privacy protections. These obligations and regulations also concern security breach notifications, security and confidentiality of the personal data, and imposition of substantial potential fines for breaches of the data protection obligations. Local data protection authorities may interpret the GDPR and other data protection laws differently and impose additional requirements, which add to the complexity of processing personal data in or from the EEA, the United Kingdom, or Switzerland. Guidance on implementation and compliance practices are often updated or otherwise revised.

Similarly, the increasing use of artificial intelligence ("AI") and machine learning technology in the biopharmaceutical industry presents new risks and challenges, as the disclosure and use of personal data in AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating AI, including the EU Artificial Intelligence Act.

The EU Clinical Trials Regulation also imposes obligations to make publicly available certain information generated from clinical trials. Only very limited information is exempted from disclosure, i.e. commercially confidential information (which is construed increasingly narrowly) and protected personal data. It may be possible for others to use this data (for example, competitors who may use this data in their own research and development programs) once this data is in the public domain.

We are also subject to the supervision of local data protection authorities in those jurisdictions where we undertake clinical trials. We depend on a number of third parties in relation to the provision of our services, a number of which process personal data of EU individuals on our behalf. With each such provider we are required to enter into contractual arrangements under which they are contractually obligated to only process personal data according to our instructions, and conduct diligence to ensure that they have sufficient technical and organizational security measures in place.

We are also subject to evolving European privacy laws on electronic marketing and cookies. For example, the European Union was for many years in the process of replacing the e-Privacy Directive (2002/58/EC) with a new set of rules taking the form of a regulation that would be directly implemented in the laws of each EU member state. While this e-Privacy Regulation was originally intended to be adopted in 2018, the proposal was withdrawn in 2025, and the timing of the potential adoption of a replacement or supplemental regulation remains unclear.

Anti-Corruption Laws

We are also subject to the U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. It is illegal to pay, offer to pay or authorize the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Similar laws exist in other countries, such as the United Kingdom or in EU member states, that restrict improper payments to public and private parties. Many countries have laws prohibiting these types of payments within the respective country. In addition to these anti-corruption laws, we are subject to import and export control laws, tariffs, trade measures and countermeasures, trade barriers, economic sanctions, and regulatory limitations on our ability to operate in certain foreign markets.

Corporate Compliance

In order to ensure compliance with applicable laws and regulations, our Chief Financial Officer, Chief Legal Officer, and Chief People Officer oversee compliance training, education, auditing, and monitoring; enforce disciplinary guidelines for any infractions of our corporate polices; implement new policies and procedures; respond to any detected issues; and undertake corrective action procedures. Our controls address compliance with laws and regulations that govern public pharmaceutical companies, including, but not limited to, the following: federal and state law, such as the Sarbanes-Oxley Act of 2002 and the FCPA; Nasdaq listing requirements; the regulations of the Financial Industry Regulatory Authority, the SEC, the FDA, and HHS; and applicable laws and regulations administered by foreign regulatory authorities, including those of the European Union, the United Kingdom, and Japan. Our standard operating procedures are designed to provide a framework for corporate governance in accordance with ethical standards and best legal practices.

Human Capital Resources

As of December 31, 2025, we had approximately 435 employees, of whom approximately 118 employees were engaged in the research and development function of our operations, which we define to include any employee included in research and development expenses for financial reporting purposes. Our research and development staff, many of whom hold Ph.D. or M.D. degrees, have diversified experience in biochemistry, pharmacology, X-ray crystallography, synthetic organic chemistry, computational chemistry, medicinal chemistry, chemical engineering, clinical development, quality assurance, and regulatory affairs.

We believe that our ability to successfully execute on our strategic initiatives is highly dependent upon our ability to recruit, retain, and reward our employees. We engage in targeted recruitment strategies to fill highly skilled positions. Our employees enjoy competitive salaries and benefits, as well as equity participation. Our compensation philosophy is designed to provide an appealing, competitive, and rewarding compensation program that encourages retention, high personal and company performance, strong cultural and ethical behavior, and incentives aligned with stockholder interests.

We are committed to providing a workplace that protects the health and well-being of our employees. All employees are required to abide by our Code of Conduct and Ethics ("Code of Conduct") and health and safety parameters and to contribute to a positive, inclusive, and friendly company culture. Where we believe such arrangements can be effective, we have implemented flexible working arrangements, including work from home arrangements, for our employees. We consider our relations with our employees to be satisfactory.

Corporate Information

We are a Delaware corporation originally founded in 1986. Our corporate headquarters is located at 4505 Emperor Blvd., Suite 200, Durham, North Carolina 27703, and our corporate telephone number is (919) 859-1302. For more information about us, please visit our website at *www.biocryst.com*. The information on our website is not incorporated into this report.

Financial Information

For information related to our revenues, profits, net income (loss) and total assets, in addition to other financial information, please refer to the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained in Part II, Item 8 of this report. Financial information about revenues derived from countries outside the United States is included in Note 3 to the Consolidated Financial Statements contained in this report.

Available Information

Our website address is *www.biocryst.com*. We make available, free of charge, on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also make available at our website copies of our audit committee charter, compensation committee charter, corporate governance and nominating committee charter and our Code of Conduct, which applies to all our employees as well as the members of our Board of Directors. Any amendment to, or waiver from, our Code of Conduct will be posted on our website.

ITEM 1A.   RISK FACTORS

An investment in our stock involves risks. You should carefully read this entire report and consider the following uncertainties and risks, which may adversely affect our business, financial condition or results of operations, along with all of the other information included in our other filings with the SEC, before making an investment decision regarding our common stock. Additionally, while some of the factors, events and contingencies described herein may have occurred in the past, the disclosures herein are not representations as to whether or not they have occurred and are instead provided because future occurrences thereof could adversely affect the Company.

Risks Relating to Our Business

Financial and Liquidity Risks

We may not achieve sustained profitability.

Although we achieved net income on a U.S. GAAP basis for the year ended December 31, 2025 for the first time on an annual basis, we have not yet achieved sustained profitability. Our expectations as to the sustainability of our profitability may change based upon our ability to execute our commercialization goals and operational initiatives and whether or not the assumptions underlying our projected revenues and expenses are correct. Our beliefs and projections regarding the attainment of our financial goals may differ from actual results based on market factors like competition, patient and physician acceptance of our products, reimbursement levels, or on our ability to execute our operational and budget plans, including management's ability to properly forecast our capital allocation needs. To achieve sustained profitability, we, or our collaborative partners, must successfully manufacture and develop or acquire products and product candidates, receive regulatory approvals, and successfully commercialize our products and/or enter into profitable commercialization arrangements with other parties. Even if we are able to successfully commercialize our existing products, or to develop or otherwise acquire new commercially viable products, certain obligations we have to third parties, including, without limitation, our obligation to pay RPI and OMERS, as applicable, royalties on certain revenues from ORLADEYO under the Royalty Purchase Agreements (as defined in "*Note 9—Royalty Financing Obligations*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report), may reduce the profitability of such products.

Because of the numerous risks and uncertainties associated with developing or acquiring product candidates, launching new products, and their potential for commercialization, we are unable to predict the extent of any potential future losses. Even though we have achieved profitability in a given reporting period, we may not be able to sustain or increase profitability on a quarterly or annual basis. If we are unable to achieve sustained profitability on our anticipated timeline, or at all, the market value of our common stock will likely decline.

We may need to raise additional capital or obtain additional financing in the future. If we are unable to raise capital or obtain additional financing if and when needed, we may need to adjust our operations.

We have sustained operating losses for the majority of our corporate history. Even if we achieve sustained profitability, in order to continue future operations, progress our drug discovery and development programs, engage in strategic business development activities and commercialize our products and product candidates, we may be required to raise additional capital or obtain additional financing in the future. In addition to seeking strategic partnerships and transactions, we may access the equity or debt markets, incur additional borrowings, or seek other sources of funding to meet liquidity needs at any time, including to take advantage of attractive opportunities in the capital markets. Additional funding, whether through additional sales or issuances of securities, additional borrowings, collaborative arrangements with partners, or from other sources, may not be available if or when needed or in a form or on terms acceptable to us. The issuance of preferred or common stock or convertible securities, with terms and prices significantly more favorable than those of our currently outstanding common stock, could have the effect of diluting or adversely affecting the holdings or rights of our existing stockholders. Additional borrowings may subject us to more restrictive covenants than are currently applicable to us under the Blackstone Loan Agreement (defined below). In addition, collaborative arrangements may require us to transfer certain material rights to our corporate partners. Insufficient funds or lack of an acceptable partnership have in the past, and may again in the future, require us to delay, scale-back or eliminate certain of our research and development programs.

As our programs advance, our costs could increase. Our expenses, revenues and cash utilization rate could vary significantly depending on many factors, including: our ability to effectively manage our product candidate pipeline; our ability to obtain regulatory approvals for our product candidates; our ability to maintain regulatory approvals for, successfully commercialize, and achieve sustained market acceptance of our products; our future business development activities; our ability to secure partnerships with third parties for our product candidates when deemed advisable; the amount of funding we receive from partnerships with third parties for the development and commercialization of our products and product candidates; the commercial success of our products achieved by our partners; the progress and results of our current and proposed clinical trials for our product candidates; and the progress made in the manufacture of our lead products and the progression of our other programs.

Our liquidity needs will largely be determined by the success of operations in regard to the commercialization of our products, particularly ORLADEYO, the progression of our product candidates, including the progress, timeline and ultimate outcome of our development programs (including, but not limited to, formulation progress, long-term human safety studies, clinical trial investigations, and carcinogenicity, drug-drug interaction, toxicity, or other required studies), as well as any post-approval studies for our products, and our ability to execute our budget plans. Constriction and volatility in the equity and debt markets, including as a result of the impacts of inflation, increased interest rates, disruption or instability in the banking industry, geopolitical instability, or public health emergencies such as the COVID-19 pandemic, may restrict our future flexibility to raise capital if and when such needs arise. Our current plans for managing our liquidity needs primarily include controlling the timing and spending on our research and development programs and commercializing our approved products. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources*" in Part II, Item 7 of this report for additional information about our liquidity needs, capital requirements, potential funding alternatives, and adequacy of available funds.

Furthermore, we have exposure to many different industries, financing partners and counterparties, including commercial banks, investment banks and partners (which include investors, licensing partners, distribution partners, and others), which may be unstable or may become unstable in the current economic and political environment, including as a result of the impacts of inflation, increased interest rates, disruption or instability in the banking industry, U.S. Government shutdowns, changes in presidential administration in the United States, geopolitical instability, actual or threatened public health emergencies, outbreaks of disease, epidemics or pandemics (such as the COVID-19 pandemic). Any such instability may impact these parties' ability to fulfill contractual obligations to us, or it might limit or place burdensome conditions upon future transactions with us. Also, it is possible that suppliers may be negatively impacted as a result of economic and political instability. Any such unfavorable outcomes in our current programs or unfavorable economic conditions have in the past and could again place severe downward pressure on the price of our common stock and may decrease opportunities to raise capital in the capital or credit markets, and further could reduce the return available on invested corporate cash, which, if severe and sustained, could have a material and adverse impact on our results of operations and cash flows and limit our ability to continue development and commercialization of our products and product candidates.

There can be no assurance that any of our plans will be successful or that additional capital will be available to us on reasonable terms, or at all, if needed. If we are unable to obtain sufficient additional capital if and when needed, we may be forced to adjust or curtail our operations; delay, reduce, or stop ongoing clinical trials or commercialization efforts; cease operations altogether; or file for bankruptcy.

Risks Relating to the Merger

If the benefits of the Merger do not meet the expectations of investors or securities analysts, the market price of our common stock may decline.

The market price of our common stock may decline as a result of the Merger if we do not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial analysts or the effect of the Merger on our financial results is not consistent with the expectations of financial analysts. Accordingly, holders of our common stock following the consummation of the Merger may experience a loss as a result of a decline in the market price of such common stock. In addition, a decline in the market price of our common stock following the consummation of the Merger could adversely affect our ability to issue additional securities if needed and to obtain additional financing in the future.

Combining Astria with our business may be more difficult, costly or time consuming than expected and the combined company may fail to realize the anticipated benefits and synergies of the Merger.

The success of the Merger will depend, in part, on the ability to realize the anticipated benefits and cost savings from combining our business and Astria's business. To realize the anticipated benefits and synergies from the Merger, we must successfully integrate and combine our businesses in a manner that permits those benefits and synergies to be realized. If we are not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings and anticipated benefits of the Merger could be less than anticipated, and integration may result in additional unforeseen expenses.

An inability to realize the full extent of the anticipated benefits of the Merger, as well as any delays encountered in the integration process, could have an adverse effect on the revenues, levels of expenses and operating results of the combined company, which may adversely affect the value of our common stock.

Prior to completion of the Merger, we and Astria have operated independently. It is possible that the integration process could result in the loss of key employees, the disruption of our business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with employees and counterparties or to achieve the anticipated benefits and cost savings of the Merger. Integration efforts may also divert management attention during this transition period, which may have an adverse effect on our Company.

We are in the early stages of integrating Astria into our business, and unknown or unanticipated risks associated with Astria's business or product candidates could adversely affect us.

Although we conducted due diligence on Astria prior to consummation of the Merger, we are still relatively new to Astria's business and its operations, including its product candidates. As a result, we may not yet be aware of all material risks, liabilities, or challenges associated with Astria's business or product candidates (in particular, navenibart), including risks that were not identified or fully appreciated during our due diligence process. There can be no assurance that our due diligence identified all risks, liabilities, or other material matters, that all material issues that could be uncovered through a customary level of due diligence were identified, or that factors outside of our control will not later arise. Even where due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner that is inconsistent with our preliminary risk assessments or assumptions.

We will likely incur substantial expenses related to the Merger.

We expect that we will incur substantial expenses in connection with completion of the Merger and combining the business, operations, networks, systems, technologies, policies and procedures of the two companies. Although we have assumed that a certain level of transaction and combination expenses will be incurred, there are a number of factors beyond our control that could affect the total amount or the timing of our combination expenses. There can be no assurance that the anticipated benefits related to the integration of Astria with our business will be realized to offset these transaction and integration expenses over time.

Issuance of shares of our common stock in connection with the Merger may adversely affect the market price of our common stock.

In connection with the payment of the merger consideration, we issued 17.5% of the shares of our common stock issued and outstanding immediately prior to the effective time of the Merger. The issuance of these new shares of our common stock may result in fluctuations in the market price of our common stock, including a stock price decrease. In addition, former Astria stockholders or holders of other Astria securities may decide not to hold the shares of our common stock that they have received in connection with the Merger, and our stockholders may decide to reduce their investment in us as a result of the changes to our investment profile as a result of the Merger, which may result in further fluctuations in the market price of our common stock, including a stock price decrease.

Risks Relating to Product Development and Commercialization

Our success depends in part upon our ability to manage our product candidate pipeline, advance our product candidates through the various stages of development, especially through the clinical trial process, and to receive regulatory approvals for the commercial sale of our product candidates.

The success of our business depends in part upon our ability to manage our product candidate pipeline, including through expanding the pipeline, as appropriate, through our internal identification and discovery of product candidates or otherwise in-licensing or acquiring products or product candidates and integrating them into our business effectively and efficiently; advancing our product candidates through the various stages of development; and receiving regulatory approvals for the commercial sale of our product candidates. Identifying, selecting, and in-licensing or acquiring products or product candidates requires substantial expense and technical and financial expertise, and if we are unable to effectively manage our pipeline or integrate viable products or product candidates into our business on acceptable terms, or at all, our business and product development efforts could suffer.

To receive the regulatory approvals necessary for the commercial sale of our product candidates, we or our partners must demonstrate through preclinical studies and clinical trials that each product candidate is safe and effective. The development process and related regulatory process are complex and uncertain. The preclinical and clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug or biologic development, including failure to demonstrate efficacy, or for biologics, purity and potency, and safety, failure to demonstrate adequate benefit-risk balance, failure to achieve a commercially attractive and competitive product label, failure to achieve approval in commercially attractive indications, the occurrence of adverse events that are severe or medically or commercially unacceptable, our or our partners' failure to comply with trial protocols, applicable regulatory requirements, or industry standards, or a determination by the FDA or any comparable foreign regulatory authority that a product candidate may not continue development or be approved in accordance with our development plans or at all. The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. For example, any successful results of preclinical and early clinical work for avoralstat, BCX17725, navenibart and our early-stage discovery programs do not guarantee the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and for some product candidates, there may not be an ideal model for preclinical testing. We also cannot guarantee that any preclinical studies and clinical trials will be conducted as planned or completed on schedule, if at all, or that the results of such trials will be sufficient to support regulatory approval for our product candidates.

Progression of our product candidates through the clinical development process is dependent upon our trials indicating that our product candidates have adequate safety and efficacy or purity and potency in the patients being treated by achieving predetermined endpoints according to the clinical trial protocols, as well as an adequate benefit-risk profile. Failure to achieve any of these endpoints or to show adequate benefit-risk profile in any of our programs has in the past, and could again in the future, result in delays in, modifications to, or discontinuations of our trials or require the performance of additional unplanned trials. If any of our product candidates is associated with adverse events or undesirable side effects or has properties that are unexpected, we may need to abandon development or limit development of that product candidate to certain uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a benefit-risk perspective. Product candidates that initially show promise in clinical or preclinical testing have in the past, and could again in the future, later be found to be associated with or to cause undesirable or unexpected side effects that could result in substantial modifications or delays in the development plans for our product candidates, significant unexpected costs, or the termination of programs.

In addition, the development plans for our product candidates, including our clinical trials, may not be adequately designed or executed, which could negatively affect the outcome and analysis of study results. Because of the cost and duration of clinical trials, we have decided in the past, and may in the future decide, to discontinue development of product candidates for various reasons, including, but not limited to, that such product candidates are unlikely to show favorable results in clinical trials, unlikely to help advance a product to the point of a meaningful collaboration, or unlikely to have reasonable commercial potential.

Undesirable or inconclusive data in our preclinical studies and clinical trials or side effects in humans could result in the FDA or foreign regulatory authorities refusing to approve a product candidate for any targeted indications or imposing restrictions or warnings that could impact development or the ultimate commercial viability of a product candidate. In addition, the FDA or foreign regulatory authorities may determine that study data from our product candidates necessitates additional studies or study designs which differ from our planned development strategy, and such regulatory authorities may also require patient monitoring and testing or may implement restrictions or other conditions on our development activities, any of which could materially impact the cost and timing of our planned development strategy. We, our partners, the FDA, or foreign regulatory authorities have previously, and may again in the future, pause enrollment in, suspend, or terminate clinical trials at any time if we or they believe the trial participants face unacceptable health risks.

Our ability to complete the clinical development process successfully is dependent upon many factors, including, but not limited to:

- our or our partners' ability to secure suitable clinical sites and investigators and to enroll and maintain an adequate number of patients on a timely basis or at all;
- patients that enroll in a clinical trial may not comply with the clinical trial protocols or maintain contact with investigators to provide complete data during and after treatment;

- our product candidates may not prove to be either safe or effective for our targeted indications, or at all, or may produce unfavorable or inconclusive results;
- we or our partners may decide, or be required by regulatory authorities, to pause enrollment in, suspend, or terminate clinical research for various reasons, including a finding that the participants are being exposed to unacceptable health risks, undesirable side effects or other unexpected characteristics of the product candidate, noncompliance with regulatory requirements or their standards of conduct or evolving guidance, or findings of undesirable effects caused by a chemically or mechanistically similar product or product candidate;
- regulatory authorities may disagree with our or our partners' clinical trial protocols or our or their interpretation of data from preclinical studies and clinical trials;
- clinical protocols or study procedures may not be adequately designed or followed by the investigators, including ensuring that all data is accurately recorded and reported;
- formulation improvements may not work as expected, which could negatively impact commercial demand for our product candidates;
- regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third-party manufacturers with which we or our partners enter into agreements for clinical and commercial supplies;
- the supply or quantity of raw materials or manufactured product candidates or other materials necessary to conduct development activities may be insufficient, inadequate, or unavailable at an acceptable cost, and we or our partners may experience interruptions in supply;
- our or our partners' development plans may be delayed or changed as a result of changes in development strategy, the impact of new or different regulations, requirements, and guidelines, or other unexpected events or conditions;
- the cost of preclinical studies and clinical trials may be greater than we anticipate;
- we or our third-party contractors, including those manufacturing our product candidates or components or ingredients thereof, or conducting clinical trials or laboratory testing on our or our partners' behalf, may fail to comply with regulatory requirements and industry standards or meet contractual obligations in a timely manner or at all; and
- the impact of any global health epidemic or pandemic, such as COVID-19, on one or more of the foregoing factors.

Clinical trials are lengthy and expensive. Many of the factors listed above could result in increased clinical development costs or longer clinical development times for any of our programs. We and our partners incur substantial expense for, and devote significant time to, preclinical testing and clinical trials, yet we cannot be certain that the tests and trials will ever result in the commercial sale of a product. Even if we or our partners successfully complete clinical trials for our product candidates, we or our partners might not file the required regulatory submissions in a timely manner or may not receive regulatory approval for the product candidates, which in either case would adversely impact or preclude our ability to generate any revenues from product sales or licensing arrangements. In addition, any product candidate, if approved, may be subject to restrictions on labeling, marketing, distribution, prescribing, and use, which could adversely impact the sales of such product.

If our development collaborations with third parties, such as our development partners, contractors and contract research organizations, fail, the development of our product candidates will be delayed or stopped.

We rely heavily upon third parties for many important stages of our product candidate development, including, but not limited to:

- discovery of natural proteins that cause or enable biological reactions necessary for the progression of the disease or disorder;
- execution of certain pharmacology preclinical studies and late-stage development for our compounds and product candidates;
- management of our phase 1, 2 and 3 clinical trials, including medical monitoring, laboratory testing, and data management;
- execution of toxicology studies that may be required to obtain approval for our product candidates;
- formulation improvement strategies and methods;
- manufacturing the starting materials and drug substance required to formulate our products and the product candidates to be used in our clinical trials, toxicology studies and any potential commercial product;
- provision of cell banks or cell line technologies; and

- management of certain regulatory interactions outside of the United States.

Our failure to engage in successful collaborations at any one of these stages would greatly impact our business. If we do not license protein targets or inhibitors from academic institutions or from other biotechnology companies on acceptable terms, or at all, our drug development efforts could suffer. Similarly, if the contract research organizations or third-party contractors that conduct our initial or late-stage clinical trials, conduct our toxicology or other studies, manufacture our starting materials, drug substance and product candidates, provide laboratory testing or other services (including clinical operation services) in connection with our clinical trials, provide medical writing services, or assist with our regulatory function breach their obligations to us, perform their services inconsistent with industry standards, or fail to comply with regulatory requirements, this would delay or prevent both the development of our product candidates and the availability of any potential commercial product.

If we lose our relationship with any one or more of these parties, we could experience a significant delay in both identifying another comparable provider and then contracting for its services. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, it is likely that this provider may need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any provider that we retain will be subject to applicable FDA current Good Laboratory Practices, current Good Manufacturing Practices ("cGMP"), and current Good Clinical Practices, and comparable foreign standards. We do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed. If any of the foregoing risks is realized, our business, financial condition and results of operations could be materially adversely affected.

If we or our partners do not obtain regulatory approvals for our product candidates or maintain regulatory approvals for our products, we or our partners will not be able to commercialize and sell these products and potential products, which would significantly harm our business because we will receive no revenue.

We or our partners must obtain regulatory approvals before marketing or selling our products. If the FDA or a comparable foreign regulatory authority delays or denies regulatory approval of one of our product candidates, or revokes approval of a previously approved product, we would be unable to market or sell the product in the applicable jurisdiction and would not receive revenue from sales or licensing arrangements related thereto, which could have a material and adverse impact on our business.

The process of preparing for and obtaining regulatory approval in any jurisdiction may be lengthy and expensive, and approval is never certain. Because of the risks and uncertainties inherent to the development process, our product candidates could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. As discussed under "*Risk Factors—Risks Relating to Our Business—Risks Relating to Product Development and Commercialization—Our success depends in part upon our ability to manage our product candidate pipeline, advance our product candidates through the various stages of development, especially through the clinical trial process, and to receive regulatory approvals for the commercial sale of our product candidates*," we and our partners have experienced, and may again in the future experience, any number of unfavorable outcomes during or as a result of preclinical studies and clinical trials that could delay or prevent regulatory approval of our product candidates, or negatively impact our management's credibility, our value and our operating results.

Even if the FDA or foreign regulatory authorities approve a product candidate, the approval may limit the indicated uses for a product candidate, impose other restrictions on the product candidate, and/or may require post-approval studies that could impair the commercial viability of a product candidate. Even upon any approval to market our potential products, whether in the United States or internationally, we will continue to be subject to extensive regulatory requirements, as discussed under "*Risk Factors—Risks Relating to Our Business—Legal and Regulatory Risks—We are subject to various laws and regulations related to our products and product candidates, and if we or our partners do not comply with these laws and regulations, we could face substantial penalties*."

Our failure to comply with existing or future regulatory requirements for regulatory approval, or our loss of, or changes to, previously obtained approvals, could impair our ability to generate any revenues from product sales or licensing arrangements, which could have a material adverse effect on our business, financial condition, and results of operations.

We focus primarily on rare diseases, which may create additional risks and challenges, including that the target patient populations of our products and product candidates may be small.

Because we focus primarily on developing drugs as treatments for rare diseases, we may seek orphan drug, breakthrough therapy or fast track designations for our product candidates in the United States or the equivalent designations elsewhere in the world. Often, regulatory authorities have broad discretion in determining whether or not to grant such designations. We cannot guarantee that our product candidates will receive orphan drug status from the FDA or equivalent designations from other regulatory authorities. Even with an orphan drug designation for our current and potential future product candidates, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for an existing or future product candidate, that exclusivity may not effectively protect the product from competition.

In addition, we do not know if, when, or how the FDA, Congress, or future judicial challenges may change the orphan drug regulations and policies in the future, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be adversely impacted. See "*Business—Government Regulation—FDA Regulation—Orphan Drugs*" in Part 1, Item 1 of this report.

We also cannot guarantee that we will receive breakthrough therapy, fast track, or equivalent designations, which provide certain potential benefits such as more frequent meetings with the applicable regulatory authorities to discuss development plans, intensive guidance on efficient drug development programs, and potential eligibility for rolling review or priority review. Even if we are successful in obtaining any such designations for our product candidates, such designations may not lead to faster development or regulatory review or approval and do not increase the likelihood that our product candidates will receive marketing approval. We may not be able to obtain or maintain these designations for our product candidates that receive them, and our competitors may obtain these designations for their product candidates, which could impact our ability to develop and commercialize our products and product candidates or compete with such competitors, which may adversely impact our business, financial condition or results of operations.

Given the small number of patients who have the diseases that we are targeting, it is important to our ability to grow and sustain profitability that we continue to successfully identify patients with these rare diseases. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our products and product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases. The number of patients may turn out to be lower than expected. Additionally, the potentially addressable patient population for each of our products and product candidates may be limited or may not be amenable to treatment with our products and product candidates, and new patients may become increasingly difficult to identify or access. Further, even if we obtain significant market share for our products and product candidates, because the potential target populations are small, we may not maintain profitability or generate sufficient long-term revenue growth to sustain our business.

If the FDA or comparable foreign regulatory authorities approve generic versions of any of our drug products that receive marketing approval, or such authorities do not grant our products appropriate periods of data or market exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the drug covered thereby becomes a "reference-listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations." Manufacturers may seek marketing approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications, or ANDAs, in the United States, as described in "*Business—Government Regulation—FDA Regulation—Abbreviated New Drug Applications for Generic Drugs*" in Part I, Item 1 of this report. Generic drugs may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic drugs are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug is typically lost to the generic drug.

The FDA may not approve an ANDA for a generic drug until any applicable period of non-patent exclusivity for the reference-listed drug has expired, as described in "*Business—Government Regulation—FDA Regulation—Abbreviated New Drug Applications for Generic Drugs*" in Part I, Item 1 of this report, but such exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Manufacturers may seek to launch generic drugs following the expiration of the marketing exclusivity period, even if we still have patent protection for such drugs.

Competition that our drug products or product candidates may face from generic drugs could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates. Our future revenues, profitability and cash flows could also be materially and adversely affected and our ability to obtain a return on the investments we have made in those product candidates may be substantially limited if our products or, if and when approved, product candidates, are not afforded the appropriate periods of non-patent exclusivity.

We may face competition from biosimilars, which may have a material adverse impact on the future commercial prospects of our biological products and product candidates.

Even if we are successful in achieving regulatory approval to commercialize a biological product candidate faster than our competitors, we may face competition from biosimilars with respect to our biological product candidates. In the United States, the BPCIA was included in the ACA and created an abbreviated approval pathway for biological products that are demonstrated to be "highly similar," or biosimilar, to or "interchangeable" with an FDA-approved biological product. The BPCIA prohibits the FDA from approving a biosimilar or interchangeable product that references a brand biological product until 12 years after the licensure of the reference product, but permits submission of an application for a biosimilar or interchangeable product to the FDA four years after the reference product was first licensed. The BPCIA does not prevent another company from developing a product that is highly similar to the innovative product, generating its own data, and seeking approval. The law is complex and continues to evolve through ongoing FDA implementation and judicial interpretation. As a result, its ultimate impact, implementation and meaning are subject to uncertainty. Modification of the BPCIA, or changes to the interpretation or implementation of the BPCIA, could have a material adverse effect on the future commercial prospects for our biological products and product candidates.

If competitors are able to obtain marketing approval for biosimilars referencing our biological products, our biological products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences which could adversely affect our business and financial results.

The commercial viability of any approved product could be compromised if the product is less effective than expected, causes undesirable side effects that either were not previously identified or were worse than expected, or fails to achieve market acceptance within the medical community.

If, after obtaining regulatory approval of a product, we or others discover that the product is less effective than previously believed or causes undesirable side effects that either were not previously identified or were worse than expected, any of the following adverse events could occur:

- regulatory authorities may withdraw their approval of, or impose marketing or manufacturing restrictions on, the product, or require us or our partners to create a medication guide outlining the risks of unidentified side effects for distribution to patients;
- we or our partners may be required to recall the product, change the way the product is administered, conduct additional clinical trials, or be subject to civil or criminal penalties; and
- the product may become less competitive and our reputation may suffer.

Even after receiving regulatory approval, any product could fail to gain sufficient, or any, market acceptance by physicians, patients, third-party payors, health authorities and others in the medical community. For example, physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. If an approved product does not achieve an adequate level of market acceptance, it may not generate significant revenues. The occurrence of any of the foregoing could have a material and adverse impact on our business.

If we fail to successfully commercialize or establish collaborative relationships to commercialize or develop certain of our products and product candidates, or if any partner terminates or fails to perform its obligations under agreements

with us, potential revenues from commercialization of our products and product candidates could be reduced, delayed or eliminated.

Our business strategy includes successfully commercializing our product and product candidate portfolio. We believe this is best achieved by retaining full product rights or through collaborative arrangements with third parties as appropriate. As needed, potential third-party relationships could relate to preclinical development, clinical development, regulatory approval, marketing, sales, and distribution of our products and product candidates.

Currently, we have established collaborative relationships, including with, among others, third-party distributors for ORLADEYO in certain markets, with Torii for ORLADEYO in Japan, with Neopharmed for the commercialization of ORLADEYO in Europe, with each of Shionogi and Green Cross for the development and commercialization of peramivir, and with Clearside for the development of avoralstat with Clearside's SCS Microinjector®. In addition, in August 2025, Astria announced that it exclusively licensed development and commercialization rights in Japan to Kaken for navenibart. The process of establishing and implementing collaborative relationships is difficult, time-consuming and involves significant uncertainty, including:

- we or our partners may seek to renegotiate or terminate our relationships due to unsatisfactory commercial, regulatory or clinical results, including post-approval clinical commitments, a change in business strategy, a change of control or other reasons;
- our contracts for collaborative arrangements may expire;
- the possibility that expiration or termination of collaborative relationships, such as those with certain of our distribution partners, may trigger repurchase obligations of the Company for unsold product held by our partners;
- our partners may choose to pursue alternative technologies, including those of our competitors;
- we have had in the past, and in the future may have, disputes with a partner that could lead to litigation or arbitration, which could result in substantial costs and divert the attention of our management;
- we do not have day-to-day control over the activities of our partners and have limited control over their decisions;
- our ability to generate future event payments and royalties from our partners depends upon their abilities to establish the safety and efficacy of our product candidates, obtain regulatory approvals and achieve market acceptance of products developed from our product candidates;
- we or our partners may fail to properly initiate, maintain or defend our intellectual property rights, where applicable, or a party may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;
- we or our partners may not devote sufficient capital or resources toward our products and product candidates;
- our partners may declare bankruptcy or face other financial distress that could put our partnership or collaborative arrangements at risk, such as Clearside's recent filing for Chapter 11 bankruptcy; and
- we or our partners may not comply with applicable government regulatory requirements.

If we or our partners fail to fulfill our responsibilities in a timely manner, or at all, our development and commercialization efforts related to that collaboration could be reduced, delayed or terminated, or it may be necessary for us to assume responsibility for activities that would otherwise have been the responsibility of our partner. If we are unable to establish and maintain collaborative relationships on acceptable terms, when or where needed, we may have to delay or discontinue further development or commercialization of one or more of our products or product candidates, undertake commercialization activities at our own expense or find alternative sources of funding. Any delay in the development or commercialization of our products and product candidates would severely affect our business, because if our product candidates do not progress through the development process or reach the market in a timely manner, or at all, or if our products do not achieve market success, we may not receive any revenues from product sales or licensing arrangements.

The results of our partnership with Torii may not meet our current expectations.

We have a partnership agreement with Torii for ORLADEYO in Japan. Under our agreement with Torii, we are responsible for all field promotional activities with respect to ORLADEYO in Japan, which we conduct through our Japanese subsidiary, BioCryst Japan K.K. Furthermore, we remain responsible for regulatory activities with respect to ORLADEYO in Japan, and we use third parties to satisfy those regulatory responsibilities and certain other obligations in Japan. If any party fails to meet its obligations, the commercial success of ORLADEYO in Japan and the economic benefit expected could be negatively impacted.

There can be no assurance that our or our partners' commercialization efforts, methods, and strategies for our products or technologies will succeed, and our future revenue generation is uncertain.

There can be no assurance that our or our partners' commercialization efforts, methods and strategies will succeed or maintain success. We may be unable to establish or sufficiently increase our sales, marketing and distribution capabilities for products we currently, or plan to, commercialize. Our ability to receive revenue from products we or our partners commercialize is subject to several risks, including:

- we or our partners may fail to complete clinical trials successfully, or satisfy post-marketing commitments, sufficient to obtain and maintain regulatory agency marketing approval;
- many competitors are more experienced and have significantly more resources, and their products could reach the market faster, be more cost effective or have a better efficacy or tolerability profile than our products and product candidates;
- we may fail to employ a comprehensive and effective intellectual property strategy, which could result in decreased commercial value of our Company, our products and product candidates, or royalties associated with such products (e.g., the loss of the peramivir patent in Korea, which may result in a reduced royalty from Green Cross);
- we may fail to employ a comprehensive and effective regulatory strategy, which could result in a delay or failure in commercialization of our products;
- our and our partners' ability to successfully commercialize our products is affected by the competitive landscape;
- revenue from product sales depends on our ability to obtain and maintain favorable pricing;
- reimbursement is constantly changing, which could greatly affect usage of our products;
- future revenue from product sales will depend on our ability to successfully complete clinical studies, obtain regulatory approvals, and manufacture, market, distribute and commercialize our future approved products; and
- the impact of public health emergencies or the outbreak of disease, such as the COVID-19 pandemic, on us or our partners.

In addition, future revenue from sales of ORLADEYO is subject to uncertainties and will depend on several factors, including, but not limited to, the success of our and our partners' commercialization efforts in the United States and elsewhere, the number of new patients switching to ORLADEYO, patient retention and demand, the number of physicians prescribing ORLADEYO, the rate of monthly prescriptions, reimbursement from third-party and government payors, the number of patients receiving free product, our pricing strategy, and market trends.

Even if we are able to successfully commercialize our existing products, or to develop new commercially viable products, certain obligations we have to third parties, including, without limitation, our obligations to pay royalties on certain revenues from ORLADEYO under the Royalty Purchase Agreements, may reduce the profitability of such products.

We have expanded our development and regulatory capabilities and implemented sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We have experienced significant growth in the number of our employees and the scope of our operations. To manage our growth, we must continue to implement and improve our managerial, operational and financial systems and processes, and continue to recruit and train qualified personnel as needed. Due to our limited financial resources and the limited experience of our management team in managing a company with such growth, we may not be able to effectively manage such expansion of our operations, implement appropriate systems and processes in a timely manner or at all, or recruit, train, and retain qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. In addition, if a commercial launch for any product or product candidate for which we recruit a commercial team and establish marketing capabilities in any region is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We depend on third-party vendors in the manufacture and distribution of our products, product candidates and the materials for our products and product candidates. If we cannot rely on existing third-party vendors, we will be required

to incur significant costs and potential delays in finding new third-party vendors, which could adversely impact the development and commercialization timeframes for our products and product candidates.

We depend on third-party vendors, including third-party manufacturers, distributors, and specialty pharmacies, in the manufacture and distribution of our products, product candidates, and the materials for our products and product candidates. Often, especially in the early development and commercialization process, we have only one or limited sources for a particular product or service, such as manufacturing and/or distribution. We depend on these third-party vendors to perform their obligations in a timely manner and in accordance with applicable governmental regulations. Our third-party vendors, particularly our third-party manufacturers and distributors, each of which may be the only vendor we have engaged for a particular product, product candidate, or service or in a particular region, may encounter difficulties with meeting our requirements, including, but not limited to, problems involving, as applicable:

- insufficient resources being devoted in the manner necessary to satisfy our requirements within expected timeframes;
- inconsistent production yields;
- product liability claims or recalls of commercial product;
- difficulties in scaling production to commercial and validation sizes;
- interruption of the delivery of materials required for the manufacturing process;
- failure to distribute commercial supplies of our products to commercial vendors or end users in a timely manner;
- scheduling of plant time with other vendors or unexpected equipment failure;
- potential catastrophes that could strike their facilities or have an effect on infrastructure;
- potential impurities in our drug substance or products that could affect availability of product for our clinical trials or future commercialization;
- poor quality control and assurance or inadequate process controls;
- failure to provide us with accurate or timely information regarding inventory, the number of patients who are using our products, or serious adverse events and/or product complaints regarding our products;
- inability of third parties to satisfy their financial obligations to us or to others;
- potential breach of the manufacturing or distribution agreement by the third party;
- possible termination or non-renewal of an agreement by the third party at a time that is costly or inconvenient to us; and
- lack of compliance or cooperation with regulations and specifications or requests set forth by the FDA or other foreign regulatory agencies or local customs.

The process of manufacturing pharmaceutical products, devices and, in particular, biologics, is complex, highly regulated, and subject to multiple risks. Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics, difficulties in scaling the production process and use of excipients which may, among other things, impact shelf life and present concerns with process controls. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, other supply disruptions and higher costs. If microbial, viral or other contaminations are discovered at the facilities of our third-party contract manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials, result in higher costs of drug product and adversely affect our business.

Many additional factors could cause production or distribution interruptions with the manufacture and distribution of any of our products and product candidates, including human error, natural disasters, pandemics, labor disputes or shortages, acts of terrorism or war, equipment malfunctions, raw material shortages or supply chain issues. If our commercial distribution partners are not able to satisfy our requirements within the expected timeframe, or are unable to provide us with accurate or timely information and data, including with respect to inventory and sales, serious adverse events, and/or product complaints, our business, including our commercialization efforts for and sales of ORLADEYO, may be at risk. In addition, if specialty pharmacy services, including our third-party call center services, which provide patient support and financial services, prescription intake and distribution, reimbursement adjudication, and ongoing compliance support, are not effectively managed, the continuance of our commercialization efforts for and sales of ORLADEYO may be delayed or compromised.

In addition, our contract manufacturers may not be able to manufacture the materials required for our products or product candidates at a cost or in quantities necessary to make them commercially viable. Our raw materials, drug substances, products, and product candidates are manufactured by a limited group of suppliers, including some at a single facility. If any of these suppliers were unable to produce these items, this could significantly impact our supply of products and product candidate material for further preclinical testing and clinical trials. Additionally, if we are unable to timely establish an alternate supply from one or more third-party contract manufacturers, we could experience delays in our development efforts as we seek to locate and qualify new or additional manufacturers. For particular products, product candidates, services or particular regions where we rely on a single vendor, these and other related risks are exacerbated for us.

Our third-party manufacturers also may not meet our manufacturing requirements. Furthermore, changes in the manufacturing process or procedures, including a change in the location where the drug is manufactured or a change of a third-party manufacturer, may require prior review and approval in accordance with the FDA's cGMP and comparable foreign requirements. This review may be costly and time-consuming and could delay or prevent the launch of a product. The FDA or foreign regulatory authorities may at any time implement new standards, or change their interpretation and enforcement of existing standards, for manufacture, packaging or testing of products. If we or our contract manufacturers are unable to comply, we or they may be subject to regulatory action, civil actions or penalties, any of which could be costly to us and could result in a delay or shortage of product.

We currently contract with a foreign contract manufacturing organization ("CMO") in China for the manufacturing of one of our product candidates. Foreign CMOs may be subject to U.S. legislation, including the BIOSECURE Act, sanctions, trade restrictions and other foreign regulatory requirements, which could increase the cost or reduce the supply of material available to us or delay the procurement or supply of such material.

If we are unable to maintain current third-party relationships, or enter into new agreements with additional third parties on commercially reasonable terms, or at all, or if there is poor manufacturing or distribution performance or failure to comply with any regulatory agency on the part of any of our third-party vendors, we may not be able to complete development of, obtain timely approval of, or commercialize our products and product candidates.

Commercialization of our products by us and our partners is subject to the potential commercialization risks described herein and numerous additional risks. Any potential revenue benefits to us, including in the form of milestone payments, royalties or other consideration, are highly speculative.

Commercial success of our products is uncertain and is subject to all the risks and uncertainties disclosed in our other risk factors relating to drug development and commercialization. In addition, commercialization of our products is subject to further risks and may be negatively impacted by a number of factors, including, but not limited to, the following:

- our products may not prove to be adequately safe and effective for market approval in markets other than the markets in which they are currently approved;
- necessary funding for post-marketing commitments and further development of our products may not be available timely, at all, or in sufficient amounts;
- advances in competing products could substantially replace potential demand for our products;
- government and third-party payors may not provide sufficient coverage or reimbursement, which would negatively impact the demand for our products;
- we may not be able to supply commercial material, including supplying sufficient product to meet commercial demand, and our partners may not be able to maintain or establish sufficient and acceptable commercial manufacturing, either directly or through third-party manufacturers;
- the commercial demand for and acceptance of our products by healthcare providers and by patients may not be sufficient to result in substantial product revenues to us or to our partners and may result in little to no revenue, milestone payments, or royalties to us;
- effectiveness of marketing and commercialization efforts for our products by us or our partners;
- market satisfaction with existing alternative therapies;
- perceived efficacy relative to other available therapies;
- disease prevalence;
- cost of treatment;
- our pricing and reimbursement strategy may not be effective;
- new legislative or regulatory proposals may influence our pricing and reimbursement strategy, which could impact product revenues;
- pricing and availability of imports or alternative products;
- marketing and sales activities of competitors;
- shifts in the medical community to new treatment paradigms or standards of care; and

- relative convenience and ease of administration.

<u>Risks Relating to Competing in Our Industry</u>

We face intense competition, and if we are unable to compete effectively, the demand for our products may be reduced.

The biotechnology and pharmaceutical industries are highly competitive and subject to rapid and substantial technological change. There are many companies seeking to develop products for the same indications that we currently target. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies and specialized biotechnology firms. Most of these competitors have greater resources than we do, including greater financial resources, larger research and development staffs and more experienced manufacturing, marketing, and sales organizations. In addition, most of our competitors have greater experience than we do in conducting clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals of product candidates more rapidly than we do for products that compete with our products. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA exclusivity rights that would delay our ability to market products. We face, and will continue to face, competition in the commercialization of our products, licensing of potential product candidates for desirable disease targets, and development and marketing of our product candidates from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies. Competition may also arise from, among other things:

- other drug development technologies;
- methods of preventing or reducing the incidence of disease, including vaccines; and
- new small molecule or other classes of therapeutic agents.

Developments by others may render our products, product candidates, or technologies obsolete or noncompetitive.

We received FDA approval of ORLADEYO, an oral, once-daily therapy for the prevention of HAE attacks in adults and pediatric patients aged 12 years and older, in December 2020, and subsequently received regulatory approvals for ORLADEYO in other global markets. In December 2025, the FDA approved the use of an oral pellet formulation of once-daily ORLADEYO for prophylactic therapy in pediatric patients with HAE aged 2 to <12 years. We are also performing research on or developing products for the treatment of several other rare diseases, and we expect to encounter significant competition for our pharmaceutical products and product candidates. Companies that complete clinical trials, obtain required funding or government support, obtain required regulatory approvals and commence commercial sales or stockpiling orders of their products before their competitors may achieve a significant competitive advantage. Various government entities throughout the world may also offer incentives, grants and contracts to encourage additional investment into certain preventative and therapeutic agents, which may have the effect of further increasing the number of our competitors and/or providing advantages to certain competitors. In addition, the approval of a generic drug or biosimilar of one of our products or a product with which we compete could have a material impact on our business because it may be significantly less costly to bring to market and may be priced significantly lower than our products or the other products with which we compete. See "*Business—Competition*" in Part I, Item 1 of this report for further discussion of our competitors, competitive products or programs, and the competitive conditions in these and other therapeutic areas.

If one or more of our competitors' products or programs, including potential competitors not currently identified, are successful, the market for our products may be reduced or eliminated.

Compared to us, many of our competitors and potential competitors have substantially greater:

- capital resources;
- research and development resources, including personnel and technology;
- regulatory experience;
- preclinical study and clinical testing experience;
- manufacturing, marketing, and sales experience; and
- production facilities.

Any of these competitive factors could impede our funding efforts, render our products, product candidates, or technologies noncompetitive or eliminate or reduce demand for our products and product candidates.

<u>Legal and Regulatory Risks</u>

We are subject to various laws and regulations related to our products and product candidates, and if we or our partners do not comply with these laws and regulations, we could face substantial penalties.

Our and our partners' activities related to approved products or, following their regulatory approval (if applicable), any of our product candidates under development, are subject to regulatory and law enforcement authorities in the United States (including the FDA, the Federal Trade Commission, the Department of Justice ("DOJ"), the HHS, Office of Inspector General, and state and local governments) and their foreign equivalents.

We are responsible for reporting adverse drug or biological product experiences, have responsibility for certain post-approval studies, and may have responsibilities and costs related to a recall or withdrawal of our products from sale in the jurisdictions in which they are approved. We may also incur liability associated with product manufacturing contracted by us or in support of any of our partners. We are required to maintain records and provide data and reports to regulatory agencies related to our products (e.g., risk evaluation and mitigation strategies, track and trace requirements, and adverse events), and we may incur certain promotional regulatory and government pricing risks, all of which could have a material adverse impact on our operations and financial condition. Similar responsibilities would apply upon regulatory approval of any of our other product candidates currently under development.

In addition, we are subject to the federal Physician Payment Sunshine Act and certain similar physician payment and drug pricing transparency legislation in various states. We are also subject to various federal and state laws pertaining to healthcare "fraud and abuse," including both federal and state anti-kickback and false claims laws. Outside of the United States, we may be subject to analogous foreign laws and regulations in the various jurisdictions in which we operate. These laws and regulations apply to our and our partners' operations, sales and marketing practices, price reporting, and relationships with physicians and other customers and third-party payors. Although we seek to comply with these statutes, it is possible that our practices, or those of our partners, might be challenged under healthcare fraud and abuse, anti-kickback, false claims or similar laws. Violations of the federal Physician Payment Sunshine Act and similar legislation or the fraud and abuse laws may be punishable by civil or criminal sanctions, including fines and civil monetary penalties, and future exclusion from participation in government healthcare programs.

The principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to certain regulatory authorities, including the FDA and comparable foreign regulatory authorities. Consequently, the FDA or other regulatory authority may conclude that a financial relationship between us and a principal investigator creates a conflict of interest or otherwise affects interpretation of the study. In the event of a conflict of interest with respect to a study, the integrity of the data generated at the applicable clinical trial site may be questioned or the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

The FDA and foreign regulatory authorities may also impose post-approval commitments on us for approved products, which we may not complete successfully or on time for any number of reasons, including, but not limited to, lack of funds to complete the studies and insufficient interest by appropriate sites, investigators or study subjects. We are currently subject to certain post-approval commitments and evolving FDA guidance. If we fail to comply with any post-approval legal and regulatory requirements, we could be subject to penalties, and our products could be subject to continual recordkeeping and reporting requirements, review and periodic inspections by the FDA and other regulatory bodies. Regulatory approval of a product may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval that limit our ability to promote, sell or distribute a product. Furthermore, the approval of our products and any other future product candidates may be subject to requirements for costly post-approval testing and surveillance to monitor their safety or efficacy or certain post-approval labeling, packaging and storage requirements.

Advertising and promotion are subject to stringent oversight from the FDA and foreign regulators, and as a holder of an approved marketing application, we may be held responsible for any advertising and promotion that is not in compliance with applicable rules and regulations. Applicable regulatory authorities, competitors, and other third parties may take the position that we are not in compliance with such regulations. In addition to medical education efforts, we may offer patient support services to assist patients receiving treatment with our commercially approved products, and these support services have increasingly become the focus of government investigation.

Adverse event information concerning approved products must be reviewed, and as a holder of an approved marketing application, we are required to make expedited and periodic adverse event reports to the FDA and other regulatory authorities. In addition, the research, manufacturing, distribution, sale and promotion of products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services ("CMS"), other divisions of HHS, the DOJ and individual U.S. Attorney offices within the DOJ, state and local governments, and foreign equivalents of the foregoing. All of these activities are also potentially subject to healthcare false claims and fraud and abuse laws, as well as consumer protection and unfair competition laws.

If our operations with respect to our products that are subject to healthcare laws and regulations are found to be in violation of any of the healthcare fraud and abuse laws described above or in "*Business—Government Regulation*" in Part I, Item 1 of this report or any other governmental regulations that apply to us, we may be subject to liability and penalties, including civil and criminal penalties, damages, fines, debarment or exclusion from participating in government-funded healthcare programs such as Medicare or Medicaid, and the curtailment or restructuring of our operations. Any penalties, damages, fines, debarment, exclusion, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, achieving and sustaining compliance with all applicable fraud and abuse laws may be costly.

We cannot predict the likelihood, nature or extent of government regulation or other measures that may arise from future legislation or administrative or executive action, either in the United States or abroad.

The policies of the FDA and other regulatory authorities may change, including as a result of changes in presidential administration of the United States, and additional government regulations or executive orders may be enacted that could prevent, limit or delay regulatory approval of our product candidates, change our continuing compliance obligations, impact our product pricing and/or revenues, affect our supply chain or otherwise adversely affect our business. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, we may not be able to obtain new marketing approvals, and we may not achieve sustained profitability. In addition, significant tariffs, trade measures or other restrictions imposed and related countermeasures taken by impacted foreign countries could adversely affect our operations and financial results. We cannot predict the likelihood, nature or extent of government regulation or other measures that may arise from future legislation or administrative or executive action, either in the United States or abroad.

In June 2024, the Supreme Court overruled the *Chevron* doctrine, which had given deference to regulatory agencies' statutory interpretations of ambiguous regulations in litigation against federal government agencies, such as the FDA. The overruling of the *Chevron* doctrine may significantly increase the number of challenges brought by companies and other stakeholders against federal agencies such as the FDA and its longstanding decisions and policies, including the FDA's statutory interpretations of market exclusivities and the "substantial evidence" requirements for drug approvals, which could undermine the FDA's authority, lead to uncertainties in the industry, and disrupt the FDA's normal operations, any of which could delay the FDA's review of regulatory submissions. We cannot predict the full impact of this decision, future judicial challenges brought against the FDA, or the nature or extent of government regulation that may arise from future legislation or administrative action.

Further, under the new leadership at HHS under the current administration, agency reorganization, mass layoffs due to the reduction in force initiative and other measures may impact the normal operations of the FDA as well as other federal agencies. FDA may lack adequate staff and resources to meet current review, approval, and inspection schedules, which could delay our anticipated timelines. Recent developments at the FDA include announcement of a plan to phase out animal testing for monoclonal antibodies and certain other drugs, the proposed rare disease evidence principles (RDEP) program to facilitate approval of drugs to treat rare diseases with very small patient populations with significant unmet medical need and with a known genetic defect that is the major driver of the pathophysiology, and the announcement of a new Commissioner's National Priority Voucher program for companies supporting certain U.S. national health priorities and interests. To the extent our competitors are selected for this new voucher pilot program, or are otherwise able to participate in any of these initiatives intended to accelerate drug development and application review, and obtain faster approval than us, our competitive position may be harmed. The FDA has also increased its scrutiny of foreign drug manufacturing facilities and other contractors based in China, especially with respect to the transfer of biological materials, genetic data, and other sensitive data of U.S. patients to parties located in China. It is unclear how our industry and our clinical programs will be impacted by policies and regulations implemented under the current administration and FDA leadership, or other executive orders. There is significant uncertainty in the industry and how federal agencies like the FDA will change in the coming years under the current administration. To the extent the agency reorganization and other agency changes lead to disruptions in the FDA's operations, our correspondence and regulatory review processes with the FDA may be materially delayed.

Our employees, consultants and partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could cause significant liability for us and harm our reputation.

We are subject to the risk of fraud or other misconduct by our employees, consultants and partners, including intentional or unintentional failures to comply with FDA regulations or similar regulations of comparable other regulatory authorities, provide accurate information to the FDA or comparable other regulatory authorities, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable other regulatory authorities, report financial information or data accurately or disclose unauthorized activities to us. Employee and consultant misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee and consultant misconduct, whether intentional, reckless, negligent, or unintentional, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

We and our partners may be subject to new legislation, regulatory proposals and healthcare payor initiatives that may increase our costs of compliance and adversely affect our or our partners' ability to commercialize our products or develop our product candidates.

We are subject to new legislation, regulatory, and healthcare payor initiatives, including the Patient Protection and Affordable Care Act ("PPACA"), which made extensive changes to the delivery of healthcare in the United States, as discussed in "*Business—Government Regulation*" in Part I, Item 1 of this report. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare could result in decreased net revenues from our pharmaceutical products and decrease potential returns from our development efforts. In addition, pharmaceutical and device manufacturers are also required to report and disclose certain payments and transfers of value to, and investment interests held by, physicians and their immediate family members during the preceding calendar year. Failure to submit required information may result in civil monetary penalties for payments, transfers of value, or ownership or investment interests not reported in an annual submission. Compliance with the PPACA and state laws with similar provisions is difficult and time-consuming, and companies that do not comply with these state laws face civil penalties. Because of the breadth of these laws and the narrowness of the applicable safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

In addition, there have been a number of other legislative and regulatory proposals aimed at changing the pharmaceutical industry. For example, legislation has been enacted in certain states and at a federal level that requires manufacturers and other entities in the drug supply chain to track and trace each prescription drug at the saleable unit level through the distribution system. The FDA has finalized and proposed regulations implementing such requirements at a federal level. Our compliance with these requirements may be deemed insufficient and we could face a material adverse effect on our business, financial condition, results of operations and growth prospects. As a result of these and other new proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could have a material adverse effect on our business, financial condition and results of operations.

Adequate coverage and reimbursement in the United States and other markets is essential to the commercial success of our approved products. Recently in the United States, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. For example, the Inflation Reduction Act of 2022 ("IRA") implements a number of drug pricing measures intended to lower the cost of prescription drugs and related healthcare reforms, including limits on price increases and subjecting an escalating number of drugs to annual price negotiations with

CMS. The IRA includes several provisions that will impact our business to varying degrees, including provisions that reduced the out-of-pocket spending cap for Medicare Part D beneficiaries to $2,100 in 2026; impose new manufacturer financial liability on all drugs in Medicare Part D; allow the U.S. Government to negotiate Medicare Part B and Part D pricing for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for drug prices that increase faster than inflation; and delay the rebate rule that would require pass through of pharmacy benefit manager rebates to beneficiaries. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication or indications are for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications for more than one disease or condition, it may not qualify for the orphan drug exemption.

In 2025, the U.S. Government took various steps, both legislative and executive, intended to lower the cost of prescription drugs. The President issued multiple executive orders and took other steps to secure pharmaceutical manufacturers' agreements to lower certain U.S. prescription drug prices to most favored nation levels, to facilitate direct-to-patient sales of certain U.S. prescription drugs, and to secure agreements to repatriate increased ex-U.S. revenues generated as a result of U.S. Government action that increases drug prices outside the United States. On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the United States. The OBBBA contains a variety of provisions that could impact our business and results of operations. On January 15, 2026, the White House proposed that Congress enact the Great Healthcare Plan Act, which seeks to lower prescription drug and insurance prices. Multiple U.S. states have also enacted legislation intended to decrease the price of prescription drugs.

We cannot be sure whether additional legislation or rule-making related to the IRA or drug pricing more generally will be issued or enacted, how insurance pharmacy benefit managers and other insurance providers that manage benefits for Medicare recipients will react to the IRA, or what impact, if any, such additional changes will have on the insurance coverage and profitability of our products or any of our product candidates, if approved for commercial use, in the future. The full effect of the IRA on our business and the healthcare industry in general is not yet known. The IRA or other government efforts to reduce the price of prescription drugs or to limit the amount that governments pay for healthcare products and services could result in additional pricing pressure and have a significant impact on our business.

In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Third-party payors are increasingly challenging the prices charged for medical products and services and, in some cases, imposing restrictions on the coverage of particular drugs. Many third-party payors negotiate the price of medical services and products and develop formularies which establish pricing and reimbursement levels. Exclusion of a product from a formulary can lead to its sharply reduced usage in the third-party payor's patient population. The process for obtaining coverage can be lengthy and costly, and we expect that it could take several months before a particular payor initially reviews a product and makes a decision with respect to coverage. For example, third-party payors may require cost-benefit analysis data from us in order to demonstrate the cost-effectiveness of our products or any other product we might bring to market. For any individual third-party payor, we may not be able to provide data sufficient to gain reimbursement on a similar or preferred basis to competitive products, or at all, which may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to data privacy and security risks, and our actual or perceived failure to comply with regulations and other legal obligations related to privacy and data protection could harm our business.

We may be subject to legal obligations at the international, federal, state, and local level related to privacy and data protection, as described in "*Business—Government Regulation—Data Privacy and Security Laws*" in Part I, Item 1 of this report. Compliance with stringent and evolving international and U.S. data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use, and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. For example, we may be subject to the California Consumer Privacy Act ("CCPA"), which gives California residents expanded rights to access and require deletion of their personal data, opt out of certain personal data sharing, and receive detailed information about how their personal data is used. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA may increase compliance costs and potential liability with respect to other personal data we may maintain about California residents.

We also may be subject to international privacy and data protection laws, such as the General Data Protection Regulation ("GDPR") in the European Economic Area ("EEA") and similar legislation in the United Kingdom and

Switzerland. See "*Business—Government Regulation—Data Privacy and Security Laws*" in Part I, Item 1 of this report and "*Risks Relating to Our Business—Risks Relating to International Operations—Our actual or perceived failure to comply with European or other international governmental laws and regulations and other legal obligations related to privacy, data protection and information security could harm our business*" in this section for additional discussion of privacy laws and regulations. Failure to comply with these laws and regulations could result in government enforcement actions, private litigation, or harm to our reputation and our business.

Despite our efforts, our personnel or third parties on whom we rely may fail to comply with such data privacy and security obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including, but not limited to, regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

If, because of our use of hazardous materials, we violate any environmental controls or regulations that apply to such materials, we may incur substantial costs and expenses in our remediation efforts.

Our research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and some waste products. Accidental contamination or injury from these materials could occur. In the event of an accident, we could be liable for any damages that result, and any liabilities could exceed our resources. Compliance with environmental laws and regulations or a violation of such environmental laws and regulations could require us to incur substantial unexpected costs, which would materially and adversely affect our results of operations.

Intellectual Property Risks

If we fail to adequately protect or enforce our intellectual property rights, the value of those rights would diminish, and if we fail to secure the rights to patents of others, it could adversely affect our business.

Our success will depend in part on our ability and the abilities of our partners to obtain, protect and enforce viable intellectual property rights including, but not limited to, trade name, trademark and patent protection for our Company and subsidiaries and the products, methods, processes and other technologies we may license or develop, to preserve our trade secrets, and to operate without infringing the proprietary rights of third parties both domestically and abroad. The patent position of biotechnology and pharmaceutical companies is generally highly uncertain, involves complex legal and factual questions and has recently been the subject of much litigation. Neither the United States Patent and Trademark Office ("USPTO"), the Patent Cooperation Treaty offices, nor the courts of the United States and other jurisdictions have consistent policies nor predictable rulings regarding the breadth of claims allowed or the degree of protection afforded under many biotechnology and pharmaceutical patents. Further, we may not have worldwide patent protection for all of our product candidates and our intellectual property rights may not be legally protected or enforceable in all countries throughout the world. In some jurisdictions, some of our product candidates in certain programs, including our HAE program, may have short or no composition of matter patent life and we may therefore rely on orphan drug exclusivity or data exclusivity. There can be no assurance that we will obtain orphan drug exclusivity or data exclusivity in every jurisdiction. Further, in some jurisdictions, we may rely on formulation patents or method of use patents. Both the ability to achieve issuance and the enforcement of formulation and method of use patents can be highly uncertain and can vary from jurisdiction to jurisdiction, and such patents may therefore not adequately prevent competitors and potential infringers in some jurisdictions. The validity, scope, enforceability, and commercial value of the rights protected by such patents, therefore, is highly uncertain.

We also rely on trade secrets to protect technology in cases when we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. In addition, increasing restrictions on non-compete agreements could increase the difficulty of protecting certain proprietary information. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborators and advisors, our ability to receive patent protection or protect our proprietary information may be imperiled.

We may be involved in legal proceedings to protect or enforce our patents, the patents of our partners or our other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights, or may design around our patent claims to produce competitive products that fall outside the scope of our patents. For example, a third party may develop a competitive drug that is similar to one or more of our products or product candidates but that has a different composition that falls outside the scope of our patent protection. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive, time-consuming, and unsuccessful. An adverse result in any legal proceeding could put one or more of our patents at risk. Our success depends in part on avoiding the infringement of other parties' patents and other intellectual property rights as well as avoiding the breach of any licenses relating to our technologies and products. In the United States, patent applications filed in recent years are confidential for 18 months after the earliest effective filing date, while older applications are not published until the patent issues. As a result, avoiding patent infringement may be difficult and we may inadvertently infringe third-party patents or proprietary rights. These third parties could bring claims against us, our partners or our licensors that even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, our partners or our licensors, we or they could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Even if we, our partners or our licensors were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property.

In addition, as described under "*Business—Government Regulation—FDA Regulation—Abbreviated New Drug Applications for Generic Drugs*" in Part I, Item 1 of this report, third parties may not file an ANDA for a generic drug with the FDA until the expiration of five years following the original product approval unless the submission is accompanied by a Paragraph IV certification, in which case third parties may submit an ANDA four years following the original product approval (referred to as the "NCE-1 date"). The NCE-1 date for ORLADEYO was in December 2024. In January 2025 and January 2026, we received a Paragraph IV notice of certification from Annora advising that Annora has submitted an ANDA to the FDA seeking approval to manufacture, use or sell a generic version of ORLADEYO in the United States prior to the expiration of four patents listed in the FDA's Orange Book, which expire in 2039. On March 10, 2025, as supplemented by the First Amended Complaint filed in December 2025, we filed a patent infringement lawsuit in the United States District Court for the District of Delaware against the Defendants (as defined in "*Legal Proceedings*" included in Part I, Item 3 of this report) asserting infringement of the challenged patents arising from Annora's ANDA filing with the FDA. For further information, see the section titled "*Legal Proceedings*" included in Part I, Item 3 of this report and "*Note 19— Commitments and Contingencies*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report. We intend to vigorously defend our intellectual property rights protecting ORLADEYO. Additional third parties could challenge our applicable patents, which may result in our initiation of patent infringement litigation in response to such challenge. We cannot predict how any additional third party would address our listed patents, whether we would sue on any such patents, or the outcome of any such suit. However, litigation to enforce or defend intellectual property rights is complex, costly, and involves significant commitments of management's time.

If we or our partners are unable or fail to adequately initiate, protect, defend or enforce our intellectual property rights in any area of commercial interest or in any part of the world where we wish to seek regulatory approval for our products, methods, processes and other technologies, the value of our products and product candidates to produce revenue would diminish. Additionally, if our products, methods, processes, and other technologies or our commercial use of such products, processes, and other technologies, including, but not limited to, any trade name, trademark or commercial strategy infringe the proprietary rights of other parties, we could incur substantial costs. The USPTO and the patent offices of other jurisdictions have issued to us a number of patents for our various inventions, and we have in-licensed several patents from various institutions. We have filed additional patent applications and provisional patent applications with the USPTO. We have filed a number of corresponding foreign patent applications and intend to file additional foreign and U.S. patent applications, as appropriate. We have also filed certain trademark and trade name applications worldwide. We cannot assure you as to:

- the degree and range of protection any patents will afford against competitors with similar products;
- if and when patents will issue;
- if patents do issue, we cannot be sure that we will be able to adequately defend such patents and whether or not we will be able to adequately enforce such patents; or
- whether or not others will obtain patents claiming aspects similar to those covered by our patent applications.

If the USPTO or other foreign patent office upholds patents issued to others or if the USPTO grants patent applications filed by others, we may have to:

- obtain licenses or redesign our products or processes to avoid infringement;
- stop using the subject matter claimed in those patents; or
- pay damages.

We may initiate, or others may bring against us, litigation or administrative proceedings related to intellectual property rights, including proceedings before the USPTO or other foreign patent office. Any judgment adverse to us in any litigation or other proceeding arising in connection with a patent or patent application could materially and adversely affect our business, financial condition and results of operations. In addition, the costs of any litigation or administrative proceeding may be substantial whether or not we are successful.

Our success is also dependent in part upon the skills, knowledge and experience, none of which is patentable, of our scientific and technical personnel. To help protect our rights, we require all employees, consultants, advisors and partners to enter into confidentiality agreements that prohibit the disclosure of confidential information to anyone outside of our Company and require disclosure and assignment to us of their ideas, developments, discoveries and inventions. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information, and if any of our proprietary information is disclosed, our business will suffer because our revenues depend upon our ability to license or commercialize our products and product candidates and any such events would significantly impair the value of such products and product candidates.

We have diversified our pipeline to include the development of protein therapeutics, which may create additional risks and challenges.

We have diversified our pipeline beyond small-molecule medicines to develop protein therapeutics. The development of protein therapeutics may create additional risks and challenges, including, among others:

- patent protection for protein therapeutics may be narrower in scope than for our small-molecule medicines, and our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our protein therapeutic candidates or prevent others from designing around our claims;
- formulation issues with our protein therapeutic candidates may require redevelopment of the formulation, which may be time-consuming or unsuccessful;
- the patent applications that we own or in-license may fail to result in issued patents with claims that cover our protein therapeutic candidates in the United States or in other countries;
- our competitors may be able to more easily develop and seek patent protection on similar protein therapeutic candidates; and
- orally-administered drugs are often less expensive and present a reduced treatment burden as compared to protein therapeutics and therefore would have competitive advantages if they were developed and shown to be safe and effective for the indication that our protein therapeutic product candidates are targeting.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and pharmaceutical industries involves both technological and legal complexity. Therefore, obtaining and enforcing such patents is costly, time-consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. Additionally, there have been recent proposals for additional changes to the patent laws of the United States and other countries that, if adopted, could impact our ability to obtain patent protection for our proprietary technology or our ability to enforce our proprietary technology. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

We employ certain individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Our efforts to vet our employees, consultants, and independent contractors and prevent their use of the proprietary information or know-how of others in their work for us may not be successful, and we may in the future be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of third parties. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely impact our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distract management and other employees.

Product Liability Risks

We face an inherent risk of liability in the event that the use or misuse of our products or product candidates results in personal injury or death, and our product liability insurance coverage may be insufficient.

If the use or misuse of any products we sell, or a partner sells, harms people, we may be subject to costly and damaging product liability claims brought against us by consumers, healthcare providers, pharmaceutical companies, third-party payors or others. The use of our product candidates in clinical trials, including post-marketing clinical studies, could also expose us to product liability claims. We cannot predict all of the possible harms or side effects that may result from the use of our products or the testing of product candidates, and therefore, the amount of insurance coverage we currently have may not be adequate to cover all liabilities or defense costs we might incur. A product liability claim or series of claims brought against us could give rise to a substantial liability that could exceed our resources. Even if claims are not successful, the costs of defending such claims and potential adverse publicity could be harmful to our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and face even greater risks upon commercialization by us of our products or product candidates. We have product liability insurance covering our clinical trials. Clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

- liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;
- an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;
- the withdrawal of clinical trial volunteers or patients;
- damage to our reputation and the reputation of our products, resulting in lower sales;
- regulatory investigations that could require costly recalls or product modifications;
- litigation costs; and
- the diversion of management's attention from managing our business.

Risks Relating to Contractual Arrangements

We may face risks related to our former U.S. Government contracts.

We had contracts with the Biomedical Advanced Research and Development Authority within HHS and the National Institute of Allergy and Infectious Diseases within HHS for the development of galidesivir as a treatment for diseases caused by RNA pathogens, including Marburg virus disease, Yellow Fever and Ebola virus disease. In contracting with U.S. Government agencies, we became subject to various U.S. Government contract requirements, including general clauses for a cost-reimbursement research and development contract, which may limit our reimbursement. While all U.S. Government funding for galidesivir expired in 2022, we may still face risks related to these U.S. Government contracts pending final close out of these contracts.

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations under our license agreements, our licensors may terminate our agreements with them and/or seek additional remedies.

If we are unable or fail to meet payment obligations, performance milestones relating to the timing of regulatory filings, product supply obligations, post-approval commitments, or development and commercial diligence obligations; are unable or fail to make milestone payments or material data use payments in accordance with applicable provisions; or fail to pay the minimum annual payments under any of our in-licenses relating to our products or product candidates, our licensors may terminate the applicable license and/or seek other available remedies. As a result, our development of the respective product candidate or commercialization of the product would cease.

Because continuing events of default exist under the PhaRMA Notes, the holders of the PhaRMA Notes may be able to foreclose on the collateral securing the PhaRMA Notes and our equity interest in Royalty Sub. As a result, we may not realize the benefit of future royalty payments, if any, that might otherwise accrue to us following repayment of the PhaRMA Notes and we could otherwise be adversely affected.

In March 2011, JPR Royalty Sub LLC, our wholly-owned subsidiary ("Royalty Sub"), issued $30.0 million in aggregate principal amount of PhaRMA Senior Secured 14.0% Notes due on December 1, 2020 (the "PhaRMA Notes"). The PhaRMA Notes are secured principally by (i) certain royalty and milestone payments under our agreement with Shionogi, pursuant to which Shionogi licensed from us the rights to market peramivir in Japan and Taiwan and (ii) the pledge by us of our equity interest in Royalty Sub. Since September 1, 2014, payments from Shionogi have been insufficient for Royalty Sub to service its obligations under the PhaRMA Notes, resulting in a continuing event of default with respect to the PhaRMA Notes since that time. In addition, the PhaRMA Notes had a final legal maturity date of December 1, 2020, at which time the outstanding principal amount of the PhaRMA Notes of $30.0 million, together with accrued and unpaid interest of $20.6 million, was due in full. The failure by Royalty Sub to repay these amounts at the maturity date constituted an additional event of default under the PhaRMA Notes. As Royalty Sub has been unable to service its obligations under the PhaRMA Notes and continuing events of default exist under the PhaRMA Notes, the holders of the PhaRMA Notes may be able to foreclose on the collateral securing the PhaRMA Notes and our equity interest in Royalty Sub and may exercise other remedies available to them under the indenture or other documents related to the PhaRMA Notes. In such event, we may not realize the benefit of future royalty payments, if any, that might otherwise accrue to us following repayment of the PhaRMA Notes, we may incur legal costs, and we might otherwise be adversely affected.

We cannot predict whether holders of PhaRMA Notes will seek to pursue any remedies as a result of the continuing events of default with respect to the PhaRMA Notes. The PhaRMA Notes are the obligation of Royalty Sub. Due to the non-recourse nature of the PhaRMA Notes, in the event of any potential foreclosure, we believe the primary impact to us would be the loss of future royalty payments, if any, from Shionogi and the legal costs associated with retiring the PhaRMA Notes. As a result, we do not currently expect the continuing events of default on the PhaRMA Notes to have a significant impact on our future results of operations or cash flows. However, we cannot assure you that this will be the case or that we will not otherwise be adversely affected as a result of the continuing events of default under the PhaRMA Notes or the failure by Royalty Sub to repay the PhaRMA Notes at maturity. While Royalty Sub continues to pay the holders of the PhaRMA Notes any royalty payments received from Shionogi, which are immaterial, we wrote off the balance due under the PhaRMA Notes to other income as a debt extinguishment as of December 31, 2021.

We have incurred significant indebtedness, which could adversely affect our business. Additionally, the Blackstone Loan Agreement (as defined below) contains conditions and restrictions that limit our flexibility in operating our business. We may be required to make a prepayment or repay our outstanding indebtedness earlier than we expect if a prepayment event or an event of default occurs, including a material adverse change with respect to us, which could have a material adverse effect on our business.

On January 23, 2026, we entered into a Loan Agreement (the "Blackstone Loan Agreement") with Blackstone Alternative Credit Advisors LP and Blackstone Life Science Advisors L.L.C., (together, "Blackstone"), as the Blackstone representatives thereunder, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Wilmington Trust, National Association, as agent, pursuant to which the lenders funded initial term loans in the aggregate principal amount of $400.0 million. Subject to the mutual agreement between the Company, Blackstone and the lenders, we may request additional term loans up to an aggregate amount not exceeding $150.0 million. Under the Blackstone Loan Agreement, we will be required to pay to the lenders a prepayment premium or a make-whole premium, as applicable in the event that, prior to the fourth anniversary of the closing date of the Blackstone Loan Agreement, we prepay or repay, or are required to prepay or repay, voluntarily or pursuant to a mandatory prepayment obligation under the Blackstone Loan

Agreement (e.g., upon certain asset sales, a change of control of the Company and specified other events, subject to certain exceptions), all or part of the then-outstanding term loans under the Blackstone Loan Agreement, in each case, subject to certain exceptions as set forth in the Blackstone Loan Agreement.

Our indebtedness could have important consequences to our stockholders. For example, it:

- increases our vulnerability to adverse general economic or industry conditions;
- limits our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;
- makes us more vulnerable to increases in interest rates, as borrowings under the Blackstone Loan Agreement will accrue interest at variable rates, such that increases in interest rates will increase the associated interest payments that we are required to make on outstanding borrowings;
- requires us to dedicate a portion of our cash flow from operations to interest payments, limiting the availability of cash for other purposes;
- limits our ability to obtain additional financing or refinancing in the future for working capital or other purposes; and
- places us at a competitive disadvantage compared to our competitors that have less indebtedness.

Furthermore, the Blackstone Loan Agreement contains covenants that limit our ability to engage in specified types of transactions. Subject to certain exceptions, these covenants limit our ability to, among other things, dispose of assets; engage in certain mergers, acquisitions, and similar transactions; incur additional indebtedness; grant liens; make investments; pay dividends or make distributions or certain other restricted payments in respect of equity; prepay other indebtedness; enter into restrictive agreements; undertake fundamental changes; or amend certain material contracts.

The covenants contained in the Blackstone Loan Agreement could cause us to be unable to pursue business opportunities that we or our stockholders may consider beneficial without the lenders' permission or without repaying all outstanding obligations under the Blackstone Loan Agreement.

A breach of any of these covenants could result in an event of default under the Blackstone Loan Agreement. An event of default will also occur if, among other things, we fail to pay amounts due under the Blackstone Loan Agreement, we fail to repay certain other indebtedness having an aggregate principal amount in excess of a threshold amount, an insolvency event occurs with respect to us, judgments for the payment of money in excess of a threshold amount are entered into against us, or a material impairment of our ability to perform our obligations under the Blackstone Loan Agreement occurs or certain negative regulatory events occur. In the case of a continuing event of default under the Blackstone Loan Agreement, the lenders under the Blackstone Loan Agreement could elect to declare all amounts outstanding to be immediately due and payable, proceed against the collateral in which we granted to the lenders a security interest, or otherwise exercise the rights of a secured creditor. Amounts outstanding under the Blackstone Loan Agreement are secured by a security interest in, subject to certain exceptions, substantially all of our assets. Because substantially all of our assets are pledged to secure the Blackstone Loan Agreement obligations, our ability to incur additional secured indebtedness or to sell or dispose of assets to raise capital may be impaired, which could have an adverse effect on our financial flexibility.

Risks Relating to International Operations

International expansion of our business exposes us to business, legal, regulatory, political, operational, financial, and economic risks.

We currently conduct clinical studies and regulatory activities and have hired employees outside of the United States. Doing business internationally involves a number of risks, including, but not limited to:

- multiple, conflicting, and changing laws and regulations such as privacy and data regulations, transparency regulations, tax laws, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits, and licenses;
- introduction of new health authority requirements and/or changes in health authority expectations;
- failure by us or our partners to obtain and maintain regulatory approvals for the use of our products in various countries;
- complexities and difficulties in obtaining and maintaining protection for, and enforcing, our intellectual property;

- difficulties in staffing and managing foreign operations;
- complexities associated with managing multiple payor reimbursement regimes, government payors, or patient self-pay systems;
- limits on our ability to penetrate international markets;
- financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products, and exposure to foreign currency exchange rate fluctuations, which have been increasingly prevalent alongside a fluctuating U.S. dollar;
- natural disasters and political and economic instability, including wars, terrorism, political unrest, results of certain elections and votes, actual or threatened public health emergencies and outbreak of disease, epidemics or pandemics (e.g., the COVID-19 pandemic), boycotts, adoption or expansion of government trade restrictions, and other business restrictions;
- certain expenses including, among others, expenses for travel, translation, and insurance;
- regulatory and compliance risks that relate to maintaining accurate information and control over commercial operations and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, including its books and records provisions or anti-bribery provisions, and foreign laws and regulations; and
- regulatory and compliance risks relating to doing business with any entity that is subject to sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

Any of these factors could significantly harm our international expansion of operations and adversely affect our business and results of operations.

Additionally, in some countries, such as Japan, the pricing of prescription pharmaceuticals is subject to governmental control and access. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our partners may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

Foreign currency exchange rate fluctuations could have an adverse impact on our results of operations, financial position, and cash flows.

We conduct operations in countries outside of the United States involving transactions in a variety of currencies other than the U.S. dollar. These transactions include, without limitation, commercial sales, contract manufacturing, and clinical trial activities. Although most of our revenues and expenses are denominated in U.S. dollars, we have foreign currency exposure to fluctuations in other foreign currencies, such as the Euro, British Pound, Japanese Yen and Canadian Dollar. Changes in the value of these currencies relative to the U.S. dollar may impact our consolidated operating results, including our revenues and expenses, causing fluctuations in our operating results from period to period and/or resulting in foreign currency transaction losses that adversely impact our results of operations, financial position, and cash flows. See "*Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk*" in Part II, Item 7A of this report for additional information about our foreign currency risk.

Our actual or perceived failure to comply with European or other international governmental laws and regulations and other legal obligations related to privacy, data protection and information security could harm our business.

Outside the United States, an increasing number of laws and regulations may govern data privacy and security. EU member states, the United Kingdom, Switzerland and other countries have adopted data protection laws and regulations, which impose significant compliance obligations. These laws include the GDPR and similar national legislation within the EEA, the United Kingdom GDPR, Switzerland's Federal Data Protection Act, the EU Clinical Trials Regulation, and the e-Privacy Directive (2002/58/EC), as well as laws and regulations outside Europe, and are discussed in more detail in "*Business—Government Regulation—Data Privacy and Security Laws*" in Part I, Item 1 of this report. Failure to comply with the requirements of these laws may result in significant fines. For example, noncompliance with the GDPR or related national data protection laws, which may deviate from the GDPR, may result in significant fines of up to 4.0% of global revenues, or €20.0 million, whichever is greater.

In addition to such fines, failure to comply with the requirements of the GDPR or similar national legislation may result in temporary or definitive bans on data processing and other corrective actions and subject us to litigation and/or adverse publicity, which could have material adverse effects on our reputation and business. As a result of the implementation of the GDPR, and other laws and regulations, we are required to put in place additional mechanisms to ensure compliance with the data protection rules. For example, the GDPR requires us to make more detailed disclosures to data subjects, requires disclosure of the legal basis on which we can process personal data, makes it harder for us to obtain valid consent for processing, requires the appointment of a data protection officer where sensitive personal data (i.e., health data) is processed on a large scale, introduces mandatory data breach notification throughout the European Union, imposes additional obligations on us when we are contracting with service providers and requires us to adopt appropriate privacy governance including policies, procedures, training and data audits. We depend on a number of third parties in relation to the provision of our services, a number of which process personal data of EU individuals on our behalf. With each such provider, we are required to enter into contractual arrangements under which they are contractually obligated to only process personal data according to our instructions, and conduct diligence to ensure that they have sufficient technical and organizational security measures in place. Other laws and regulations have requirements that are similar, and in some instances more far-reaching.

Compliance with evolving laws regarding the transfer of personal data to the United States and other countries also requires increased resources and may result in increased exposure to regulatory actions, fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. We are also subject to evolving European and other privacy laws on electronic marketing and cookies.

Compliance with the requirements imposed by the GDPR and other such laws can be time-consuming, expensive and difficult, and may increase our cost of doing business or require us to change our business practices, and despite our efforts we may not be successful in achieving compliance if our personnel, collaborators, partners or vendors do not comply with applicable data protection obligations. Despite our efforts, our personnel or third parties on whom we rely may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties on which we rely fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

Risks Relating to Technology

If our facilities, or the facilities of our third-party vendors, incur damage or power is lost for a significant length of time, our business will suffer.

We and our third-party vendors store commercial product, clinical and stability samples, and manufacturing data at our facilities that could be damaged if the facilities incur physical damage or in the event of an extended power failure. We have backup power systems in addition to backup generators to maintain power to all critical functions, but any loss of these products or samples could result in significant delays in our commercialization or drug development process.

In addition, we store most of our preclinical and clinical data at our facilities. While duplicate copies of most clinical data are secured off-site, and a significant portion of our data is included in regular backups of our systems, we could lose important data if our facilities incur damage, or if our vendor data systems fail, suffer damage or are destroyed. Any significant degradation or failure of our computer systems could cause us to inaccurately calculate or lose our data. Loss of data could result in significant delays in our drug development process, and any system failure could harm our business and operations.

Cyber incidents and related disruptions in our or our third-party vendors' information technology systems could adversely affect our business.

We are increasingly dependent on information technology systems to operate our business. In addition, the FDA and other U.S. and foreign regulatory authorities regulate, among other things, the record keeping and storage of data pertaining to potential pharmaceutical products. Like other companies in our industry, our information technology systems and infrastructure (as well as those of our third-party providers) and our lab equipment and operations technology may be vulnerable to cyber incidents, intrusions, and other similar activities that threaten the confidentiality, integrity, and availability of our information. These threats come from a variety of sources, including by computer hackers, foreign governments, foreign companies, or competitors, or may be breached by employee error, malfeasance or other disruption. These threats are prevalent, continue to rise, and are becoming increasingly difficult to detect. Recently, there have been reports of disruptions in billing and data systems in healthcare. Such cybersecurity events which materially disrupt the healthcare system upon which our business relies could adversely affect our business if such disruption is widespread and continues for an extended period of time.

Cyber incidents could also include the use of artificial intelligence ("AI") and machine learning to launch more automated, targeted and coordinated attacks on targets. Cyber incidents may lead to operational outages, loss of intellectual property due to industrial espionage, malware, and financial or data attacks via social engineering. These risks have increased as we have experienced significant growth in the number of our employees and the scope of our operations and as virtual and remote working have become more widely used, and sensitive data is accessed by employees working in less secure, home-based environments. A breakdown, invasion, corruption, destruction, or interruption of information technology systems could negatively impact operations. If our systems are damaged, fail to function properly or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business, financial condition or results of operations.

In addition, we rely on third-party service providers and technologies to operate significant information technology systems and business infrastructure, and we currently use these providers to perform business critical information technology and business services. Supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been or will not be compromised.

We have experienced cybersecurity threats and incidents, which to date have not had a material impact on our reputation, business, financial condition, or operations; however; there is no assurance that such impacts will not be material in the future.

Any compromise of our data security could also result in a violation of applicable privacy and other laws, significant legal, regulatory, and financial exposure, damage to our reputation, loss or misuse of the information and a loss of confidence in our data security measures, which could harm our business. Loss or misuse of our intellectual property, clinical trial data, or commercially sensitive data could adversely impact our business. While we have implemented security measures designed to protect against security incidents and a significant portion of our data is included in regular backups of our systems, there can be no assurance that our efforts to protect our data and information technology systems will prevent breakdowns or breaches in our systems, or those of third parties with which we do business, and any such events could adversely affect our business.

From time to time, we use artificial intelligence in our business, and challenges with properly managing its use could adversely affect our business.

The increasing use of AI and machine learning technology in the biopharmaceutical industry, combined with an uncertain regulatory environment, presents new risks and challenges. From time to time, we adopt and integrate AI solutions into our systems for specific use cases reviewed by legal and information security, and applications of AI may become more important in our operations over time. Our vendors may incorporate AI tools into their offerings without disclosing this use to us, and the providers of these tools may not meet existing or rapidly evolving regulatory or industry standards with respect to privacy and data protection. Moreover, the use of AI-based tools may lead to the inadvertent release of confidential or proprietary information, which may adversely impact our ability to realize the benefit of our intellectual property, cause us to incur liabilities as the result of any breaches of confidentiality, impact our ability to comply with data security and privacy laws, and introduce additional cybersecurity risks. Further, as the regulatory framework for these technologies evolves, it is possible that new laws and regulations will be adopted, or that existing laws and regulations may be interpreted in ways that would affect our business, including as a result of the cost to comply with such laws or regulations. Our competitors or other third parties may also incorporate AI into their businesses more efficiently than us, which could impair our ability to compete effectively and adversely affect our results of operations. The rapid innovation and developments surrounding AI, including potential government regulation of AI, may require significant resources to develop, test and maintain our implementations of AI.

Other Operational Risks

Our ability to maintain global brand uniformity for ORLADEYO may be impacted by the sale of our European ORLADEYO business.

In connection with the sale of our European ORLADEYO business, we entered into the Global Brand and Support Agreement, which provides for coordination of brand and regulatory activities regarding ORLADEYO products. While this agreement is intended to promote alignment on brand and related activities with Neopharmed, we do not have sole control over how ORLADEYO is positioned, supported or communicated in Europe, and we may not be able to maintain global brand uniformity with respect to ORLADEYO. This risk may be heightened given that ORLADEYO is indicated for a rare disease with a limited number of key opinion leaders and relatively few scientific publications or forums that reach a broad global audience. If we are unable to maintain a consistent and effective global brand presence for ORLADEYO, our ability to maximize the anticipated benefits of the sale, support future growth and realize the expected long-term value of ORLADEYO could be adversely affected.

Health epidemics or pandemics could materially adversely affect our business, operations, clinical development or commercialization plans and timelines, or that of third parties with whom we conduct business, including, without limitation, our development partners, manufacturers, CROs, and others, as well as the regulatory and government agencies with whom we work.

A health epidemic or pandemic, such as the COVID-19 pandemic, and related government orders or responsive business policies and procedures, could cause disruptions to our business, operations, and clinical development or commercialization plans and timelines, as well as the business and operations of third parties with whom we conduct business.

If our operations or those of third parties with whom we conduct business, such as development partners, manufacturers, CROs and others, are impaired or curtailed as a result of such events, the development and commercialization of our products and product candidates could be stopped or delayed, or the costs of such development and commercialization activities could increase, any of which could have a material adverse impact on our business. For example, our suppliers or other vendors may be unable to meet their obligations to us or perform their services as expected. In such circumstances, we may not be able to enter into arrangements with alternative suppliers or vendors or do so on commercially reasonable terms or in a timely manner. Such delays could adversely impact our ability to meet our desired clinical development and any commercialization timelines.

In addition, our clinical trials were affected by the COVID-19 pandemic, and we may experience similar delays or interruptions due to health epidemics or pandemics in the future, which could adversely impact our clinical trial operations. Health epidemics or pandemics could also affect the operations of regulators and other health and governmental authorities, which could result in delays of reviews and approvals, inspections, or other regulatory activities.

The global impact of a health epidemic or pandemic, such as the COVID-19 pandemic, could also materially affect global economies and financial markets, which could reduce our ability to access the equity or debt capital markets or obtain other sources of capital if needed, which could negatively affect our liquidity. In addition, a recession or market correction could materially affect our business and the value of our common stock. Health epidemics or pandemics could also have the effect of heightening many of the other risks described in this report.

Our business, operations, clinical development or commercialization plans and timelines, and access to capital could be adversely affected by unpredictable and unstable market and economic conditions.

Our business, operations, clinical development or commercialization plans and timelines, and access to capital could be adversely affected by unpredictable and unstable market and economic conditions, including as a result of inflation, increased interest rates, disruption or instability in the banking industry, foreign exchange rate fluctuations, U.S. Government shutdowns, instability in connection with changes in the presidential administration in the United States, geopolitical instability, actual or threatened public health emergencies, or outbreaks of disease, epidemics or pandemics (such as the COVID-19 pandemic). The magnitude, duration and long-term effect of each of these factors, as well as the effects of actions taken by governments to address them, are unknown at this time, but they could result in further significant disruption of the global economy and financial markets. Our business may be adversely affected by any related economic downturn, volatile geopolitical and business environment, or continued market instability.

Unstable market and economic conditions could materially affect our ability to access the equity or debt capital markets or obtain other sources of capital if needed in the future, which could negatively affect our liquidity. In addition, a recession or market correction could materially affect our business and the value of our common stock.

Market and economic conditions continue to evolve, with the ultimate impacts being uncertain and subject to change. These effects could be material, and we will continue to monitor the economic climate closely. We do not know the full extent and magnitude of the impacts that any future developments will have on our business, on the healthcare system, or on the global economy. In addition, unstable market conditions could have the effect of heightening many of the other risks described in this report.

Insurance coverage is increasingly more costly and difficult to obtain or maintain.

While we currently have insurance for our business, property, directors and officers, and our products, insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to claims or suffer a loss or damage in excess of our insurance coverage, we will be required to bear any loss in excess of our insurance limits. If we are subject to claims or suffer a loss or damage that is outside of our insurance coverage, we may incur significant uninsured costs associated with loss or damage that could have an adverse effect on our operations and financial position. Furthermore, any claims made on our insurance policies may impact our ability to obtain or maintain insurance coverage at reasonable costs or at all.

If we fail to retain our existing key personnel or fail to attract and retain additional key personnel, the development of our product candidates, the commercialization of our products, and the related growth of our business may be delayed or stopped.

The unexpected loss of service of our senior management and scientific team might impede the achievement of our development and commercial objectives. Competition for key personnel with the experience that we require is intense and is expected to continue to increase. Our inability to attract and retain the required number of skilled and experienced management, commercial, operational and scientific personnel may harm our business because we rely upon these personnel for many important functions of our business.

If our risk management committee and other compliance methods are not effective, our business, financial condition and operating results may be adversely affected.

Our ability to identify, manage and respond to the various risks related to our business is largely dependent on our established and maintained compliance, risk, audit and reporting systems and procedures. The Board of Directors has ultimate responsibility for risk oversight of the Company and carries out this duty through its committees. The Board of Directors may delegate oversight authority with respect to certain issues in a committee's applicable areas of expertise. At the Company level, our senior management team similarly monitors risk through the risk management committee and other sub-committees focused on specific areas of risk (e.g., cybersecurity, quality assurance). Membership of the risk management committee consists primarily of key department heads who are asked to bring to such committee relevant items for discussion that they or their teams have identified at the numerous sub-committees these individuals chair or attend. The risk management committee, along with the other sub-committees in the Company, identifies key risks and mitigation strategies which are reported directly to our senior management, the Audit Committee and to the full Board of Directors on a regular basis.

If our policies, procedures, and compliance systems, including our risk management committee, are not effective, or if we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially adversely affected. We cannot provide assurance that our policies and procedures will always be effective, or that our management or the risk management committee would be able to identify any such ineffectiveness. If our compliance and risk management strategies are not effective, our business, financial condition and operating results may be adversely affected.

Future acquisitions, strategic investments, partnerships, alliances, or divestitures could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value, materially change the risk profile of the Company and could fail to meet our expectations, any of which could adversely affect our operating results and financial condition.

We anticipate that we will seek to acquire or invest in businesses, products or technologies that we believe could complement or expand our portfolio or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing businesses or products. In addition, we may not be able to find and identify desirable acquisition targets or be successful in entering into an agreement with any particular target or consummating any such agreement. Even if we do consummate an acquisition, in connection therewith we may be required to issue equity (thereby diluting our current stockholders) or debt, we may not be able to integrate successfully the acquired personnel, operations and technologies, or effectively manage the combined business following the acquisition, or the acquired business could otherwise fail to meet our expectations, which, in each case, could have a material adverse effect on our business projections, financial condition, results of operations and prospects.

In addition, we may divest or license all or a portion of certain business or product categories, which could cause a decline in revenue or profitability and may make our financial results more volatile. We may be unable to complete any such divestiture or license on terms favorable to us, within the expected timeframes, or at all. For example, we have announced plans to seek a strategic partner for the development of avoralstat beyond Phase 1 and to pursue strategic alternatives for STAR-0310; however, there can be no assurance that we will be able to successfully identify a suitable counterparty, negotiate acceptable terms, or complete any such transaction on a timely basis or at all. Our ability to consummate a transaction may also be adversely affected by events impacting third parties involved in or associated with these programs. For instance, Clearside's recent filing for Chapter 11 bankruptcy may limit our ability to find a strategic partner for avoralstat, complicate negotiations with potential partners, or reduce the likelihood or value of any strategic transaction. We may have continued financial exposure to divested or licensed businesses following the completion of any such transactions, including increased costs due to potential litigation, contingent liabilities and indemnification of the buyer or licensee related to, among other things, lawsuits, regulatory matters or tax liabilities. Such divestitures or licenses may also divert management's attention from our core businesses and lead to potential issues with employees, customers or suppliers.

Our business and operations could be negatively affected if we become subject to stockholder activism or hostile bids, which could cause us to incur significant expense, hinder execution of our business strategy and impact our stock price.

Stockholder activism, which takes many forms and arises in a variety of situations, has been increasingly prevalent. Stock price declines may also increase our vulnerability to unsolicited approaches. If we become the subject of certain forms of stockholder activism, such as proxy contests or hostile bids, the attention of our management and our Board of Directors may be diverted from execution of our strategy. Such stockholder activism could give rise to perceived uncertainties as to our future strategy, adversely affect our relationships with business partners and make it more difficult to attract and retain qualified personnel. Also, we may incur substantial costs, including significant legal fees and other expenses, related to activist stockholder matters. Our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any stockholder activism.

Risks Relating to Investing in Our Common Stock

Our existing principal stockholders hold a substantial amount of our common stock and may be able to influence significant corporate decisions, which may conflict with the interest of other stockholders.

Some of our stockholders own greater than 5% of our outstanding common stock. Our top ten stockholders own approximately 47% of our common stock and can individually, and as a group, influence our operations based upon their concentrated ownership and may also be able to influence the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions.

Our stock price has been, and is likely to continue to be, highly volatile, which could cause the value of an investment in our common stock to decline significantly.

The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Moreover, our stock price has fluctuated frequently, and these fluctuations are often not related to our financial results. For the twelve months ended December 31, 2025, the 52-week range of the market price of our stock was from $6.00 to $11.31 per share. The following factors, in addition to other risk factors described in this section, may have, and in some cases have had, a significant impact on the market price of our common stock:

- announcements of technological innovations or new products by us or our competitors;
- developments or disputes concerning patents or proprietary rights;
- additional dilution through sales or issuances of our common stock or other derivative securities;
- status of new or existing licensing or collaborative agreements and government contracts;
- announcements relating to the status of our programs;
- us or our partners achieving or failing to achieve development milestones;

- publicity regarding actual or potential medical results relating to products under development by us or our competitors;
- publicity regarding certain public health concerns for which we are or may be developing treatments;
- regulatory developments in both the United States and foreign countries;
- public concern as to the safety of pharmaceutical products;
- actual or anticipated fluctuations in our operating results;
- changes in financial estimates or recommendations by securities analysts and the comparison of such estimates to our actual results;
- online automated financial platforms' treatment or classification of our financial information;
- changes in our public guidance;
- changes in the structure of healthcare payment systems, including developments in price control legislation;
- announcements by us or our competitors of significant acquisitions (such as the Merger), strategic partnerships, divestitures (such as the transaction with Neopharmed), joint ventures, capital commitments or other monetization transactions;
- additions or departures of key personnel or members of our Board of Directors;
- purchases or sales of substantial amounts of our stock by existing stockholders, including officers or directors;
- economic and other external factors or other disasters or crises; and
- period-to-period fluctuations in our financial results.

This volatility could cause the value of an investment in our common stock to decline significantly. In addition, companies that have experienced volatility in the market price of their stock in the past have been subject to securities class action litigation. Securities litigation, and any other type of litigation, brought against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business and adversely affect our results of operations.

If we fail to maintain effective internal control over financial reporting, we may not be able to produce accurate and timely financial statements, which may adversely affect investor confidence in us and our financial reporting, adversely affect our business and operating results and negatively impact the trading price of our common stock.

As a public company, we are required to maintain effective internal control over financial reporting (as described in "*Controls and Procedures*" in Part II, Item 9A of this report), and effective disclosure controls and procedures. If we identify one or more material weaknesses in our internal control over financial reporting, we will not be able to assert that our internal controls and procedures are effective. A material weakness, as defined in Rule 12b-2 under the Exchange Act, is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. In 2023, we identified and timely reported two material weaknesses in our internal control over financial reporting, which management determined to be subsequently remediated as of December 31, 2023 and September 30, 2024, respectively.

Although we believe the financial statements included in this report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with U.S. GAAP, any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If our internal control over financial reporting is not effective, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

Future sales and issuances of securities may dilute the ownership interests of our current stockholders and cause our stock price to decline.

Future sales of our common stock by us or our current stockholders into the public market could cause the market price of our stock to fall. As of December 31, 2025, there were 213,059,576 shares of our common stock outstanding. We may from time to time issue securities in relation to a license arrangement, collaboration, merger or acquisition. See, for example, *"Risk Factors — Risks Relating to Our Business — Risks Relating to the Merger — Issuance of shares of our common stock in connection with the Merger may adversely affect the market price of our common stock."* We may also sell, for our own account, shares of common stock or other equity securities, from time to time at prices and on terms to be determined at the time of sale.

As of December 31, 2025, there were 49,805,077 stock options and restricted stock units outstanding and 6,852,136 shares available for issuance under our Amended and Restated Stock Incentive Plan, 5,705,339 stock options and restricted stock units outstanding and 1,459,895 shares available for issuance under our Amended and Restated Inducement Equity Incentive Plan, and 4,674,237 shares available for issuance under our Amended and Restated Employee Stock Purchase Plan. In addition, we could also make equity grants outside of our Amended and Restated Stock Incentive Plan or Amended and Restated Inducement Equity Incentive Plan. The shares underlying existing stock options, restricted stock units and possible future stock options, stock appreciation rights, restricted stock units and stock awards have been, or will be, registered pursuant to registration statements on Form S-8.

If some or all of such shares are sold or otherwise issued into the public market over a short period of time, our current stockholders' ownership interests may be diluted and the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then-current market prices. Additionally, such sales and issuances may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

We have anti-takeover provisions in our corporate charter documents that may result in outcomes with which you do not agree.

Our Board of Directors has the authority to issue up to 5,000,000 shares of undesignated preferred stock and to determine the rights, preferences, privileges and restrictions of those shares without further vote or action by our stockholders. The rights of the holders of any preferred stock that may be issued in the future may adversely affect the rights of the holders of common stock. The issuance of preferred stock could make it more difficult for third parties to acquire a majority of our outstanding voting stock.

In addition, our Certificate of Incorporation provides for staggered terms for the members of the Board of Directors and supermajority approval of the removal of any member of the Board of Directors and prevents our stockholders from acting by written consent. Our Certificate of Incorporation also requires supermajority approval of any amendment of these provisions. These provisions and other provisions of our Amended and Restated By-Laws and of Delaware law applicable to us could delay or make more difficult a merger, tender offer or proxy contest involving us.

We have never paid dividends on our common stock and do not anticipate doing so in the foreseeable future.

We have never paid cash dividends on our stock. We currently intend to retain all future earnings, if any, for use in the operation of our business. Accordingly, we do not anticipate paying cash dividends on our common stock in the foreseeable future.

Our Amended and Restated By-Laws provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which may limit a stockholder's ability to obtain a favorable judicial forum for such disputes with us or our directors, officers or employees.

Our Amended and Restated By-Laws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents arising out of or relating to any provision of the General Corporation Law of Delaware or our Certificate of Incorporation or Amended and Restated By-Laws, or (iv) any action against us or any of our directors, officers, stockholders, employees or agents governed by the internal affairs doctrine of the State of Delaware. This exclusive forum provision does not apply to establish the Delaware Court of Chancery as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.

This exclusive forum provision may limit a stockholder's ability to choose its preferred judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage the filing of lawsuits with respect to such claims. If a court were to find this exclusive forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in another jurisdiction, which could adversely affect our business and financial condition.

General Risk Factors

Natural disasters, epidemic or pandemic disease outbreaks, trade wars, armed conflicts, political unrest or other events could disrupt our business or operations or those of our development partners, manufacturers, regulators or other third parties with whom we conduct business now or in the future.

A wide variety of events beyond our control, such as natural disasters (including as a result of climate change), epidemic or pandemic disease outbreaks (such as the COVID-19 pandemic), trade wars, armed conflict, political unrest, government shutdowns, instability in connection with changes in the presidential administration in the United States, or other events could disrupt our business or operations or those of our development partners, manufacturers, regulatory authorities, or other third parties with whom we conduct business. These events may cause businesses and government agencies to be shut down, supply chains or trade to be interrupted, slowed, or rendered inoperable, and individuals to become ill, quarantined, or otherwise unable to work and/or travel due to health reasons or governmental restrictions. If our operations or those of third parties with whom we conduct business are impaired or curtailed as a result of these events, the development and commercialization of our products and product candidates could be impaired or halted, which could have a material adverse impact on our business. See, for example, "*Risk Factors—Risks Relating to Our Business—Other Operational Risks—Our business, operations, clinical development or commercialization plans and timelines, and access to capital could be adversely affected by unpredictable and unstable market and economic conditions.*" In addition, other events, such as the Ukraine-Russia and Middle East conflicts, or rising tensions between China and Taiwan, could adversely impact our business. For example, the conflicts could lead to sanctions, embargoes, supply shortages, regional instability, geopolitical shifts, cyber-attacks, other retaliatory actions, and adverse effects on macroeconomic conditions, currency exchange rates, and financial markets, which could adversely impact our operations and financial results, as well as those of third parties with whom we conduct business.

We are subject to legal proceedings, which could harm our reputation or result in other losses or unexpected expenditure of time and resources.

From time to time, we may be involved in disputes, including, without limitation, disputes with our employees, collaborative partners, and third-party vendors. We may be called upon to initiate legal proceedings or to defend ourselves in such legal proceedings relating to our relationships with these parties, our decisions and actions or omissions with respect thereto, and our business. In addition, if our stock price is volatile, we may become involved in securities class action lawsuits in the future. Due to the inherent uncertainties in legal proceedings, we cannot accurately predict the ultimate outcome of any such proceeding. An unfavorable outcome in any such proceeding could have an adverse impact on our business, financial condition and results of operations. Any current or future dispute resolution or legal proceeding, regardless of the merits of any such proceeding, could harm our reputation and result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 1C. *CYBERSECURITY*

We maintain a cybersecurity program that is reasonably designed to assess, identify, and manage risks from cybersecurity threats that may result in material adverse effects on the confidentiality, integrity, and availability of our information systems.

Governance

Board of Directors

Our Board of Directors, directly and through its committees, oversees the Company's risk management function. The Board of Directors has delegated the primary responsibility to oversee cybersecurity matters to the Audit Committee. The Audit Committee reviews the measures implemented by the Company to identify and mitigate data protection and cybersecurity risks. As part of such reviews, the Audit Committee regularly receives reports and presentations from members of our Cybersecurity Steering Committee as appropriate, with a minimum frequency of once per year. These reports and presentations address a wide range of topics including recent developments, status of ongoing and planned cybersecurity initiatives and strategies, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, security spend, technological trends and information security considerations arising with respect to the Company's peers and third parties. The Audit Committee reports to the Board of Directors on data protection and cybersecurity matters. We have protocols by which certain cybersecurity incidents are escalated within the Company and, where appropriate, reported to the Audit Committee, as well as ongoing updates regarding any such incident until it has been addressed.

Management

At the management level, the Chief Financial Officer, Chief Legal Officer and the Chief Data Innovation Officer attend meetings of the Company's Cybersecurity Steering Committee (discussed further below) to receive reports on ongoing cybersecurity matters. This ensures that management is involved in an ongoing dialogue regarding the Company's material risks from cybersecurity threats. In addition, members of the Cybersecurity Steering Committee provide updates on the Company's cybersecurity control and risk posture and the status of ongoing and planned cybersecurity initiatives and strategies to the Company's senior management team on an annual basis.

Cybersecurity Steering Committee

The Company has implemented a broad spectrum cross-functional approach to assessing, identifying, and managing risks from cybersecurity threats. Our Cybersecurity Steering Committee has broad oversight of the Company's cybersecurity risk management processes. The Cybersecurity Steering Committee is composed of the Company's Chief Financial Officer, Chief Legal Officer, Chief Data Innovation Officer, Senior Vice President, Information Technology, senior cybersecurity professionals, members of the finance and legal departments, and other individuals invited as appropriate on an ad hoc basis. On at least a quarterly basis, the Cybersecurity Steering Committee meets to discuss recent cybersecurity events or threats, status of ongoing and planned cybersecurity initiatives and strategies, external cybersecurity trends, and risk management measures implemented by the Company to identify and mitigate data protection and cybersecurity risks, among other topics. In addition to the scheduled meetings, the Cybersecurity Steering Committee is informed of potentially material cybersecurity events as they arise.

Within the Cybersecurity Steering Committee, our Executive Director, IT Risk Management and Strategy and our Senior Manager, Security Engineering are primarily responsible for assessing, monitoring, and managing our cybersecurity risks. Our Executive Director, IT Risk Management and Strategy has over a decade of relevant cybersecurity experience and reports to the Senior Vice President, Information Technology, who is managed by the Chief Data Innovation Officer. He served as a Senior Manager cybersecurity consultant for one of the Big Four accounting firms for several years and as the Information Security Officer of a financial services company. He holds an M.S. degree in cybersecurity, is a graduate instructional assistant in information security, and a Certified Information Systems Security Professional ("CISSP"). He leads the Company's information security program and sets the strategic direction for, and establishes and governs the structure of, the program.

Our Senior Manager, Security Engineering is managed by the Company's Executive Director, IT Risk Management and Strategy. He is the former Cloud Security Officer for IBM and has over 40 years of experience in information security and data privacy and has CISSP and Cisco Certified Network Associate (CCNA) certifications. He implements and oversees processes for the regular monitoring of our information systems and detection of cybersecurity vulnerabilities.

The Cybersecurity Steering Committee also works closely with members of the legal department to oversee compliance with legal and regulatory security requirements. In addition, the Cybersecurity Steering Committee has implemented controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner.

Risk Management and Strategy

Cybersecurity Program

The Company's cybersecurity program leverages the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) for governance and program management and refers to the Center for Internet Security (CIS) guidelines when reviewing the Company's security controls posture. The Company uses certain advanced security measures, regular system audits, third party monitoring tools, and ongoing intelligence gathering on the latest developments in cybersecurity to identify, assess, and manage potential vulnerabilities and risks. In addition, the Company engages third parties to assist with assessing, identifying and managing material risks from cybersecurity threats. Once the relevant material risks have been identified, the Company implements controls and processes to help manage these risks, including conducting tabletop exercises to simulate response to a cybersecurity incident, regular testing (e.g., penetration tests, vulnerability scanning) and control gap analyses and assessments designed to confirm appropriate security controls are in place and are maintaining functionality in accordance with the established policies.

We also employ systems and processes designed to oversee, identify, and reduce the potential impact of cybersecurity threats associated with any third-party vendor, service provider or customer or otherwise implicating the third-party technology and systems we use.

Our cybersecurity program is integrated into the Company's overall risk management framework to help identify, assess, educate, and manage the Company's cybersecurity risk. Our Board of Directors and the Audit Committee, in its role assisting the Board of Directors in its oversight of the Company's risk management function, consider cybersecurity threat risks alongside other Company risks as part of our overall risk assessment.

Incident Response

The Company has adopted a technology incident response plan (IRP) applicable to all Company employees and contractors, which sets forth the process for responding to and documenting data and information technology-related incidents such as security breaches, system failures, data loss, and service interruption. The IRP provides a standardized framework for investigating, containing, documenting and mitigating cybersecurity incidents, including reporting findings and keeping senior management and other key stakeholders informed and involved as appropriate. The Company's employees are required to review the IRP and undergo additional cybersecurity training on a regular basis.

Material Cybersecurity Risk, Threats & Incidents

As detailed elsewhere in this report, we rely on information technology systems and third-party providers to operate our business. Despite ongoing efforts to continually improve our and our third-party providers' ability to protect against cyber incidents, our networks and infrastructure may be vulnerable to cyberattacks or intrusions, which could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information or a loss of confidence in our data security measures, among other consequences. While we have not experienced any material cybersecurity threats or incidents, there can be no guarantee that we will not be the subject of future successful attacks, threats, or incidents. See "*Risk Factors—Risks Relating to Our Business—Risks Relating to Technology—Cyber incidents and related disruptions in our or our third-party vendors' information technology systems could adversely affect our business*" in Part I, Item IA of this report for additional information on cybersecurity risks we face, which should be read together with the foregoing information.

ITEM 2.   *PROPERTIES*

We lease property in Durham, North Carolina, Birmingham, Alabama, and Boston, Massachusetts, as well as certain immaterial locations outside of the United States. Our headquarters, including our clinical and regulatory operations are based in Durham, while our principal research facility is located in Birmingham. We currently lease approximately 23,100 square feet in Durham through leases expiring June 30, 2029 and May 31, 2033, and we lease approximately 49,000 square feet in Birmingham through July 31, 2030, with options for additional extensions. In addition, we lease approximately 30,110 square feet in Boston, Massachusetts in connection with our acquisition of Astria under a lease that is scheduled to end on November 30, 2028.

ITEM 3.   *LEGAL PROCEEDINGS*

In January 2025, the Company received a Paragraph IV notice of certification (the "First Notice Letter") from Annora Pharma Private Limited ("Annora") regarding U.S. Patent Nos. 10,662,160; 11,117,867; and 11,618,733. In January 2026, the Company received an additional Paragraph IV notice of certification (the "Second Notice Letter" and, together with the First Notice Letter, the "Notice Letters") from Annora regarding U.S. Patent No. 12,344,585. The Notice Letters advise that Annora has submitted an ANDA to the FDA seeking approval to manufacture, use or sell a generic version of ORLADEYO in the United States prior to the expiration of four patents listed in the FDA's Orange Book: U.S. Patent Nos. 10,662,160; 11,117,867; 11,618,733; and 12,344,585 (the "Challenged Patents"). The Notice Letters allege that the Challenged Patents, which expire in 2039, are invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of the generic product described in Annora's ANDA. The Notice Letters do not challenge the following six ORLADEYO Orange Book patents that expire in 2035: U.S. Patent Nos. 10,125,102; 10,329,260; 10,689,346; 11,230,530; 11,708,333; and 12,116,346.

On March 10, 2025 (as supplemented by the First Amended Complaint filed in December 2025), the Company filed a patent infringement lawsuit in the United States District Court for the District of Delaware against Annora, Hetero Labs Limited, Hetero USA, Inc., and Camber Pharmaceuticals, Inc. (collectively, the "Defendants"), asserting infringement of the Challenged Patents arising from Annora's ANDA filing with the FDA. The Company is seeking, among other remedies, equitable relief enjoining the Defendants from infringing the Challenged Patents, as well as an order that the effective date of any FDA approval of the ANDA would be a date no earlier than the expiration of the Challenged Patents (including any regulatory extensions). While the Company intends to vigorously defend its intellectual property rights protecting ORLADEYO, this matter is in the early stages of litigation and no assessment can be made as to the likely outcome of this matter or whether it will be material to the Company. Accordingly, an estimate of the potential loss, or range of loss, if any, to the Company relating to this matter is not possible at this time.

ITEM 4. *MINE SAFETY DISCLOSURES*

Not applicable.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock trades on the Nasdaq Global Select Market under the symbol BCRX.

Holders

As of February 20, 2026, there were approximately 162 holders of record of our common stock.

Dividends

We have never paid cash dividends and do not anticipate paying cash dividends in the foreseeable future.

Stock Performance Graph

This performance graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. The stock price performance shown on the graph is not necessarily indicative of future price performance.

PERFORMANCE GRAPH FOR BIOCRYST

Indexed Comparison Since 2020



	Investment at 12/31/20	Investment at 12/31/21	Investment at 12/31/22	Investment at 12/31/23	Investment at 12/31/24	Investment at 12/31/25
BioCryst Pharmaceuticals, Inc.	$ 100.00	$ 185.91	$ 154.09	$ 80.40	$ 100.94	$ 104.70
Nasdaq Stock Market (United States)	100.00	125.89	101.05	127.76	159.03	186.96
Nasdaq Pharmaceutical Stocks	100.00	124.39	138.51	143.88	156.19	200.89

The above graph measures the change in a $100 investment in our common stock based on its closing price of $7.45 on December 31, 2020 and its year-end closing price thereafter. Our relative performance is then compared with the CRSP Total Return Indexes for the Nasdaq Stock Market (United States) and Nasdaq Pharmaceutical Stocks.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

There were no repurchases of our common stock during the fourth quarter of 2025.

ITEM 6.   *RESERVED*

ITEM 7.   *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand our results of operations and financial condition. This MD&A is provided as a supplement to, and should be read in conjunction with, our audited financial statements and the accompanying notes to the financial statements and other disclosures included in this report (including the "Cautionary Note Regarding Forward-Looking Statements" at the beginning of this report and the "Risk Factors" section in Part I, Item 1A of this report).

Overview

We are a global biotechnology company focused on developing and commercializing medicines for hereditary angioedema ("HAE") and other rare diseases, driven by our deep commitment to improving the lives of people living with these conditions. We have built a robust commercial infrastructure to support the successful commercialization of ORLADEYO, an oral, once-daily therapy discovered and developed internally for the prevention of HAE attacks. Our business strategy includes leveraging this established commercial platform to successfully commercialize a pipeline of potential first-in-class or best-in-class oral small molecule and injectable protein therapeutics targeting a range of rare diseases. These programs are being pursued through both internal discovery efforts and strategic business development. By utilizing our existing commercial capabilities and focusing on rare disease markets, we believe that we can more effectively optimize our costs and strategically allocate resources to support long-term, sustainable growth.

Products and Product Candidates

ORLADEYO® (berotralstat)

ORLADEYO is an oral, once-daily therapy discovered and developed by us for the prevention of HAE attacks. A capsule formulation of ORLADEYO is approved in the United States and other global markets for the prevention of HAE attacks in adults and pediatric patients 12 years and older. In addition, in December 2025, the FDA approved an oral pellet formulation of once-daily ORLADEYO for prophylactic therapy in pediatric patients with HAE aged 2 to <12 years.

Based on proprietary analyses of HAE prevalence and market research studies with HAE patients, physicians, and payors in the United States and Europe, and five full years of commercialization experience with ORLADEYO, we anticipate that the global commercial market for ORLADEYO has the potential to reach a global peak of $1 billion in annual net ORLADEYO revenues. Based on our commercialization experience with ORLADEYO, we believe there is a seasonal impact to our business in the first quarter of each year due to typical first quarter requirements from payors for prescription reauthorization of specialty products, like ORLADEYO, that can temporarily move patients from paid drug to free product. These expectations are subject to numerous risks and uncertainties that may cause our actual results, performance, or achievements to be materially different. There can be no assurance that our commercialization methods and strategies will succeed, or that the market for ORLADEYO will develop in line with our current expectations. See "*Risk Factors—Risks Relating to Our Business—Risks Relating to Product Development and Commercialization—There can be no assurance that our or our partners' commercialization efforts, methods, and strategies for our products or technologies will succeed, and our future revenue generation is uncertain*" in Part I, Item 1A of this report for further discussion of these risks.

Revenue from sales of ORLADEYO in 2025, which was our fifth full year of ORLADEYO sales, is discussed under "*Results of Operations*" in this MD&A. Revenue from sales of ORLADEYO in future periods is subject to uncertainties and will depend on several factors, including, but not limited to the success of our and our partners' commercialization efforts in the United States and elsewhere, the number of new patients switching to ORLADEYO, patient retention and demand, the number of physicians prescribing ORLADEYO, the rate of monthly prescriptions, reimbursement from third-party and government payors, the number of patients receiving free product, our pricing strategy, and market trends. We monitor and analyze this data on an ongoing basis as we continue to commercialize ORLADEYO and adjust our forecasts accordingly.

Navenibart (STAR-0215)

On January 23, 2026 (the "Closing Date"), we completed the previously announced Merger (as defined below) with Astria (as defined below). Pursuant to the Merger, on the Closing Date, we acquired Astria's lead product candidate navenibart, an injectable monoclonal antibody designed to inhibit plasma kallikrein for the treatment of HAE. Navenibart is currently in Phase 3 clinical development, and the FDA has granted Fast Track and Orphan Drug designations to navenibart for the treatment of HAE. In addition, the European Commission has granted Orphan Medicinal Product Designation to navenibart for the treatment of HAE. The goal for navenibart is to develop a potentially best-in-class injectable prophylactic therapy with a differentiated every 3- and 6-month administration schedule, which could offer significant improvements over existing injectable options and address key unmet needs in the HAE patient community.

BCX17725 (Netherton syndrome)

BCX17725 is a potent and selective investigational protein therapeutic KLK5 inhibitor designed to provide best-in-class, potentially disease-modifying, treatment for people with Netherton syndrome. Netherton syndrome is a serious, rare, lifelong genetic disorder causing disruption of the skin barrier with premature separation of the skin layers, chronic inflammation and vulnerability to serious infections, caused by lack of normal function of a natural inhibitor of KLK5. People with Netherton syndrome often have itchy, red, scaly, inflamed skin, fragile hair, and are more likely to develop severe food allergies, asthma and eczema. Netherton syndrome can be life-threatening, especially during infancy when patients are vulnerable to dehydration and recurrent infections. Currently, there are no approved treatments that target the underlying cause of Netherton syndrome. BCX17725 is designed to replace missing functions of the natural KLK5 inhibitor, which could restore the normal skin barrier and result in improved skin function, including protection from severe inflammatory and infectious complications of the disease.

Avoralstat

Avoralstat, an investigational plasma kallikrein inhibitor, is designed to treat patients with diabetic macular edema ("DME") through the delivery of avoralstat to the back of the eye through the suprachoroidal space. DME is an important cause of vision loss in diabetes and is due to leakage of fluid from the blood vessels in the retina. While current treatments focus on vascular endothelial growth factor ("VEGF") inhibition, DME can develop from other mechanisms, such as the kallikrein-bradykinin pathway. This is supported by observations that many DME patients have an incomplete response to intravitreal anti-VEGF therapies that are administered every four to eight weeks. Avoralstat targets the kallikrein-bradykinin system on the retinal vascular endothelial cells and may result in less vascular leakage and less edema. Avoralstat, delivered to the suprachoroidal space, is designed to provide long-lasting exposure to the retinal vessels, which could result in less frequent injections and a reduced burden on patients and the healthcare system. We plan to seek a strategic partner for development of avoralstat beyond phase 1.

STAR-0310

Pursuant to the Merger, on the Closing Date, we acquired STAR-0310, which is a monoclonal antibody OX40 antagonist that incorporates YTE half-life extension technology for the treatment of atopic dermatitis ("AD") and potentially other indications. STAR-0310 was designed as a potentially best-in-class, long-acting OX40 inhibitor with the goal of addressing the need for a safe, effective, and infrequently administered AD treatment. AD is an immune disorder associated with loss of skin barrier function and itching and is caused by diverse mechanisms, spanning the spectrum of T cell-driven pathology. STAR-0310 is currently in a Phase 1a trial to assess the safety, tolerability, pharmacokinetics, and immunogenicity of STAR-0310 in healthy subjects. We plan to seek strategic alternatives for this asset.

RAPIVAB®/RAPIACTA®/PERAMIFLU® (peramivir injection)

RAPIVAB (peramivir injection) is approved in the United States for the treatment of acute uncomplicated influenza for patients six months and older. Peramivir injection is also approved in Canada (RAPIVAB), Australia (RAPIVAB), Japan (RAPIACTA), Taiwan (RAPIACTA), and Korea (PERAMIFLU).

Revenues and Expenses

Our revenues are difficult to predict and depend on several factors, including those discussed in the "*Risk Factors*" section in Part I, Item 1A of this report. For example, our revenues depend, in part, on regulatory approval decisions for our products and product candidates, the effectiveness of our and our collaborative partners' commercialization efforts, market acceptance of our products, particularly ORLADEYO, and the resources dedicated to our products and product candidates by us and our collaborative partners, as well as entering into or modifying licensing agreements for our product candidates. Furthermore, revenues related to our collaborative development activities are dependent upon the progress toward, and the achievement of, developmental milestones by us or our collaborative partners.

Our operating expenses are also difficult to predict and depend primarily on research and development activities, including clinical research activities and the ongoing requirements of our development programs, as well as the costs of commercialization, drug manufacturing, direction from regulatory agencies, and the factors discussed in the "*Risk Factors*" section in Part I, Item 1A of this report. Management may be able to control the timing and level of research and development and selling, general and administrative expenses, but many of these expenditures will occur irrespective of our actions due to contractually committed activities and/or payments.

As a result of these factors, we believe that period-to-period comparisons are not necessarily meaningful, and you should not rely on them as an indication of future performance. Due to the foregoing factors, it is possible that our operating results will be below the expectations of market analysts and investors. In such event, the prevailing market price of our common stock could be materially adversely affected.

Recent Developments

ORLADEYO (berotralstat)

On November 6, 2025, we announced new data demonstrating the early and negative psychosocial impact of HAE and resulting emergency department and hospital visits on pediatric patients and their caregivers, as well as new one-year data from the ongoing APeX-P clinical trial showing early and sustained reductions in monthly attack rates over one year in pediatric patients with HAE aged 2 to <12 years treated with once-daily ORLADEYO.

On December 12, 2025, we announced that the FDA approved our new drug application ("NDA") for the use of an oral pellet formulation of once-daily ORLADEYO for prophylactic therapy in pediatric patients with HAE aged 2 to <12 years. ORLADEYO is the first and only targeted oral prophylactic therapy for children with HAE aged 2 to <12 years. We also filed an application for the use of ORLADEYO oral pellets in patients with HAE aged 2 to <12 years with the European Medicines Agency and the Japan Pharmaceutical and Medical Devices Agency, and additional regulatory filings are planned in other global territories.

Navenibart (STAR-0215)

On February 26, 2026, we announced that new positive, interim results from the long-term, open-label ALPHA-SOLAR trial show sustained, robust HAE attack suppression with navenibart administered every three and six months.

BCX17725 (Netherton syndrome)

On February 26, 2026, we announced that we expect to report data from the clinical trial of BCX17725 for the treatment of Netherton syndrome in up to 12 patients by the end of 2026.

Avoralstat

On November 3, 2025, we announced that we plan to seek a strategic partner for development of avoralstat beyond phase 1.

Neopharmed Gentili S.p.A. Transaction

As previously disclosed, on June 27, 2025, we entered into a stock purchase agreement (the "Stock Purchase Agreement") with BioCryst Ireland Limited ("BioCryst Ireland"), a private limited company incorporated under the laws of Ireland and a wholly owned subsidiary of the Company, and Neopharmed Gentili S.p.A., a corporation organized under the laws of Italy ("Neopharmed"). On October 1, 2025 (the "Closing"), under the terms of the Stock Purchase Agreement, we sold to Neopharmed all of our equity interests in BioCryst Ireland, which, together with its subsidiaries, holds certain assets, rights, and employees related to our European ORLADEYO business. At the Closing, we received total cash proceeds of $254.5 million, comprised of the purchase price of $250.0 million and customary purchase price adjustments of $4.5 million as set forth in the Stock Purchase Agreement. In addition, Neopharmed has agreed to pay us up to $14.0 million if certain revenue milestones are achieved prior to December 31, 2032. In connection with the Closing, Neopharmed also paid a $15.0 million royalty release fee to RPI 2019 Intermediate Finance Trust. See "*Note 2—Divestiture of BioCryst Ireland Limited*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for additional information about the sale of the European ORLADEYO business.

Pharmakon Loan Agreement

On October 8, 2025, we used a portion of the proceeds from the sale of the European ORLADEYO business to pay off in full the outstanding principal balance of $198.7 million and terminate the Pharmakon Loan Agreement (as defined below).

Astria Therapeutics, Inc. Merger

On October 14, 2025, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and Astria Therapeutics, Inc., a Delaware corporation ("Astria"). Pursuant to the Merger Agreement, on the Closing Date, Merger Sub merged with and into Astria, with Astria surviving as a wholly owned subsidiary of the Company (the "Merger").

Under the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Astria common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (excluding shares held by BioCryst, Astria or their wholly owned subsidiaries or dissenting stockholders) was converted into the right to receive (i) 0.59 of a share of the Company's common stock (and, if applicable, cash in lieu of fractional shares), and (ii) $8.55 in cash, without interest, subject to certain adjustments and applicable withholding taxes. Holders of Astria's Series X Convertible Preferred Stock, warrants, and certain options were treated as set forth in the Merger Agreement.

Blackstone Loan Agreement

On the Closing Date, we also entered into a Loan Agreement (the "Blackstone Loan Agreement") with Blackstone Alternative Credit Advisors LP and Blackstone Life Sciences Advisors L.L.C., (together, "Blackstone"), as the Blackstone representatives thereunder, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Wilmington Trust, National Association, as agent, pursuant to which the lenders funded initial term loans in the aggregate principal amount of $400.0 million (the "Term Loans"). Subject to the mutual agreement between the Company,

Blackstone and the lenders, we may request additional term loans up to an aggregate principal amount not exceeding $150.0 million. Our obligations under the Blackstone Loan Agreement are secured by a security interest in, subject to certain exceptions, substantially all of our and our subsidiaries' assets. We used the proceeds from the Term Loans (i) to pay the cash portion of the consideration required to consummate the Merger and pay other expenses related to the Merger and (ii) to pay the fees, premiums, expenses and other transaction costs incurred in connection with the transactions related to the Merger and the Loan Agreement. The maturity date of the Term Loans under the Loan Agreement is January 23, 2031, the fifth anniversary of the Closing Date. See "*Note 21—Subsequent Events*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for additional information about the Blackstone Loan Agreement.

Results of Operations

The discussion below presents a summary of our results of operations for fiscal years 2025 and 2024. See Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations*" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 25, 2025, for a summary of our results of operations for the fiscal year ended December 31, 2023.

Year Ended December 31, 2025 Compared to 2024

Revenues

The following table summarizes our revenues for the periods indicated (in thousands):

	Years Ended December 31,	
	2025	**2024**
ORLADEYO:		
U.S.	$ 548,779	$ 385,961
Rest of world	14,402	8,569
European ORLADEYO business	38,658	43,130
Total ORLADEYO	601,839	437,660
License revenue	243,980	—
Other revenues	29,018	13,052
Total revenues	$ 874,837	$ 450,712

Total revenues increased to $874.8 million for the year ended December 31, 2025 compared to $450.7 million for the year ended December 31, 2024. The $424.1 million increase in total revenues was primarily driven by the following:

- $244.0 million increase in license revenue primarily comprised of $243.3 million related to the license of intellectual property to Neopharmed;

- $168.7 million increase in ORLADEYO revenue, excluding revenues associated with our European ORLADEYO business, primarily due to an increase in volume of direct sales of ORLADEYO, which was driven by strong patient demand, an increase in price, and an increase in the rate of paid shipments; and

- $16.0 million increase in other revenue primarily attributed to an increase in direct sales of peramivir.

These increases were partially offset by a $4.5 million decrease in revenues associated with our European ORLADEYO business due to the sale of our European ORLADEYO business to Neopharmed on October 1, 2025.

Cost of product sales

The following table summarizes our cost of product sales for the periods indicated (in thousands):

	Years Ended December 31,	
	2025	**2024**
Cost of product sales	$ 16,610	$ 9,390
European ORLADEYO business	2,465	2,879
Total cost of product sales	$ 19,075	$ 12,269

Cost of product sales increased to $19.1 million for the year ended December 31, 2025 compared to $12.3 million for the year ended December 31, 2024. The increase in cost of product sales was primarily due to the increase in peramivir direct sales.

Research and development expenses

Research and development expenses include all direct and indirect expenses relating to research and development activities. Direct expenses consist of compensation for research and development personnel and costs of outside parties to conduct laboratory studies, develop manufacturing processes and manufacture the product candidates, and conduct and manage clinical trials, as well as other costs related to our clinical and preclinical studies. Additionally, direct expenses consist of those costs necessary to discontinue and close out a development program, including termination fees and other commitments. Indirect expenses consist of lab supplies and services, facility expenses, depreciation of development equipment and other overhead of our research and development efforts. Research and development expenses vary according to the number of programs in clinical development and the stage of development of our clinical programs. Later stage clinical programs tend to cost more than earlier stage programs due to the longer length of time of the clinical trials and the higher number of patients enrolled in these clinical trials.

We do not maintain or evaluate internal research and development costs on a program-by-program basis. As a result, a significant portion of our research and development expenses are not tracked on a program-by-program basis as the costs may benefit multiple programs. Beginning in the year ended December 31, 2025, we no longer allocate non-program specific external costs or internal costs to programs. These costs are separately presented on the respective line items listed below. Research and development expenses have been reclassified for the year ended December 31, 2024 for comparability. There is no impact on total research and development expenses.

The following table summarizes our research and development expenses, including program specific costs and shared or indirect operating costs recognized as research and development expenses for the periods indicated (in thousands):

	Years Ended December 31,	
	2025	**2024**
Berotralstat	$ 11,171	$ 10,301
BCX17725	17,304	12,388
Avoralstat	9,497	7,547
Factor D Program	456	8,534
Research, discovery and preclinical programs	17,677	12,733
Compensation and related personnel costs	51,015	57,094
Stock-based compensation	29,510	31,285
Other non-program specific and indirect costs	27,957	32,033
European ORLADEYO business (excluding stock-based compensation)	1,539	2,723
Total research and development expenses	$ 166,126	$ 174,638

Research and development expenses decreased to $166.1 million for the year ended December 31, 2025 from $174.6 million for the year ended December 31, 2024. The decrease was primarily driven by the following:

- $8.1 million decrease in Factor D Program due to the discontinuation and close-out of the program in 2024;

- $6.1 million decrease in compensation and related personnel costs primarily attributed to a decrease in research and development related headcount net of $2.0 million of expense associated with our December 2025 workforce reduction;

- $4.1 million decrease in other non-program specific and indirect costs primarily attributed to a decrease in the general and administrative expense allocation due to our commercial progression;

- $1.8 million decrease in stock-based compensation expense primarily due to the acceleration of stock-based compensation expense upon adoption of the Retirement Policy (as defined in "*Note 13—Stock-Based Compensation*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report) in July 2024 and a decrease in research and development related headcount, partially offset by an increase in restricted stock unit awards granted; and

- $1.2 million decrease in research and development expenses associated with our European ORLADEYO business (excluding stock-based compensation) due to the sale of our European ORLADEYO business to Neopharmed on October 1, 2025.

These decreases were partially offset by the following:

- $4.9 million increase in BCX17725 primarily due to an increase in manufacturing and clinical operations as we enroll our phase 1 trial in healthy volunteers and patients;

- $4.9 million increase in research, discovery and preclinical programs due to investigational new drug application-enabling activities related to our early-phase pipeline programs;

- $2.0 million increase in avoralstat due to an increase in manufacturing and clinical startup activities; and

- $0.9 million increase in berotralstat primarily attributed to an increase in manufacturing and other costs to support FDA approval in pediatric patients.

Selling, general, and administrative expenses

Sales and marketing expenses include compensation, benefits, and related costs associated with sales and marketing personnel, safety, regulatory, manufacturing, and distribution activities related to marketed products, market research, marketing, medical affairs, market access, and advertising costs. General and administrative expenses include compensation, benefits, and related costs associated with general and administrative personnel, quality activities related to marketed products, finance, human resources, information technology, legal expenses, licenses and other administrative costs, including transaction-related costs.

The following table summarizes our selling, general, and administrative expenses for the periods indicated (in thousands):

| | Years Ended December 31, | |
	2025	2024
Sales and marketing (excluding stock-based compensation)	$ 146,590	$ 116,914
General and administrative (excluding stock-based compensation)	107,917	70,055
European ORLADEYO business (excluding stock-based compensation)	38,584	45,251
Stock-based compensation	55,556	34,128
Total selling, general, and administrative expenses	$ 348,647	$ 266,348

Sales and marketing expenses (excluding stock-based compensation) increased to $146.6 million for the year ended December 31, 2025 from $116.9 million for the year ended December 31, 2024. The increase was primarily driven by the following:

- $4.9 million increase in manufacturing related costs, including $3.9 million of process development costs;

- $4.9 million increase in compensation and related personnel costs due to the transition of certain regulatory, safety, and manufacturing support roles from research and development to sales and marketing in connection with ORLADEYO's continued commercial progression;

- $4.7 million increase in compensation and related personnel costs primarily due to compensation increases as a result of strong performance and annual merit increases;

- $2.8 million increase in distribution related costs primarily attributed to increased ORLADEYO sales;

- $1.8 million of expense associated with our December 2025 workforce reduction;

- $0.7 million of transaction-related costs; and

- $11.1 million increase in other sales and marketing expenses, primarily related to costs to support the launch of ORLADEYO in pediatric patients and ORLADEYO commercial growth.

General and administrative expenses (excluding stock-based compensation) increased to $107.9 million for the year ended December 31, 2025 from $70.1 million for the year ended December 31, 2024. The increase was primarily driven by the following:

- $20.4 million of transaction-related costs associated with the sale of our European ORLADEYO business to Neopharmed and the Merger with Astria;

- $11.2 million increase in compensation and related personnel costs primarily due to an increase in compensation and average general and administrative headcount, including $4.4 million due to the transition of certain quality support roles from research and development to general and administrative in connection with ORLADEYO's continued commercial progression;

- $3.8 million increase due to a change in the allocation of general and administrative expenses to research and development expenses; and

- $2.5 million of expense associated with our December 2025 workforce reduction.

Expenses associated with our European ORLADEYO business (excluding stock-based compensation) decreased to $38.6 million for the year ended December 31, 2025 from $45.3 million for the year ended December 31, 2024 due to the sale of our European ORLADEYO business to Neopharmed on October 1, 2025.

Stock-based compensation expense increased to $55.6 million for the year ended December 31, 2025 from $34.1 million for the year ended December 31, 2024. The increase was primarily due to a modification to extended the post-termination exercise period of certain vested stock option awards at the time of retirement for certain individuals to the original expiration date, resulting in $11.3 million of incremental expense, and an increase in restricted stock unit awards granted.

Other income (expense)

For the year ended December 31, 2025, interest income was $10.7 million compared to $14.7 million for the year ended December 31, 2024. The decrease in interest income was primarily the result of an overall decrease in our average investment portfolio and a decrease in interest rates. Net foreign currency losses were $0.2 million for the year ended December 31, 2025 compared to $0.6 million for the year ended December 31, 2024.

Interest expense for the year ended December 31, 2025 was $78.9 million compared to $98.5 million for the year ended December 31, 2024. Interest expense is primarily comprised of non-cash interest expense due to the amortization of interest associated with the royalty financing obligations and interest expense associated with the borrowings under the Pharmakon Loan Agreement (as defined below), including the amortization of the deferred financing costs, associated with the borrowings under the Pharmakon Loan. The decrease in interest expense was primarily the result of the payoff of the Pharmakon Term Loan in three separate prepayments in 2025 totaling $323.7 million and a decrease in the effective interest rate during the period in which the debt was outstanding in 2025. In addition, there was a decrease in interest expense associated with our OMERS Royalty Purchase Agreement (as defined in "*Note 9—Royalty Financing Obligations*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report) as result of a lower outstanding principal balance.

For the year ended December 31, 2025, we recognized a one-time loss on extinguishment of debt of $17.3 million as a result of the payoff of the Pharmakon Term Loan.

For the year ended December 31, 2025, other income was $12.1 million, which was primarily comprised of the $4.3 million mark-to-market adjustment on liability classified awards, $3.6 million gain recognized on the sale of BioCryst Ireland to Neopharmed, $2.1 million of pre-close transaction services BioCryst performed on behalf of Neopharmed, and $1.6 million of post-close transition services BioCryst provided to Neopharmed.

Income tax expense

 For the year ended December 31, 2025, income tax expense was $3.5 million compared to $1.9 million for the year ended December 31, 2024. The increase in income tax expense was primarily driven by the increase in domestic and foreign taxable income for the year ended December 31, 2025 compared to the year ended December 31, 2024.

Liquidity and Capital Resources

Sources of Liquidity

Our operations have principally been funded through our credit facilities; revenues from ORLADEYO; royalty financing transactions; public offerings and private placements of equity securities; and cash from collaborative and other research and development agreements, including U.S. Government contracts. In addition to the above, we have received funding from other sources, including government grants, research grants, and interest income on our investments.

On the Closing Date, we entered into the Blackstone Loan Agreement, pursuant to which the lenders funded the initial Term Loans in the aggregate principal amount of $400.0 million. We used the proceeds from the Term Loans to pay the cash portion of the consideration required to consummate the Merger. The maturity date of the Term Loans under the Blackstone Loan Agreement is January 23, 2031, the fifth anniversary of the Closing Date. Our obligations under the Blackstone Loan Agreement are secured by a security interest in, subject to certain exceptions, substantially all of our and our subsidiaries' assets.

The Blackstone Loan Agreement also contains representations and warranties and affirmative and negative covenants customary for financings of this type, as well as customary events of default. Certain of the customary negative covenants limit our ability and certain of our subsidiaries to, among other things, dispose of assets, engage in mergers, acquisitions and similar transactions, incur additional indebtedness, grant liens, make investments, pay dividends or make distributions or certain other restricted payments in respect of equity, prepay certain other indebtedness, enter into restrictive agreements, undertake fundamental changes or amend certain material contracts, among other customary covenants, in each case subject to certain exceptions. A failure to comply with the covenants in the Blackstone Loan Agreement, or an occurrence of any other event of default, could permit the lenders under the Blackstone Loan Agreement to declare the borrowings thereunder, together with accrued interest and fees, and any applicable yield protection premium, to be immediately due and payable. See *"Note 21—Subsequent Events"* in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for additional information about the Blackstone Loan Agreement.

On April 17, 2023, we entered into a $450.0 million Loan Agreement (the "Pharmakon Loan Agreement") with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent for the lenders. The Pharmakon Loan Agreement provided for an initial term loan in the principal amount of $300.0 million (the "Tranche A Loan"), which was funded on April 17, 2023. We utilized a portion of the proceeds from the Tranche A Loan to repay the approximate $241.8 million of outstanding indebtedness under the then-existing credit facility with Athyrium Opportunities III Co-Invest 1 LP and to pay transaction costs and fees, and we used the remaining net proceeds of approximately $25.8 million for other general corporate purposes.

The Pharmakon Loan Agreement also provided for three additional term loan tranches in principal amounts of $50.0 million each, which we could have requested, at our option, on or prior to September 30, 2024. We chose not to request any of the additional term loan tranches. The maturity date of the Pharmakon Loan Agreement was April 17, 2028. On April 18, 2025, we made a partial prepayment of $75.0 million of the outstanding principal amount under the Pharmakon Loan

Agreement, and on July 24, 2025, we made an additional partial prepayment of $50.0 million of the outstanding principal amount under the Pharmakon Loan Agreement. On October 8, 2025, we used a portion of the proceeds from the sale of the European ORLADEYO business to pay off in full the outstanding principal balance of $198.7 million and terminate the Pharmakon Loan Agreement.

In 2020 and 2021, we entered into the Royalty Purchase Agreements (as defined in "*Note 9—Royalty Financing Obligations*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report) with RPI 2019 Intermediate Finance Trust ("RPI") and OCM IP Healthcare Holdings Limited, an affiliate of OMERS Capital Markets ("OMERS"). Under the Royalty Purchase Agreements, RPI and OMERS are entitled to receive tiered, sales-based royalties on net product sales of ORLADEYO in the United States and certain key European markets (collectively, the "Key Territories"), and other markets where we sell ORLADEYO directly or through distributors. In addition, RPI and OMERS are entitled to receive a tiered revenue share on amounts generally received by us on account of ORLADEYO sublicense revenue or net sales by licensees outside of the Key Territories. Our required payments to OMERS commenced with the calendar quarter beginning October 1, 2023. No royalty payments are due on direct sales over $550.0 million. See "*Note 9—Royalty Financing Obligations*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report for additional information about these financing transactions.

Our principal sources of liquidity at December 31, 2025 were approximately $335.9 million in cash and cash equivalents and available-for-sale investments.

Cash Flows

The following table summarizes our cash flows for each period presented (in thousands):

| | Years Ended December 31, | |
	2025	2024
Net cash provided by (used in):		
Operating activities	$ 347,369	$ (52,020)
Investing activities	(13,694)	52,593
Financing activities	(349,931)	(5,761)
Effect of exchange rates on cash, cash equivalents and restricted cash	1,270	(936)
Decrease in cash, cash equivalents and restricted cash	$ (14,986)	$ (6,124)

Operating Activities

During the year ended December 31, 2025, net cash provided by operating activities of $347.4 million consisted primarily of net income of $263.9 million and $140.4 million of non-cash items. Non-cash items were primarily comprised of $85.1 million of stock-based compensation expense, $53.2 million of non-cash interest expense on royalty financing obligations, a $17.5 million contra-revenue adjustment related to the modification of equity awards in connection with the sale of BioCryst Ireland, and a $17.3 million loss on extinguishment of debt. Net income and non-cash items were partially offset by $56.9 million of changes in operating assets and liabilities, primarily due to a decrease in royalty financing obligations and increases in receivables and accounts payable and accrued expenses, and $23.7 million in payments of Pharmakon PIK interest.

During the year ended December 31, 2024, net cash used in operating activities of $52.0 million consisted primarily of a net loss of $88.9 million and $87.3 million of changes in operating assets and liabilities, primarily due to a decrease in royalty financing obligations and increases in receivables and accounts payable and accrued expenses, partially offset by $124.1 million of non-cash items. Non-cash items primarily consisted of $65.4 million of stock-based compensation expense, $56.0 million of non-cash interest expense on royalty financing obligations, and $11.6 million of non-cash interest expense on secured term loan and amortization of debt issuance costs, partially offset by $11.5 million of amortization of premiums and discounts on investments.

Investing Activities

During the year ended December 31, 2025, net cash used in investing activities of $13.7 million primarily related to purchases of investment securities and proceeds from the sale of BioCryst Ireland, net of cash divested, partially offset by sales and maturities of investment securities.

During the year ended December 31, 2024, net cash provided by investing activities of $52.6 million primarily related to maturities of investment securities, partially offset by purchases of investment securities.

Financing Activities

During the year ended December 31, 2025, net cash used in financing activities of $349.9 million primarily consisted of the repayment of Pharmakon term loan principal and related prepayment premium and fees totaling $309.9 million, $22.9 million in principal payments on royalty financing obligations, $15.5 million in payments of royalty release fees to RPI and OMERS in connection with the sale of the Company's European ORLADEYO business to Neopharmed, and $8.8 million of withholding taxes paid on stock-based awards, partially offset by $9.1 million of net proceeds from common stock issued under stock-based compensation plans.

During the year ended December 31, 2024, net cash used in financing activities of $5.8 million primarily consisted of withholding taxes paid on stock-based awards and principal payments on finance lease liabilities, partially offset by net proceeds from common stock issued under stock-based compensation plans.

Plan of Operation and Future Funding Requirements

We intend to contain costs and cash flow requirements by closely managing our third-party costs and headcount, leasing scientific equipment and facilities, and contracting with other parties to conduct certain research and development projects. We may incur additional expenses, potentially resulting in significant losses, as we continue to pursue our research and development activities, commercialize ORLADEYO, and engage in strategic business development. We may incur additional expenses related to the filing, prosecution, maintenance, defense, and enforcement of patent and other intellectual property claims and additional regulatory costs as our clinical programs advance through later stages of development or as regulatory exclusivity for our products expires. The objective of our investment policy is to ensure the safety and preservation of invested funds, as well as to maintain liquidity sufficient to meet cash flow requirements. We place our excess cash with high credit quality financial institutions. We invest in marketable debt securities that may consist of U.S. Treasury obligations, U.S government agency securities, money market funds, certificates of deposit, and corporate notes and bonds in order to limit the amount of our credit exposure. We have not realized any significant losses on our investments.

In the future, we may finance our needs principally from the following:

- our existing capital resources and interest earned on that capital;
- revenues from product sales;
- payments under current or future collaborative and licensing agreements with corporate partners;
- lease, royalty, or loan financing; and
- public or private equity and/or debt financing.

Our current and planned clinical trials, plus the related development, manufacturing, regulatory approval process requirements, and additional resources required for the continuing development of our product candidates and the commercialization of our products will consume significant capital resources and could increase our expenses.

Our expenses, revenues and cash utilization rate could vary significantly depending on many factors, including the progress and results of our current and proposed clinical trials for our product candidates; the progress made in the manufacturing of our lead product candidates; the success of our commercialization efforts for, and market acceptance of, our products; the overall progression of our other programs; our business development activities; the amount of funding or assistance, if any, we receive from new partnerships with third parties for the development and/or commercialization of our products and product candidates; the development progress of any collaborative agreements for our product candidates; and the amount and timing of funding we receive, if any, from U.S. Government contracts.

Based on our expectations for revenue and operating expenses, we believe our financial resources will be sufficient to fund our operations for at least the next 12 months. Our liquidity needs will be largely determined by the success of operations in regard to the successful commercialization of our products and the future progression of our product candidates. From time to time, we evaluate other opportunities to fund future operations, including: (1) out-licensing rights to certain of our products or product candidates, pursuant to which we would receive cash milestone payments; (2) obtaining additional product candidate regulatory approvals, which would generate revenue, milestone payments and cash flow; (3) reducing spending on one or more research and development programs, including by discontinuing development; (4) restructuring operations to change our overhead structure; and/or (5) securing U.S. Government funding of our programs, including obtaining procurement contracts. We may, in the future, issue securities, including common stock, preferred stock, depositary shares, purchase contracts, warrants, debt securities, and units, through private placement transactions or registered public offerings. Our future liquidity needs, and our ability to address those needs, will largely be determined by the success of our products and product candidates; the success of our business development efforts; the timing, scope, and magnitude of our research and development and commercial expenses; and key developments and regulatory events and our decisions in the future.

Our long-term capital requirements and the adequacy of our available funds will depend upon many factors, including:

- sustained market acceptance of approved products and successful commercialization of such products by either us or our partners;
- the progress and magnitude of our research, drug discovery and development programs;
- changes in existing collaborative relationships;
- our ability to establish additional collaborative relationships if and when needed;
- the extent to which our partners will share in the costs associated with the development of our programs or run the development programs themselves;
- our ability to negotiate favorable development and marketing strategic alliances for certain products and product candidates;
- any decision to build or expand internal development and commercial capabilities;
- the scope and results of preclinical studies and clinical trials to identify and develop product candidates;
- our ability to engage sites and enroll subjects in our clinical trials;
- the scope of manufacturing of our products to support our commercial operations and of our product candidates to support our preclinical research and clinical trials;
- increases in personnel and related costs to support the development and commercialization of our products and product candidates;
- the scope of manufacturing of our drug substance and product candidates required for future NDA filings;
- competitive and technological advances;
- the time and costs involved in obtaining regulatory approvals;
- post-approval commitments for any products that receive regulatory approval;
- our business development activities; and
- the costs involved in all aspects of intellectual property strategy and protection, including the costs involved in preparing, filing, prosecuting, maintaining, defending, and enforcing patent claims.

We may, in the future, be required to raise additional capital to complete the development and commercialization of our products and product candidates, and we may seek to raise capital in the future, including to take advantage of favorable opportunities in the capital markets. Additional funding may not be available when needed or in the form or on terms acceptable to us. Our future working capital requirements, including the need for additional working capital, will largely be determined by the advancement of our portfolio of product candidates and the commercialization of ORLADEYO. More specifically, our working capital requirements will be dependent on the number, magnitude, scope and timing of our development programs; regulatory approval of our product candidates; the cost, timing and outcome of regulatory reviews, regulatory investigations, and changes in regulatory requirements; the costs of obtaining patent protection for our product candidates; the timing and terms of business development activities; the rate of technological advances relevant to our operations; the efficiency of manufacturing processes developed on our behalf by third parties; the timing, scope and magnitude of commercial spending; and the level of required administrative support for our daily operations. See "*Risk Factors—Risks Relating to Our Business—Financial and Liquidity Risks*" in Part I, Item 1A of this report for further discussion of the risks related to obtaining additional capital.

Critical Accounting Estimates

The preparation of these consolidated financial statements in accordance with U.S. GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures for the periods presented. Some of these estimates can be subjective and complex with a significant level of estimation uncertainty, and, consequently, actual results may differ from these estimates. The judgments and assumptions used by management are based on historical experience and information available to us at the time that we make these estimates and judgments. To the extent there are material differences between these estimates and actual results, our consolidated financial statements will be affected. Although we believe that our judgments and estimates are appropriate, actual results may differ from these estimates.

While our significant accounting policies are more fully described in "*Note 1—Significant Accounting Policies and Concentrations of Risk*" in the Notes to Consolidated Financial Statements in Part II, Item 8 of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

The application of Accounting Standards Codification ("ASC") Topic 606 substantially impacts our reported results, particularly product sales, net, which requires certain estimates in determining the transaction price.

Net revenue from sales of ORLADEYO is recorded at net selling price (transaction price), which includes reserves for variable consideration such as (i) estimated government rebates, such as Medicaid and Medicare Part D reimbursements, and estimated managed care rebates, (ii) estimated chargebacks, (iii) estimated costs of co-payment assistance programs, and (iv) product returns. These reserves, representing our best estimates of the amount of consideration to which we are entitled based on the terms of the applicable contracts and statutory requirements, are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable if no payments are required of us or a current liability if a payment is required of us. Actual amounts of consideration may differ from our estimates. If actual results vary from estimates, these estimates are adjusted, which would affect net product revenue and earnings in the period such variances become known.

The most subjective of these estimates are government and managed care rebates. We contract with group purchasing organizations associated with managed care organizations and participate in certain government programs or, collectively, third-party payors, so that ORLADEYO will be eligible for purchase by, or partial or full reimbursement from, such third-party payors. We estimate the rebates we will provide to third-party payors and deduct these estimated amounts from total gross product revenues at the time the revenues are recognized, resulting in a reduction of product revenue and the establishment of a current liability. We estimate the rebates that we will provide to third-party payors based upon (i) our contracts with these third-party payors, (ii) the contractually mandated discounts applicable to the programs, and (iii) product distribution information obtained from our specialty pharmacy regarding payor mix.

Research and Development Expenses and Related Accruals

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable Company personnel to identify services that have been performed on our behalf and estimating the actual work completed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. When evaluating the adequacy of accrued expenses, we consider facts and circumstances known to us at the time, which can include assumptions such as expected patient enrollment, site activation and estimated project duration. Examples of estimated accrued research and development expenses include (i) fees paid to CROs in connection with preclinical and toxicology studies and clinical trials, (ii) fees paid to investigative sites in connection with clinical trials, (iii) fees paid to contract manufacturers in connection with the production of our raw materials, drug substance, drug products, and product candidates, and (iv) professional fees.

The financial terms of our agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of milestones. We record liabilities under these contractual commitments when we determine an obligation has been incurred, regardless of the timing of the invoice. In expensing service fees, we estimate the time period over which services will be performed and the level of effort expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of these costs, our actual expenses could differ from our estimates.

Royalty Financing Obligations

Under the royalty financing obligations, RPI and OMERS are entitled to receive sales-based royalties on net product sales of ORLADEYO. Interest expense is accrued using the effective interest rate method over the estimated period each of the related liabilities will be paid. This requires us to estimate the total amount of future royalty payments to be generated from product sales over the life of the agreements. We impute interest on the carrying values of each of the royalty financing obligations and record interest expense using an imputed effective interest rate. We reassess the expected royalty payments each reporting period and account for any changes through adjustments to the effective interest rates on a prospective basis. The assumptions used in determining the expected repayment terms of the debt and amortization periods of the issuance costs requires that we make estimates that could impact the carrying value of each of the liabilities, as well as the periods over which associated issuance costs will be amortized. A significant increase or decrease in forecasted net sales could materially impact each of the liability balances, interest expense and the time periods for repayment.

Income Taxes

The liability method is used in our accounting for income taxes. Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. We have recorded a valuation allowance against substantially all potential tax assets, due to uncertainties in our ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on estimates of future earnings in each of the jurisdictions in which we operate and the period over which our deferred tax assets will be recoverable.

We account for uncertain tax positions in accordance with U.S. GAAP. Uncertain tax positions are recorded based upon certain recognition and measurement criteria. We re-evaluate uncertain tax positions and consider various factors, including, but not limited to, changes in tax law and the measurement of tax positions taken or expected to be taken in tax returns. We adjust the amount of the liability to reflect any subsequent changes in the relevant facts and circumstances surrounding the uncertain tax positions.

Recent Accounting Pronouncements

"*Note 1—Significant Accounting Policies and Concentrations of Risk*" in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this report discusses accounting pronouncements recently issued or proposed but not yet required to be adopted.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Interest Rate Risk

We are subject to interest rate risk on our investment portfolio as of December 31, 2025. We invest in marketable securities in accordance with our investment policy. The primary objectives of our investment policy are to preserve capital, maintain proper liquidity to meet operating needs and earn a competitive level of return. Our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure to any single issue, issuer or type of investment. We place our excess cash with high credit quality financial institutions, commercial companies, and government agencies in order to limit the amount of credit exposure. Some of the securities we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate.

Our investment exposure to market risk for changes in interest rates relates to the increase or decrease in the amount of interest income we can earn on our portfolio, changes in the market value due to changes in interest rates and other market factors, as well as the increase or decrease in any realized gains and losses. Our investment portfolio includes only marketable securities and instruments with active secondary or resale markets to help ensure portfolio liquidity. A hypothetical 100 basis point increase or decrease in interest rates along the entire interest rate yield curve would not significantly affect the fair value of our interest sensitive financial instruments, but may affect our future earnings and cash flows. We generally have the ability to hold our fixed-income investments to maturity and, therefore, do not expect that our operating results, financial position or cash flows will be materially impacted due to a sudden change in interest rates. However, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if forced to sell securities which have declined in market value due to changes in interest rates or other factors, such as changes in credit risk related to the securities' issuers. To minimize this risk, we schedule our investments to have maturities that coincide with our expected cash flow needs, thus avoiding the need to redeem an investment prior to its maturity date. Accordingly, we do not believe that we have material exposure to interest rate risk arising from our investments. Generally, our investments are not collateralized. We have not realized any significant losses from our investments.

We do not use interest rate derivative instruments to manage exposure to interest rate changes. We ensure the safety and preservation of invested principal funds by limiting default risk, market risk and reinvestment risk. We reduce default risk by investing exclusively in investment grade securities.

Foreign Currency Risk

Most of our revenues and expenses are denominated in U.S. dollars. Our royalties from Torii are in Japanese Yen. We also had other transactions denominated in foreign currencies during the year ended December 31, 2025, including contract manufacturing and ex-U.S. clinical trial activities, and we expect to continue to do so. In addition, during the nine months ended September 30, 2025, we had transactions denominated in foreign currencies related to our operations in Europe. Our limited foreign currency exposure relative to our operations is to fluctuations in the Euro, British Pound, and Canadian Dollar.

We do not anticipate that foreign currency transaction gains or losses will be significant at our current level of operations. We have not engaged in foreign currency hedging during 2025; however, we may do so in the future.

Inflation Risk

Inflation generally impacts us by potentially increasing our operating expenses, including cost of product sales, clinical trial costs and selling activities. We do not believe that inflation has had a material impact on our business or results of operations during the periods for which the consolidated financial statements are presented in this report. Significant adverse changes in inflation could negatively impact our future results of operations.

ITEM 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

BIOCRYST PHARMACEUTICALS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

	December 31,	
	2025	**2024**
Assets		
Current assets:		
Cash and cash equivalents	$ 89,736	$ 104,713
Restricted cash	201	210
Short-term investments	185,011	216,137
Trade receivables	106,818	79,069
Inventory, net	5,398	8,087
Prepaid expenses and other current assets	17,182	13,752
Total current assets	404,346	421,968
Long-term inventory, net	23,990	23,187
Property and equipment, net	8,783	7,777
Long-term investments	61,164	20,323
Right of use assets	10,203	12,008
Other assets	5,672	5,157
Total assets	$ 514,158	$ 490,420
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 15,826	$ 11,644
Accrued expenses	126,413	113,292
Share-based liability	13,743	—
Operating lease liabilities	317	937
Finance lease liabilities	1,312	1,835
Royalty financing obligations	38,455	32,676
Total current liabilities	196,066	160,384
Operating lease liabilities	8,571	7,924
Finance lease liabilities	1,441	2,124
Royalty financing obligations	427,233	481,053
Secured term loan	—	314,869
Total liabilities	633,311	966,354
Stockholders' deficit:		
Preferred stock, $0.01 par value; shares authorized - 5,000; no shares issued and outstanding at December 31, 2025 and 2024	—	—
Common stock, $0.01 par value; shares authorized - 450,000; shares issued and outstanding – 213,060 and 208,543 at December 31, 2025 and 2024, respectively	2,131	2,085
Additional paid-in capital	1,384,857	1,291,100
Accumulated other comprehensive income	38	921
Accumulated deficit	(1,506,179)	(1,770,040)
Total stockholders' deficit	(119,153)	(475,934)
Total liabilities and stockholders' deficit	$ 514,158	$ 490,420

See accompanying notes to consolidated financial statements.

BIOCRYST PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share amounts)

		Years Ended December 31,				
		2025		**2024**		**2023**
Revenues:						
Product sales, net	$	623,151	$	442,668	$	324,696
License and other revenues		251,686		8,044		6,716
Total revenues		874,837		450,712		331,412
Expenses:						
Cost of product sales		19,075		12,269		4,481
Research and development		166,126		174,638		216,566
Selling, general and administrative		348,647		266,348		214,074
Total operating expenses		533,848		453,255		435,121
Income (loss) from operations		340,989		(2,543)		(103,709)
Other income (expense):						
Interest income		10,668		14,746		15,777
Interest expense		(78,872)		(98,516)		(108,239)
Foreign currency losses, net		(152)		(641)		(1,039)
Loss on extinguishment of debt		(17,332)		—		(29,019)
Other income		12,090		—		—
Total other expense, net		(73,598)		(84,411)		(122,520)
Income (loss) before income taxes		267,391		(86,954)		(226,229)
Income tax expense		3,530		1,927		310
Net income (loss)	$	263,861	$	(88,881)	$	(226,539)
Other comprehensive income (loss):						
Foreign currency translation adjustment		(674)		(776)		180
Unrealized (loss) gain on available for sale investments		(209)		360		1,131
Total other comprehensive (loss) income		(883)		(416)		1,311
Net comprehensive income (loss)	$	262,978	$	(89,297)	$	(225,228)
Net income (loss) per common share: basic	$	1.26	$	(0.43)	$	(1.18)
Weighted average shares of common stock outstanding: basic		209,893		206,696		192,198
Net income (loss) per common share: diluted	$	1.21	$	(0.43)	$	(1.18)
Weighted average shares of common stock outstanding: diluted		218,581		206,696		192,198

See accompanying notes to consolidated financial statements.

BIOCRYST PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income (loss)	$ 263,861	$ (88,881)	$ (226,539)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,389	1,246	1,655
Inventory obsolescence	985	1,350	422
Stock-based compensation expense	85,066	65,413	55,615
Equity modification associated with sale of BioCryst Ireland	17,548	—	—
Mark-to-market adjustment on share-based liability	(4,313)	—	—
Payment of Pharmakon PIK Interest	(23,704)	—	—
Non-cash interest expense on royalty financing obligations	53,163	55,969	70,356
Non-cash interest expense on secured term loan and amortization of debt issuance costs	1,387	11,638	15,447
Amortization of discount on investments, net	(4,331)	(11,473)	(10,263)
Loss on extinguishment of debt	17,332	—	29,019
Loss on impairment	—	—	1,548
Gain on sale of non-financial asset	(550)	—	—
Gain on sale of BioCryst Ireland	(3,566)	—	—
Changes in operating assets and liabilities:			
Increase in receivables	(36,806)	(22,698)	(6,095)
Increase in inventory	(1,639)	(4,164)	(1,450)
(Increase) decrease in prepaid expenses and other assets	(7,827)	1,959	(6,820)
Decrease in royalty financing obligations	(68,428)	(77,155)	(29,337)
Increase in accounts payable and accrued expenses	57,802	14,776	12,531
Decrease in deferred revenue	—	—	(1,230)
Net cash provided by (used in) operating activities	347,369	(52,020)	(95,141)
Cash flows from investing activities:			
Acquisitions of property and equipment	(2,468)	(1,124)	(2,168)
Purchases of investments	(262,240)	(266,763)	(514,407)
Sales and maturities of investments	256,647	320,480	385,077
Sale of non-financial asset	550	—	—
Proceeds from sale of BioCryst Ireland, net of cash divested	(6,183)	—	—
Net cash (used in) provided by investing activities	(13,694)	52,593	(131,498)
Cash flows from financing activities:			
Net proceeds from common stock issued under stock-based compensation plans	9,115	3,444	8,340
Withholding taxes paid on stock-based awards	(8,847)	(7,535)	(2,172)
Common stock issued to directors in lieu of cash retainer	59	34	342
Net proceeds from term loans	—	—	300,000
Repayment of principal on term loans	(300,000)	—	(240,452)
Prepayment premium and fees on term loans	(9,886)	—	(21,261)
Payment of debt issuance costs on Pharmakon Tranche A term loan	—	—	(11,147)
Principal payments on royalty financing obligations	(22,883)	—	—
Payment of royalty release fees	(15,500)	—	—
Principal payments on finance lease liabilities	(1,989)	(1,704)	(1,165)
Net cash (used in) provided by financing activities	(349,931)	(5,761)	32,485
Effect of exchange rates on cash, cash equivalents and restricted cash	1,270	(936)	362
Decrease in cash, cash equivalents and restricted cash	(14,986)	(6,124)	(193,792)

Cash, cash equivalents and restricted cash:							
Beginning of year			106,323		112,447		306,239
End of year		$	91,337	$	106,323	$	112,447
Reconciliation of cash, cash equivalents and restricted cash:							
Cash and cash equivalents		$	89,736	$	104,713	$	110,643
Restricted cash			201		210		1,804
Restricted cash in other assets			1,400		1,400		—
Total cash, cash equivalents and restricted cash		$	91,337	$	106,323	$	112,447
Supplemental cash flow disclosure:							
Cash paid for interest		$	23,735	$	30,383	$	22,139
Taxes withheld on stock-based awards included in accrued expenses		$	132	$	758	$	4,199
Capitalized software costs included in accrued expenses		$	608	$	—	$	—

See accompanying notes to consolidated financial statements.

BIOCRYST PHARMACEUTICALS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
(In thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount				
Balance at December 31, 2022	187,906	$ 1,879	$ 1,158,118	$ 26	$ (1,454,620)	$ (294,597)
Net loss	—	—	—	—	(226,539)	(226,539)
Other comprehensive income	—	—	—	1,311	—	1,311
Exercise of stock options, net	1,276	13	6,101	—	—	6,114
Vesting of restricted stock units	1,276	13	(13)	—	—	—
Shares withheld for taxes for vesting of restricted stock units	(59)	(1)	(369)	—	—	(370)
Employee stock purchase plan sales	338	4	2,592	—	—	2,596
Exercise of warrants	14,997	150	(150)	—	—	—
Issuance of shares to directors in lieu of cash retainer	37	—	342	—	—	342
Stock-based compensation expense	—	—	55,615	—	—	55,615
Balance at December 31, 2023	205,771	$ 2,058	$ 1,222,236	$ 1,337	$ (1,681,159)	$ (455,528)
Net loss	—	—	—	—	(88,881)	(88,881)
Other comprehensive loss	—	—	—	(416)	—	(416)
Exercise of stock options	548	5	2,275	—	—	2,280
Vesting of restricted stock units	1,902	19	(19)	—	—	—
Shares withheld for taxes for vesting of restricted stock units	(94)	(1)	(688)	—	—	(689)
Employee stock purchase plan sales	412	4	1,849	—	—	1,853
Issuance of shares to directors in lieu of cash retainer	4	—	34	—	—	34
Stock-based compensation expense	—	—	65,413	—	—	65,413
Balance at December 31, 2024	208,543	$ 2,085	$ 1,291,100	$ 921	$ (1,770,040)	$ (475,934)
Net income	—	—	—	—	263,861	263,861
Other comprehensive loss	—	—	—	(883)	—	(883)
Exercise of stock options, net	1,487	15	7,864	—	—	7,879
Vesting of restricted stock units	2,796	28	(28)	—	—	—
Shares withheld for taxes for vesting of restricted stock units	(142)	(1)	(1,061)	—	—	(1,062)
Employee stock purchase plan sales	369	4	2,294	—	—	2,298
Issuance of shares to directors in lieu of cash retainer	7	—	59	—	—	59
Stock-based compensation expense	—	—	85,137	—	—	85,137
Reclassification of equity awards to share-based liability	—	—	(2,558)	—	—	(2,558)
Remeasurement of share-based liability	—	—	2,050	—	—	2,050
Balance at December 31, 2025	213,060	$ 2,131	$ 1,384,857	$ 38	$ (1,506,179)	$ (119,153)

See accompanying notes to consolidated financial statements.

Note 1— Significant Accounting Policies and Concentrations of Risk

The Company

BioCryst Pharmaceuticals, Inc. (the "Company") is a global biotechnology company focused on developing and commercializing medicines for hereditary angioedema ("HAE") and other rare diseases, driven by the Company's deep commitment to improving the lives of people living with these conditions. The Company has built a robust commercial infrastructure to support the successful commercialization of ORLADEYO®, an oral, once-daily therapy discovered and developed internally for the prevention of HAE attacks. The Company's business strategy includes leveraging this established commercial platform to successfully commercialize a pipeline of potential first-in-class or best-in-class oral small-molecule and injectable protein therapeutics targeting a range of rare diseases. These programs are being pursued through both internal discovery efforts and strategic business development. By utilizing its existing commercial capabilities and focusing on rare disease markets, the Company believes that it can more effectively optimize its costs and strategically allocate resources to support long-term, sustainable growth. The Company was founded in 1986 and incorporated in Delaware in 1991, and its headquarters is located in Durham, North Carolina.

The Company's marketed products include oral, once-daily ORLADEYO® for the prevention of HAE attacks and RAPIVAB® (peramivir injection) for the treatment of acute uncomplicated influenza in the United States. ORLADEYO has received regulatory approval in the United States and other global markets. The Company is commercializing ORLADEYO in each of these territories directly or through other parties. In addition to its approval in the United States, peramivir injection has received regulatory approvals in Canada (RAPIVAB), Australia (RAPIVAB), Japan (RAPIACTA), Taiwan (RAPIACTA) and Korea (PERAMIFLU).

Based on the Company's expectations for revenue and operating expenses, the Company believes its financial resources available at December 31, 2025 will be sufficient to fund its operations for at least the next 12 months. The Company's liquidity needs will be largely determined by the success of operations in regard to the successful commercialization of its products and the future progression of its product candidates. From time to time, the Company evaluates other opportunities to fund future operations, including: (1) out-licensing rights to certain of its products or product candidates, pursuant to which the Company would receive cash milestone payments; (2) obtaining additional product candidate regulatory approvals, which would generate revenue, milestone payments and cash flow; (3) reducing spending on one or more research and development programs, including by discontinuing development; (4) restructuring operations to change its overhead structure; and/or (5) securing U.S. Government funding of its programs, including obtaining procurement contracts. The Company may, in the future, issue securities, including common stock, preferred stock, depositary shares, purchase contracts, warrants, debt securities and units, through private placement transactions or registered public offerings. The Company's future liquidity needs, and ability to address those needs, will largely be determined by the success of its products and product candidates; the success of its business development efforts; the timing, scope and magnitude of its research and development and commercial expenses; and key developments and regulatory events and its decisions in the future.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances among the consolidated entities have been eliminated from the consolidated financial statements. The Company operates and manages its business as one reportable and operating segment (see "*Note 18—Segment Information*").

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Such consolidated financial statements reflect all adjustments that are, in management's opinion, necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations, and cash flows. There were no adjustments other than normal recurring adjustments. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Company recorded the following revenues for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Product sales, net	$ 623,151	$ 442,668	$ 324,696
License revenue	243,980	—	—
Collaborative and other revenues	7,706	8,044	6,716
Total revenues	$ 874,837	$ 450,712	$ 331,412

Pursuant to Accounting Standards Codification ("ASC") Topic 606, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve this core principle, Topic 606 includes provisions within a five-step model that includes (i) identifying the contract with a customer, (ii) identifying the performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the performance obligations, and (v) recognizing revenue when, or as, an entity satisfies a performance obligation.

At contract inception, the Company identifies the goods or services promised within each contract, assesses whether each promised good or service is distinct and determines those that are performance obligations. The Company recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied.

Product Sales, Net

The Company's principal sources of product sales are sales of ORLADEYO and sales of peramivir (RAPIVAB/RAPIACTA/PERAMIFLU) to the Company's licensing partners and to the U.S. Department of Health and Human Services ("HHS"). In the United States, the Company generally ships ORLADEYO directly to patients through a single specialty pharmacy, which is considered its customer. Outside the United States, the Company generally sells ORLADEYO to specialty distributors which are considered its customers.

The Company recognizes revenue when the customer obtains control of the product, which generally occurs upon delivery.

Net revenue from sales of ORLADEYO is recorded at net selling price (transaction price), which includes reserves for variable consideration such as (i) estimated government rebates, such as Medicaid and Medicare Part D reimbursements, and estimated managed care rebates, (ii) estimated chargebacks, (iii) estimated costs of co-payment assistance programs and (iv) product returns. These reserves, representing the Company's best estimates of the amount of consideration to which it is entitled based on the terms of the applicable contracts and statutory requirements, are based on the amounts earned or to be claimed on the related sales and are classified as reductions of accounts receivable if no payments are required of the Company or a current liability if a payment is required of the Company. Actual amounts of consideration may differ from the Company's estimates. If actual results vary from estimates, these estimates are adjusted, which would affect net product revenue and earnings in the period such variances become known.

Government and Managed Care Rebates. The Company contracts with group purchasing organizations associated with managed care organizations and participates in certain government programs, collectively, third-party payors, so that ORLADEYO will be eligible for purchase by, or partial or full reimbursement from, such third-party payors. The Company estimates the rebates it will provide to third-party payors and deducts these estimated amounts from total gross product revenues at the time the revenues are recognized, resulting in a reduction of product revenue and the establishment of a current liability. The Company estimates the rebates that it will provide to third-party payors based upon (i) the Company's contracts with these third-party payors, (ii) the contractually mandated discounts applicable to the programs, and (iii) product distribution information obtained from the Company's specialty pharmacy regarding payor mix.

Chargebacks. Chargebacks are discounts that occur when certain contracted customers, pharmacy benefit managers, insurance companies, and government programs purchase directly from the Company's specialty pharmacy. These customers purchase the Company's product under contracts negotiated between them and the Company's specialty pharmacy. The specialty pharmacy, in turn, charges back to the Company the difference between the price that the specialty pharmacy paid and the negotiated price paid by the contracted customers, which may be higher or lower than the specialty pharmacy's purchase price with the Company. The Company estimates chargebacks and adjusts gross product revenues and establishes a current liability at the time revenues are recognized.

Co-payment assistance programs. Patients who have commercial insurance and meet certain eligibility requirements may receive co-payment assistance. Based upon the terms of the program and co-payment assistance utilization reports received from the specialty pharmacy, the Company estimates the co-payment assistance amounts, which are recorded in the same period in which the related revenue is recognized, resulting in a reduction of product revenue and establishment of a current liability.

Patient assistance programs. The Company offers a patient assistance program that provides free drug product, for a limited period of time, to allow a patient's insurance coverage to be established. Based on patient assistance program utilization reports provided by the specialty pharmacy, the Company records gross revenue of the product provided and a full reduction of the revenue amount for the free drug discount.

Product returns. The Company does not provide contractual return rights to its customers, except in instances where the product is damaged or defective. Non-acceptance by the patient of shipped drug product by the specialty pharmacy is reflected as a reversal of sales in the period in which the sales were originally recorded. Reserves for estimated non-acceptances by patients are recorded as a reduction of revenue in the period that the related revenue is recognized, as well as a reduction to accounts receivable. Estimates of non-acceptance are based on quantitative information provided by the specialty pharmacy.

License and Collaborative and Other Revenues

The Company has collaboration and license agreements with a number of third parties. The terms of the agreements typically include one or more of the following: upfront license fees; development, regulatory and sales-based milestone payments; and royalties on net sales of licensed products. For agreements with multiple performance obligations, revenue is allocated to each performance obligation based on its relative standalone selling price. The Company uses judgment to identify performance obligations and determine whether variable consideration should be included in the transaction price.

Upfront license fees. If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from upfront license fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, the Company determines whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue.

Development, regulatory or commercial milestone payments. At the inception of each arrangement that includes payments based on the achievement of certain development, regulatory and commercial events, the Company evaluates whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the Company's or the customer's control are not considered probable until the milestone is achieved. At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such development and regulatory milestones and any related constraint, and if necessary, adjusts the Company's estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis and recognized as revenue during the period of adjustment.

Sales-based milestone payments and royalties. For arrangements that include sales-based royalties, including milestone payments based on the volume of sales, the Company determines whether the license is deemed to be the predominant item to which the royalties or sales-based milestones relate and if such is the case, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Cash and Cash Equivalents

The Company considers cash equivalents to be highly liquid investments with maturities of three months or less from the date of purchase.

Restricted Cash

Total restricted cash was $1,601 and $1,610 as of December 31, 2025 and 2024, respectively, and primarily consisted of $1,400 as of December 31, 2025 and 2024, for a letter of credit the Company is required to maintain associated with its Birmingham lease. The letter of credit associated with the Birmingham lease of $1,400 is reflected within other assets in the Consolidated Balance Sheets as of December 31, 2025 and 2024.

Investments

The Company invests in high credit quality investments in accordance with its investment policy. The objectives of the Company's investment policy are to eliminate or greatly minimize the probability of a loss of principal value, maintain sufficient liquidity to meet cash flow requirements, and earn a competitive level of return. The Company places its excess cash with high credit quality financial institutions to limit the amount of its credit exposure. In accordance with its policy, the Company is able to invest in marketable debt securities that may consist of U.S. Treasury obligations, U.S government agency securities, money market funds, certificates of deposits, and corporate notes and bonds. The Company's investment policy requires it to purchase high-quality marketable securities with a maximum individual maturity of two years and requires an average portfolio maturity of no more than 12 months. Some of the securities in which the Company invests may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, the Company schedules its investments with maturities that coincide with expected cash flow needs, thus avoiding the need to redeem an investment prior to its maturity date. Accordingly, the Company does not believe it has a material exposure to interest rate risk arising from its investments. The Company has not realized any significant losses from its investments.

The Company classifies all of its investments as available-for-sale. Available-for-sale investments are reported at fair value at each balance sheet date, and include any unrealized holding gains and losses in accumulated other comprehensive income, unless an unrealized loss is considered to be other than temporary, in which case the unrealized loss is charged to operations. The Company reviews its investments for other than temporary declines in fair value below cost basis at the end of each reporting period and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors considered to determine whether an unrealized loss is temporary include whether a decline in fair value below the amortized cost basis is due to credit-related factors or non-credit-related factors, the financial condition and near-term prospects of the Company, and the Company's intent and ability to hold the investment to allow for an anticipated recovery in fair value. A credit-related impairment is recognized as an allowance in the balance sheet with a corresponding adjustment to earnings. Any impairment that is not credit-related is recognized in other comprehensive income, net of applicable taxes unless deemed other than temporary. Realized gains and losses are reflected in interest and other income in the Consolidated Statements of Comprehensive Income (Loss) and are determined using the specific identification method with transactions recorded on a settlement date basis. Investments with original maturities at date of purchase beyond three months and which mature at or less than 12 months from the balance sheet date are classified as current. Investments with a maturity beyond 12 months from the balance sheet date are classified as long-term.

Fair Value Measurements

Assets and liabilities recorded at fair value on a recurring basis in the Consolidated Balance Sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Assets measured at fair value on a recurring basis include cash equivalents and investments (See "*Note 4— Investments*"). The carrying amounts reflected in the Consolidated Balance Sheets for cash and cash equivalents, trade receivables, prepaid expenses and other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

Trade Receivables

The Company's trade receivables represent amounts due from its customers and partners for product sales and royalties. Trade receivables are generally stated at the invoiced amount with standard payment terms that require payment within 30 to 90 days and do not bear interest.

The Company provides reserves against trade receivables for estimated losses that may result from a customer's inability to pay. Receivables are evaluated to determine if any reserve or allowance should be recorded based on consideration of the current economic environment, expectations of future economic conditions, specific circumstances and the Company's own historical collection experience. Amounts determined to be uncollectible are charged or written-off against the reserve.

Inventory

The Company values its inventory at the lower of cost or estimated net realizable value and classifies inventory based on when consumption or sale of the inventory is expected to occur, either within 12 months from the balance sheet date (short-term) or beyond (long-term). The Company uses an actual cost method and determines the cost of its inventory on a first-in, first-out basis. Raw materials and work-in-process include all inventory costs prior to packaging and labeling, including raw material, active product ingredient, and the drug product. Finished goods include packaged and labeled products.

The Company's inventory is subject to expiration dating. At each reporting date, the Company evaluates the carrying value of its inventory and provides valuation reserves for any estimated excess, obsolete, short-dated or unmarketable inventory. In addition, the Company may experience spoilage of its raw materials and supplies. The Company's determination that a valuation reserve might be required, in addition to the quantification of such reserve, requires it to utilize significant judgment. Additionally, the Company's inventory is subject to strict quality control and monitoring that is performed throughout the manufacturing process, including release of work-in-process to finished goods. In the event that certain batches or units of product do not meet quality specifications, the Company will record a write-down of any potential unmarketable inventory to its estimated net realizable value and record the expense as cost of product in the Consolidated Statements of Comprehensive Income (Loss).

Prior to obtaining initial regulatory approval for an investigational product candidate, the Company expenses costs relating to production of pre-launch inventory as research and development expense in its Consolidated Statements of Comprehensive Income (Loss) in the period incurred. After regulatory approval has been received, the Company capitalizes inventory costs.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer equipment and office equipment are depreciated over a life of three years. Laboratory equipment, software, and furniture and fixtures are depreciated over a life of five years. Leasehold improvements are amortized over their estimated useful lives or the expected lease term, whichever is less. Construction in progress reflects amounts incurred for construction or improvements of property and equipment that have not been placed in service.

The Company periodically reviews its property and equipment for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. In the event that such cash flows are not expected to be sufficient to recover the carrying amount of the assets, the assets are written down to their estimated fair values. Property and equipment to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Accrued Expenses

The Company enters into contractual agreements with third-party vendors who provide research and development, manufacturing, distribution, and other services in the ordinary course of business. Some of these contracts are subject to milestone-based invoicing, and services are completed over an extended period of time. The Company records liabilities under these contractual commitments when it determines an obligation has been incurred, regardless of the timing of the invoice. This process involves reviewing open contracts and purchase orders, communicating with applicable Company personnel to identify services that have been performed on its behalf and estimating the actual work completed and the associated cost incurred for the service when the Company has not yet been invoiced or otherwise notified of actual cost. The majority of service providers invoice the Company monthly in arrears for services performed. The Company estimates accrued expenses as of each balance sheet date based on the facts and circumstances known at that time, which can include assumptions such as expected patient enrollment, site activation and estimated project duration. The Company accrues expenses for clinical trial activities based on the estimates of services received pursuant to contracts with multiple research institutions and clinical research organizations ("CROs") that conduct and manage clinical trials on the Company's behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones.

The Company periodically confirms the accuracy of its estimates with the service providers and makes adjustments if necessary. Examples of estimated accrued expenses include (i) fees paid to CROs in connection with preclinical and toxicology studies and clinical trials; (ii) fees paid to investigative sites in connection with clinical trials; (iii) fees paid to contract manufacturers in connection with the production of the Company's raw materials, drug substance, drug products, and product candidates; and (iv) professional fees. If the Company underestimates or overestimates the level of these costs, actual expenses could differ from such estimates.

Cost of Product Sales

Cost of product sales includes the cost of producing inventory that is related to product revenue during the respective period. Cost of product sales also includes costs related to excess or obsolete inventory adjustment charges.

Research and Development Expenses

Research and development expenses include all direct and indirect expenses relating to research and development activities, including costs associated with product development efforts, preclinical trials, clinical trials and manufacturing activities. Research and development expenses are expensed as incurred. Most of the Company's clinical and preclinical studies are performed by third-party CROs. Costs for studies performed by CROs are accrued based upon estimates of the actual work completed in accordance with the third-party agreements. Advance payments for goods or services that will be used or rendered for future research and development activities are deferred and capitalized. Such amounts are expensed when the related goods are delivered or the related services are performed.

Direct expenses consist of compensation for research and development personnel and costs of outside parties to conduct laboratory studies, develop manufacturing processes and manufacture the product candidate, conduct and manage clinical trials, as well as other costs related to the Company's clinical and preclinical studies. Additionally, direct expenses consist of those costs necessary to discontinue and close out a development program, including termination fees and other commitments. Indirect expenses consist of lab supplies and services, facility expenses, depreciation of development equipment and an allocation of general and administrative overhead costs that support the Company's research and development efforts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of sales and marketing expenses and general and administrative expenses. Sales and marketing expenses include compensation, benefits, and related costs associated with sales and marketing personnel, safety, regulatory, manufacturing, and distribution activities related to marketed products, market research, marketing, medical affairs, market access, and advertising costs. Advertising costs related to

ORLADEYO of $13,824, $13,566 and $14,404 were expensed as incurred for the years ended December 31, 2025, 2024 and 2023, respectively.

General and administrative expenses include compensation, benefits, and related costs associated with general and administrative personnel, quality activities related to marketed products, finance, human resources, information technology, and legal expenses, licenses and other administrative costs, including transaction-related costs. All patent related costs are expensed to general and administrative expenses when incurred as recoverability of such expenditures is uncertain.

Leases

The Company leases certain assets under operating and finance leases, which consist of real estate leases, laboratory equipment leases and office equipment leases as of December 31, 2025. The Company determines whether a contract is, or contains, a lease at inception. The Company accounts for lease obligations in accordance with ASU 2016-02: *Leases (Topic 842)*, which requires a lessee to recognize a right-of-use asset and a lease liability in its balance sheet for most leases. The Company elected the practical expedient that exempts leases with an initial lease term of twelve months or less, as well as the practical expedient that allows companies to select, by class of underlying asset, not to separate lease and non-lease components.

Certain of the Company's operating leases provide for renewal options, which can vary by lease. The right-of-use asset and lease liabilities in the Company's Consolidated Balance Sheets represent payments over the lease term, which include renewal options for certain real estate leases that the Company is reasonably certain to exercise. Certain operating leases include rent escalation provisions, which the Company recognizes as expense on a straight-line basis. Lease expense for leases with an initial term of twelve months or less was not material.

The discount rate used to determine the Company's right-of-use asset and lease liability is the Company's incremental borrowing rate on a collateralized basis over a similar term and amount in a similar economic environment, as generally an implicit rate in the lease is not readily determinable.

The Company has not made any residual value guarantees related to its leases; therefore, the Company has no corresponding liability recorded in its Consolidated Balance Sheets.

Stock-Based Compensation

All share-based payments, including grants of stock option awards and restricted stock unit awards, are recognized in the Company's Consolidated Statements of Comprehensive Income (Loss) based on their fair values. Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period of the award. Determining the appropriate fair value model and the related assumptions for the model requires judgment, including estimating the stock price volatility and the expected term. The Company utilizes the Black-Scholes option-pricing model or binomial lattice model to value its stock option awards. The Company reduces stock-based compensation expense for estimated forfeitures. The estimation of share-based payment awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Actual results, and future changes in estimates, may differ substantially from the Company's current estimates.

Debt

Costs directly associated with term loan borrowings were capitalized and netted against the corresponding debt liabilities in the Consolidated Balance Sheets. These costs were amortized to interest expense over the terms of the corresponding borrowings using the effective interest rate method. When utilizing the effective interest method, in periods in which payment-in-kind ("PIK") interest was designated and added to the outstanding principal balance of the borrowing, the amortization of the deferred debt fees and issuance costs was accretive.

Royalty Financing Obligations

The royalty financing obligations are eligible to be repaid based on royalties from net sales of ORLADEYO. Interest expense is accrued using the effective interest rate method over the estimated period each of the related liabilities will be paid. This requires the Company to estimate the total amount of future royalty payments to be generated from product sales over the life of the agreements. The Company imputes interest on the carrying value of each of the royalty financing obligations and records interest expense using an imputed effective interest rate. The Company reassesses the expected royalty payments each reporting period and accounts for any changes through adjustments to the effective interest rates on a prospective basis. The assumptions used in determining the expected repayment terms of the debt and amortization periods of the issuance costs require that the Company make estimates that could impact the carrying values of each of the liabilities, as well as the periods over which associated issuance costs will be amortized. A significant increase or decrease in forecasted net sales could materially impact each of the liability balances, interest expense and the time periods for repayment.

Income Taxes

The liability method is used in the Company's accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Significant management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. The Company has recorded a valuation allowance against substantially all potential tax assets, due to uncertainties in its ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. The valuation allowance is based on estimates of future earnings in each of the jurisdictions in which the Company operates and the period over which its deferred tax assets will be recoverable.

The Company accounts for uncertain tax positions in accordance with U.S. GAAP. Uncertain tax positions are recorded based upon certain recognition and measurement criteria. The Company re-evaluates uncertain tax positions and considers various factors, including, but not limited to, changes in tax law and the measurement of tax positions taken or expected to be taken in tax returns. The Company adjusts the amount of the liability to reflect any subsequent changes in the relevant facts and circumstances surrounding the uncertain tax positions. The Company recognizes interest and penalties related to income tax matters in income tax expense.

The Company accrues for U.S. state taxes and foreign income taxes for jurisdictions where the Company has presence and nexus has been established.

Research and development costs are capitalized and amortized over a 15-year period in accordance with Section 174 of the Internal Revenue Code of 1986, as amended ("IRC"). The amortization period begins with the midpoint of any taxable year that IRC Section 174 costs are first incurred, regardless of whether the expenditures were made prior to or after July 1, and runs until the midpoint of year sixteen.

Certain countries in which the Company has operations have adopted legislation influenced by the Organization for Economic Cooperation and Development ("OECD") Pillar Two rules, including a minimum tax rate of 15%. It is uncertain whether the U.S. will enact legislation to adopt the Pillar Two framework. While the Company is currently not within the scope of the rules, it is continuing to review and evaluate additional guidance released by the OECD, along with the pending legislative adoption by additional individual countries where the Company operates.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law, making permanent certain provisions of the Tax Cuts and Jobs Act, including permanent 100% bonus depreciation, expensing of domestic research costs, and amendments to the business interest expense limitation. In accordance with ASC Topic 740, Income Taxes, the Company recognized the effects of the new tax law in the period of enactment. As the Company maintains a full valuation allowance on its U.S. federal deferred tax assets, the legislation did not have a material impact on its consolidated financial statements for the year ended December 31, 2025.

Foreign Currency

The functional currency of each of the Company's foreign subsidiaries is primarily the local currency of the country in which the subsidiary operates. The Company's asset and liability accounts are translated at the current exchange rate as of the balance sheet date. Revenue and expense accounts are translated at the average exchange rate over the period. Adjustments resulting from the translation of the financial statements of the Company's foreign subsidiaries into U.S. dollars are accumulated as a separate component of stockholders' equity within accumulated other comprehensive income. Gains or losses resulting from transactions denominated in foreign currencies are included in foreign currency losses, net, within the Consolidated Statement of Comprehensive Income (Loss).

Net Income (Loss) Per Share

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is based upon the weighted average number of common shares outstanding and potentially dilutive common shares during the period as determined by using the treasury stock method. Potential common equivalent shares are excluded if their effect is anti-dilutive.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income is comprised of cumulative foreign currency translation adjustments and unrealized gains and losses on available-for-sale investments and is disclosed as a separate component of stockholders' equity. Realized gain and loss amounts on available-for-sale investments are reclassified from accumulated other comprehensive income and recorded as interest and other income in the Consolidated Statements of Comprehensive Income (Loss). There were no realized gains or losses reclassified out of accumulated other comprehensive income for the years ended December 31, 2025, 2024 and 2023.

Significant Customers and Other Risks

Significant Customers

The Company's primary sources of revenue and cash flow are the sales of ORLADEYO in the United States and license revenue related to the sale of the Company's European ORLADEYO business to Neopharmed Gentili S.p.A. (see "*Note 2—Divestiture of BioCryst Ireland Limited* ") for the year ended December 31, 2025.

ORLADEYO is generally distributed through an arrangement with a single specialty pharmacy in the United States. The specialty pharmacy subsequently sells ORLADEYO to its customers (pharmacy benefit managers, insurance companies, government programs and group purchasing organizations) and dispenses product to patients. Peramivir is also generally distributed through the same specialty pharmacy in the United States. The specialty pharmacy's inability or unwillingness to continue these distribution activities could adversely impact the Company's business, results of operations and financial condition. Product revenue where the specialty pharmacy is considered the customer was approximately 88%, 87%, and 89% of total product sales for the years ended December 31, 2025, 2024, and 2023, respectively. The Company is distributing ORLADEYO in other global markets directly or through other parties.

Risks from Third-Party Manufacturing and Distribution Concentration

The Company relies on a single source manufacturer for active pharmaceutical ingredient and finished drug product manufacturing of product candidates in development and on a single specialty pharmacy for distribution of approved drug product in the United States. Delays or disruption in the manufacture or distribution of any product could adversely impact the future procurement stockpiling of the Company's commercial product, commercial revenue and product candidates.

Further, the Company's drug development activities are performed by a limited group of third-party vendors. If any of these vendors were unable to perform its services, this could significantly impact the Company's ability to complete its drug development activities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, investments, and accounts receivable. The Company maintains its cash and cash equivalents with high-credit quality financial institutions in the United States. Such amounts may exceed federally-insured limits. The Company believes it has established guidelines for investment of its excess cash relative to diversification and maturities that maintain safety and liquidity. To minimize the exposure due to adverse shifts in interest rates, the Company maintains a portfolio of investments with an average maturity of approximately 12 months or less.

The Company's receivables from sales of ORLADEYO are primarily due from one customer, resulting in a concentration of credit risk.

Recently Adopted Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 as of January 1, 2025. The adoption of this standard resulted in additional disclosures but did not have a material effect on the Company's consolidated balance sheet, statement of comprehensive income (loss), or statement of cash flows (see "*Note 14—Income Taxes*").

New Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities, on an annual and interim basis, to provide disaggregated disclosure of certain income statement expenses into specified categories within the footnotes to the financial statements. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2024-03 will have on its disclosures. The Company does not expect the adoption of this ASU to have a material effect on its consolidated balance sheet, statement of comprehensive income (loss), or statement of cash flows.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which clarifies and modernizes the accounting for costs related to internal-use software, eliminating references to project stages and clarifying the threshold entities apply to begin capitalizing costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with early adoption permitted. The Company plans to early adopt ASU 2025-06 as of January 1, 2026. The Company does not expect the adoption of this ASU to have a material effect on its consolidated balance sheet, statement of comprehensive income (loss), or statement of cash flows.

The Company does not expect any other recently issued accounting standards to have a material impact to its financial statements or disclosures.

Note 2— Divestiture of BioCryst Ireland Limited

On June 27, 2025, the Company entered into a definitive agreement (the "Stock Purchase Agreement") with BioCryst Ireland Limited ("BioCryst Ireland"), a wholly owned subsidiary that operates the European ORLADEYO business, and Neopharmed Gentili S.p.A. ("Neopharmed"). On October 1, 2025 (the "Closing"), under the terms of the Stock Purchase Agreement, the Company sold to Neopharmed all of its equity interests in BioCryst Ireland, which, together with its subsidiaries, held certain assets, rights, and employees related to the Company's European ORLADEYO business.

Concurrent with the Closing of the transactions contemplated by the Stock Purchase Agreement, on October 1, 2025, the Company and BioCryst Ireland amended and restated their existing intellectual property licence agreement pursuant to which the Company will continue to grant to BioCryst Ireland certain commercialization, manufacturing, and development rights with respect to ORLADEYO in the Territory, as defined in the Stock Purchase Agreement (the "Amended and Restated IP Licence Agreement"). The Company retains ownership and control of the underlying intellectual property. The terms of the Amended and Restated IP Licence Agreement also extend to the pediatric line extension of ORLADEYO, subject to certain regulatory approvals.

At the Closing, the Company received total cash proceeds of $254,477, comprised of the purchase price of $250,000 and customary purchase price adjustments of $4,477 as set forth in the Stock Purchase Agreement. In addition, Neopharmed will pay the Company up to $14,000 if certain revenue milestones are achieved prior to December 31, 2032. Concurrent with the Closing, Neopharmed also paid a $15,000 royalty release fee to RPI 2019 Intermediate Finance Trust on the Company's behalf. Pursuant to the Amended and Restated IP Licence Agreement, the Company is entitled to receive quarterly royalty payments from BioCryst Ireland equal to amounts owed under its Royalty Purchase Agreements with RPI and OMERS for the sale of ORLADEYO products in the Territory (See "*Note 9— Royalty Financing Obligations"*).

In connection with the Closing, on October 1, 2025, the Company entered into the following additional agreements with BioCryst Ireland:

• a supply agreement, pursuant to which the Company will be the exclusive supplier of ORLADEYO products to BioCryst Ireland for commercialization in the Territory (the "Supply Agreement");

• a global brand and support agreement, which provides for coordination of brand and regulatory activities between the Company and BioCryst Ireland regarding ORLADEYO products (the "Global Brand and Support Agreement");

• a mutual transition services agreement, pursuant to which the Company and BioCryst Ireland will provide each other with certain transition services for the periods of time and for the compensation set forth under the agreement, on customary commercial terms (the "Transition Services Agreement"); and

• a trademark license agreement, pursuant to which the Company granted to BioCryst Ireland a non-exclusive transitionary license to use the "BioCryst" name, solely to develop, manufacture and commercialize ORLADEYO products in the Territory for a limited period of time, and an exclusive license to use the ORLADEYO product name to commercialize ORLADEYO products for such uses for the term of the Amended and Restated IP Licence Agreement, in each case subject to the terms and conditions set forth therein (the "Trademark License Agreement").

The following table summarizes the carrying value of the major classes of assets and liabilities sold (in thousands):

	October 1, 2025
Cash and cash equivalents	$ 14,840
Trade receivables	10,285
Inventory, net	1,965
Prepaid expenses and other current assets	1,902
Non-current assets	4,058
Accounts payable	(1,714)
Accrued expenses	(24,371)
Other current liabilities	(338)
Non-current liabilities	(436)
Net assets sold	$ 6,191

The Company accounted for the transaction as (i) a license of intellectual property and (ii) the sale of BioCryst Ireland. The Company recognized $243,271 as "License and other revenues" in the Consolidated Statements of Comprehensive Income (Loss) at Closing related to the license which represents functional intellectual property. The Company will recognize quarterly royalty payments and milestone revenue from the license as the ORLADEYO product sales in the Territory occur. During the three months ended December 31, 2025, the Company recognized $708 related to the first quarterly royalty payment in "License and other revenues" in the Consolidated Statements of Comprehensive Income (Loss).

The Company recognized a gain on sale of $3,566, which is recorded in "Other income" in the Consolidated Statements of Comprehensive Income (Loss). The gain reflects the excess of consideration allocated to BioCryst Ireland over the carrying value of its net assets, together with the release of $1,100 of cumulative translation adjustments upon deconsolidation.

In connection with the transaction, the Company modified certain stock option awards and restricted stock unit awards held by employees who transferred to Neopharmed. The modifications allowed previously unvested awards to continue to vest and extended the post-termination exercise periods for certain vested stock option awards, subject to the employees' continued service to Neopharmed. These post-close services benefit Neopharmed and the incremental fair value conveyed through the modified awards represents consideration payable to Neopharmed and was recognized as contra-revenue when the revenue related to the license of intellectual property was recognized at Closing (see "*Note 13—Stock-Based Compensation*").

The European ORLADEYO business was not considered a discontinued operation under ASC 205-20, as it did not represent a strategic shift that would have a major effect on the Company's operations or financial results. Therefore, the results of operations for the European ORLADEYO business are included in income from continuing operations for all periods presented. BioCryst Ireland and its subsidiaries were classified as held for sale beginning in the second quarter of 2025. The Company no longer maintains any foreign operations or foreign presence in the territories formerly served by BioCryst Ireland following completion of the transaction.

Note 3— Revenue

The Company recorded the following revenues for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
ORLADEYO:			
U.S.	$ 548,779	$ 385,961	$ 288,361
Outside of U.S.	53,060	51,699	37,629
Total ORLADEYO	601,839	437,660	325,990
License revenue	243,980	—	—
Other revenues	29,018	13,052	5,422
Total revenues	$ 874,837	$ 450,712	$ 331,412

ORLADEYO revenues represent total revenues from product sales and royalties. License revenue represents revenue related to the license of intellectual property to Neopharmed (see "*Note 2— Divestiture of BioCryst Ireland Limited*") and quarterly royalty payments from BioCryst Ireland (see "*Note 9— Royalty Financing Obligations*"). Other revenues primarily relate to the Company's product sales and royalties for peramivir.

No individual country outside of the U.S. exceeded 10% of total revenues for the years ended December 31, 2025, 2024, and 2023.

Note 4— Fair Value Measurements and Investments

Fair Value Measurements

Fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value is determined based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect certain market assumptions. As a basis for considering such assumptions, U.S. GAAP establishes a three-tier value hierarchy, which prioritizes the inputs used to develop the assumptions and for measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets for identical assets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs for which there is little or no market data, which requires the Company to develop its own assumptions. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Assets measured at fair value on a recurring basis were as follows (in thousands):

97

	December 31, 2025			
	Quoted Price in Active Markets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Assets				
Money market funds	$ 35,800	$ —	$ —	$ 35,800
Obligations of U.S. Government and its agencies	—	246,175	—	246,175
Total assets measured at fair value	$ 35,800	$ 246,175	$ —	$ 281,975

	December 31, 2024			
	Quoted Price in Active Markets (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Assets				
Money market funds	$ 40,893	$ —	$ —	$ 40,893
Obligations of U.S. Government and its agencies	—	236,460	—	236,460
Total assets measured at fair value	$ 40,893	$ 236,460	$ —	$ 277,353

The Company's investments consist of fixed income securities whose valuations are based on observable direct and indirect inputs, primarily quoted prices of similar, but not identical, instruments in active markets or quoted prices for identical or similar instruments in markets that are not active. These fair values are obtained from independent pricing services.

Investments

The following tables summarize the fair value of the Company's investments by type (in thousands):

	December 31, 2025				
	Amortized Cost	**Accrued Interest**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Obligations of U.S. Government and its agencies	$ 244,455	$ 1,491	$ 234	$ (5)	$ 246,175
Total investments	$ 244,455	$ 1,491	$ 234	$ (5)	$ 246,175

	December 31, 2024				
	Amortized Cost	**Accrued Interest**	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Obligations of U.S. Government and its agencies	$ 234,902	$ 1,121	$ 451	$ (14)	$ 236,460
Total investments	$ 234,902	$ 1,121	$ 451	$ (14)	$ 236,460

As of December 31, 2025, the Company had one security with a total estimated fair value of $20,303 in an unrealized loss position. The Company believes the unrealized loss represents a temporary decline primarily resulting from interest rate changes. The Company does not have an intent to sell this investment, and it is more likely than not that the investment will be held until recovery of its amortized cost basis. As such, no allowance was recognized.

The following table summarizes the scheduled maturity for the Company's investments at December 31, 2025 and 2024 (in thousands):

| | December 31, | |
	2025	2024
Maturing in one year or less	$ 185,011	$ 216,137
Maturing after one year through two years	61,164	20,323
Total investments	$ 246,175	$ 236,460

Note 5— Trade Receivables

Product sales

Receivables from product sales are recorded for amounts due to the Company related to sales of ORLADEYO and peramivir. At December 31, 2025 and 2024, receivables, net of reserves, related to sales of ORLADEYO were $92,351 and $76,282, respectively. At December 31, 2025 and 2024, receivables related to sales of peramivir were $10,491 and $564, respectively.

License and other revenue

At December 31, 2025 and 2024, receivables related to license and other revenue were $3,976 and $2,223, respectively.

Note 6— Inventory

At December 31, 2025 and 2024, the Company's inventory related to ORLADEYO and peramivir.

The Company's inventories consisted of the following (in thousands):

| | December 31, | |
	2025	2024
Raw materials	$ 9,997	$ 10,006
Work-in-process	12,891	16,152
Finished goods	7,275	7,765
Total inventory	30,163	33,923
Reserves	(775)	(2,649)
Total inventory, net	$ 29,388	$ 31,274

Note 7— Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31,	
	2025	**2024**
Furniture and fixtures	$ 1,201	$ 1,463
Office equipment	620	729
Software	326	1,252
Laboratory equipment	5,593	6,222
Leasehold improvements	10,437	10,363
Construction in progress	—	97
Total property and equipment	18,177	20,126
Less accumulated depreciation and amortization	(9,394)	(12,349)
Property and equipment, net	$ 8,783	$ 7,777

Depreciation expense for the years ended December 31, 2025, 2024, and 2023 was $1,389, $1,246, and $1,655, respectively.

During the year ended December 31, 2023, the Company recorded an impairment loss of $1,548 and contract termination fees of $440 related to the discontinuation of the Birmingham research facilities expansion, which was recognized in research and development expenses during the year ended December 31, 2023. The Company did not record any impairment losses during the years ended December 31, 2025 and 2024.

Note 8— Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2025	**2024**
Compensation and benefits	$ 50,857	$ 48,631
Revenue-related reserves for discounts and allowances	26,632	32,116
Professional fees	11,899	6,637
Research and development costs	10,163	9,198
Inventory	10,002	836
Royalties payable	8,960	14,590
Transaction-related costs	5,480	—
Other	2,420	1,284
Total accrued expenses	$ 126,413	$ 113,292

Note 9— Royalty Financing Obligations

On December 7, 2020, the Company and RPI 2019 Intermediate Finance Trust ("RPI") entered into a Purchase and Sale Agreement (the "2020 RPI Royalty Purchase Agreement"), pursuant to which the Company sold to RPI the right to receive certain royalty payments from the Company for a purchase price of $125,000 in cash. Under the 2020 RPI Royalty Purchase Agreement, RPI is entitled to receive tiered, sales-based royalties on net product sales of ORLADEYO in the United States and certain key European markets (collectively, the "Key Territories"), and other markets where the Company sells ORLADEYO directly or through distributors (collectively, the "Direct Sales") in an amount equal to: (i) 8.75% of aggregate annual net sales of ORLADEYO for annual net sales up to $350,000 and (ii) 2.75% of annual net sales for annual net sales between $350,000 and $550,000. No royalty payments are payable on annual Direct Sales over $550,000.

Under the 2020 RPI Royalty Purchase Agreement, RPI is also entitled to receive a tiered revenue share on ORLADEYO sublicense revenue or net sales by licensees outside of the Key Territories (the "Other Markets") equal to: (i) 20% of the proceeds received by the Company for upfront license fees and development milestones for ORLADEYO in the Other Markets, (ii) 20% of proceeds received on annual net sales of up to $150,000 in the Other Markets, and (iii) 10% of proceeds received by the Company on annual net sales between $150,000 and $230,000 in the Other Markets. No royalty payments are payable on annual net sales above $230,000 in the Other Markets.

On November 19, 2021, the Company and RPI entered into (i) a Purchase and Sale Agreement (the "2021 RPI Royalty Purchase Agreement" and together with the 2020 RPI Royalty Purchase Agreement, the "RPI Royalty Purchase Agreements"), pursuant to which the Company sold to RPI the right to receive certain royalty payments from the Company for a purchase price of $150,000 in cash, and (ii) a Purchase and Sale Agreement with OCM IP Healthcare Holdings Limited, an affiliate of OMERS Capital Markets ("OMERS") (the "OMERS Royalty Purchase Agreement" and collectively with the RPI Royalty Purchase Agreements, the "Royalty Purchase Agreements"), pursuant to which the Company sold to OMERS the right to receive certain royalty payments from the Company for a purchase price of an additional $150,000 in cash.

Under the 2021 RPI Royalty Purchase Agreement, RPI is entitled to receive tiered, sales-based royalties on Direct Sales in an amount equal to: (i) 0.75% of aggregate annual net sales of ORLADEYO for annual net sales up to $350,000 and (ii) 1.75% of annual net sales of ORLADEYO for annual net sales between $350,000 and $550,000. No royalty payments are payable on Direct Sales over $550,000. RPI is also entitled to receive a tiered revenue share on ORLADEYO sublicense revenue or net sales by licensees in the Other Markets in an amount equal to (i) 3.0% of proceeds received by the Company on annual net sales of up to $150,000 in the Other Markets and (ii) 2.0% of proceeds received by the Company on annual net sales between $150,000 and $230,000 in the Other Markets. No royalty payments are payable on annual net sales above $230,000 in the Other Markets.

The royalties payable under the 2021 RPI Royalty Purchase Agreement are in addition to the royalties payable to RPI under the 2020 RPI Royalty Purchase Agreement.

Concurrent with entering into the 2021 RPI Royalty Purchase Agreement, the Company and RPI entered into a Common Stock Purchase Agreement pursuant to which the Company sold common stock to RPI for a premium of $4,269. The premium was deferred and is being amortized through interest expense using the effective interest method over the term of the applicable arrangement.

Under the OMERS Royalty Purchase Agreement, for the calendar quarter beginning October 1, 2023, OMERS was entitled to receive tiered, sales-based royalties on Direct Sales in an amount equal to: (i) 7.5% of aggregate annual net sales of ORLADEYO for annual net sales up to $350,000 and (ii) 6.0% of annual net sales of ORLADEYO for annual net sales between $350,000 and $550,000 (with no royalty payments payable on annual Direct Sales over $550,000). Commencing with the calendar quarter beginning January 1, 2024, OMERS is entitled to receive tiered, sales-based royalties on Direct Sales in an amount equal to: (i) 10.0% of aggregate annual net sales of ORLADEYO for annual net sales up to $350,000 and (ii) 3.0% of annual net sales of ORLADEYO for annual net sales between $350,000 and $550,000 (with no royalty payments payable on annual Direct Sales over $550,000).

Under the OMERS Royalty Purchase Agreement, OMERS is also entitled to receive a tiered revenue share on ORLADEYO sublicense revenue or net sales by licensees in the Other Markets in an amount equal to: (i) 20.0% of the proceeds received by the Company for upfront license fees and development milestones for ORLADEYO in the Other Markets, (ii) 20.0% of proceeds received by the Company on annual net sales of up to $150,000 in the Other Markets, and (iii) 10.0% of proceeds received by the Company on annual net sales between $150,000 and $230,000 in the Other Markets. No royalty payments are payable on annual net sales above $230,000 in the Other Markets. OMERS is also entitled to receive profit share amounts of up to 10% from certain other permitted sales in certain other markets.

Under the 2020 RPI Royalty Purchase Agreement, the Company is required to make royalty payments of amounts owed to RPI each calendar quarter following the first commercial sale of ORLADEYO in any country. Under the 2021 RPI Royalty Purchase Agreement, the Company is required to make payments to RPI in respect of net sales or sublicense revenue in each calendar quarter from and after October 1, 2021. Under the OMERS Royalty Purchase Agreement, the Company is required to make payments to OMERS in respect of net sales or sublicense revenue in each calendar quarter from and after October 1, 2023. OMERS will no longer be entitled to receive any payments on the date in which aggregate payments actually received by OMERS equals 155.0% of the $150,000 purchase price.

The transactions contemplated by each of the Royalty Purchase Agreements are referred to herein as the "Royalty Sales".

Under the Royalty Purchase Agreements, the Company has agreed to specified affirmative and negative covenants, including covenants regarding periodic reporting of information by the Company to RPI and OMERS, third-party audits of royalties paid under the Royalty Purchase Agreements, and restrictions on the ability of the Company or any of its subsidiaries to incur indebtedness other than certain royalty sales and as was permitted to be incurred under the terms of the Athyrium Credit Agreement (as defined in Note 10 herein) through its payoff and termination on April 17, 2023 or, subsequent to that date, the Pharmakon Loan Agreement (as defined in Note 10 herein), as applicable. See "*Note 10— Debt*" for further details on the Athyrium Credit Agreement and the Pharmakon Loan Agreement. The restrictions under the Royalty Purchase Agreements on the ability of the Company or any of its subsidiaries to incur indebtedness are eliminated after the achievement of certain specified milestones in the Royalty Purchase Agreements.

In connection with the Stock Purchase Agreement, RPI and OMERS provided their written consent of the consummation of the sale of the Company's European ORLADEYO business. Concurrent with the Closing, Neopharmed paid a $15,000 royalty release fee to RPI on behalf of the Company, which is included in "License and other revenues" in the Consolidated Statements of Comprehensive Income (Loss), and the Company paid a $500 royalty release fee to OMERS. The payments were accounted for as a debt modification and the royalty release fees, totaling $15,500, were capitalized as a reduction to "Royalty financing obligations" in the Consolidated Balance Sheets and are being amortized as interest expense using the effective interest rate method. In accordance with the Stock Purchase Agreement, the Company will receive quarterly royalty payments from BioCryst Ireland equal to amounts owed under its Royalty Purchase Agreements with RPI and OMERS for the sale of ORLADEYO products in the Territory, which are recognized as "License and other revenues" in the Consolidated Statements of Comprehensive Income (Loss). See "*Note 2—Divestiture of BioCryst Ireland Limited*" for additional information on the sale of the Company's European ORLADEYO business.

The cash consideration obtained pursuant to the Royalty Purchase Agreements is recorded in "Royalty financing obligations" in the Company's Consolidated Balance Sheets. Deferred financing costs, which consisted primarily of advisory and legal fees, were capitalized as a reduction to "Royalty financing obligations" and are being amortized using the effective interest method over the terms of the arrangements. The fair values of the royalty financing obligations at the time of the transactions were based on the Company's estimates of future royalties expected to be paid to the counterparties over the terms of the arrangements. The Company subsequently records the obligations at their carrying values using the effective interest method. As of December 31, 2025 and 2024, the carrying values of the royalty financing obligations under the Royalty Purchase Agreements approximated their fair values and were measured based on the Company's current estimates of future payments to RPI and OMERS over the lives of the agreements, which are considered Level 3 inputs. The Company utilizes the prospective method to account for subsequent changes in the estimated future royalties to be paid by the Company to the counterparties over the lives of the arrangements. Under the prospective method, new effective interest rates are determined based on the revised estimates of future cash flows. The new effective interest rates are the discount rates that equate the present value of the revised estimates of remaining cash flows with the carrying amounts of the royalty financing obligations and will be used to recognize interest expense for the remaining periods. The Company periodically assesses the amount and timing of expected royalty payments using internal projections of future net product sales, which are based on key assumptions, including paid patients and price. To the extent such payments are greater or less than the Company's initial estimates or the timing of such payments is materially different than its original estimates, the Company will prospectively adjust the amortization of the royalty financing obligations and the effective interest rates. On a quarterly basis, the Company assesses the projected royalty payments relative to the projected interest accretion for the next twelve months to determine if the royalty liability balances are reduced relative to the current outstanding liabilities. In such case of excess payments relative to interest accretion for the next twelve months, the excess payments are considered to be a short-term liability and classified within current liabilities in the Company's Consolidated Balance Sheets.

During the year ended December 31, 2025, there were no significant changes to the amount and timing of expected royalties under the Royalty Purchase Agreements based on the Company's latest forecasts related to ORLADEYO sales.

The following table shows the royalty financing obligations activity for the years ended December 31, 2025, 2024, and 2023 (in thousands) as well as the effective interest rate as of December 31, 2025:

	2020 RPI Royalty Agreement	2021 RPI Royalty Agreement	OMERS Royalty Agreement	Total
Balance as of December 31, 2022	$ 164,981	$ 173,651	$ 163,023	$ 501,655
Non-cash interest expense on royalty financing obligations	38,267	14,188	17,901	70,356
Royalty revenues paid and payable	(28,768)	(2,494)	(9,150)	(40,412)
Balance as of December 31, 2023	$ 174,480	$ 185,345	$ 171,774	$ 531,599
Non-cash interest expense on royalty financing obligations	39,585	—	16,384	55,969
Royalty revenues paid and payable	(33,652)	(4,205)	(35,982)	(73,839)
Balance as of December 31, 2024	$ 180,413	$ 181,140	$ 152,176	$ 513,729
Non-cash interest expense on royalty financing obligations	39,240	—	13,923	53,163
Royalty revenues paid and payable	(37,267)	(6,296)	(42,141)	(85,704)
Payment of royalty release fees	(12,827)	(2,173)	(500)	(15,500)
Balance as of December 31, 2025	$ 169,559	$ 172,671	$ 123,458	$ 465,688
Effective interest rate	23.4%	—%	10.3%	

Cash paid for interest on the royalty financing obligations was $68,428, $77,155, and $29,337 for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 10—Debt

Pharmakon Loan Agreement

On April 17, 2023, the Company entered into a $450,000 Loan Agreement (the "Pharmakon Loan Agreement") with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent for the lenders. Certain of the Company's wholly-owned subsidiaries were guarantors to the Pharmakon Loan Agreement. The Pharmakon Loan Agreement provided for an initial term loan in the principal amount of $300,000 (the "Tranche A Loan") funded on April 17, 2023 (the "Tranche A Closing Date"). The Company used a portion of the proceeds from the Tranche A Loan to repay the $241,787 of outstanding indebtedness (principal and interest due as of April 17, 2023) under the then-existing Athyrium Credit Agreement (defined below) and to pay associated transaction costs and fees, and used the remaining net proceeds of $25,805 for other general corporate purposes.

The Pharmakon Loan Agreement also provided for three additional term loan tranches, at the Company's option, in principal amounts of $50,000 each (each a "Subsequent Tranche Loan" and, collectively with the Tranche A Loan, the "Pharmakon Term Loans" and each, a "Pharmakon Term Loan"). The Company chose not to request any Subsequent Tranche Loans and the options have since expired. The maturity date of the Pharmakon Loan Agreement was April 17, 2028 (the "Maturity Date"), the fifth anniversary of the Tranche A Closing Date.

The Pharmakon Loan Agreement provided for quarterly interest-only payments until the Maturity Date, with the unpaid principal amount of the outstanding Pharmakon Term Loans due and payable on the Maturity Date. During the first 18 months following the Tranche A Closing Date, the Company had the option to make a portion of the applicable interest payment on the Tranche A Loan in-kind (a "Pharmakon PIK Interest Payment") by capitalizing as principal up to 50% of the amount of interest accrued on the Tranche A Loan during the applicable interest period. The Pharmakon Term Loans bore interest at a rate equal to the three-month Secured Overnight Financing Rate ("SOFR"), which could be no less than 1.75%, plus 7.00%, per annum or, for each interest period in which a Pharmakon PIK Interest Payment was made, with respect to the Tranche A Loan, SOFR plus 7.25%, per annum.

The Tranche A Loan accrued interest at an effective interest rate of 12.27% during the period in which the debt was outstanding for the year ended December 31, 2025, compared to 13.14% and 13.30% for the years ended December 31, 2024 and 2023, respectively.

The Pharmakon Loan Agreement also contained representations and warranties and affirmative and negative covenants customary for financings of this type, as well as customary events of default.

In 2025, the Company paid off in full the outstanding principal balance on the Pharmakon Term Loan in three separate prepayments totaling $323,704. In accordance with the Pharmakon Loan Agreement, the voluntary prepayments were subject to a prepayment premium equal to 3.00% of the principal amount of the Pharmakon Term Loan being prepaid. As a result, the Company incurred $9,711 and $173 in prepayment premiums and fees, respectively. Additionally, unamortized deferred financing costs of $7,448 associated with the Pharmakon Term Loan were written-off at the time of the repayments. Collectively, the prepayment premiums, fees, and unamortized deferred financing costs totaled $17,332 and are reflected as a one-time loss on extinguishment of debt in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2025.

Interest expense and on the Tranche A Loan for the year ended December 31, 2025 was $23,274 and quarterly interest payments were paid at the end of each quarterly period.

As of December 31, 2024, the Company had total borrowings of $300,000 under the Pharmakon Loan Agreement. Interest expense on the Tranche A Loan for the year ended December 31, 2024 was $39,874. As allowable under the Pharmakon Loan Agreement, the Company designated and accounted for 50% of the quarterly interest payments for each of the three months ended March 31, 2024 and June 30, 2024 as a Pharmakon PIK Interest Payment and the total amount of $10,041 was added to the outstanding principal balance of the borrowing. The remaining 50% of the total quarterly interest payments for the three months ended March 31, 2024 and June 30, 2024 and the full quarterly interest payments for the three months ended September 30, 2024 and December 31, 2024 totaling $29,833 in aggregate was paid at the end of each quarterly period. As of December 31, 2024, borrowings, including the Pharmakon PIK Interest Payments, totaled $323,704.

As of December 31, 2023, the Company had total borrowings of $300,000 under the Pharmakon Loan Agreement. Interest expense on the Tranche A Loan for the year ended December 31, 2023 was $27,326. As allowable under the Pharmakon Loan Agreement, the Company designated and accounted for 50% of the quarterly interest payments for the year ended December 31, 2023 as a Pharmakon PIK Interest Payment and the total amount of $13,663 was added to the outstanding principal balance of the borrowing. The remaining 50% of the total quarterly interest payments of $13,663 was paid at the end of each quarterly period. As of December 31, 2023, borrowings, including the Pharmakon PIK Interest Payments, totaled $313,663.

The fair value of the debt approximated its carrying value based on prevailing interest rates as of the balance sheet date and was considered as Level 2 in the fair value hierarchy.

Debt fees and issuance costs incurred with the Tranche A Loan under the Pharmakon Loan Agreement totaled $11,147 and were deferred and amortized as interest expense on an effective interest rate method over the term of the Tranche A Loan. Deferred financing amortization of $1,387, $1,597, and $715 was recognized for the years ended December 31, 2025, 2024, and 2023, respectively.

Athyrium Credit Agreement

On December 7, 2020, the Company entered into a $200,000 Credit Agreement (the "Athyrium Credit Agreement") with Athyrium Opportunities III Co-Invest 1 LP ("Athyrium"), as lender and as administrative agent for the lenders. Certain of the Company's direct and indirect subsidiaries were guarantors to the Athyrium Credit Agreement. The Athyrium Credit Agreement provided for an initial term loan in the principal amount of $125,000 (the "Term A Loan"), which was received by the Company on December 7, 2020.

The Athyrium Credit Agreement also provided for two additional term loans, at the Company's option, in the respective principal amounts of $25,000 (the "Term B Loan") and $50,000 (the "Term C Loan" and, collectively with the Term A Loan and the Term B Loan, the "Athyrium Term Loans"). Having achieved all required revenue-based milestones, the Company exercised its option to draw upon the additional funding available under the Athyrium Credit Agreement, borrowing the principal amounts of $25,000 under the Term B Loan and $50,000 under the Term C Loan. Both the Term B Loan and the Term C Loan were funded on July 29, 2022 in the aggregate principal amount of $75,000. The Company incurred deferred debt fees and issuance costs associated with the Term B and Term C Loans of $3,428. The Term B Loan and the Term C Loan were subject to all the provisions under the Athyrium Credit Agreement.

The Athyrium Term Loans accrued interest at an effective interest rate of 13.71% during the period in which the debt was outstanding for the year ended December 31, 2023.

Quarterly interest payments under the Athyrium Credit Agreement for the year ended December 31, 2023 totaled $8,476. Deferred financing amortization of $1,069 was recognized for the year ended December 31, 2023.

On April 17, 2023, the outstanding principal of the Athyrium Term Loans, including the Athyrium PIK Interest Payments of $240,452 along with interest accrued of $1,335 for the first 17 days of the quarterly interest period ended June 30, 2023, was repaid with the funding received through the Pharmakon Loan Agreement.

In accordance with the Athyrium Credit Agreement, upon the prepayment or repayment of all or any of the Athyrium Term Loans, the Company was obligated to pay an exit fee in an amount equal to 2.00% of the principal amount of the Athyrium Term Loans prepaid or repaid. In addition, each Athyrium Term Loan was subject to a 1.00% commitment fee at its respective borrowing date. As a result, the Company incurred prepayment and final payment fees of $17,261 upon repayment of the Athyrium Term Loans. Additionally, unamortized deferred financing costs of $11,758 associated with the Athyrium Term Loans were written off at the time of repayment. Collectively, the prepayment and final payment fees and unamortized deferred financing costs totaled $29,019 and are reflected as a one-time loss on extinguishment of debt in the Consolidated Statements of Comprehensive Income (Loss) for the year ended December 31, 2023.

Note 11— Lease Obligations

The Company leases certain assets under operating leases, which primarily consist of real estate leases, and finance leases, which generally consist of laboratory equipment leases and office equipment leases. The Company's real estate agreements expire at various times between 2026 through 2033 and include renewal options that range from three to five years in length.

Lease expense under operating and finance leases was as follows (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Operating lease expense	$ 2,007	$ 2,301	$ 2,018
Finance lease expense:			
Amortization of right-of-use assets	2,099	1,766	1,212
Interest on lease liabilities	340	316	201
Total finance lease expense	$ 2,439	$ 2,082	$ 1,413

Other supplemental information related to leases was as follows:

| | As of December 31, | |
	2025	2024
Weighted average remaining lease term:		
Operating leases	9.4 years	9.0 years
Finance leases	2.3 years	2.6 years
Weighted average discount rate:		
Operating leases	10.70 %	10.91 %
Finance leases	9.77 %	8.66 %

The following table summarizes the presentation in the Consolidated Balance Sheets of the Company's operating leases (in thousands):

	Balance Sheet Location	As of December 31,	
		2025	**2024**
Operating lease assets:			
Operating lease assets, net	Right of use assets	$ 7,548	$ 8,061
Operating lease liabilities:			
Current operating lease liabilities	Operating lease liabilities – current liabilities	$ 317	$ 937
Non-current operating lease liabilities	Operating lease liabilities – long-term liabilities	8,571	7,924
Total operating lease liabilities		$ 8,888	$ 8,861

The following table summarizes the presentation in the Consolidated Balance Sheets of the Company's finance leases (in thousands):

	Balance Sheet Location	As of December 31,	
		2025	**2024**
Finance lease assets:			
Finance lease assets, net	Right of use assets	$ 2,655	$ 3,947
Finance lease liabilities:			
Current finance lease liabilities	Finance lease liabilities – current liabilities	$ 1,312	$ 1,835
Non-current finance lease liabilities	Finance lease liabilities – long-term liabilities	1,441	2,124
Total finance lease liabilities		$ 2,753	$ 3,959

Operating lease assets are recorded net of accumulated amortization of $2,305 and $6,065 as of December 31, 2025 and 2024, respectively. Finance lease assets are recorded net of accumulated amortization of $3,798 and $4,059 as of December 31, 2025 and 2024, respectively.

Maturities of lease liabilities as of December 31, 2025 are as follows (in thousands):

	Operating Leases	Finance Leases
2026	$ 1,153	$ 1,520
2027	1,462	1,050
2028	1,506	486
2029	1,538	26
2030	1,590	—
Thereafter	7,433	—
Total lease payments	14,682	3,082
Less imputed interest	(5,794)	(329)
Total	$ 8,888	$ 2,753

Supplemental cash flow information related to leases was as follows (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows for finance leases	$ 340	$ 316	$ 201
Operating cash flows for operating leases	$ 1,466	$ 2,156	$ 1,920
Operating lease assets obtained in exchange for operating lease liabilities	$ 366	$ 438	$ 4,695
Finance lease assets obtained in exchange for finance lease liabilities	$ 870	$ 1,391	$ 2,971
Non-cash increase to operating lease assets due to remeasurement of operating lease liabilities	$ 786	$ 254	$ 924

Note 12— Stockholders' Equity

Sales of Common Stock

On November 20, 2025, the Company filed with the Securities and Exchange Commission (the "SEC"), and amended on December 15, 2025, a registration statement on Form S-4. This registration statement was declared effective by the SEC on December 18, 2025 and registered the Company's offer of up to 45,000 shares of the Company's common stock in connection with the Merger (as defined in "*Note 21— Subsequent Events*" herein).

On February 27, 2024, the Company filed an automatic shelf registration statement on Form S-3 with the SEC. This shelf registration statement became effective automatically upon filing and allows the Company to sell an indeterminate number of securities, including common stock, preferred stock, depositary shares, purchase contracts, warrants, debt securities, and units, from time to time at prices and on terms to be determined at the time of sale.

On October 23, 2023, certain entities affiliated with Baker Bros. Advisors LP (the "Baker Entities") net exercised the remaining balance of the pre-funded warrants held by such Baker Entities that were issued on November 21, 2019. Additionally, certain of the Baker Entities net exercised all of the pre-funded warrants that were issued on June 1, 2020. The exercises resulted in the issuance of 14,997 common shares.

Shares Reserved for Future Issuance of Common Stock

The Company had reserved shares of common stock for issuance as follows (in thousands):

	December 31,	
	2025	**2024**
Shares reserved for exercises of outstanding stock options	43,344	44,240
Shares reserved for vesting of restricted stock units	12,166	10,112
Shares reserved for future issuance under the Stock Incentive Plan	6,852	1,065
Shares reserved for future issuance under the Inducement Equity Incentive Plan	1,460	1,699
Shares reserved for future issuance under the Employee Stock Purchase Plan	4,674	5,042
Total shares reserved for future issuance	68,496	62,158

Note 13— Stock-Based Compensation

As of December 31, 2025, the Company had three stock-based employee compensation plans: the Amended and Restated Stock Incentive Plan ("Incentive Plan"), the Amended and Restated Inducement Equity Incentive Plan ("Inducement Plan") and the Amended and Restated Employee Stock Purchase Plan ("ESPP"). The Incentive Plan was most recently amended and restated on April 21, 2025 and approved by the Company's stockholders on June 12, 2025. The Inducement Plan was most recently amended and restated by the Company's Board of Directors on October 26, 2023. The ESPP was most recently amended and restated by the Company's Board of Directors on July 7, 2023.

The Company recorded the following stock-based compensation expense (in thousands):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
Incentive Plan	$	77,203	$	56,207	$	44,581
Inducement Plan		7,113		8,414		9,958
ESPP		821		792		1,076
Total stock-based compensation costs		85,137		65,413		55,615
Capitalized stock-based compensation costs		(71)		—		—
Total stock-based compensation costs included in operating expenses	$	85,066	$	65,413	$	55,615

The following table summarizes the presentation of stock-based compensation expense in the Consolidated Statement of Comprehensive Income (Loss):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
Research and development	$	29,510	$	31,285	$	29,377
Selling, general and administrative		55,556		34,128		26,238
Total stock-based compensation costs included in operating expenses	$	85,066	$	65,413	$	55,615

Retirement Policy

In July 2024, the Company adopted the BioCryst Pharmaceuticals, Inc. Equity Award Retirement Policy (the "Retirement Policy"). The Retirement Policy provides for the continued vesting of certain unvested awards granted more than one year prior to the date of retirement according to the original vesting schedule of the award. Employees are eligible for the Retirement Policy upon meeting age, service, and notice period requirements and receipt of notice of their eligibility from the Company. The Company considered the adoption of the Retirement Policy to be a modification of existing awards under ASC Topic 718, *Compensation - Stock Compensation* ("ASC 718"). The modification did not result in any incremental compensation cost. However, the adoption of the Retirement Policy resulted in a new estimate of the requisite service period for certain awards. In connection with the modification as a result of the adoption of the Retirement Policy, the Company accelerated the recognition of stock-based compensation expense of $7,569 during the year ended December 31, 2024.

Extension of Exercise Period

In December 2025, the Company extended the post-termination exercise period of certain vested stock option awards at the time of retirement for certain individuals to the original expiration date of the option awards. The Company considered this to be a modification of existing awards under ASC 718 and determined the incremental fair value associated with the modification using a binomial lattice model. In connection with the modification, the Company recognized incremental stock-based compensation expense of $11,267 during the year ended December 31, 2025.

Sale of the European ORLADEYO Business

In connection with the sale of the European ORLADEYO business, the Company modified certain outstanding stock option awards and restricted stock unit awards held by employees who transferred to Neopharmed. Under the original terms of the Company's Incentive Plan and Inducement Plan, unvested awards would have been forfeited upon the employees' termination with the Company at Closing. As part of the negotiated transaction, the Company approved modifications that (i) allowed previously unvested awards to continue to vest based on continued service to Neopharmed after Closing and (ii) extended the post-termination exercise period for certain vested stock option awards.

The modified terms provide for continued vesting and extended exercisability only if the employees remain employed by Neopharmed for specified periods following the Closing. As the vesting of the modified awards depends on service to Neopharmed, the awards are considered to contain an "other" condition under ASC 718 and are therefore classified as liability awards until the service to Neopharmed is provided.

The Company considered the continued vesting of unvested awards to be a Type III modification under ASC 718 and measured the awards at their modification-date fair value. The Company considered the extension of the post-termination exercise period for certain vested stock option awards to be a Type I modification under ASC 718 and calculated the incremental fair value provided in the modification on the modification date. As the post-close services benefit Neopharmed and the fair value conveyed through the modified awards represents consideration payable to Neopharmed, the total fair value of $17,548 resulting from the modifications was recognized as contra-revenue when the revenue related to the license of intellectual property was recognized at Closing pursuant to ASC 606 (see "*Note 2— Divestiture of BioCryst Ireland Limited*"). The liability for the modified awards is remeasured to fair value each reporting period. The options are valued using a Black-Scholes option pricing model which incorporates significant unobservable inputs. This remeasurement resulted in the recognition of a $4,313 gain in Other income in the Consolidated Statement of Comprehensive Income (Loss) and a $2,050 increase to additional paid-in capital for the year ended December 31, 2025.

Stock Incentive Plan

The Company grants stock option awards and restricted stock unit awards to its employees, directors, and consultants under the Incentive Plan. Under the Incentive Plan, stock option awards are granted with an exercise price equal to the market price of the Company's common stock at the date of grant. Stock option awards and restricted stock unit awards granted to employees generally vest 25% each year until fully vested after four years.

Stock option awards and restricted stock unit awards granted to non-employee directors of the Company generally vest over one year. Stock option awards granted to new non-employee directors when they first join the Company's Board of Directors generally vest, subject to the terms of the Incentive Plan, in 36 equal monthly installments over a three-year period measured from the grant date. All stock option awards have contractual terms of 10 years. Restricted stock unit awards granted to new non-employee directors when they first join the Company's Board of Directors generally vest, subject to the terms of the Incentive Plan, in three equal annual installments beginning on the first anniversary of the grant date.

The vesting and exercise provisions of all awards granted under the Incentive Plan are subject to acceleration in the event of certain stockholder-approved transactions, or upon the occurrence of a change in control as defined in the Incentive Plan.

The following table summarizes stock option activity under the Incentive Plan:

	Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	39,082	$ 7.96		
Granted	4,714	7.38		
Exercised	(1,224)	5.23		$ 4,139
Cancelled or Forfeited	(3,908)	9.34		
Outstanding at December 31, 2025	38,664	$ 7.83	5.67	$ 34,248
Exercisable at December 31, 2025	26,503	$ 7.98	4.39	$ 26,715
Vested and expected to vest at December 31, 2025	37,372	$ 7.84	5.57	$ 33,360

The total intrinsic value of stock option awards exercised under the Incentive Plan was $863 and $3,601 during the years ended December 31, 2024 and 2023, respectively. The aggregate intrinsic value represents the total proceeds (calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the

Company's common stock on the date of exercise for those stock options) received by all individuals who exercised stock option awards during the period.

The following table summarizes restricted stock unit activity under the Incentive Plan:

	Shares (in thousands)	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	9,289	$ 7.73
Granted	5,804	7.26
Vested	(2,548)	8.34
Forfeited	(1,404)	6.13
Unvested at December 31, 2025	11,141	$ 7.40

For restricted stock unit awards granted under the Incentive Plan, the fair value of the awards is determined based on the market value of the Company's shares on the grant date. The weighted average grant date fair value of these awards granted during 2025, 2024, and 2023 was $7.26, $7.32, and $6.71, respectively. The fair value of the restricted stock unit awards is amortized to expense over the vesting periods using a straight-line expense attribution method.

As of December 31, 2025, total unrecognized compensation cost related to unvested restricted stock unit awards granted under the Incentive Plan was $63,984, which is expected to be recognized over a weighted average period of 3.1 years.

Inducement Equity Incentive Plan

The Company has the ability to grant stock option and restricted stock unit awards to newly-hired employees as inducements material to each employee entering employment with the Company. Awards granted to newly-hired employees generally vest 25% each year until fully vested after four years and are subject to the terms and conditions of the Inducement Plan. All stock option awards have contractual terms of 10 years. The vesting and exercise provisions of all awards granted under the Inducement Plan are subject to acceleration in the event of certain stockholder-approved transactions, or upon the occurrence of a change in control as defined in the Inducement Plan.

The following table summarizes stock option activity under the Inducement Plan:

	Shares (in thousands)	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	5,158	$ 8.44		
Granted	268	7.57		
Exercised	(266)	5.66		$ 1,018
Cancelled or Forfeited	(480)	10.54		
Outstanding at December 31, 2025	4,680	$ 8.33	4.41	$ 7,454
Exercisable at December 31, 2025	3,607	$ 8.24	3.70	$ 6,758
Vested and expected to vest at December 31, 2025	4,432	$ 8.33	4.46	$ 7,247

The total intrinsic value of stock option awards exercised under the Inducement Plan was $495 and $1,803 during the years ended December 31, 2024 and 2023, respectively. The aggregate intrinsic value represents the total proceeds (calculated as the difference between the exercise price of the underlying stock options and the estimated fair value of the

Company's common stock on the date of exercise for those stock options) received by all individuals who exercised stock option awards during the period.

The following table summarizes restricted stock unit activity under the Inducement Plan:

	Shares (in thousands)	Weighted Average Grant Date Fair Value
Unvested at December 31, 2024	823	$ 8.53
Granted	641	8.14
Vested	(248)	9.25
Forfeited	(191)	8.16
Unvested at December 31, 2025	1,025	$ 8.17

For restricted stock unit awards granted under the Inducement Plan, the fair value of the awards is determined based on the market value of the Company's shares on the grant date. The weighted average grant date fair value of these awards granted during 2025, 2024, and 2023 was $8.14, $6.51, and $7.81, respectively. The fair value of the restricted stock unit awards is amortized to expense over the vesting periods using a straight-line expense attribution method.

As of December 31, 2025, total unrecognized compensation cost related to unvested restricted stock unit awards granted under the Inducement Plan was $5,972, which is expected to be recognized over a weighted average period of 3.0 years.

Weighted Average Assumptions for Stock Option Awards Granted to Employees and Directors under the Incentive and Inducement Plans

For stock option awards granted under the Incentive Plan and the Inducement Plan, the fair value is estimated on the date of grant using a Black-Scholes option pricing model and the assumptions noted below. The fair value of the stock option awards is amortized to expense over the vesting periods using a straight-line expense attribution method.

Historically, the expected term was based on the average of the assumption that all outstanding stock option awards will be exercised at full vesting and the assumption that all outstanding stock option awards will be exercised at the midpoint of the current date (if already vested) or at full vesting (if not yet vested) and the full contractual term. Effective July 1, 2023, the expected term is based on the historical settlement of options by taking into account exercises and post-vesting terminations and weighing them based on the number of options settled. This change in approach did not have a significant impact on the value of the stock option awards granted. The expected volatility represents the historical volatility on the Company's publicly-traded common stock. The Company has assumed no expected dividend yield, as dividends have never been paid to stock or option holders and will not be paid for the foreseeable future. The weighted average risk-free interest rate is the implied yield currently available on zero-coupon government issues with a remaining term equal to the expected term.

Stock Incentive Plan

The following table summarizes the key assumptions used by the Company to value the stock option awards granted under the Incentive Plan during the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
	2025	2024	2023
Expected Term in Years	6.4	5.7	5.7
Expected Volatility	74.8 %	83.5 %	82.5 %
Expected Dividend Yield	0.0 %	0.0 %	0.0 %
Risk-Free Interest Rate	3.9 %	4.5 %	3.9 %
Weighted average grant date fair value per share	$ 5.14	$ 5.28	$ 4.75

111

The total fair value of the stock option awards vested under the Incentive Plan was $31,005, $35,151, and $33,731 during the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, total unrecognized compensation cost related to unvested stock option awards granted under the Incentive Plan was $47,444, which is expected to be recognized over a weighted average period of 2.6 years.

Inducement Equity Incentive Plan

The following table summarizes the key assumptions used by the Company to value the stock option awards granted under the Inducement Plan during the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,		
	2025	2024	2023
Expected Term in Years	6.4	5.8	5.6
Expected Volatility	79.3 %	83.3 %	83.5 %
Expected Dividend Yield	0.0 %	0.0 %	0.0 %
Risk-Free Interest Rate	3.9 %	4.2 %	4.0 %
Weighted average grant date fair value per share	$ 5.47	$ 4.61	$ 5.79

The total fair value of the stock option awards vested under the Inducement Plan was $5,354, $7,225, and $7,698 during the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, total unrecognized compensation cost related to unvested stock option awards granted under the Inducement Plan was $3,953, which is expected to be recognized over a weighted average period of 2.3 years.

Employee Stock Purchase Plan

The Company has reserved a total of 7,975 shares of common stock to be purchased under the ESPP, of which 4,674 shares remain available for purchase at December 31, 2025. Eligible employees may authorize up to 15% of their salary to purchase common stock at the lower of 85% of the beginning or 85% of the ending price during six-month purchase intervals. No more than three thousand shares may be purchased by any one employee at each purchase date, and no employee may purchase stock having a fair market value at the commencement date of $25 or more in any one calendar year.

During the years ended December 31, 2025, 2024, and 2023, the Company issued 369, 412, and 338 shares of common stock under the ESPP, respectively, at a weighted average price per share of $6.24, $4.50, and $7.68, respectively. Compensation expense for shares purchased under the ESPP related to the purchase discount and the "look-back" option were determined using a Black-Scholes option pricing model. The weighted average grant date fair values of shares granted under the ESPP during the years ended December 31, 2025, 2024, and 2023, were $2.35, $1.99, and $3.82, respectively.

Note 14— Income Taxes

The components of income (loss) before provision for income taxes were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Domestic	$ 172,638	$ (62,515)	$ (206,674)
Foreign	94,753	(24,439)	(19,555)
Income (loss) before provision for income taxes	$ 267,391	$ (86,954)	$ (226,229)

The components of the expense (benefit) for income taxes were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Current expense (benefit) provision:			
U.S. Federal	$ —	$ —	$ —
State	3,502	1,118	(45)
Foreign	1,240	1,163	1,037
Total current expense provision	4,742	2,281	992
Deferred expense (benefit) provision:			
U.S. Federal	—	—	—
State	(184)	79	(120)
Foreign	(1,028)	(433)	(562)
Total deferred expense provision	(1,212)	(354)	(682)
Total expense provision	$ 3,530	$ 1,927	$ 310

Income taxes paid, net of refunds received, were as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Federal	$ —	$ —	$ —
State			
California	901	(239)	—
Other	38	623	1,176
Foreign			
Germany	329	105	114
United Kingdom	855	646	81
Other	680	468	63
Total income taxes paid, net of refunds received	$ 2,803	$ 1,603	$ 1,434

The differences between the Company's effective tax rate and the statutory tax rate in 2025, 2024, and 2023 were as follows (in thousands):

| | Years Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
	Amount	Percent	Amount	Percent	Amount	Percent
Income tax expense (benefit) at federal statutory rate	$ 56,152	21 %	$ (18,260)	21 %	$ (47,508)	21 %
State and local income taxes, net of federal income tax effect [a]	2,569	1 %	955	(1)%	(351)	— %
Foreign tax effects						
Ireland						
Statutory tax rate difference between Ireland and the United States	(8,262)	(3)%	2,457	(3)%	1,648	(1)%
Sale of European ORLADEYO business	(12,960)	(5)%	—	— %	—	— %
Changes in valuation allowances	1,711	1 %	3,603	(4)%	2,423	(1)%
Other	(880)	— %	30	— %	46	— %
Other foreign jurisdictions	704	— %	(228)	— %	464	— %
Tax credits						
Research and development tax credits	(1,323)	— %	(1,764)	2 %	(3,725)	1 %
Expiration of research and development tax credits	3,574	1 %	2,514	(3)%	831	— %
Changes in valuation allowances	(52,454)	(20)%	8,695	(10)%	42,139	(19)%
Nontaxable or nondeductible items						
Share-based payment awards	4,837	2 %	2,780	(3)%	2,625	(1)%
Sale of European ORLADEYO business	3,867	1 %	—	— %	—	— %
Other	1,285	— %	899	(1)%	388	— %
Changes in unrecognized tax benefits	(217)	— %	353	— %	825	— %
Other adjustments	4,927	2 %	(107)	— %	505	— %
Income tax expense at effective income tax rate	$ 3,530	1 %	$ 1,927	(2)%	$ 310	— %

[a] For the year ended December 31, 2025, state taxes in California, Michigan, Minnesota, Kentucky, and New Jersey made up the majority (greater than 50 percent) of the tax effect in this category. For the year ended December 31, 2024, state taxes in Colorado, Illinois, Maine, Massachusetts, New Jersey, and Texas made up the majority of the tax effect in this category. For the year ended December 31, 2023, state taxes in Colorado, Illinois, Michigan, New Jersey, and Texas made up the majority of the tax effect in this category.

The Company recognizes the impact of a tax position in its financial statements if it is more likely than not that the position will be sustained on audit based on the technical merits of the position. The Company has concluded that it has an uncertain tax position pertaining to its research and development and orphan drug credit carryforwards. The Company has established these credits based on information and calculations it believes are appropriate and the best estimate of the underlying credit. Any changes to the Company's unrecognized tax benefits are offset by an adjustment to the valuation allowance and there would be no impact on the Company's financial statements. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months. If recognized, none of these tax benefits would affect the effective tax rate due to the valuation allowance.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2025	2024
Balance at January 1,	$ 14,715	$ 14,362
Additions to current period tax positions	386	353
Reductions to prior period tax positions	(603)	—
Balance at December 31,	$ 14,498	$ 14,715

The Company's ability to utilize the net operating loss and tax credit carryforwards in the future may be subject to substantial restrictions in the event of past or future ownership changes as defined in Section 382 of the IRC and similar state tax law.

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets:		
Net federal and state operating losses	$ 82,049	$ 105,865
Research and development credits	85,254	87,287
Royalty income	106,695	117,570
Stock-based compensation	40,070	34,486
Capitalized R&D	40,875	82,476
Leasing obligations	2,666	2,806
Other	26,744	22,693
Total deferred tax assets	384,353	453,183
Deferred tax liabilities:		
Fixed assets	(1,245)	(797)
Right of use asset	(2,337)	(2,620)
Total deferred tax liabilities	(3,582)	(3,417)
Valuation allowance	(380,519)	(448,740)
Net deferred tax assets	$ 252	$ 1,026

The majority of the Company's deferred tax assets relate to net operating loss and research and development carryforwards that can only be realized if the Company is profitable in future periods. It is uncertain whether the Company will realize any tax benefit related to these carryforwards. Accordingly, the Company has provided a valuation allowance against substantially all the net deferred tax assets due to uncertainties as to their ultimate realization. The valuation allowance will remain at the full amount of the deferred tax assets until it is more likely than not that the related tax benefits will be realized. The Company's valuation allowance decreased by $68,221 in 2025, and increased by $11,642, and $47,490 in 2024 and 2023, respectively.

As of December 31, 2025, the Company had U.S. federal operating loss carryforwards of $351,348, state operating loss carryforwards of $154,550, and U.S. research and development and orphan drug credit carryforwards of $99,751, which will expire at various dates from 2026 through 2045. Federal losses, state losses, and research and development credit carryforwards began expiring in 2021. As of December 31, 2025 the Company had no foreign net operating loss carryforwards.

Tax years 2022-2025 remain open to examination by the major taxing jurisdictions to which the Company is subject. Additionally, years prior to 2022 are also open to examination for loss and credit carryforwards from those years. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as components of its income tax provision. However, there were no provisions or accruals for interest and penalties in 2025, 2024, and 2023.

As of December 31, 2025, the Company has minimal accumulated undistributed earnings generated by its foreign subsidiaries which have already been subject to local and U.S. tax as part of the global intangible low-taxed income provisions. The Company intends to indefinitely reinvest these earnings, as well as future earnings from its foreign subsidiaries, to fund its international operations. In addition, the Company expects future U.S. cash generation will be sufficient to meet future U.S. cash needs.

Note 15— Employee 401(k) Plan

In January 1991, the Company adopted an employee retirement plan ("401(k) Plan") under Section 401(k) of the IRC covering all employees. Employee contributions may be made to the 401(k) Plan up to limits established by the Internal Revenue Service. Company matching contributions may be made at the discretion of the Board of Directors. The Company made matching contributions of $5,761, $6,030, and $5,716 in 2025, 2024, and 2023, respectively.

Note 16— Collaborative and Other Relationships

ORLADEYO

Torii Pharmaceutical Co., Ltd. ("Torii")

On November 5, 2019, the Company entered into a Commercialization and License Agreement with Torii (the "Original Torii Agreement"), granting Torii the exclusive right to commercialize ORLADEYO for the prevention of HAE attacks in Japan. Under the Original Torii Agreement, the Company received an upfront, non-refundable payment of $22,000. The Company received an additional milestone payment of $15,000 in the second quarter of 2021 upon receipt from the Japanese National Health Insurance System of a reimbursement price approval for ORLADEYO. In addition, the Company was entitled to receive tiered royalty payments, ranging from 20% to 40% of annual net sales of ORLADEYO in Japan during each calendar year. Torii's royalty payment obligations were subject to customary reductions in certain circumstances, but could not be reduced by more than 50% of the amount that otherwise would have been payable to the Company in the applicable calendar quarter.

The Company identified performance obligations under the Original Torii Agreement related to (i) the license to develop and commercialize ORLADEYO, (ii) regulatory approval support, and (iii) reimbursement pricing approval support. These were each determined to be distinct from the other performance obligations. The Company allocated the $22,000 upfront consideration to the identified performance obligations using estimation approaches to determine the standalone selling prices under ASC Topic 606. Specifically, in determining the value related to the license, a valuation approach utilizing risk adjusted discounted cash flow projections was used, and an expected cost plus margin approach was utilized for the other performance obligations.

On November 30, 2023, the Company entered into an Amended and Restated Commercialization and License Agreement with Torii (as amended, the "Torii Agreement"). Under the Torii Agreement, the Company is entitled to receive tiered royalty payments, ranging from 20% to 80% of annual net sales of ORLADEYO in Japan during each calendar year. The Company is now responsible for all commercial promotion activities to support ORLADEYO sales in Japan, and Torii is responsible for HAE disease awareness activities in Japan. The Company will receive a 20% royalty on annual Japanese sales below a prespecified threshold and an 80% royalty on annual Japanese sales above the prespecified threshold.

Torii's updated royalty payment obligations commenced on November 30, 2023 and expire upon the later of (i) the tenth anniversary of the date of first commercial sale of ORLADEYO in Japan, (ii) the expiration of the Company's patents covering ORLADEYO, and (iii) the expiration of regulatory exclusivity for ORLADEYO in Japan.

The Company determined that the Torii Agreement represented a contract modification to be accounted for as if it were part of the Original Torii Agreement under ASC Topic 606. As the performance obligations under the Original Torii Agreement had been fully satisfied, the Company was not required to adjust revenue previously recognized.

Neopharmed

On October 1, 2025, the Company sold its European ORLADEYO business to Neopharmed. Under the terms of the Stock Purchase Agreement, the Company is entitled to receive certain royalty and milestone payments from the license based on ORLADEYO product sales in the Territory. See "*Note 2— Divestiture of BioCryst Ireland Limited*" for further information.

Peramivir Injection (RAPIVAB, RAPIACTA, PERAMIFLU)

U.S. Department of Health and Human Services ("HHS")

In September 2024, the HHS awarded the Company up to a $69,388 contract for the procurement of up to 95.6 thousand doses over a five-year period of RAPIVAB (peramivir injection) for the treatment of influenza. The contract, awarded by the HHS Office of the Administration for Strategic Preparedness and Response ("ASPR"), supplied the Center for the Strategic National Stockpile, the nation's largest supply of life-saving pharmaceuticals and medical supplies for use in a public health emergency. The contract was structured with a 12-month base ordering period and four optional 12-month ordering periods, which the government could exercise on an annual basis. ASPR executed the first ordering period for $13,878. The Company delivered 16.8 thousand doses of peramivir under this contract and recorded revenue of $12,206 for the year ended December 31, 2025. The Company delivered 2.3 thousand doses of peramivir under this contract and recorded revenue of $1,672 for the year ended December 31, 2024. On May 15, 2025, ASPR notified the Company of its intent to not exercise any additional optional ordering periods available under the agreement.

Shionogi & Co., Ltd. ("Shionogi")

In February 2007, the Company entered into an exclusive license agreement with Shionogi to develop and commercialize peramivir in Japan for the treatment of seasonal and potentially life-threatening human influenza. Under the terms of the agreement, Shionogi obtained rights to injectable formulations of peramivir in Japan. In October 2008, the Company and Shionogi amended the license agreement to expand the territory covered by the agreement to include Taiwan. Shionogi has commercially launched peramivir under the commercial name RAPIACTA in Japan and Taiwan. The Company developed peramivir under a license from University of Alabama Birmingham "UAB" and owes sublicense payments to UAB on any future milestone payments and/or royalties received by the Company from Shionogi.

Green Cross Corporation ("Green Cross")

In June 2006, the Company entered into an agreement with Green Cross to develop and commercialize peramivir in Korea. Under the terms of the agreement, Green Cross is responsible for all development, regulatory, and commercialization costs in Korea and the Company is entitled to share in profits resulting from the sale of peramivir in Korea, including the sale of peramivir to the Korean government for stockpiling purposes. Furthermore, Green Cross will pay the Company a premium over its cost to supply peramivir for development and any future marketing of peramivir products in Korea.

Other Collaborations and Relationships

Clearside Biomedical, Inc. ("Clearside")

On November 3, 2023, the Company announced that it entered into a license agreement (the "Clearside Agreement") with Clearside, enabling the Company to develop its investigational plasma kallikrein inhibitor, avoralstat, with Clearside's SCS Microinjector® to deliver avoralstat to the back of the eye through the suprachoroidal space to treat patients with diabetic macular edema.

Under the Clearside Agreement, Clearside received a $5,000 upfront license fee from the Company, which was recognized in research and development expenses during the year ended December 31, 2023. Clearside is eligible to receive up to an additional $30,000 in clinical and regulatory milestone payments, and up to a total of $47,500 in three post-approval sales-based milestone payments as annual global net sales progress to $2,000,000. The Company will pay Clearside tiered mid-single digit royalties on annual global net product sales, at three tiers, including a top tier of >$1,500,000.

Note 17— Workforce Reduction

2025 Workforce Reduction

In December 2025, the Company had a workforce reduction. The majority of the impacted employees had termination dates in December 2025, with certain employees exiting in the first quarter of 2026. The Company notified all impacted employees in December 2025.

In accordance with ASC Topic 712, *Nonretirement Postemployment Benefits* ("ASC 712")*,* and ASC Topic 420, *Exit or Disposal Costs* ("ASC 420")*,* the Company recognized $6,314 of costs related to the workforce reduction during the year ended December 31, 2025, of which $2,040 was recognized in research and development expenses and $4,274 was recognized in selling, general and administrative expenses in the Consolidated Statement of Comprehensive Income (Loss). The following table summarizes the accrued liability activity recorded in connection with the workforce reduction for the year ended December 31, 2025 (in thousands):

Workforce reduction expense recorded during the year ended December 31, 2025	$	6,314
Amounts paid during the year ended December 31, 2025		(836)
Balance at December 31, 2025	$	5,478

The Company does not expect to incur any additional significant costs related to this workforce reduction. The remaining unpaid costs are expected to be disbursed during the period of January 1, 2026 through December 31, 2026.

2024 Workforce Reduction

In January 2024, the Company announced a reduction of workforce. The majority of the impacted employees had a termination date in January 2024, with certain employees exiting later in 2024. The Company notified the impacted employees in January 2024.

The Company incurred costs related to employee severance, benefits, and related costs which were accounted for as ongoing terminations benefits under ASC 712. As of December 31, 2023, it was considered probable that payment would be owed and the amount of payment was considered to be reasonably estimable, which resulted in the recognition of $3,380 of costs related to the workforce reduction during the year ended December 31, 2023, of which $3,026 was recognized in research and development expenses and $354 was recognized in selling, general and administrative expenses in the Consolidated Statement of Comprehensive Income (Loss). All of these costs were paid during the year ended December 31, 2024.

In addition, the employees impacted by the workforce reduction received an amount equal to the bonus amount the employee would have received through continued employment with the Company, which was considered a one-time termination benefit pursuant to ASC 420. As a result, $1,264 was recognized during the three months ended March 31, 2024, the period in which the communication occurred, of which $1,201 was recognized in research and development expenses, and $63 was recognized in selling, general and administrative expenses in the Consolidated Statement of Comprehensive Income (Loss). All of these costs were paid during the three months ended March 31, 2024.

The following table summarizes the accrued liability activity recorded in connection with the workforce reduction for the year ended December 31, 2024 (in thousands):

Balance at December 31, 2023	$	3,380
Workforce reduction expense recorded during the year ended December 31, 2024		1,264
Amounts paid during the year ended December 31, 2024		(4,644)
Balance at December 31, 2024	$	—

Note 18— Segment Information

The Company operates as one reportable and operating segment, centered around its commercialized product, ORLADEYO, and its pipeline with the goal of developing first-in-class or best-in-class oral small-molecule and injectable protein therapeutics to target a range of rare diseases. The determination of a single segment is consistent with the consolidated financial information regularly provided to the Company's chief operating decision maker ("CODM"). The Chief Executive Officer, as the CODM, uses consolidated, single-segment financial information for purposes of evaluating performance, making operating decisions, allocating resources, and planning and forecasting for future periods.

The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss). This measure is used to monitor budget versus actual results to evaluate the performance of the segment. The CODM uses consolidated cash, cash equivalents and investments as the measure of segment assets. As of December 31, 2025 and 2024, the Company's cash, cash equivalents, and investments were $335,911 and $341,173, respectively.

The following table illustrates information about segment revenues, significant segment expenses, and segment net income (loss) for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
Revenues	$ 874,837	$ 450,712	$ 331,412
Less[1]:			
Cost of product sales	19,075	12,269	4,481
Research and development (excluding stock-based compensation)			
Berotralstat	12,148	10,950	13,780
BCX17725	17,304	12,389	10,218
Avoralstat	9,497	7,547	6,314
Factor D Program	456	8,534	40,111
Research, discovery and preclinical programs	17,677	12,733	12,286
Compensation and related personnel costs	51,576	59,010	64,377
Other non-program specific and indirect costs	27,958	32,190	40,103
Sales and marketing (excluding stock-based compensation)	177,085	152,166	134,262
General and administrative (excluding stock-based compensation)	116,006	80,054	53,574
Stock-based compensation	85,066	65,413	55,615
Interest income	(10,668)	(14,746)	(15,777)
Interest expense	78,872	98,516	108,239
Foreign currency losses, net	152	641	1,039
Loss on extinguishment of debt	17,332	—	29,019
Other income	(12,090)	—	—
Income tax expense	3,530	1,927	310
Segment net income (loss)	263,861	(88,881)	(226,539)
Reconciliation of segment profit or loss:			
Adjustments and reconciling items	—	—	—
Consolidated net income (loss)	$ 263,861	$ (88,881)	$ (226,539)

[1] The significant segment expenses align with the segment-level information that is regularly provided to the CODM.

All material long-lived assets of the Company reside in the U.S. For geographic information about the Company's product revenues, see "*Note 3—Revenue*".

Note 19— Commitments and Contingencies

Abbreviated New Drug Application

In January 2025, the Company received a Paragraph IV notice of certification (the "First Notice Letter") from Annora Pharma Private Limited ("Annora") regarding U.S. Patent Nos. 10,662,160; 11,117,867; and 11,618,733. In January 2026, the Company received an additional Paragraph IV notice of certification (the "Second Notice Letter" and, together with the First Notice Letter, the "Notice Letters") from Annora regarding U.S. Patent No. 12,344,585. The Notice Letters advise that Annora has submitted an Abbreviated New Drug Application ("ANDA") to the FDA seeking approval to manufacture, use or sell a generic version of ORLADEYO in the United States prior to the expiration of four patents listed in the FDA's Orange Book: U.S. Patent Nos. 10,662,160; 11,117,867; 11,618,733; and 12,344,585 (the "Challenged Patents"). The Notice Letters allege that the Challenged Patents, which expire in 2039, are invalid, unenforceable and/or will not be infringed by the commercial manufacture, use or sale of the generic product described in Annora's ANDA. The Notice Letters do not challenge the following six ORLADEYO Orange Book patents that expire in 2035: U.S. Patent Nos. 10,125,102; 10,329,260; 10,689,346; 11,230,530; 11,708,333; and 12,116,346.

On March 10, 2025 (as supplemented by the First Amended Complaint filed in December 2025), the Company filed a patent infringement lawsuit in the United States District Court for the District of Delaware against Annora, Hetero Labs Limited, Hetero USA, Inc., and Camber Pharmaceuticals, Inc. (collectively, the "Defendants"), asserting infringement of the Challenged Patents arising from Annora's ANDA filing with the FDA. The Company is seeking, among other remedies, equitable relief enjoining the Defendants from infringing the Challenged Patents, as well as an order that the effective date of any FDA approval of the ANDA would be a date no earlier than the expiration of the Challenged Patents (including any regulatory extensions). While the Company intends to vigorously defend its intellectual property rights protecting ORLADEYO, this matter is in the early stages of litigation and no assessment can be made as to the likely outcome of this matter or whether it will be material to the Company. Accordingly, an estimate of the potential loss, or range of loss, if any, to the Company relating to this matter is not possible at this time.

Note 20— Net Income (Loss) Per Share

Basic and diluted net income (loss) per share for the years ended December 31, 2025, 2024, and 2023 were calculated as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2025	**2024**	**2023**
Numerator:			
Net income (loss)	$ 263,861	$ (88,881)	$ (226,539)
Denominator:			
Weighted average shares of common stock outstanding: basic	209,893	206,696	192,198
Net income (loss) per common share: basic	$ 1.26	$ (0.43)	$ (1.18)
Effect of dilutive securities:			
Stock options to purchase common stock	4,854	—	—
Unvested restricted stock unit awards	3,815	—	—
Shares issuable under the employee stock purchase plan	19	—	—
Dilutive potential common shares	8,688	—	—
Weighted average shares of common stock outstanding: diluted	218,581	206,696	192,198
Net income (loss) per common share: diluted	$ 1.21	$ (0.43)	$ (1.18)

For the year ended December 31, 2025, the dilutive effect of outstanding stock options, restricted stock unit awards, and shares issuable under the employee stock purchase plan was calculated using the treasury method, whereby all such awards are assumed to be exercised at the beginning of the period. The hypothetical proceeds from such exercises, including the average unrecognized stock compensation expense for outstanding stock options, restricted stock units and shares issuable under the employee stock purchase plan, were assumed to be used to purchase outstanding common stock at the average price during the period. The net share impact of dilutive securities was added to the weighted average basic common shares outstanding to calculate weighted average diluted shares outstanding.

For the years ended December 31, 2024 and 2023, during which the Company recorded a net loss, all potentially dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share, and thus they are considered "anti-dilutive." For these periods, the weighted average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share of common stock is the same.

The following table summarizes potential shares of common stock that were excluded from the computation of diluted net income (loss) per share attributable to common stockholders as they were anti-dilutive:

	As of December 31,		
	2025	**2024**	**2023**
Outstanding stock options	29,204	44,240	41,032
Unvested restricted stock unit awards	2,870	10,112	6,507
Total	32,074	54,352	47,539

Note 21— Subsequent Events

Astria Therapeutics, Inc. Merger

On October 14, 2025, the Company, Axel Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and Astria Therapeutics, Inc., a Delaware corporation ("Astria"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement, on January 23, 2026 (the "Closing Date"), Merger Sub merged with and into Astria, with Astria surviving as a wholly owned subsidiary of the Company (the "Merger").

Under the terms of the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Astria common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time (excluding shares held by BioCryst, Astria or their wholly owned subsidiaries or dissenting stockholders) was converted into the right to receive (i) 0.59 of a share of the Company's common stock (and, if applicable, cash in lieu of fractional shares), and (ii) $8.55 in cash, without interest, subject to certain adjustments and applicable withholding taxes. Holders of Astria's Series X Convertible Preferred Stock, warrants, and certain options were treated as set forth in the Merger Agreement.

On the Closing Date, the Company completed the Merger for cash consideration of $636,809 and issued 37,282 shares of common stock to Astria's equity holders for total equity consideration of $251,656. The Merger will be accounted for using the acquisition method of accounting in accordance with ASC Topic 805, *Business Combinations*. Accordingly, the acquired assets (including separately identifiable intangible assets) and assumed liabilities of Astria will be recorded at their respective fair values and added to those of BioCryst. The excess of the total consideration paid in connection with the Merger over the net fair values will be recorded as goodwill. Due to the limited amount of time between the acquisition date and the date that these financial statements are issued, the purchase price allocation is not yet complete, and the Company is unable to quantify the impact of the Merger on the financial statements.

Blackstone Loan Agreement

On the Closing Date, the Company entered into a Loan Agreement (the "Blackstone Loan Agreement") with Blackstone Alternative Credit Advisors LP and Blackstone Life Sciences Advisors L.L.C., (together, "Blackstone"), as the Blackstone representatives thereunder, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Wilmington Trust, National Association, as agent, pursuant to which the lenders funded initial term loans in the aggregate principal amount of $400.0 million (the "Term Loans"). Subject to the mutual agreement between the Company, Blackstone and the lenders, the Company may request additional term loans up to an aggregate principal amount not exceeding $150.0 million. The maturity date of the Term Loans under the Blackstone Loan Agreement is January 23, 2031 (the "Maturity Date"), the fifth anniversary of the Closing Date.

The Blackstone Loan Agreement provides for quarterly interest-only payments until the Maturity Date, with the unpaid principal amount of the outstanding Term Loans due and payable on the Maturity Date. Until the second anniversary of the Closing Date, the Company has the option to make a portion of the applicable interest payment on the Term Loans in kind (a "PIK Interest Payment") by capitalizing as principal on the Term Loans up to 200 basis points of interest that is payable for such interest period. The Term Loans will bear interest at a rate equal to the three-month SOFR rate, which shall be no less than 1.75%, plus 4.50%, per annum and, for any interest period in which a PIK Interest Payment is made, the interest margin for such borrowing will be increased by 0.50% per annum on all Term Loans for which the Company has made a PIK Interest Payment for the applicable interest period. The Company's obligations under the Blackstone Loan Agreement are secured by a security interest in, subject to certain exceptions, substantially all of the assets of BioCryst and its subsidiaries. The Blackstone Loan Agreement also contains representations and warranties and affirmative and negative covenants customary for financings of this type, as well as customary events of default.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of BioCryst Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BioCryst Pharmaceuticals, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Divestiture of BioCryst Ireland Limited

Description of the Matter	As described in Note 2 to the consolidated financial statements, the Company sold to Neopharmed Gentili S.p.A ("Neopharmed") all of its equity interests in BioCryst Ireland, and amended and restated their existing intellectual property license agreement. In connection with the transaction, the Company modified certain stock option awards and restricted stock unit awards held by employees who transferred to Neopharmed. The Company received cash proceeds of $254.5 million and will receive up to $14 million if certain revenue milestones are achieved. Concurrent with the closing, Neopharmed also paid a $15 million royalty release fee to Royalty Pharma Investments 2019 Intermediate Finance Trust on the Company's behalf. The Company will receive quarterly royalty payments from BioCryst Ireland equal to amounts owed under its Royalty Purchase Agreements with RPI and OMERS for the sale of ORLADEYO products in the Territory, as defined in the Stock Purchase Agreement.
	The Company accounted for the transaction as (i) the license of intellectual property, recognizing $243.3 million as "License and other revenues" and (ii) the sale of BioCryst Ireland, recognizing $3.6 million as "Other income" on the Consolidated Statements of Comprehensive Income (Loss).
	Auditing the accounting for the sale of BioCryst Ireland and license of intellectual property was complex and judgmental due to the interpretation of technical accounting requirements to (i) determine the proper unit of account as it relates to the sale of BioCryst Ireland and the license of intellectual property and (ii) account for the modification of certain stock option awards and restricted stock unit awards as consideration payable to Neopharmed which was recognized as contra-revenue when the revenue related to the license of intellectual property was recognized at closing.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's processes to account for the sale of BioCryst Ireland and the license of intellectual property.
	To test the Company's accounting for the transaction, we performed audit procedures that included, among others, reading the executed contracts associated with the sale of BioCryst Ireland and license of intellectual property and assessing the completeness and accuracy of the significant terms identified by management for purposes of determining the appropriate accounting treatment. With the assistance of those with specialized knowledge, we evaluated management's accounting assessment that documented the factors that the Company considered in determining the application of the accounting framework, including the determination of the unit of account as it relates to the sale of BioCryst Ireland and the license of intellectual property and the assessment of the modification of certain stock option awards and restricted stock unit awards held by employees who transferred to Neopharmed and related calculations (including testing the underlying data).

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1993.

Raleigh, North Carolina
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of BioCryst Pharmaceuticals, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited BioCryst Pharmaceuticals, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, BioCryst Pharmaceuticals, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Raleigh, North Carolina
February 26, 2026

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. We carried out an evaluation as required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO Framework). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective. Management believes our internal control over financial reporting will provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this report, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, a copy of which is included in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.   *OTHER INFORMATION*

Director and Officer Trading Arrangements

During the three months ended December 31, 2025, none of the Company's directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" (as each of those terms is defined in Item 408(a) of Regulation S-K).

ITEM 9C.   *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

We have adopted an Insider Trading Policy which governs the purchase, sale, and other dispositions of the Company's securities by us and our directors, officers, employees, and other covered persons. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The other information required by this item is set forth under the captions "*Items to be Voted upon — 1. Election of Directors,*" "*Executive Officers,*" and "*Corporate Governance*" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is set forth under the captions "*Compensation Discussion and Analysis,*" "*Executive Compensation,*" "*2025 Director Compensation,*" "*Compensation Committee Interlocks and Insider Participation,*" and "*Compensation Committee Report*" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is set forth under the captions "*Equity Compensation Plan Information*" and "*Security Ownership of Certain Beneficial Owners and Management*" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is set forth under the caption "*Corporate Governance*" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

Our independent registered public accounting firm is Ernst & Young LLP, Raleigh, NC, Auditor Firm ID: 42.

The information required by this item is set forth under the caption "*Items to be Voted upon — 2. Ratification of Appointment of Independent Registered Public Accountants for 2026*" in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and incorporated herein by reference.

ITEM 15.   *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Financial Statements

The following financial statements appear in Item 8 of this report:

	Page in Form 10-K
Consolidated Balance Sheets at December 31, 2025 and 2024	81
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2025, 2024, and 2023	82
Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024, and 2023	83
Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2025, 2024, and 2023	85
Notes to Consolidated Financial Statements	86
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	123
Report of Independent Registered Public Accounting Firm on Internal Control	125

No financial statement schedules are included because the information is either provided in the consolidated financial statements or is not required under the related instructions or is inapplicable and such schedules therefore have been omitted.

(b) Exhibits

Number	Description
3.1	Third Restated Certificate of Incorporation of BioCryst Pharmaceuticals, Inc. Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed December 22, 2006.
3.2	Certificate of Amendment to the Third Restated Certificate of Incorporation of BioCryst Pharmaceuticals, Inc. Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed July 24, 2007.
3.3	Certificate of Amendment to the Third Restated Certificate of Incorporation of BioCryst Pharmaceuticals, Inc. Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed May 7, 2014.
3.4	Certificate of Elimination of the Series B Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed May 13, 2020.
3.5	Certificate of Amendment to the Third Restated Certificate of Incorporation of BioCryst Pharmaceuticals, Inc. Incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed May 13, 2020.
3.6	Amended and Restated By-Laws of BioCryst Pharmaceuticals, Inc., effective January 16, 2024. Incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed January 18, 2024.
4.1	Description of Securities. Incorporated by reference to Exhibit 4.1 to the Company's Form 10-K filed March 1, 2021.
4.2	Indenture, dated as of March 9, 2011 by and between JPR Royalty Sub LLC and U.S. Bank National Association, as trustee. Incorporated by reference to Exhibit 4.3 to the Company's Form 10-Q filed May 6, 2011.

10.1&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated March 8, 2014). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 5, 2014.

10.2&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated May 23, 2016). Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8, filed May 23, 2016.

10.3&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated April 3, 2017). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 30, 2017.

10.4&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated September 17, 2018). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 31, 2018.

10.5&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated April 12, 2019). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 4, 2019.

10.6&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated March 19, 2020). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 13, 2020.

10.7&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated April 1, 2021). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed May 26, 2021.

10.8&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated as of April 18, 2022). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 7, 2022.

10.9&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated as of April 24, 2023). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 14, 2023.

10.10&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated as of April 22, 2024). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 13, 2024.

10.11&   BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated as of April 21, 2025). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed June 16, 2025.

10.12&   Form of Notice of Grant of Non-Employee Director Automatic Stock Option and Stock Option Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K filed March 4, 2008.

10.13&   Form of Notice of Grant of Stock Option and Stock Option Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.5 to the Company's Form 10-K filed March 4, 2008.

10.14&   Standard Stock Option Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed March 2, 2015.

10.15&   Form of Notice of Grant of Stock Option and Standard Stock Option Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed on May 6, 2025.

10.16&   Form of Notice of Grant of Non-Employee Director Stock Option and Stock Option Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.3 to the Company's 10-Q filed August 5, 2022.

10.17&	Form of Notice of Grant of Restricted Stock Unit Award and Restricted Stock Unit Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.14 to the Company's Form 10-K filed February 28, 2022.
10.18&	Form of Notice of Grant of Non-Employee Director Restricted Stock Unit Award and Restricted Stock Unit Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed August 5, 2022.
10.19&	Form of Notice of Performance-Based Restricted Stock Unit Award and Performance-Based Restricted Stock Unit Agreement under the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan. Incorporated by reference to Exhibit 10.4 to the Company's Form 10-Q filed August 6, 2024.
10.20&	BioCryst Pharmaceuticals, Inc. Employee Stock Purchase Plan (as amended and restated as of July 7, 2023). Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed August 7, 2023.
10.21&	BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (effective as of April 24, 2019). Incorporated by reference to Exhibit 99.1 to the Company's Form S-8 (File No. 333-231108) filed April 29, 2019.
10.22&	BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (as amended and restated February 7, 2020). Incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q filed May 11, 2020.
10.23&	BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (as amended and restated July 17, 2020). Incorporated by reference to Exhibit 99.1 to the Company's Form S-8 (File No. 333-245024) filed August 12, 2020.
10.24&	BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (as amended and restated July 23, 2021). Incorporated by reference to Exhibit 99.1 to the Company's Form S-8 (File No. 333-259919) filed September 30, 2021.
10.25&	BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (as amended and restated August 31, 2022). Incorporated by reference to Exhibit 99.1 to the Company's Form S-8 (File No. 333-267193) filed August 31, 2022.
10.26&	BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan (as amended and restated as of October 26, 2023). Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q filed November 8, 2023.
10.27&	Form of Notice of Grant of Stock Option and Standard Stock Option Agreement under the BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan. Incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed March 1, 2021.
10.28&	Form of Notice of Grant of Restricted Stock Unit Award and Restricted Stock Unit Agreement under the BioCryst Pharmaceuticals, Inc. Inducement Equity Incentive Plan. Incorporated by reference to Exhibit 10.25 to the Company's Form 10-K filed February 27, 2023.
10.29&	BioCryst Pharmaceuticals, Inc. Amended and Restated Non-Employee Director Compensation Policy, effective April 21, 2025. Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on May 6, 2025.
10.30&	BioCryst Pharmaceuticals, Inc. Annual Incentive Plan (effective as of December 16, 2020). Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed December 17, 2020.
10.31&	Executive Relocation Policy. Incorporated by reference to Exhibit 10.2 to the Company's Form 10-K filed March 4, 2008.

(10.32)&	Retirement Letter between BioCryst Pharmaceuticals, Inc. and Jon Stonehouse, dated December 28, 2025.
10.33&	Amended and Restated Employment Letter Agreement between BioCryst Pharmaceuticals, Inc. and Alane P. Barnes, dated August 4, 2021. Incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q filed August 9, 2021.
(10.34)&	Employment Letter Agreement, effective January 1, 2026, by and between BioCryst Pharmaceuticals, Inc. and Charles Gayer.
10.35&	Employment Letter Agreement between BioCryst Pharmaceuticals, Inc. and Dr. Helen M. Thackray, dated February 18, 2021. Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q filed May 7, 2021.
10.36&	Amendment No. 1 to the Employment Letter Agreement between BioCryst Pharmaceuticals, Inc. and Dr. Helen M. Thackray, dated September 24, 2021. Incorporated by reference to Exhibit 10.9 to the Company's Form 10-Q filed November 4, 2021.
10.37&	Separation Agreement, effective September 1, 2025, by and between BioCryst Pharmaceuticals, Inc. and Helen Thackray. Incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 4, 2025.
(10.38)&	Amended and Restated Employment Agreement, effective July 23, 2025, by and between BioCryst Pharmaceuticals, Inc. and Babar Ghias.
(10.39)&	Employment Letter Agreement, effective January 1, 2026, by and between BioCryst Pharmaceuticals, Inc. and Ron Dullinger.
10.40†	License, Development and Commercialization Agreement dated as of February 28, 2007, by and between the Company and Shionogi & Co., Ltd. Incorporated by reference to Exhibit 10.28 to the Company's Form 10-K filed March 1, 2021.
10.41†	First Amendment to License, Development and Commercialization Agreement, effective as of September 30, 2008, between the Company and Shionogi & Co., Ltd. Incorporated by reference to Exhibit 10.29 to the Company's Form 10-K filed March 1, 2021.
10.42	Purchase and Sale Agreement, dated as of March 9, 2011 between BioCryst Pharmaceuticals, Inc. and JPR Royalty Sub LLC. Incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed May 6, 2011.
10.43	Pledge and Security Agreement, dated as of March 9, 2011 between BioCryst Pharmaceuticals, Inc. and U.S. Bank National Association, as trustee. Incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q filed May 6, 2011.
10.44†	Purchase and Sale Agreement, dated as of December 7, 2020, between BioCryst Pharmaceuticals, Inc. and RPI 2019 Intermediate Finance Trust. Incorporated by reference to Exhibit 10.91 to the Company's Form 10-K filed March 1, 2021.
10.45†	Purchase and Sale Agreement, dated as of November 19, 2021, between BioCryst Pharmaceuticals, Inc. and RPI 2019 Intermediate Finance Trust. Incorporated by reference to Exhibit 10.102 to the Company's Form 10-K filed on February 28, 2022.

10.46†	Purchase and Sale Agreement, dated as of November 19, 2021, between BioCryst Pharmaceuticals, Inc. and OCM IP Healthcare Holdings Limited. Incorporated by reference to Exhibit 10.103 to the Company's Form 10-K filed on February 28, 2022.
10.47†	Common Stock Purchase Agreement, dated as of November 19, 2021, between BioCryst Pharmaceuticals, Inc. and RPI Intermediate Finance Trust. Incorporated by reference to Exhibit 10.104 to the Company's Form 10-K filed on February 28, 2022.
(10.48)&	BioCryst Pharmaceuticals, Inc. Equity Award Retirement Policy, effective July 1, 2024, as updated December 18, 2024.
10.49	Amended and Restated IP Licence Agreement, effective October 1, 2025, by and between BioCryst Pharmaceuticals, Inc. and BioCryst Ireland Limited. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed October 1, 2025.
10.50	Supply Agreement, effective October 1, 2025, by and between BioCryst Pharmaceuticals, Inc. and BioCryst Ireland Limited. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed October 1, 2025.
10.51	Global Brand and Support Agreement, effective October 1, 2025, by and between BioCryst Pharmaceuticals, Inc. and BioCryst Ireland Limited. Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed October 1, 2025.
10.52	Transition Services Agreement, effective October 1, 2025, by and between BioCryst Pharmaceuticals, Inc. and BioCryst Ireland Limited. Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed October 1, 2025.
10.53	Trademark License Agreement, effective October 1, 2025, by and between BioCryst Pharmaceuticals, Inc. and BioCryst Ireland Limited. Incorporated by reference to Exhibit 10.5 to the Company's Form 8-K filed October 1, 2025.
10.54	Agreement and Plan of Merger by and among BioCryst Pharmaceuticals, Inc., Axel Merger Sub, Inc. and Astria Therapeutics, Inc., dated October 14, 2025. Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on October 14, 2025.
(10.55)†	Loan Agreement, dated as of January 23, 2026, by and among BioCryst Pharmaceuticals, Inc., as borrower, the guarantors from time to time party thereto, Blackstone Alternative Credit Advisors LP and Blackstone Life Sciences Advisors L.L.C., as the Blackstone representatives thereunder, the lenders from time to time party thereto and Wilmington Trust, National Association, as agent.
(10.56)	Joinder Agreement, dated as of January 23, 2026, by and between Astria Therapeutics, Inc. and Wilmington Trust, National Association.
(10.57)	Joinder Agreement, dated as of January 23, 2026, by and between Astria Securities Corporation and Wilmington Trust, National Association.
10.58	Stock Purchase Agreement, dated as of June 27, 2025, by and among BioCryst Pharmaceuticals, Inc., BioCryst Ireland Limited and Neopharmed Gentili S.p.A. Incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed June 30, 2025.
(19)	BioCryst Pharmaceuticals, Inc. Insider Trading Policy.
(21)	Subsidiaries of the Registrant.
(23)	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.

(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32.1)*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
(32.2)*	Certification of the Chief Financial Officer pursuant to 18.U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.
97	BioCryst Pharmaceuticals, Inc. Rule 10D-1 Clawback Policy. Incorporated by reference to Exhibit 97 to the Company's Form 10-K filed on February 27, 2024.
(101)	Financial statements from the Annual Report on Form 10-K of BioCryst Pharmaceuticals, Inc. for the fiscal year ended December 31, 2025, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Comprehensive Income (Loss), (iii) Consolidated Statements of Cash Flows, (iv) Consolidated Statements of Stockholders' Equity and (v) Notes to Consolidated Financial Statements.
(104)	Cover Page Interactive Data File – The cover page from this annual report on Form 10-K for the fiscal year ended December 31, 2025 is formatted in Inline XBRL (contained in Exhibit 101).
†	Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because it is both not material and would likely cause competitive harm to the Company if publicly disclosed.
*	The certification is being furnished solely to accompany this Annual Report on Form 10-K pursuant to 18 U.S.C. Section 1350, and will not be deemed "filed" for purposes of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference.
&	Management contracts.
( )	Filed herewith.

ITEM 16. *FORM 10-K SUMMARY.*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 26, 2026.


BIOCRYST PHARMACEUTICALS, INC.


By: /s/ Charles Gayer
_____
Charles Gayer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2026:

Signature	Title(s)
/s/ Charles Gayer Charles Gayer	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Babar Ghias Babar Ghias	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
/s/ Vincent Milano Vincent Milano	Chairperson of the Board, Director
/s/ Steven Frank Steven Frank	Director
/s/ Steven Galson Steven Galson, M.D.	Director
/s/ Theresa Heggie Theresa Heggie	Director
/s/ Alan Levin Alan Levin	Director
/s/ Amy McKee Amy McKee, M.D.	Director
/s/ Jill Milne, Ph.D. Jill Milne, Ph.D.	Director
/s/ Machelle Sanders Machelle Sanders	Director
/s/ Jon Stonehouse Jon Stonehouse	Director



BIOCRYST PHARMACEUTICALS, INC.
4505 Emperor Blvd., Suite 200
Durham, North Carolina 27703

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 11, 2026

To the Stockholders of BioCryst Pharmaceuticals, Inc.:

Notice is hereby given that the Annual Meeting of Stockholders of BioCryst Pharmaceuticals, Inc., a Delaware corporation (the "Company"), will be held at our corporate headquarters at 4505 Emperor Blvd., Suite 200, Durham, NC 27703 on Thursday, June 11, 2026 at 10:00 a.m., Eastern Daylight Time (the "Meeting"), for the following purposes:

1. To elect the three directors nominated in this Proxy Statement to serve for a term ending at the 2029 annual meeting of stockholders and until a successor is duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accountants for 2026;

3. To hold a non-binding, advisory vote regarding executive compensation;

4. To approve an amended and restated Stock Incentive Plan, increasing the number of shares available for issuance under the Stock Incentive Plan; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF PROPOSALS 1, 2, 3 AND 4. The proposals are further described in the accompanying Proxy Statement.

The Board of Directors has fixed the close of business on April 13, 2026 as the record date for the determination of stockholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. The Meeting may be adjourned from time to time without notice other than announcement at the Meeting, and any business for which notice of the Meeting is hereby given may be transacted at any such adjournment. A list of the stockholders entitled to vote at the Meeting will be open to examination by any stockholder, for any purpose germane to the Meeting, during ordinary business hours, for a period of at least 10 days prior to the Meeting at the principal executive offices of the Company, located at 4505 Emperor Blvd, Suite 200, Durham, NC 27703. Stockholders wishing to examine the list may make arrangements to do so by contacting our Corporate Secretary in writing at our principal executive offices or by telephone at (919) 859-1302.

We reserve the right to implement any health and safety measures as we deem prudent or as may be required by applicable laws or government orders. In addition, if we determine that it is not possible or advisable to hold the Meeting in person at our corporate offices on the meeting date, we may make alternative arrangements to hold the Meeting at a different date or time, in a different location, and/or by means of remote communication. In the event we determine it is necessary or appropriate to make alternative arrangements for the Meeting, we will announce the decision to do so in advance, and details on how to participate will be issued by press release, posted on our website, and filed with the Securities and Exchange Commission as additional proxy soliciting material.

Please carefully review the Proxy Card and Proxy Statement.

BY ORDER OF THE BOARD OF DIRECTORS

Alane P. Barnes, Corporate Secretary

Durham, North Carolina
April 23, 2026

ALL STOCKHOLDERS ARE INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE VOTE PROMPTLY. A PERSON GIVING A PROXY HAS THE POWER TO REVOKE IT. IF YOU ATTEND THE MEETING, YOUR PROXY WILL NOT BE COUNTED WITH RESPECT TO ANY MATTER UPON WHICH YOU VOTE IN PERSON.

TABLE OF CONTENTS

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BIOCRYST PHARMACEUTICALS, INC.
4505 Emperor Blvd., Suite 200
Durham, North Carolina 27703

PROXY STATEMENT

General

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board" or the "Board of Directors") of BioCryst Pharmaceuticals, Inc. ("BioCryst" or the "Company") for the Annual Meeting of Stockholders of the Company to be held at our corporate headquarters at 4505 Emperor Blvd., Suite 200, Durham, NC 27703 on Thursday, June 11, 2026 at 10:00 a.m., Eastern Daylight Time, and at any adjournment thereof (the "Meeting"), and for the purposes set forth in the accompanying Notice of Annual Meeting of Stockholders.

In this document, the words "BioCryst," the "Company," "we," "our," "ours," and "us" refer only to BioCryst Pharmaceuticals, Inc. and not to any other person or entity.

We are taking advantage of Securities and Exchange Commission ("SEC") rules that allow us to deliver proxy materials to our stockholders via the Internet. Under these rules, we are sending our stockholders a one-page notice regarding the Internet availability of proxy materials instead of a full printed set of proxy materials. Our stockholders will not receive printed copies of the proxy materials unless specifically requested. Instead, the one-page notice that our stockholders receive will tell them how to access and review on the Internet all of the important information contained in the proxy materials. This notice also tells our stockholders how to submit their proxy card on the Internet and how to request to receive a printed copy of our proxy materials. We expect to provide notice and electronic delivery of this Proxy Statement to such stockholders on or about April 23, 2026.

We reserve the right to implement any health and safety measures as we deem prudent or as may be required by applicable laws or government orders. In addition, if we determine that it is not possible or advisable to hold the Meeting in person at our corporate offices on the meeting date, we may make alternative arrangements to hold the Meeting at a different date or time, in a different location, and/or by means of remote communication. In the event we determine it is necessary or appropriate to make alternative arrangements for the Meeting, we will announce the decision to do so in advance, and details on how to participate will be issued by press release, posted on our website, and filed with the SEC as additional proxy soliciting material.

Purpose of the Meeting

The matters to be considered at the Meeting are:

1. To elect the three directors nominated in this Proxy Statement to serve for a term ending at the 2029 annual meeting of stockholders and until a successor is duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as our independent registered public accountants for 2026;
3. To hold a non-binding, advisory vote regarding executive compensation;
4. To approve an amended and restated Stock Incentive Plan, increasing the number of shares available for issuance under the Stock Incentive Plan; and
5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Revocation and Voting of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time prior to the voting thereof, by giving written notice to our Corporate Secretary at our principal executive offices, 4505 Emperor Blvd., Suite 200, Durham, NC 27703 or by voting in person at the Meeting. Attendance at the Meeting will not, by itself, revoke a proxy. All valid, unrevoked proxies will be voted as directed. In the absence of any contrary directions, proxies received by the Board will be voted as follows:

- FOR the election of each of the nominees named in this Proxy Statement for director of the Company;

- FOR ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accountants for 2026;

- FOR approval of the non-binding, advisory resolution regarding executive compensation; and

- FOR approval of the amended and restated Stock Incentive Plan, increasing the number of shares available for issuance under the Stock Incentive Plan.

With respect to such other matters as may properly come before the Meeting, votes will be cast in the discretion of the appointed proxies.

Voting and Quorum

Only holders of record (referred to in this section as the "Stockholders") of our common stock (the "Common Stock") as of the close of business on April 13, 2026 (the "Record Date") will be entitled to notice of and to vote at the Meeting. At April 13, 2026, there were 254,105,895 shares of Common Stock outstanding. Stockholders are entitled to vote in any one of the following ways:

1. <u>In Person</u>. Stockholders who choose to attend the Meeting can vote in person at the Meeting by presenting a form of photo identification acceptable to the Company and casting a ballot. Registered holders, whose shares are registered directly in their name, may vote upon presentation of such identification. Beneficial owners who hold their shares through a nominee, such as a broker or a bank, must obtain a proxy from such nominee or other holder of record and present it to the inspector of election with their ballot.

2. <u>By Internet</u>. Stockholders can vote on the Internet by following the instructions provided in the one-page notice regarding the Internet availability of proxy materials.

3. <u>By Mail</u>. Stockholders can vote by mail after requesting a paper copy of the proxy materials, including a proxy card, by following the instructions provided in the one-page notice regarding the Internet availability of proxy materials. Stockholders who choose to vote by mail should be sure to allow sufficient time for delivery.

4. <u>By Telephone</u>. Stockholders can vote over the telephone using the toll-free telephone number obtained by accessing the website set forth in the instructions provided in the one-page notice regarding the Internet availability of proxy materials.

Each share of Common Stock is entitled to one vote on all matters on which Stockholders may vote. There is no cumulative voting in the election of directors. The presence, in person or by proxy, of holders of a majority of the outstanding shares of Common Stock entitled to vote at the Meeting is necessary to constitute a quorum at the Meeting. Shares of Common Stock represented by a properly executed and returned proxy will be treated as present at the Meeting for purposes of determining the presence of a quorum without regard to whether the proxy is marked as casting a vote for or against, or withholding authority or abstaining, with respect to a particular matter. In addition, shares of Common Stock represented by "broker non-votes" generally will be treated as present for purposes of determining the presence of a quorum. Broker non-votes are shares of Common Stock held in record name by brokers, banks or other nominees as to which a proxy is received and (i) instructions have not been received from the beneficial owners or persons entitled to vote, (ii) the broker or nominee does not have discretionary power, and (iii) the record holder had indicated that it does not have authority to vote such shares on that matter. Under current stock exchange rules, brokers who do not have instructions from their customers may in some cases vote the shares in their discretion but are not permitted to vote on certain proposals and may elect to not vote on any of the proposals unless the customer provides voting instructions.

For registered holders, you may change or revoke your vote by submitting a subsequent vote electronically, by telephone, or at the meeting. For beneficial holders, you may change or revoke your voting instructions by following the specific directions provided to you by your bank, broker or intermediary. Your most recent vote is the one that is counted.

Attending the Meeting

Stockholders as of the Record Date are invited to attend the Meeting. Stockholders must present a form of photo identification acceptable to the Company, such as a valid driver's license or passport, to be admitted to the Meeting. Registered holders may vote upon presentation of such identification. Beneficial owners who hold their shares through a nominee, such as a broker or a bank, must obtain a proxy from such nominee or other holder of record and present it to the inspector of election with their ballot. Each Stockholder may appoint only one proxy holder or representative to attend the Meeting on his or her behalf. In addition, we reserve the right to implement any health and safety measures as we deem prudent or as may be required by applicable laws or government orders.

The Meeting will begin promptly at 10:00 a.m. Eastern Daylight Time. Please allow ample time for the check-in procedures. Media may attend the Meeting by invitation only. Stockholders will not be allowed to use cameras (including cell phones with photographic capabilities), audio or video recording equipment, communication devices, or other similar equipment during the Meeting.

Required Votes, Abstentions, and Broker Non-Votes

Directors will be elected by a plurality of the votes cast. This means that the nominees with the most votes will be elected. Votes may be cast for or withheld from the nominee, but a withheld vote or a broker non-vote will not affect the outcome of the election of directors at the Meeting.

The affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the Meeting and voting on the proposal is required for approval of (i) the ratification of our appointment of Ernst & Young LLP as our independent registered public accountants for 2026, (ii) the non-binding, advisory resolution regarding executive compensation, and (iii) the amended and restated Stock Incentive Plan. Abstentions and broker non-votes, if any, will have no effect upon these proposals.

Proxy Solicitation

We are making this proxy solicitation both through the mail and Internet, although proxies may be solicited by telephone, facsimile, letter, e-mail, in person, or otherwise. Certain of our directors, officers and other employees, without additional compensation, may participate in the solicitation of proxies on behalf of the Board. We will pay the cost of this solicitation, including the reasonable charges and expenses of brokerage firms and others who forward solicitation materials to beneficial owners of Common Stock. We have engaged Alliance Advisors, LLC, 150 Clove Road, Suite 400, Little Falls, NJ 07424, to assist us in soliciting proxies in conjunction with the Meeting, at an approximate cost of $19,000 plus reasonable out-of-pocket expenses for their services.

ITEMS TO BE VOTED UPON

1. ELECTION OF DIRECTORS

Our Board of Directors currently consists of 10 directors. Three directors have terms expiring at the Meeting. These three directors are named as director nominees in this Proxy Statement and have been nominated for reelection to the Board to serve for a term ending at the 2029 annual meeting of stockholders, and until their successors shall have been duly elected and qualified. Proxies cannot be voted for more than three nominees. Unless otherwise specified in the accompanying proxy card, the shares voted by proxy will be voted FOR the election of the three persons listed for terms expiring in 2029. The Board expects that all nominees will be available for election, but if any of the nominees is not available or is unwilling to accept election, it is expected that the proxies will vote for a substitute nominee to be designated by the Board or, if no such designation is made, that the proxies will vote for a lesser number of nominees. The Board has no reason to believe that the persons named will be unable to serve or will decline to serve if elected.

NOMINEES FOR DIRECTOR WITH TERMS EXPIRING AT THE ANNUAL MEETING OF STOCKHOLDERS IN 2029

Name	Age[1]	Position(s) with the Company	Served as Director Since
Theresa M. Heggie	65	Director	2018
Amy E. McKee, M.D.	54	Director	2021
Jon P. Stonehouse	65	Director	2007

The following persons shall continue to serve as directors for the terms indicated:

DIRECTORS WITH TERMS EXPIRING AT THE ANNUAL MEETING OF STOCKHOLDERS IN 2027

Name	Age[1]	Position(s) with the Company	Served as Director Since
Vincent J. Milano	62	Director	2021
A. Machelle Sanders	62	Director	2022
Steven R. Frank	66	Director	2025

DIRECTORS WITH TERMS EXPIRING AT THE ANNUAL MEETING OF STOCKHOLDERS IN 2028

Name	Age[1]	Position(s) with the Company	Served as Director Since
Steven K. Galson, M.D., MPH	69	Director	2021
Alan G. Levin	64	Director	2020
Jill C. Milne, Ph.D.	58	Director	2026
Charles K. Gayer	55	Director, President, Chief Executive Officer	2026

_____
(1)   Age as of April 13, 2026.

Biographical Information of Directors and Director Nominees

Below you can find information, including biographical information, about our nominees for director and directors whose terms continue after the Meeting, as well as a discussion of the specific experiences, qualifications, attributes, and skills considered by the Board in concluding that such individuals should serve as directors.

Nominees for Director with Terms Expiring in 2029

Theresa M. Heggie was appointed to the Board in December 2018. Ms. Heggie most recently served as interim Chief Executive Officer for Hybridize Therapeutics, a private biotech startup, from October 2023 to March 2024. From February 2022 to October 2022, Ms. Heggie served as Chief Operating Officer of ProQR Therapeutics NV ("ProQR"), a publicly-traded biotechnology company developing RNA therapies using its proprietary Axiomer RNA-editing platform technology for severe, rare and common diseases, after joining ProQR as Chief Commercial Officer in October 2021. She previously served as Chief Executive Officer of Freeline Therapeutics Holdings plc ("Freeline"), a publicly-traded gene therapy company, from June 2020 to August 2021 and, prior to that, as Senior Vice President, Head of Europe, Middle East, Africa & Canada for Alnylam Pharmaceuticals, Inc., a global commercial-stage biopharmaceutical company, from May 2017 to May 2020. From June 2013 to March 2016, Ms. Heggie served as Chief Strategy and Marketing Officer for Bupa, an international healthcare group. Prior to June 2013, Ms. Heggie served in senior commercial and operating roles at Shire plc ("Shire"), a global specialty biopharmaceutical company, including Senior Vice President, Global Commercial Operations for the rare disease business. Prior to that, Ms. Heggie had responsibility over Europe, Middle East, and Africa rare disease and served as Chief Executive Officer of Jerini AG, a pharmaceutical company, following Shire's acquisition of the company, and its lead asset, Firazyr®, for the treatment of hereditary angioedema. Prior to joining Shire, Ms. Heggie spent more than 20 years in a broad range of increasingly senior commercial positions at Janssen Pharmaceuticals and Baxter Healthcare. Ms. Heggie currently serves as a consultant on the Scientific Advisory Board for the Invivo Ventures III fund at Invivo Partners, a management company for early-stage investments in the healthcare sector. Since May 2023, she has served as a member of the board of directors of ProQR. From May 2016 to April 2017, Ms. Heggie served as a member of the board of Swedish Orphan Biovitrum AB, an international specialty biopharmaceutical company dedicated to the treatment of rare diseases. From June 2020 to August 2021, Ms. Heggie served as a member of the board of directors of Freeline, and from July 2019 to October 2021, she served as a member of the supervisory board of ProQR. Ms. Heggie received a B.S. degree from Cornell University. Ms. Heggie's extensive commercial experience in the industry, especially her rare disease commercial experience, provide valuable knowledge and insight to the Board.

Amy E. McKee, M.D. was appointed to the Board in September 2021. Since September 2024, she has served as Senior Vice President of Oncology Regulatory Science, Strategy & Excellence at AstraZeneca, a leading publicly-traded multinational pharmaceutical and biotechnology company. She previously served as Chief Medical Officer and Global Head, Oncology Center of Excellence at Parexel International Corporation ("Parexel"), a global clinical research organization, from September 2022 to September 2024, and as Vice President, Regulatory Consulting at Parexel from February 2019 to September 2022. Prior to joining Parexel, Dr. McKee served in several leadership roles of increasing responsibility at the U.S. Food and Drug Administration ("FDA") from 2008 to February 2019. While at the FDA, Dr. McKee served as a primary reviewer of new drug applications ("NDAs") and biologics license applications ("BLAs") across multiple divisions and served as both the acting deputy director and supervisory associate director of the Office of Hematology and Oncology products, where she managed four separate divisions performing NDA and BLA reviews. From January 2018 to February 2019, Dr. McKee was the deputy center director for the FDA's Oncology Center of Excellence, which helps expedite development of innovative medical products of oncologic and hematologic malignancies and supports an integrated approach to their clinical evaluation. Dr. McKee holds an M.D. from Tulane University School of Medicine and a B.A. from Middlebury College. Dr. McKee's extensive regulatory experience provides valuable knowledge and insight to the Board.

Jon P. Stonehouse was appointed to the Board in January 2007 and served as our Chief Executive Officer from January 2007 through December 2025, as well as our President from January 2007 to August 2025. Additionally, Mr. Stonehouse served as Interim Chief Financial Officer from April 2025 until July 2025. Prior to joining the Company, he served as Senior Vice President of Corporate Development for Merck KgaA, a pharmaceutical company, since July 2002. His responsibilities included corporate mergers and acquisitions, global licensing and business development, corporate strategy and alliance management. Prior to joining Merck KgaA, Mr. Stonehouse held a variety of roles at Astra Merck/ AstraZeneca. Mr. Stonehouse began his career in the pharmaceutical industry as a sales representative and held increasing sales leadership positions at Merck & Co., Inc. Mr. Stonehouse previously served on the board of directors of Metsera, Inc., a publicly-traded clinical stage biotechnology company focused on the treatment of obesity, overweight and related conditions, from April 2025 until its acquisition by Pfizer Inc. in November 2025, and on the board of directors of Bellicum Pharmaceuticals, Inc., a publicly-traded clinical stage biopharmaceutical company, from December 2014 to February 2024. Mr. Stonehouse also served on the advisory board of Precision Biosciences, Inc., a private biotechnology company, from 2008 to 2018, and on the advisory board for Genscript, a private bioservices company. Mr. Stonehouse received a B.S. in Microbiology from the University of Minnesota. As the Company's previous Chief Executive Officer and President of BioCryst, Mr. Stonehouse brings to the Board an intimate knowledge of our business, and his executive experience in a variety of capacities at major pharmaceutical companies provides industry-specific operational experience that is beneficial to the Board.

Directors with Terms Expiring in 2027

Vincent J. Milano was appointed to the Board in July 2021. Since November 2023, Mr. Milano has served as an advisor at Courier Health, Inc., a leading life sciences software company. He previously served as President and Chief Executive Officer of Idera Pharmaceuticals, Inc. ("Idera") (now Aceragen, Inc.), a position he held from December 2014 until his resignation in September 2022 following Idera's acquisition of Aceragen. Subsequent to Mr. Milano's departure, Aceragen's stockholders voted in August 2023 to approve a judicial insolvency procedure under Delaware law pursuant to which Aceragen's assets were liquidated for the general benefit of all of its creditors. Prior to joining Idera, Mr. Milano served in roles of increasing responsibility, including as Chairman, President and Chief Executive Officer, at ViroPharma Incorporated, which successfully developed and launched Cinryze for the treatment of hereditary angioedema ("HAE") in the United States and Europe, prior to its acquisition by Shire Pharmaceuticals in January 2014. Prior to joining

ViroPharma, Mr. Milano served as a senior manager at KPMG LLP, an independent registered public accounting firm. He currently serves as a member of the board of directors of Aclaris Therapeutics, a publicly-traded biopharmaceutical company, and he is the chairman of the board of Life Science Cares Philadelphia. He previously served on the boards of directors of Aceragen, Spark Therapeutics, Inc., VenatoRx Pharmaceuticals, Inc., and Vanda Pharmaceuticals Inc. Mr. Milano received his B.S. degree in accounting from Rider College. Mr. Milano's rare disease and HAE experience, together with his extensive experience in the pharmaceutical industry, including both as an executive and director, provides valuable knowledge and experience to the Board.

A. Machelle Sanders was appointed to the Board in February 2022. She previously served as the North Carolina Secretary of Commerce from February 2021 to December 2024. Prior to being appointed as North Carolina's Secretary of Commerce, Ms. Sanders served as Secretary of the North Carolina Department of Administration from January 2017 to February 2021. Ms. Sanders has over 30 years of pharmaceutical and biotechnology experience with increasing levels of quality assurance and manufacturing operations responsibilities with Biogen, Inc. ("Biogen"), Purdue Pharmaceuticals, and AkzoNobel N.V. Most recently, she led product operations for Biogen's multiple sclerosis franchise as its Vice President of Multiple Sclerosis Franchise Product Operations, and prior to that, she was Vice President of Manufacturing and General Manager for Biogen's largest global manufacturing operation. Since May 2024, Ms. Sanders has served on the board of directors at Fortrea Holdings Inc., a publicly-traded leading global contract research organization. She previously served as a member of the boards of directors of Novan, Inc., until April 2024, and Radius Health, Inc., until her resignation in August 2022 following its acquisition by a leading healthcare fund. Ms. Sanders received a B.S. in biochemistry from North Carolina State University and a master's degree in health administration from Pfeiffer University. Ms. Sanders' extensive pharmaceutical and biotechnology experience provide valuable insight and expertise to the Board.

Steven R. Frank was appointed to the Board in May 2025. Mr. Frank joined J.P. Morgan Securities LLC, an investment bank, in June 2008 and currently serves as Chairman of Global Healthcare Investment Banking. Mr. Frank had previously been the head of Bear Stearns' Worldwide Health Care Investment Banking group in New York for 16 years and has provided general investment banking services to all types of healthcare companies. Specifically, Mr. Frank has led or played major roles in hundreds of mergers and acquisitions and financing transactions across the spectrum of deal structures. He has specialized in transactions involving pharmaceutical, medical device, and biotechnology companies. Prior to joining Bear Stearns in 1993, Mr. Frank served for over 10 years as an institutional investor, primarily at State Farm Insurance Company, where he focused on a multibillion-dollar life-sciences portfolio. Since February 2008, Mr. Frank has served as a member of the board of directors of Precigen, Inc., a publicly traded biopharmaceutical company, and he has also served as a member of the Executive Committee of the Frost Museum of Science since June 2020. He previously served on the board of directors of EXUMA Biotech, a private clinical-stage biotechnology company, from 2022 to 2024. Mr. Frank received a B.S. from Illinois State University and an M.B.A. from the University of Chicago. Mr. Frank's extensive knowledge of our industry and of finance and capital markets provides valuable insight and expertise to the Board.

Directors with Terms Expiring in 2028

Steven K. Galson, M.D., MPH, was appointed to the Board in September 2021. From 2010 to 2021, Dr. Galson served in various leadership positions at Amgen Inc., a publicly-traded biotechnology company, including most recently as Senior Vice President, Research and Development, where he also led regulatory affairs. Prior to joining Amgen Inc., Dr. Galson spent more than 20 years in public service roles across the U.S. Department of Health and Human Services, Department of Energy, Environmental Protection Agency, and Centers for Disease Control and Prevention. From 2001 to 2007, Dr. Galson progressed from deputy director, to acting director, to director of the Center for Drug Evaluation and Research at the FDA. From 2007 to 2009, he served as acting surgeon general of the United States. Dr. Galson currently serves on the board of directors of Elephas Biosciences Corporation, a private biosciences company, and he serves as a senior advisor to Boston Consulting Group, Inc. He recently served as a member of the Committee on Processes to Evaluate the Safety and Efficacy of Drugs for Rare Diseases in the United States and the European Union, an ad hoc committee of the National Academies of Sciences, Engineering, and Medicine. He previously served on the boards of directors of Vanda Pharmaceuticals Inc., a publicly-traded biopharmaceutical company, and Insilico Medicine, a private pharma-technology company. Dr. Galson received a B.S. in biochemistry from the State University of New York at Stony Brook, an M.D. from the Mount Sinai School of Medicine, and a master's degree in public health from the Harvard School of Public Health. Dr. Galson's industry background, research and development experience, and extensive regulatory experience provide valuable knowledge and insight to the Board.

Alan G. Levin was appointed to the Board in February 2020. Mr. Levin served as Chief Financial Officer of Endo Health Solutions Inc. ("Endo"), a global specialty healthcare company, from June 2009 until September 2013. Prior to joining Endo, Mr. Levin worked with Texas Pacific Group, a leading private equity firm, and one of its start-up investments. Before that, he was Chief Financial Officer of Pfizer, Inc. ("Pfizer") where he worked for 20 years in a variety of executive positions of increasing responsibility, including Treasurer and Senior Vice President of Finance & Strategic

Management for the company's research and development organization. He previously served as a member of the board of directors of Diffusion Pharmaceuticals Inc., a publicly-traded development stage oncology company, from 2015 until it was acquired by CervoMed, Inc. in August 2023, and was a member of the board of directors of Aceto Corporation, a former publicly-traded seller and distributor of generic drugs, pharmaceutical ingredients, and performance chemicals, from 2013 to 2019. From 2010 to 2025, Mr. Levin was an advisory board member for Auven Therapeutics, a private equity fund. In addition, Mr. Levin is a member of the board of directors of the Critical Path Institute, a non-profit collaboration between the FDA and the pharmaceutical industry, focused on accelerating development of and streamlining regulatory requirements for innovative medicines. Mr. Levin received a bachelor's degree from Princeton University and a master's degree in accounting from New York University's Stern School of Business. Mr. Levin is a certified public accountant. Mr. Levin's extensive experience in strategic planning, capital markets, financial reporting, tax planning, and business development contributes valuable insight and experience to the Board.

Jill C. Milne, Ph.D. was appointed to the Board in January 2026. Dr. Milne co-founded Astria Therapeutics, Inc., a publicly traded biopharmaceutical company focused on therapies for allergic and immunological diseases ("Astria"), where she served as President and Chief Executive Officer and a member of the board of directors from June 2008 until its acquisition by BioCryst in January 2026. Prior to co-founding Astria, Dr. Milne worked as head of discovery biology at Sirtris Pharmaceuticals, a biotechnology company, from 2004 to 2008, when it was acquired by GlaxoSmithKline. From 1998 to 2004, Dr. Milne worked at Pfizer Global Research and Development, where she served as the worldwide head of the Drug Pfinder Program and head of the Enzyme Target Group at the Pfizer Discovery Technology Center. Prior to joining Pfizer, she was an American Cancer Society postdoctoral fellow in the department of biological chemistry and molecular pharmacology at Harvard Medical School from 1995 to 1998. Since 2020, she has also served as an advisory board member of Life Science Cares. Dr. Milne holds a Ph.D. from Harvard University and a B.A. in biological chemistry from Wellesley College. Dr. Milne was appointed to the Board pursuant to the merger agreement entered into between BioCryst and Astria, and her extensive experience and leadership in biotechnology and intimate knowledge of Astria provides valuable insight and experience to the Board.

Charles K. Gayer was appointed to the Board in January 2026 and became the Company's Chief Executive Officer in January 2026 and President in August 2025. Previously, Mr. Gayer served as the Company's Chief Commercial Officer since January 2020 and as its Vice President of Global Strategic Marketing after joining BioCryst in August 2015. Prior to joining the Company, Mr. Gayer held several U.S. and global commercial leadership roles in competitive rare disease categories at Talecris Biotherapeutics, Inc., a biopharmaceutical company that was acquired in 2011 by Grifols, S.A., a multinational pharmaceutical and chemical manufacturer. At Talecris, he led U.S. alpha-1 antitrypsin deficiency marketing and later European sales and marketing. At Grifols, he led the U.S. marketing team for the combined immune globulin portfolio of the two companies. Prior to joining Talecris, Mr. Gayer served for six years at GSK plc, previously known as GlaxoSmithKline, in a range of professional marketing, consumer marketing and sales roles. Mr. Gayer began his career as a strategic consultant for biopharmaceutical companies and also spent three years as a business analyst at rare disease pioneer Genzyme Corporation. Mr. Gayer received a B.A. in Politics from Princeton University and his M.B.A. from the Fuqua School of Business at Duke University. As the Chief Executive Officer and President of BioCryst, Mr. Gayer provides valuable insight to the Board through his intimate knowledge of the Company's business.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE <u>FOR</u> EACH OF THE THREE NOMINEES FOR DIRECTOR WITH TERMS EXPIRING IN 2029 NAMED ABOVE.

2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2026

The Audit Committee of the Board has appointed Ernst & Young LLP as our independent registered public accountants for the fiscal year ending December 31, 2026. Services provided to the Company by Ernst & Young LLP in fiscal year 2025 and 2024 are described below.

The Company is asking its stockholders to ratify the appointment of Ernst & Young LLP as its independent registered public accountants for 2026. Although ratification is not required by the Company's By-Laws or otherwise, the Board is submitting the appointment of Ernst & Young LLP to its stockholders for ratification as a matter of good corporate practice.

A representative of Ernst & Young LLP will be present at the Meeting and will have an opportunity to make a statement and/or to respond to appropriate questions from our stockholders.

Fees Paid to Independent Registered Public Accountants

In connection with the audit of the 2025 consolidated financial statements, the Company entered into an engagement agreement with Ernst & Young LLP, which set forth the terms by which Ernst & Young LLP agreed to perform audit services for the Company.

Set forth below is information relating to the aggregate fees paid to Ernst & Young LLP for professional services rendered for the fiscal years ended December 31, 2025 and 2024, respectively.

	2025	2024
Audit fees	$ 2,095,229	$ 1,840,497
Audit-related fees	—	—
Tax fees	64,173	47,827
All other fees	947,656	7,200

Audit Fees

Audit fees represent the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and internal control over financial reporting, review of financial statements included in our quarterly reports on Form 10-Q, and services that are normally provided in connection with statutory and regulatory filings or engagements, including the issuance of consents in connection with registration statement filings with the SEC. For 2025 and 2024, fees associated with registration statement filings were approximately $15,000 and $39,500, respectively.

Tax Fees

Tax fees represent the aggregate fees billed for tax advisory services.

All Other Fees

All other fees include licensing fees paid to Ernst & Young LLP for access to its proprietary accounting research database of $7,200 and aggregate fees billed for professional services rendered for the audit of Astria Therapeutics, Inc.'s annual financial statements, of which $693,000 was paid by Astria Therapeutics, Inc. prior to its acquisition by the Company on January 23, 2026, and $247,456 was payable by the Company subsequent to the acquisition.

Audit Committee Pre-Approval

It is the policy of the Audit Committee, as set forth in the Audit Committee Charter, to pre-approve, consistent with the requirements of the federal securities laws, all auditing services and non-audit services provided to the Company by its independent registered public accounting firm, other than such non-audit services as are prohibited by law to be performed by the independent registered public accounting firm and other than as provided in the de minimis exception set forth in applicable provisions of the federal securities laws. The Audit Committee may delegate to one or more of its designated members the authority to grant the required pre-approvals, provided that the decisions of any member(s) to whom such authority is delegated to pre-approve an activity shall be presented to the full Audit Committee at its next regularly scheduled meeting. The Audit Committee has delegated this pre-approval authority to its Chair, Alan Levin.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE <u>FOR</u> RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS FOR 2026.

In the event that the Company's stockholders do not ratify the appointment of Ernst & Young LLP as the Company's independent registered public accountants for 2026, the appointment will be reconsidered by the Audit Committee and the Board. Even if the appointment is ratified, the Audit Committee in its discretion may select a different registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

3. NON-BINDING, ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables our stockholders to vote to approve, on an advisory or non-binding basis, a resolution on the compensation of our Named Executive Officers, as defined herein, as disclosed in this Proxy Statement in accordance with rules promulgated by the SEC. We currently hold a non-binding, advisory vote on the compensation of our Named Executive Officers every year, and we expect that the next such vote will occur at our 2027 annual meeting of stockholders.

The Company asks that you indicate your support for the compensation of our Named Executive Officers, as well as our executive compensation philosophy, policies and practices as described in "Compensation Discussion and Analysis" and the accompanying tables and related disclosures in this Proxy Statement. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the compensation philosophy, policies and practices described in this Proxy Statement. Your vote is advisory and so will not be binding on the Compensation Committee or the Board of Directors. However, the Compensation Committee and the Board of Directors will review the voting results and take them into consideration when structuring future executive compensation arrangements. The affirmative vote of the holders of a majority of the shares of Common Stock represented in person or by proxy at the Meeting and voting on the proposal will be required for approval.

We have designed our executive compensation program to attract, motivate, reward, and retain the senior management talent required to achieve our corporate objectives and to increase long-term stockholder value. We believe that the experience, abilities and commitment of our Named Executive Officers are unique in the biotechnology industry, and we recognize the need to fairly compensate and retain a senior management team that has produced excellent operating results over the past several years. Accordingly, the Compensation Committee makes compensation decisions for our executive officers after consideration of the following primary objectives:

- to have a substantial portion of each officer's compensation contingent upon the Company's performance as well as upon his or her own level of performance and contribution toward the Company's performance and long-term strategic goals;

- to reward executives for actions that create short-term and long-term sustainable stockholder value, with a strong focus on Company results;

- to align the interests of our executives with the Company's corporate strategies, business objectives, and the long-term interests of our stockholders; and

- to attract, incentivize, and retain our executive talent.

Further, our executive compensation program is based on market best practices to ensure that it is appropriately risk-based and competitive with similar companies in our industry. We do not believe that our executive compensation program encourages our management to take excessive risks.

The Board of Directors encourages you to carefully review the information regarding our executive compensation program contained in this Proxy Statement, including the Compensation Discussion and Analysis beginning on page 29, as well as the Summary Compensation Table and other related compensation tables and narrative discussion, appearing on pages 39 through 52, which provide detailed information on the compensation of our Named Executive Officers.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE FOLLOWING RESOLUTION:

"RESOLVED, that the stockholders approve, on a non-binding, advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative discussion."

4. **APPROVAL OF AN AMENDED AND RESTATED STOCK INCENTIVE PLAN, INCREASING THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE STOCK INCENTIVE PLAN**

We are asking our stockholders to approve an amendment and restatement of the BioCryst Pharmaceuticals, Inc. Stock Incentive Plan (as amended and restated, the "Stock Incentive Plan"). As amended and restated, the Stock Incentive Plan increases the number of shares available for issuance under the Stock Incentive Plan by 7,000,000 (the "Share Increase"). We believe that the Share Increase is necessary for the Stock Incentive Plan to support the Company's goals in 2026.

As of April 13, 2026, the total number of shares reserved or available under the Stock Incentive Plan, without giving effect to the Share Increase, is 54,027,003. This amount consists of 46,313,803 shares reserved for awards already granted and 7,713,200 shares currently available for future issuance under the Stock Incentive Plan. The shares currently available for future issuance under the Stock Incentive Plan represent less than 75% of our projected need for the next year, which provides limited availability and flexibility for our equity usage as part of our broad-based equity program. The proposed increase would bring the total number of shares available under the Stock Incentive Plan to 14,713,200 as of April 13, 2026, which we currently expect to be sufficient under the Stock Incentive Plan through the 2027 annual meeting of stockholders (subject to a number of factors, including changes in stock price and the pace of the Company's growth).

On April 20, 2026, our Board approved the Share Increase, subject to stockholder approval at this Meeting. The Stock Incentive Plan, as amended by the Share Increase, is attached as **Annex A** to this Proxy Statement. In addition to the Share Increase, the Stock Incentive Plan, as amended and restated on April 20, 2026, includes certain immaterial, administrative revisions.

If the Share Increase is approved by our stockholders, we intend to file a Registration Statement on Form S-8 with the SEC following the Meeting during 2026.

Share Increase

Equity Usage and Needs

As further explained below, our equity awards are intended to attract, incentivize, retain, and motivate participants in the Stock Incentive Plan and align the interests of our directors, employees, and consultants with those of our stockholders. The long period of retention of awards outlined below by our employees indicates the strong link between these incentives and the long-term success of stockholders and employees alike. Our Board and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the best talent. In 2026, we expect to continue our successful commercialization of ORLADEYO® (berotralstat) and advance our pipeline, including the navenibart and BCX17725 clinical programs. To achieve these goals, the Company must retain and attract top talent, and equity is critical to support continued revenue growth. Accordingly, we believe the increase in shares reserved for issuance under the Stock Incentive Plan pursuant to the Share Increase is necessary to allow the Company to provide customary levels of equity incentives to employees, including, without limitation, the long-term equity incentive awards that the Compensation Committee has historically granted to all employees on an annual basis.

- *The Company has created a culture of ownership that aligns employees with stockholders by offering every employee equity as an incentive to join the Company and annually at the end of each year*. Strategic use of a broad-based equity program is core to our compensation philosophy as the Compensation Committee has historically granted long-term equity incentive awards to all employees on an annual basis to, among other things, align our employees' interests with those of our stockholders by creating a culture of ownership. Pursuant to this philosophy, the Compensation Committee granted long-term equity incentive awards under the Stock Incentive Plan to 427 employees in 2025. We believe that employees with a stake in the future success of our business are highly motivated to achieve long-term growth and are well-aligned with the interests of our other stockholders to increase stockholder value. Despite the highly competitive biotechnology market, we have experienced lower than average voluntary turnover compared to the regional industry rate, and we believe this is in part due to the long-term retentive nature of equity awards and this ownership culture.

- *We are in a highly competitive marketplace for biotechnology talent where equity compensation is used more broadly than other industries, and without the ability to offer competitive equity grants to incentivize and retain talent, we may lose key employees, which could impair our ability to execute on our business strategy and harm stockholder value.* In order to incentivize and retain our top talent, it is essential that we are able to grant equity awards that reflect the current value of the Company's Common Stock. As of April 13, 2026, approximately one-third of the stock options outstanding and exercisable under the Stock Incentive Plan are underwater (with an exercise price in excess of the closing price of our Common Stock on April 13, 2026). While these awards continue to contribute to overall share usage and overhang, their reduced incentive value heightens the importance of maintaining the ability to issue new equity awards at current market value.

Accordingly, we believe it is critical that we have sufficient shares available under the Stock Incentive Plan to offer competitive equity awards at current market value to continue to incentivize and retain key talent.

- ***Our ability to attract and retain top talent was critical to driving the strong launch of ORLADEYO and is vital to the continued success of ORLADEYO and the advancement of our pipeline.*** In 2025, ORLADEYO generated approximately $602 million in net revenue. In 2026, the Company expects to continue our successful commercialization of ORLADEYO and to advance our pipeline, including our navenibart and BCX17725 clinical programs. To achieve these goals, the Company must retain and attract top talent to support the continued commercialization of ORLADEYO and the development of our pipeline, and equity is critical to support this continued growth.

- ***Outstanding equity awards have a positive impact on long-term employee ownership and alignment with stockholders.*** The Company's employee stock options have a 10-year term with vesting over four years, and the current average holding period for exercised stock options is approximately six years, with some of our officers and directors, including our CEO, holding many stock options for almost the full 10-year term. As of April 13, 2026, approximately 68% of outstanding and exercisable stock options under the Stock Incentive Plan are in-the-money; however, employees and executives have historically chosen to retain these options rather than exercise and sell the underlying shares. Although these longer holding periods increase overhang (which is considered by the Compensation Committee when making decisions with respect to the Stock Incentive Plan and is discussed further under "Potential Dilution and Burn Rate" below), this long-term employee ownership illustrates the positive impact of equity as a retention tool, which aligns with stockholders. We believe retention of these options by employees provides the alignment with stockholders that our equity compensation philosophy seeks to achieve.

- ***Equity is essential to talent acquisition and retention.*** Our Board believes that the increase in the share reserve is necessary to assure that a sufficient reserve of Common Stock is available for issuance to make competitive grants through the 2027 annual meeting of stockholders. For the reasons described above, we rely significantly on equity incentives in order to attract, incentivize, and retain employees, consultants, and non-employee directors, and we believe that such equity incentives are necessary for us to remain competitive in the marketplace for executive talent and for other key individuals. This high level of participation in our broad-based equity compensation program aligns the interests of all of our employees and directors with those of stockholders. However, such a participation rate can drive up overhang at the Company when compared to peers given that the vast majority of companies in our compensation peer group do not grant equity awards to every employee.

Without the approval of the Share Increase, we will not be able to continue providing competitive equity incentives to existing employees or to attract new employees in our competitive market. This could ultimately result in the loss of critical talent and inhibit our ability to meet our future objectives. If approved by stockholders, we intend to use the additional shares under the Share Increase to recruit, incentivize, and retain employees.

During 2025, the Company engaged in outreach with stockholders to discuss executive compensation, equity usage and governance matters. Feedback received during these discussions was generally supportive of the Company's compensation and equity practices and informed the Compensation Committee's ongoing oversight of equity usage and share authorization levels.

Potential Dilution and Burn Rate

The Company has demonstrated its focus on limiting potential dilution to current stockholders. Over the past several years, the Company has raised over $1 billion in cash through mechanisms such as royalty and debt financings and the sale of its European ORLADEYO business, as alternatives to equity financings that would have been highly dilutive to stockholders. There were many factors that made these alternative financing approaches attractive, including the ability to bring this cash into the Company without additional equity dilution. Consistent with this focus, in the recent acquisition of Astria Therapeutics, Inc., the Company used a combination of cash and equity as merger consideration, limiting dilution to stockholders as compared to a transaction financed entirely with equity.

Similarly, when considering the number of shares to add to the Stock Incentive Plan, the Compensation Committee reviewed, among other things, the potential dilution to current stockholders as measured by overhang and burn rate, as well as expected future share usage in light of our projected employee population. We recognize the dilutive impact of our equity compensation programs on our stockholders and continuously aim to balance this concern with the competition for talent, competitive compensation practices, the need to attract and retain talent, and the long-term alignment of our employees with stockholders.

As of April 13, 2026, the Company had a total of 254,105,895 shares of Common Stock outstanding. The potential share dilution from the 7,000,000 additional shares to be reserved for issuance under the Stock Incentive Plan, for which stockholder approval is being requested, is 2.8% of the Company's outstanding shares of Common Stock as of such date. Our common shares outstanding have increased meaningfully since fiscal year-end, primarily due to the Astria acquisition. We had 213,059,576 shares outstanding as of December 31, 2025, compared to 254,105,895 shares as of April 13, 2026. As a result, any dilution metrics calculated solely on year-end share counts would overstate the impact of the proposed 7,000,000 share increase relative to our current capital structure. Compared to the potential share dilution associated with the most recent share requests of our peer companies, our 2.8% potential share dilution falls below the 25th percentile of such requests, which is approximately 4.3% of the outstanding shares of common stock of the applicable peer companies.

Overhang

Stock Incentive Plan

On a fully diluted basis, the approximately 54,027,003 shares reserved or currently available for issuance under the Stock Incentive Plan (without taking into account the Share Increase) represent an overhang of approximately 18% based on the number of outstanding shares of Common Stock and shares underlying outstanding awards under the Stock Incentive Plan as of April 13, 2026, and 26% of the shares underlying all outstanding stock option awards under the Stock Incentive Plan are underwater (with an exercise price in excess of the closing price of our Common Stock on April 13, 2026). If the underwater stock options were excluded, it would reduce our overhang as of April 13, 2026 to 15%. The outstanding stock options under the Stock Incentive Plan that are underwater have a weighted-average exercise price of $11.07 per share and individual option exercise prices ranging up to $17.25 per share, as compared to the $9.41 per share closing price of our Common Stock on April 13, 2026. If the Share Increase is approved, the additional 7,000,000 shares would increase the overhang of the Stock Incentive Plan to 19%. We calculate these overhang numbers as the total of (a) shares available for future grants under the Stock Incentive Plan plus (b) shares underlying any outstanding awards under the Stock Incentive Plan divided by (c) the total number of shares outstanding plus shares available for issuance under the Stock Incentive Plan plus shares underlying any outstanding awards under the Stock Incentive Plan.

Equity Incentive Plans Generally

This section, including the table below, provides additional information about the aggregate outstanding equity awards under both of our equity incentive plans (i.e., the Stock Incentive Plan and our Inducement Equity Incentive Plan).

	As of April 13, 2026
Total number of shares of Common Stock subject to outstanding stock options	39,021,853
Weighted-average exercise price per share of outstanding stock options	$ 7.97
Weighted-average remaining term of outstanding stock options (in years)	6.3
Total number of shares of Common Stock subject to outstanding full value awards	12,452,646
Total number of shares of Common Stock available for grant under Company equity plans	8,778,177

While our dilution profile is elevated compared to our compensation peer group, certain factors have influenced our current overhang level. First, the Company has historically granted long-term equity incentive awards to all of its employees. We believe this high level of participation in our broad-based equity compensation program aligns the interests of employees and directors with those of stockholders. This strong employee ownership philosophy drives a higher level of overhang when compared with our peers, but we believe it is essential to the future success of the Company and our stockholders. Second, the Company's employee stock options have a 10-year term with vesting occurring over a four-year period, and the current average holding period for exercised stock options is approximately six years, with some of our officers and directors, including our CEO, holding many stock options for almost the full 10-year term. The long vesting period of four years and the strong retention of in-the-money stock options can drive our overhang upwards despite positive outcomes for both employees and stockholders.

For example, out of 25,650,641 exercisable stock options under both of our equity incentive plans as of April 13, 2026, approximately 17,200,397 stock options, or 67%, are in-the-money and have an average age of approximately six years. If all exercisable, in-the-money stock options were exercised, our total overhang percentage as of April 13, 2026 would be reduced by an approximate amount of at least five percentage points. However, because our employees continue to hold these options rather than exercising them and selling the underlying shares, which would reduce the overhang, they remain aligned with the long-term interests of our stockholders even though these stock options contribute to overhang.

Further, the outstanding stock options that are underwater, or approximately 26% of all outstanding stock options, have a weighted-average exercise price of $11.41 per share and individual option exercise prices ranging up to $17.25 per share, as compared to the $9.41 per share closing price of our Common Stock on April 13, 2026. The Company has not repriced or exchanged underwater stock options and does not currently intend to do so. Under the terms of the Stock Incentive Plan, no option or stock appreciation right may be repriced, regranted or exchanged for cash or other awards without prior stockholder approval.

With these factors in mind, the Company is committed to continually incentivizing and retaining all employees through equity compensation while managing overhang and burn rate in order to drive long-term success.

Burn Rate

Our three-year average unadjusted burn rate is approximately 6.1%. As of April 13, 2026, there were approximately 7,713,200 shares available for future grants under the Stock Incentive Plan. Depending on assumptions and various factors, such as stock price, employee population growth, and market conditions, should the Share Increase be approved, it is expected that there will be sufficient shares available under the Stock Incentive Plan to satisfy our equity compensation needs through our 2027 annual meeting of stockholders.

Plan Features that Protect Stockholder Interests

The Stock Incentive Plan provides the following provisions that are favorable to our stockholders and protect stockholder interests:

- ✓ *Independent Plan Administration.* The Compensation Committee, comprised solely of non-employee, independent directors, administers the Stock Incentive Plan.

- ✓ *No "Evergreen" Provision.* The Stock Incentive Plan does not include an "evergreen" feature pursuant to which the reserve of shares authorized for issuance would automatically be replenished periodically.

- ✓ *Limitation on Awards to Individuals.* The Stock Incentive Plan limits the number of shares of Common Stock subject to awards that an individual may receive during each calendar year to 1,500,000 shares.

- ✓ *Cap on Director Compensation.* The Stock Incentive Plan limits the value of the initial and annual awards and cash compensation to be granted to directors to $1,000,000 and $750,000, respectively.

- ✓ *Minimum One-Year Vesting Requirement.* All awards granted under the Stock Incentive Plan are subject to a minimum one-year vesting period, provided that this limitation shall not apply to up to five percent of the total number of shares available for issuance under the Stock Incentive Plan.

- ✓ *No Discounted Options or Stock Appreciation Rights.* Options and stock appreciation rights may not be granted with exercise prices below fair market value.

- ✓ *No Dividends on Options and Stock Appreciation Rights Until Shares Are Issued and No Dividend Payments on Other Awards While Unvested.* The Stock Incentive Plan prohibits the payment of dividends on unvested awards.

- ✓ *Clawback.* Awards issued under the Stock Incentive Plan are subject to any clawback policy of the Company as in effect from time-to-time, including the clawback policy described under "Compensation Discussion and Analysis—Clawback Policy."

- ✓ *No Liberal Share Recycling.* Shares subject to an award will not be available for reuse if such shares are delivered or withheld to satisfy any tax withholding obligation, or not issued upon the settlement of an award or exercise of a stock option.

- ✓ *No Gross Ups.* The Stock Incentive Plan does not provide for any tax gross-ups.

- ✓ *No Repricings.* No option or stock appreciation right may be repriced, regranted through cancellation, including cancellation in exchange for cash or other awards, or otherwise amended to reduce its option price or exercise price (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as permitted under the Stock Incentive Plan) without the approval of the stockholders of the Company.

- ✓ *Double-Trigger on Change of Control.* The Stock Incentive Plan includes a double-trigger provision for the vesting of any options, restricted stock, or restricted stock units ("RSUs") upon a change of control; however, if awards are not assumed by the acquirer or successor in connection with such change of control, outstanding awards under the Stock Incentive Plan will be fully vested.

✓ **No Transferability.** Awards generally may not be transferred, except by will or the laws of descent and distribution, unless approved by the Compensation Committee.

Summary of the Stock Incentive Plan

The principal provisions of the Stock Incentive Plan, including (unless otherwise noted) the terms of the Share Increase, are summarized below. This summary is not complete and is qualified in its entirety by the terms of the Stock Incentive Plan attached as **Annex A** to this Proxy Statement.

Equity Incentive Programs

The Stock Incentive Plan consists of three separate equity incentive programs:

* the Discretionary Option Grant Program;

* the Stock Issuance Program; and

* the Director Grant Program for non-employee Board members.

The principal features of each program are described below. The Compensation Committee or, in the absence of the Compensation Committee, another properly constituted committee of the Board, or the Board itself, has the authority to administer the equity incentive programs under the Stock Incentive Plan, and also has the authority to make grants under these programs to all eligible individuals. The Compensation Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Compensation Committee is authorized and empowered to do or perform under the Stock Incentive Plan, and for all purposes under the Stock Incentive Plan, such officer or officers shall be treated as the Compensation Committee.

The term "plan administrator," as used in this summary, means, as applicable, the Compensation Committee, another properly constituted committee of the Board, the Board, or one or more officers of the Company, to the extent that any of them is acting within the scope of its administrative jurisdiction under the Stock Incentive Plan.

Share Reserve

As of April 13, 2026, an aggregate of 81,090,000 shares of Common Stock have been reserved for issuance over the term of the Stock Incentive Plan, without giving effect to the Share Increase proposed under the terms of this proposal. The total number of shares reserved or available under the Stock Incentive Plan as of April 13, 2026, without giving effect to the Share Increase proposed under the terms of this proposal, is 54,027,003. This amount consists of 46,313,803 shares reserved for awards already granted and 7,713,200 shares of Common Stock currently available for future issuance under the Stock Incentive Plan. Approval of the Share Increase will increase the number of shares available for issuance under the Stock Incentive Plan by 7,000,000 shares.

The shares of Common Stock issuable under the Stock Incentive Plan may be drawn from shares of our authorized but unissued Common Stock or from shares of Common Stock reacquired by us, including shares repurchased on the open market.

No individual may receive options or other awards under the Stock Incentive Plan exceeding 1,500,000 shares in the aggregate in any calendar year.

In the event any change is made to the outstanding shares of Common Stock by reason of any recapitalization, stock dividend, stock split, combination of shares, exchange of shares or other change in corporate structure effected without our receipt of consideration, appropriate adjustments will be made to the securities issuable (in the aggregate and per participant) under the Stock Incentive Plan, the securities in effect under each outstanding option and stock issuance, and where applicable, the option exercise price per share.

Eligibility

Officers and employees, non-employee Board members and independent consultants in our service or the service of our parents or subsidiaries, whether now existing or subsequently established, are eligible to participate in the Discretionary Option Grant Program and the Stock Issuance Program. Non-employee members of the Board are also eligible to participate in the Director Grant Program.

As of April 13, 2026, five executive officers, approximately 450 other employees, and nine non-employee Board members were eligible to participate in the Discretionary Option Grant Program and the Stock Issuance Program. Our nine non-employee Board members were also eligible to participate in the Director Grant Program.

Valuation

The "fair market value" per share of Common Stock on any relevant date under the Stock Incentive Plan will be deemed to be equal to the closing selling price per share on that date on the Nasdaq Global Select Market. On April 13, 2026, the closing selling price of our Common Stock per share was $9.41.

Discretionary Option Grant Program

Terms of Options

The Plan Administrator has complete discretion under the Discretionary Option Grant Program to determine which eligible individuals are to receive option grants, the time or times when those grants are to be made, the number of shares subject to each grant, the status of any granted option as either an incentive stock option or a non-statutory option under the federal tax laws, the vesting schedule, if any, for the option grant and the maximum term for which any granted option is to remain outstanding.

Each granted option will have an exercise price per share no less than the fair market value of the option shares on the grant date. No granted option will have a term in excess of 10 years, and the option will generally become exercisable in one or more installments over a specified period of service measured from the grant date. However, one or more options may be structured so that they will be immediately exercisable for any or all of the option shares; the shares acquired under those options will be unvested and subject to repurchase by us, at the exercise price paid per share, if the optionee ceases service with us prior to vesting in those shares.

Upon cessation of service, the optionee will have a limited period of time in which to exercise any outstanding options to the extent exercisable for vested shares. The Plan Administrator will have complete discretion to extend the period following the optionee's cessation of service during which his or her outstanding options may be exercised and/or to accelerate the exercisability or vesting of such options in whole or in part. Such discretion may be exercised at any time while the options remain outstanding, whether before or after the optionee's actual cessation of service.

Upon the optionee's cessation of service as a result of death after at least five years of service, all of the optionee's outstanding options will accelerate and become exercisable in full.

In no event may options (or stock appreciation rights) granted under the Stock Incentive Plan be directly or indirectly repriced without the approval of our stockholders.

Stock Appreciation Rights

The Plan Administrator is authorized to issue tandem stock appreciation rights in connection with option grants made under the Discretionary Option Grant Program. The grant price of a stock appreciation right may not be less than the fair market value of our Common Stock on the date of the grant.

Tandem stock appreciation rights under the Discretionary Option Grant Program provide the holder with the right to surrender an option for an appreciation distribution from the Company. The amount of this distribution will be equal to the excess of:

(i) the fair market value of the vested shares of Common Stock subject to the surrendered option, over

(ii) the aggregate exercise price payable for such shares.

An appreciation distribution may, at the discretion of the Plan Administrator, be made in cash or in shares of Common Stock, or a combination thereof.

Stock Issuance Program

Shares may be issued under the Stock Issuance Program through direct and immediate issuance or with vesting upon the completion of a designated service period, the attainment of pre-established performance goals, or a specific period of time after issuance. To the extent a participant ceases service without completing the designated service period or performance goals, we have the right to repurchase the shares at the price paid, if any. However, the Plan Administrator has the discretionary authority at any time to accelerate the vesting of any and all unvested shares outstanding under the program. Share recipients will have full stockholder rights with respect to their shares, including the right to vote the shares and to receive regular cash dividends. Share recipients do not have rights with respect to unvested shares; however, the Plan Administrator may grant dividend equivalents entitling the holder of such unvested shares to regular cash dividends payable on such shares. Dividends and dividend equivalents are subject to the same vesting schedule and payable at the same time as the shares to which such dividends and dividend equivalents relate.

Shares of Common Stock may also be issued under the program pursuant to RSUs that entitle the recipient to receive shares of Common Stock (or cash in lieu thereof) in the future following the satisfaction of vesting conditions imposed by the Plan Administrator. Outstanding RSUs under the program will automatically terminate, and no shares of Common Stock will be issued in satisfaction of those awards, if the vesting conditions established for the awards are not satisfied. RSU holders do not have stockholder rights with respect to the awards; however, the Plan Administrator may grant dividend equivalents entitling the holder of RSUs to regular cash dividends payable on the underlying shares. Dividend equivalents are subject to the same vesting schedule and payable at the same time as the shares underlying the RSU to which such dividend equivalents relate.

The Plan Administrator has complete discretion under the program to determine which eligible individuals are to receive stock issuances or RSUs, the time or times when those issuances or awards are to be made, the number of shares subject to each issuance or award, the extent to which an RSU will have an accompanying dividend equivalent, and the vesting schedule to be in effect for the stock issuance or RSU.

Director Grant Program

Terms of Equity Grants

Under the Director Grant Program, eligible non-employee Board members, including Board members who are our former employees, are eligible to receive equity grants in connection with their Board service. Each non-employee Board member may receive grants of stock options, RSUs, shares of Common Stock, other awards issuable under the Stock Incentive Plan, or a combination thereof. In no event will the aggregate grant date fair value calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 718 of all awards granted during any calendar year to any non-employee Board member (excluding any awards granted at the election of a non-employee Board member in lieu of all or any portion of retainers or fees otherwise payable to non-employee Board members in cash), together with the amount of any cash fees or retainers paid to such non-employee Board members during such calendar year with respect to such individual's service as a non-employee Board member, exceed $750,000 or, for a non-employee Board member who first joins the Board, $1,000,000. In each case, the specific dollar amount of the grant will be as set forth in a Director Compensation Policy approved by the Board.

Each stock option grant, if any, will have an exercise price per share equal to no less than the fair market value per share of Common Stock on the grant date, and no stock option will have a term in excess of 10 years.

General Provisions

Acceleration

In the event that we are acquired by merger or asset sale or otherwise undergo a change in control, including a change effected through the successful completion of a tender offer for more than 50% of our outstanding voting stock or a change in the majority of the Board effected through one or more contested elections for Board membership, except as set forth in the terms of the grant, all grants under the Stock Incentive Plan made on or after April 3, 2017 are subject to "double trigger" vesting if the grants are assumed. In such case, accelerated vesting will apply only if the grantee's service is terminated by us without "cause" or the grantee due to a "constructive termination" within 90 days preceding or two years following the change in control. If the grants are not assumed in connection with the change in control, they will fully vest upon the change in control.

Payment of Withholding Taxes

The Plan Administrator may provide one or more participants in the Discretionary Option Grant Program and Stock Issuance Program with the right to have us withhold a portion of the shares otherwise issuable to such participants in satisfaction of applicable withholding taxes that attach upon the exercise of options or the vesting of stock issuances or RSUs. Alternatively, the Plan Administrator may allow participants to deliver previously acquired shares of Common Stock in payment of such withholding tax liability.

Amendment and Termination

The Board may amend or modify the Stock Incentive Plan at any time, subject to any required stockholder approval pursuant to applicable laws and regulations (including applicable Nasdaq Global Select Market rules). Unless sooner terminated by the Board, the Stock Incentive Plan will terminate on the earliest of:

(i) 10 years following the date the Stock Incentive Plan is approved by the Board, which will be April 20, 2036 (but any options, stock issuances or other awards outstanding on such date shall remain in effect in accordance with their terms);

(ii) the date on which all shares available for issuance under the Stock Incentive Plan have been issued as fully vested shares; or

(iii) the termination of all outstanding options and stock issuances in connection with certain changes in control or ownership of the Company.

New Plan Benefits

As described above, all future grants, including the identification of grant recipients and the sizes and types of grants, will be determined by the Plan Administrator in its discretion, and no arrangements have been made at this time with respect to the shares reserved for issuance under the Stock Incentive Plan. Therefore, the amount of future awards under the Stock Incentive Plan is not yet determinable, and it is not possible to predict the benefits or amounts that will be received by, or allocated to, particular individuals or groups of employees or participants.

Equity Compensation Plan Information

As of April 13, 2026, an aggregate of 81,090,000 shares of Common Stock have been reserved for issuance over the term of the Stock Incentive Plan, without giving effect to the Share Increase proposed under the terms of this proposal. The total number of shares reserved or available under the Stock Incentive Plan as of April 13, 2026, without giving effect to the Share Increase proposed under the terms of this proposal is 54,027,003. This amount consists of 46,313,803 shares reserved for awards already granted and 7,713,200 shares of Common Stock available for future issuance under the Stock Incentive Plan.

Information regarding the securities authorized for issuance under our equity compensation plans is presented as of December 31, 2025, which does not give effect to the proposed Share Increase of 7,000,000 shares of Common Stock under the Stock Incentive Plan.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	49,805,077 [1]	7.83	11,526,373 [2]
Equity compensation plans not approved by security holders	5,705,339 [3]	8.33	1,459,895 [4]
Total	55,510,416	7.88	12,986,268

(1) Represents stock option awards and RSUs granted under the Stock Incentive Plan. The number of shares that may be issued pursuant to the Employee Stock Purchase Plan during a given period and the purchase price of such shares cannot be determined in advance of such purchases.

(2) Consists of 6,852,136 shares available for future issuance under the Stock Incentive Plan and 4,674,237 shares available for future issuance under the Employee Stock Purchase Plan.

(3) Represents stock option awards and RSUs granted under the Inducement Equity Incentive Plan. For a narrative description of the terms of the Inducement Equity Incentive Plan, see Note 13 to the Company's audited consolidated financial statements for the year ended December 31, 2025, which is included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2026.

(4) Represents shares available for issuance under the Inducement Equity Incentive Plan. For a narrative description of the terms of the Inducement Equity Incentive Plan, see Note 13 to the Company's audited consolidated financial statements for the year ended December 31, 2025, which is included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2026.

Federal Income Tax Consequences

The following is a summary of the U.S. federal income tax treatment applicable to us and the participants who receive awards under the Stock Incentive Plan based on the federal income tax laws in effect on the date of this Proxy Statement. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on the participant's specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code")), or other tax laws other than U.S. federal income tax law. Because individual circumstances may vary, we recommend that all participants consult their own tax advisor concerning the tax implications of awards granted to them under the Stock Incentive Plan.

Option Grants

Options granted under the Stock Incentive Plan may be either incentive stock options that satisfy the requirements of Section 422 of the Code or non-statutory options, which are not intended to meet such requirements. The federal income tax treatment for the two types of options differs as follows:

Incentive Stock Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise transferred. For federal tax purposes, dispositions are divided into two categories: (i) qualifying and (ii) disqualifying. A qualifying disposition occurs if the sale or other disposition is made after the optionee has held the shares for more than two years after the option grant date and more than one year after the exercise date. If either of these two holding periods is not satisfied, then a disqualifying disposition will result. If the optionee makes a qualifying disposition, the taxable income recognized by the optionee will be treated as a long-term capital gain and we will not be entitled to an income tax deduction. If the optionee makes a disqualifying disposition of the purchased shares, then for the taxable year in which such disposition occurs, the optionee will recognize ordinary income, and we will be entitled to an income tax deduction, in an amount generally equal to the excess of (i) the fair market value of such shares on the option exercise date over (ii) the exercise price paid for the shares.

Non-Statutory Options. No taxable income is recognized by an optionee upon the grant of a non-statutory option. The optionee will in general recognize ordinary income in the year in which the option is exercised, in an amount equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares.

Subject to limitations imposed by Section 162(m) of the Code, we will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-statutory option. Any such deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee.

Stock Appreciation Rights

No taxable income is recognized upon receipt of a stock appreciation right. The holder will recognize ordinary income in the year in which the stock appreciation right is exercised, in an amount equal to the appreciation distribution. Subject to limitations imposed by Section 162(m) of the Code, we will generally be entitled to an income tax deduction equal to the appreciation distribution in the taxable year in which the ordinary income is recognized by the optionee.

Stock Issuances

Generally, the issuance of unvested stock will not result in taxable income to the employee. Instead, upon vesting, the fair market value of such shares, less cash or other consideration paid (if any), will be included in the participant's ordinary income as compensation. Any cash dividends or other distributions paid with respect to the stock prior to vesting will also be included in the holder's ordinary income as compensation when paid. The participant may, however, elect under Section 83(b) of the Code, to include in his or her ordinary income at the time the stock is issued the fair market value of such shares less any amount paid. Any cash dividends paid thereafter will be treated as dividend income.

Subject to limitations imposed by Section 162(m) of the Code, we will generally be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant with respect to the stock issuance. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the participant.

Restricted Stock Units (RSUs)

No taxable income is recognized by a participant upon grant of an RSU. The participant will recognize ordinary income, in the year in which the RSU vests and the underlying stock is issued to the participant, in an amount equal to the fair market value of the shares on the date of issuance. Any cash or other property paid with respect to such shares on the vesting date will also be included in the participant's ordinary income as compensation at the time of payment. A participant may not make an 83(b) election with respect to an RSU. Subject to limitations imposed by Section 162(m) of the Code, we will generally be entitled to an income tax deduction to the extent the participant recognizes ordinary income with respect to an RSU. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the participant.

Deductibility of Executive Compensation

Section 162(m) of the Code imposes an annual deduction limit of $1 million on compensation paid by the Company to "covered employees" in any taxable year. This rule may limit the deductibility of awards granted pursuant to the Stock Incentive Plan.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS DEEMS THE APPROVAL OF THE AMENDED AND RESTATED STOCK INCENTIVE PLAN, INCREASING THE NUMBER OF SHARES AVAILABLE FOR ISSUANCE UNDER THE STOCK INCENTIVE PLAN, TO BE IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE <u>FOR</u> APPROVAL OF THE AMENDED AND RESTATED STOCK INCENTIVE PLAN.

CORPORATE GOVERNANCE

Code of Business Conduct

We have a code of business conduct that applies to all our employees as well as to each member of the Board. The code of business conduct is available on our website at www.biocryst.com under the Corporate Governance section. The Company intends to post on its website any amendments to, or waivers from, its code of business conduct. To date, there have not been any waivers by us under the code of business conduct.

Board of Directors

The Company is governed by a Board of Directors, which currently consists of 10 directors as determined by resolution of the Board in accordance with the Company's Certificate of Incorporation. The Board has determined that eight of the 10 current members of the Board (Mr. Frank, Dr. Galson, Ms. Heggie, Mr. Levin, Dr. McKee, Mr. Milano, Dr. Milne, and Ms. Sanders) are independent as defined by the Nasdaq Global Select Market ("Nasdaq"). In addition, the Board previously determined that Nancy Hutson and George Abercrombie, who served as directors of the Board until their retirements in January 2026 and June 2025, respectively, and Stephen Aselage, who served as a director of the Board until June 2025 and did not stand for reelection at our 2025 annual meeting of stockholders, were independent as defined by Nasdaq. In making its independence determinations, the Board considered Dr. Milne's former role as Chief Executive Officer of Astria Therapeutics, Inc. The Board determined that, in light of all relevant facts and circumstances, including the absence of any relationships that would interfere with the exercise of independent judgment, as well as Nasdaq guidance, Dr. Milne qualified as an "independent director" under the Nasdaq listing standards. There are no family relationships among any of our directors or our executive officers.

The Board has established the Audit, Compensation, and Corporate Governance and Nominating committees to assist in the oversight of the Company. The Board has adopted charters for each of these committees, which are posted on the Company's website at www.biocryst.com. The Company also makes available on its website its code of business conduct. Printed copies of these charters or the code of business conduct may be obtained, without charge, by contacting the Corporate Secretary, BioCryst Pharmaceuticals, Inc., 4505 Emperor Blvd., Suite 200, Durham, North Carolina 27703.

Board Leadership Structure

The Chair of the Board presides over the Board meetings and any executive session of the non-management directors. An executive session is held at every regularly scheduled Board meeting. Mr. Milano currently serves as the Chair of the Board. Dr. Hutson served as Chair of the Board until her retirement in January 2026. In connection with Dr. Hutson's retirement, the Board elected Mr. Milano as Chair of the Board.

The Company's CEO is responsible for setting the Company's strategic direction and for the day-to-day leadership and performance of the Company, while the Company's independent Chair assists and provides guidance to the CEO. The Company believes that having Mr. Milano serve as Chair is the most appropriate leadership structure for the Company at this time, based on the current circumstances and direction of the Company and the membership of the Board, including Mr. Milano's vast leadership experience in the pharmaceutical industry. This leadership structure permits the CEO to focus his attention on managing our business and allows the Chair to function as an important liaison between management and the Board, enhancing the ability of the Board to provide oversight of the Company's management and affairs.

Board Oversight of Management Succession Planning

The Board plays an active role in overseeing management succession planning and leadership development. The Board oversees a formal succession planning process for the CEO and other key executives, which includes regular talent reviews, assessment of potential successors and evaluation of the leadership capabilities needed to advance the Company's strategy. Over the past year, this process has supported several important leadership transitions, including the planned transition of the CEO role from long-tenured Jon Stonehouse to internal leader Charles Gayer, the recruitment of top external talent for our CFO and Chief Research and Development Officer roles, and the appointment of an internal candidate as Chief Commercial Officer. These transitions reflect a combination of internal promotions and external appointments designed to align the leadership team's skills and experience with the Company's strategic priorities.

Risk Oversight

The Company does not view risk in isolation, but considers risk as part of its regular consideration of business strategy and business decisions. BioCryst approaches risk management by integrating its strategic planning, operational decision making and risk oversight through its internal Enterprise Risk Navigation committee, and by communicating risks and opportunities to the Board. The Board oversees the Company's risk management function, directly and through its committees. The Board commits substantial time and effort every year to discussing and agreeing upon the Company's strategic plan, and it reconsiders key elements of the strategic plan as warranted in response to significant events and opportunities. As part of the review of the strategic plan, as well as in evaluating events and opportunities that occur during the year, the Board and management also consider the risks relating to the strategic plan.

While the Board has primary responsibility for oversight of the Company's risk management, the Board's standing committees support the Board by regularly addressing various risks in their respective areas of oversight. Specifically, the Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls, compliance with public reporting requirements, and cybersecurity. The Audit Committee also is responsible for reviewing, discussing and advising the Board with respect to our corporate compliance program and code of business conduct. The Compensation Committee assists the Board in fulfilling its risk management oversight responsibilities with respect to human capital management and risks arising from compensation policies and programs. The Corporate Governance and Nominating Committee assists the Board in fulfilling its risk management oversight responsibilities with respect to risks related to corporate governance matters, including as they relate to the Company's corporate responsibility risk management, strategy, initiatives, and policies. For additional information related to the Compensation Committee's role in evaluating risks related to our executive compensation program, see "Compensation Discussion and Analysis" below.

Committees of the Board

Audit Committee

The Company's Audit Committee currently consists of Mr. Levin, as its Chair, Ms. Heggie, and Mr. Milano, and is responsible for the review of internal accounting controls, financial reporting, and related matters. The Audit Committee's responsibilities also include, among others, the preapproval of audit and non-audit services; reviewing the Company's policies on enterprise risk assessment and risk management; reviewing the Company's corporate compliance program; reviewing, preapproving and overseeing all related-party transactions; establishing and overseeing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; determining appropriate funding, to be provided by the Company, for payment of compensation to the independent accountants employed by the Company, any other advisors employed by the Audit Committee, and ordinary administrative expenses of the Audit Committee; reviewing and preapproving any non-GAAP financial disclosures and any pro forma financial disclosures; and reviewing and discussing accounting pronouncements, initiatives, and proposed rule changes relevant to the Company. The Audit Committee also recommends to the Board the independent accountants selected to be the Company's auditors and reviews the audit plan, financial statements, and audit results, and it regularly reviews the independence, and evaluates the performance, of the selected independent accountants. In addition, the Audit Committee oversees the Company's cybersecurity program and receives regular updates on the program from the Company's cybersecurity steering committee.

The Board has adopted an Audit Committee Charter, available on the Company's website, that meets all applicable rules of Nasdaq and the SEC. The Audit Committee members, including Mr. Abercrombie before his retirement, are "independent" directors as defined by Nasdaq and the SEC, meet the heightened independence standards applicable to Audit Committee members under Nasdaq and SEC rules, and meet Nasdaq's financial literacy requirements for audit committee members. The Board has determined that each of Mr. Levin and Mr. Milano qualifies as an "audit committee financial expert," as such term is defined by the SEC. The Audit Committee met four times during 2025.

Compensation Committee

The Company's Compensation Committee currently consists of Ms. Sanders, as its Chair, Dr. Galson and Dr. Milne (since January 2026), and is responsible for the annual review of officer compensation and other incentive programs. The Compensation Committee's responsibilities also include, among others, the review and recommendation to the Board of the compensation for directors serving on the Board and its committees; reviewing and approving the Company's goals and objectives relevant to compensation of executive officers; overseeing the risk assessment of the Company's compensation programs; reviewing compliance with any applicable Company stock ownership guidelines; assessing any conflicts of interest of the compensation consultant retained by the Compensation Committee; overseeing the administration of the Company's clawback of incentive compensation; overseeing engagement with stockholders and proxy advisory firms on executive compensation matters; periodically reviewing the Company's policies and strategies relating to human capital management and making recommendations to the Board with respect thereto; and reviewing and approving any compensatory contracts or similar transactions or arrangements with executive officers and certain other employees. Information describing the Compensation Committee's processes and procedures for considering and determining executive compensation, including the role of consultants in determining or recommending the amount or form of director and executive compensation, is included under the heading "Compensation Discussion and Analysis" below.

The Board has adopted a Compensation Committee Charter, available on the Company's website, that meets all applicable rules of Nasdaq and the SEC. The Compensation Committee members, including Dr. Hutson and Mr. Aselage during their time serving on the Compensation Committee, are "independent" directors as defined by Nasdaq, meet the heightened independence standards applicable to Compensation Committee members under Nasdaq rules, and are "non-employee" directors as defined by SEC rules. The Compensation Committee met six times during 2025.

Compensation Committee Interlocks and Insider Participation

The directors who served as members of the Compensation Committee during 2025 are Dr. Hutson, Mr. Aselage, Dr. Galson and Ms. Sanders. None of these directors have ever served as an officer or employee of the Company, and none of these directors had any relationship with the Company during 2025 that would be required to be disclosed pursuant to Item 404 of Regulation S-K. No interlocking relationships exist between our current Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company.

Corporate Governance and Nominating Committee

The Company's Corporate Governance and Nominating Committee currently consists of Dr. Galson, as its Chair, Ms. Heggie, and Dr. McKee, and is responsible for selecting persons for election or re-election as directors and providing oversight of the corporate governance affairs and policies of the Board of Directors and the Company. The Corporate Governance and Nominating Committee's responsibilities also include, among others, overseeing the evaluation of the Board and management of the Company; assessing the independence of incumbent directors and new director nominees; reviewing the Board's committee structure and recommending to the Board for its approval directors to serve as members and chair of each committee; reviewing periodically the Board's leadership structure, including the separation of the Chair of the Board and Chief Executive Officer roles and/or appointment of a lead independent director of the Board; overseeing the annual self-evaluation process of the Board and its committees; reviewing the adequacy of the Certificate of Incorporation and By-Laws of the Company and recommending appropriate amendments to the Board; overseeing the orientation process for new directors and ongoing education for directors; reviewing policies relating to meetings of the Board; and overseeing and reviewing the management continuity planning process, including the review and evaluation of succession plans relating to executive officers, including the Chief Executive Officer. The Corporate Governance and Nominating Committee also is responsible for general oversight of the Company's corporate responsibility risk management, strategy, initiatives, and policies.

The Board has adopted a Corporate Governance and Nominating Committee Charter, available on the Company's website, that meets all applicable rules of Nasdaq and the SEC. The Corporate Governance and Nominating Committee members, including Dr. Hutson and Mr. Abercrombie before their retirement, are "independent" directors as defined by Nasdaq. The Corporate Governance and Nominating Committee met five times during 2025.

Other Committees

The Company also has a Commercialization Committee, a Science Committee, and a Finance Committee, each of which convenes from time to time, as needed, to assist the Company and the Board in strategic decision-making regarding product development and commercialization and significant scientific and financial matters. Information about these committees, including committee composition and copies of the committee charters, is available on the Company's website.

Selection of Board Nominees

The Corporate Governance and Nominating Committee (referred to in this section as the "Committee") will consider candidates for Board membership suggested by its members and other Board members, as well as management and stockholders. The Committee has established a procedure for submission of suggestions by stockholders and will consider candidates recommended in writing, including biographical information and personal references. All submissions by stockholders should be sent directly to the Chair of the Board, Vincent Milano, at 4505 Emperor Blvd., Suite 200, Durham, North Carolina 27703. The Chair will provide copies of all submissions to the Committee for its consideration.

The Committee reviews all written submissions and evaluates them based on predetermined selection criteria to identify prospective nominees. In reviewing candidates to become prospective nominees, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate based on the information provided to the Committee with the recommendation of the candidate, as well as the Committee's own knowledge of the candidate, which may be supplemented by inquiries to the person making the recommendation or to others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the candidate can satisfy the director selection criteria described below. If the Committee determines, in consultation with the Chair of the Board and other Board members as appropriate, that additional consideration is warranted, it may request additional information about the candidate's background and experience. The Committee then evaluates the candidate as a prospective nominee considering our director selection criteria, including:

- the ability of the prospective nominee to represent the interests of the stockholders of the Company;

- the prospective nominee's standards of integrity, commitment, and independence of thought and judgment;

- the prospective nominee's ability to dedicate sufficient time, energy, and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards; and

- the extent to which the prospective nominee contributes to the range of talent, skill, and expertise appropriate for the Board.

In evaluating prospective nominees for Board membership, consideration is given to obtaining a variety of experiences, backgrounds, skill sets, and perspectives within the Board. In considering the composition of the Board, we look at the entirety of the Board. Although we do not seek constituent or representational directors, the Committee does consider the composition of the Board whenever we are looking for a new director, including skill sets, backgrounds, experiences, perspectives, and personal characteristics. The Committee and the Board evaluate the Board's composition on a periodic basis as part of their review of the Board as a whole. Our Board conducts annual self-evaluations, overseen by the Committee and designed to solicit directors' views on a variety of topics, including whether the Board, as a whole, has the appropriate mix of characteristics, business experience, background, and tenure. See "Annual Performance Evaluations" below for additional information about these evaluations. The Committee also regularly assesses the expertise and competencies of the directors by considering, among other things, whether the Board, as a whole, is sufficiently represented by directors with experience in the areas listed in the matrix below. In order to more meaningfully assess Board strength, Board members are asked to only identify areas where they have deep, hands-on experience. Based on these evaluations, assessments, and self-disclosures, we believe the Board currently is comprised of directors who reflect an appropriate mix of backgrounds, experiences, perspectives, and personal characteristics that are aligned with the Company's business strategy. The following matrix highlights the areas of qualifications, experience and competencies of each director, as reviewed by the Committee. The absence of a mark does not necessarily indicate that the director does not possess any relevant expertise or competency in the area. For additional information on each individual's skills and experience, please see their detailed biography.

Expertise/Competency	Frank	Galson	Gayer	Heggie	Levin	McKee	Milano	Milne	Sanders	Stonehouse
Public Co. Board Experience	X	X		X	X	X	X	X	X	X
CEO Experience				X			X	X		X
CFO Experience					X		X			
Strategic/Transactional Expertise	X				X		X	X	X	X
Financial Reporting/Capital Markets Expertise	X				X		X	X		X
Manufacturing									X	
Quality						X			X	
Rare Disease Commercial Expertise			X	X			X			
International Rare Disease Expertise			X	X		X				
Regulatory		X				X			X	
Late-Stage Clinical Development		X				X				
Early-Stage Clinical and Discovery Research		X				X		X		
Pharmaceutical Research & Development Expertise		X				X				
Investor/Wall Street Experience	X				X		X			

The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the relevance of the current expertise of the Board, stockholder communications, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees. In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee selects the director nominees for the next annual meeting of stockholders. The Committee recommended the nomination of three incumbent directors whose terms are expiring at the Meeting for reelection to the Board of Directors.

The Committee also has authority to retain and approve the compensation of search firms to be used to identify director candidates.

Recent Board Refreshment

The Board, through the Committee, regularly reviews its composition to help ensure it includes the skills, experience and perspectives needed to oversee the Company's strategy and long-term value creation efforts. As part of this ongoing refreshment process, the Board has, over the past year, combined the planned retirement of long-tenured directors with the addition of new directors who bring complementary expertise in areas such as rare disease drug development, commercial execution and capital markets.

Since the start of 2025, the Board has made several key changes to its composition, including appointing the Company's new CEO, Charles Gayer, to the Board to maintain strong alignment between the Board and the management team, and adding Jill Milne, the co-founder and former CEO of Astria Therapeutics, Inc., and Steven Frank, a seasoned healthcare investment banking executive. In addition, the Board refreshed several key leadership roles over the past year, including electing Vincent Milano as Chair following the planned retirement of Nancy Hutson. These changes reflect the Board's focus on maintaining an appropriate balance of continuity and fresh perspectives, including directors with deep operating, scientific, commercial, financial and governance expertise, and are informed by the Committee's regular evaluation of the Board's skills matrix, tenure profile, and diversity of background and experience.

Annual Performance Evaluations

The Board has a policy requiring an annual evaluation of the performance of the Board and the committees thereof, including individual assessments of each director's performance and qualifications. The Board engages third-party evaluators to oversee the individual director assessments from time to time at the discretion of the Corporate Governance and Nominating Committee (referred to in this section as the "Committee"). Generally, as part of these individual director assessments, the third-party evaluators interview each director individually to discuss such director's responses to a list of questions approved by the Committee and report the results of the interviews back to the Committee in the aggregate, protecting the anonymity of each director, which we believe facilitates open and honest responses to the interview questions. The Committee then reviews the results of these assessments in making recommendations to the Board, including with respect to director nominations and Board succession planning.

Stockholder or Other Interested Party Communications

Stockholders or other parties interested in communicating directly with the Board, or specified individual directors, may do so by writing to the Corporate Secretary, 4505 Emperor Blvd., Suite 200, Durham, North Carolina 27703. The Secretary will review all such correspondence and will regularly forward to the Board copies of all such correspondence that, in the opinion of the Secretary, relates to the functions of the Board or its committees or that the Secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Chair of the Audit Committee and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Stock Ownership Guidelines

Our stock ownership guidelines require our Leadership Team members and our non-employee directors (collectively, the "Covered Individuals" and each, a "Covered Individual") to achieve a minimum ownership amount of Company securities within five years of the later of (i) June 2022, which was the effective date of our current stock ownership guidelines, and (ii) the date the Covered Individual becomes subject to the guidelines. We believe the stock ownership guidelines help ensure that our Leadership Team, which includes each executive officer, and each of our non-employee directors maintains an equity stake in the Company that appropriately links their interests with those of stockholders and employees. Covered Individuals are required to achieve the following minimum ownership amounts of Company securities, as applicable (the "Minimum Ownership Amount"):

Covered Individual	Minimum Ownership Amount
Chief Executive Officer	3x Base Salary
Other Leadership Team Members	1x Base Salary
Non-Employee Directors	3x Annual Cash Retainer

Shares of Common Stock, unvested RSUs, and earned performance share units count toward achievement of the Minimum Ownership Amount. In addition, shares owned by the Covered Individual's spouse or in trust for the benefit of the Covered Individual, the Covered Individual's spouse and/or children count toward achievement of the Minimum Ownership Amount. Unexercised options (vested and unvested) and unearned performance share units do not count toward achievement of the Minimum Ownership Amount.

The Compensation Committee of the Board reviews compliance with the stock ownership guidelines on an annual basis, with compliance to be measured as of December 31 each year, using an average stock price for the preceding 30-day period. As of December 31, 2025, each Covered Individual was in compliance with the stock ownership guidelines.

Non-Management Director Term Limits

In 2014, the Board adopted term limits for the non-management directors, which term limits may be waived by the Board upon recommendation by the Corporate Governance and Nominating Committee. Under the approved term limits, non-management directors shall serve for no more than four full three-year terms unless, upon consideration and recommendation of the Corporate Governance and Nominating Committee, the Board shall approve additional terms to be served by such non-management director.

Director Attendance

During 2025, the Board held six meetings. Each member of the Board attended at least 75% of the meetings of the Board and committees of the Board of which he or she was a member. We encourage all members of the Board to attend our annual meetings of stockholders. Our former Chief Executive Officer, Jon P. Stonehouse, and the former Chair of the Board, Dr. Hutson, were each in attendance in person at the 2025 annual meeting of stockholders.

Certain Relationships and Related Transactions

Since January 1, 2025, there were no relationships or related transactions requiring disclosure between the Company and any of its directors, executive officers or five percent stockholders. The Audit Committee Charter requires all related party transactions in which the aggregate amount is or is expected to exceed $120,000 to be pre-approved by the Audit Committee.

Anti-Hedging Policy

We have adopted a policy that prohibits employees (including officers) or directors, or any of their family members, from engaging in any type of short sale or purchasing any financial instrument (including prepaid variable forward contracts, equity swaps, collars, and exchange-traded funds), or otherwise engaging in any transaction that, in either case, hedges or offsets, or is designed to hedge or offset, any decrease in the market value of our equity securities. Such persons may engage in other derivative transactions only if it is determined, to the satisfaction of our Insider Trading Compliance Officer (currently, our Chief Legal Officer and Corporate Secretary), that such transactions are consistent with applicable rules, laws, and our Insider Trading Policy.

Insider Trading Policy

We have adopted an Insider Trading Policy that governs the purchase, sale, and other dispositions of our securities by the Company and our directors, officers, employees, and certain other persons and entities. We believe this policy is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company.

EXECUTIVE OFFICERS

Our executive officers are listed below, followed by information, including biographical information, about our executive officers (other than Mr. Gayer, whose biographical information appears above under "Election of Directors").

Name	Age[1]	Position(s)
Charles K. Gayer	55	President, Chief Executive Officer, and Director
Babar Ghias	47	Chief Financial Officer
Alane P. Barnes	60	Chief Legal Officer and Corporate Secretary
Ronald S. Dullinger	63	Chief Commercial Officer
Sandeep M. Menon	51	Chief Research and Development Officer

_____

(1)   Age as of April 13, 2026.

Biographical Information of Executive Officers

Babar Ghias has served as our Chief Financial Officer since joining BioCryst in July 2025. Prior to joining BioCryst, Mr. Ghias served as Chief Financial Officer since May 2022 of AvenCell Therapeutics, Inc. ("AvenCell"), a clinical-stage CAR-T company focused on hematologic malignancies. Prior to joining AvenCell, from 2017 to 2022, Mr. Ghias was Executive Vice President of Investments and Portfolio Management at Paragon Biosciences, LLC ("Paragon"), a global biotech development firm. He also served as Chief Financial and Operating Officer for several Paragon portfolio companies. At Paragon, he launched four biotechnology companies focused on rare diseases from early clinical to successful commercial launch. From 2014 to 2017, Mr. Ghias served as Chief Financial Officer and Head of Corporate Development at Marathon Pharmaceuticals, LLC, a specialty rare disease company, where he prepared the company for a commercial launch and led the successful sale of the firm. Earlier in his career, for over a decade, he was an investment banker who served as a senior member of the mergers and acquisitions team at Credit Suisse, providing strategic advice to clients and boards of directors in the healthcare and life sciences industries. Mr. Ghias received his B.S. degree in Economics from Lahore University of Management Sciences in Pakistan and earned his M.B.A. with honors from Washington University in St. Louis.

Alane P. Barnes has served as our Chief Legal Officer and Corporate Secretary since 2018. She joined BioCryst in September 2006 as its General Counsel, and was named as Corporate Secretary in 2007, and Vice President, General Counsel & Corporate Secretary in 2011. Ms. Barnes is responsible for all legal affairs of the Company including SEC compliance, corporate governance, IP strategy and management, licensing transactions, contract negotiations and management and dispute resolution. She graduated magna cum laude from Cumberland School of Law in 1997 and is a member of Curia Honoris, scholar of merit. Ms. Barnes received her B.S. in Natural Science with a concentration in biology and chemistry from the University of Alabama at Birmingham ("UAB"). Prior to joining the Company, Ms. Barnes worked for the UAB Research Foundation where she managed intellectual property, negotiated license transactions and facilitated the emergence of new companies based on university technology. Prior to employment at the UAB Research Foundation, Ms. Barnes practiced corporate law with a prominent law firm in Birmingham, Alabama. Ms. Barnes is currently a board member of the Research Triangle Area Association of Corporate Counsel and a member of the board of directors of We Plant it Forward. She regularly speaks at national conferences regarding the pharmaceutical business and at women's success conferences and is a 2010 graduate of MOMENTUM, an organization geared toward building leadership in women.

Ronald S. Dullinger was appointed as our Chief Commercial Officer in January 2026. Mr. Dullinger joined BioCryst in November 2019 as Vice President, U.S. Sales and was subsequently promoted to Senior Vice President, General Manager, U.S. in July 2022 and Senior Vice President, Americas in July 2024, where he led commercial teams that prioritized patient needs and commercial success. Prior to joining BioCryst, Mr. Dullinger held leadership roles at several companies, contributing to the successful commercialization of multiple rare disease therapies. Earlier in his career, he spent 13 years in various roles at GlaxoSmithKline, gaining broad experience in pharmaceutical operations and team leadership. Mr. Dullinger received his B.A. in Business Administration from Saginaw Valley State University.

Sandeep M. Menon, B.H.M.S, Ph.D, MPH, MS joined BioCryst in April 2026 as its Chief Research and Development Officer. Prior to joining BioCryst, Dr. Menon served as Chief Development Officer of Alnylam Pharmaceuticals, Inc., a publicly traded commercial-stage biopharmaceutical company, from 2023 to 2026, where he led global clinical development and safety across a broad portfolio spanning multiple therapeutic areas. His leadership included oversight of large, global development organizations and multiple late-stage programs, including the successful development and approval of AMVUTTRA® (vutrisiran), a novel RNAi therapeutic for ATTR cardiomyopathy, and the advancement of multiple programs through key clinical milestones. Prior to joining Alnylam, Dr. Menon spent over a decade at Pfizer in senior research and development leadership roles, including most recently as Senior Vice President, Head of Early Clinical Development and Chief Scientific Officer, BioMedicine AI and Digital Sciences. During his tenure at Pfizer, he led large, global development organizations and played a key role in improving R&D success rates across the portfolio. Dr. Menon co-led the clinical development of PAXLOVID™ and contributed to the development and approval of multiple therapies across oncology, immunology and rare disease. Earlier in his career, Dr. Menon held clinical development and biostatistics leadership roles at Biogen Idec and Aptiv Solutions (ICON). Dr. Menon holds a Ph.D. in Biostatistics and an MPH in Epidemiology and Biostatistics from Boston University, an MS in Translational Pharmacology from The Ohio State University, and a medical degree from Karnataka University in India.

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and Overview of Compensation

The Compensation Committee (referred to in this section as the "Committee") of the Board of Directors has the responsibility for establishing, implementing, and monitoring adherence with the Company's compensation philosophy. Our goal is to provide a compensation package that attracts, incentivizes, and retains employees and is designed to align employees' interests with the Company's corporate strategies and business objectives and the interests of the stockholders. We refer to the individuals identified below as our "Named Executive Officers" for 2025. The compensation of our Named Executive Officers is discussed in this Compensation Discussion and Analysis and included in the Summary Compensation Table. Our Named Executive Officers for 2025 are:

Name	Title
Jon P. Stonehouse[1]	Former President and Chief Executive Officer
Anthony J. Doyle[2]	Former Chief Financial Officer and Treasurer
Babar Ghias	Chief Financial Officer and Treasurer
Helen M. Thackray, M.D.[3]	Former Chief Research and Development Officer
Alane P. Barnes	Chief Legal Officer and Corporate Secretary
Charles K. Gayer[4]	President and Chief Executive Officer; Former Chief Commercial Officer

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(1) Mr. Stonehouse retired as Chief Executive Officer ("CEO") of the Company, effective December 31, 2025. In connection with his retirement, he received the benefits discussed in the "Potential Payments upon Termination or Change in Control" section below.

(2) Mr. Doyle resigned as Chief Financial Officer ("CFO") of the Company, effective April 9, 2025. Following his resignation, he continued to provide transition services to the Company as a consultant through December 31, 2025, as discussed further in the "Potential Payments upon Termination or Change in Control" section below.

(3) Dr. Thackray resigned as Chief Research and Development Officer of the Company, effective September 1, 2025. Following her resignation, she continued to provide transition services to the Company as a consultant through December 31, 2025, as discussed further in the "Potential Payments upon Termination or Change in Control" section below.

(4) Mr. Gayer was appointed as President of the Company and CEO of the Company, effective August 1, 2025 and January 1, 2026, respectively. In connection with his appointment as CEO, he entered into a new employment agreement with the Company, as discussed further in the "Potential Payments upon Termination or Change in Control" section below.

Our executive compensation program is based on market best practices and is designed to ensure that it is appropriately risk-based and competitive with similar companies in our industry. The Committee's primary objectives for our executive compensation program are as follows:

- to have a substantial portion of each officer's compensation contingent upon the Company's performance as well as upon his or her own level of performance and contribution toward the Company's performance and long-term strategic goals;

- to reward executives for actions that create short-term and long-term sustainable stockholder value, with a strong focus on Company results;

- to align the interests of our executives with the Company's corporate strategies, business objectives, and the long-term interests of our stockholders; and

- to attract, incentivize, and retain our executive talent.

Role of the Compensation Committee and Executive Officers

The Committee has the authority to determine the Company's compensation philosophy, assess overall corporate performance for the year and its impact on the cash bonus pool, equity award pool, and base salary adjustment pool, and to establish compensation for the Company's executive officers. The Company does not conduct annual individual performance reviews; rather, compensation decisions for the Named Executive Officers have been determined by the Committee based on its assessment of the performance of the Company. The Committee believes this approach effectively aligns the incentives of the Named Executive Officers with those of the Company's stockholders and reinforces the highly focused corporate strategy of the Company. The CEO makes recommendations to the Committee with respect to executive officer compensation (excluding himself). Neither the CEO nor any other Named Executive Officer participates in the Committee's final determination of compensation for executive officers.

Role of Compensation Consultants

It is the practice of the Committee to use a compensation consultant to perform an annual competitive compensation analysis of the Company's overall compensation practices. Since 2015, the Committee has engaged Aon's Human Capital Solutions practice, a division of Aon plc ("Aon"), as the Company's compensation consultant to conduct the overall analysis of the Company's compensation practices and those of comparable companies in the biotechnology industry. The Committee has determined that there are no conflicts of interest with respect to the engagement of Aon by the Committee and that Aon is independent.

Under the direction of the Committee, Aon annually conducts an analysis of overall compensation practices, including benchmark comparisons of base salary, annual incentive targets, and long-term equity incentive compensation against a "peer group" of comparable companies discussed in more detail below. The results of this analysis are reviewed by the Committee in connection with its annual compensation decisions, including base salary determinations, annual incentive targets, and long-term equity grants.

Peer Group and the Use of Market Data

While the Company does not establish compensation levels based solely on benchmarking, pay practices at other companies are an important factor that the Committee considers in assessing the reasonableness of compensation and ensuring that our compensation practices are competitive in the marketplace. In order to evaluate the level of compensation for our Named Executive Officers, the Committee, using information provided by Aon, establishes a peer group of publicly-traded, national, and regional companies in the biopharmaceutical and biotechnology industries (the "Peer Group") that generally:

- are similar to the Company in terms of one or more of the following: size (i.e., employee headcount, revenue, market capitalization, etc.), stage of development for primary products, cash runway, and research and development investment;

- have named executive officer positions that are comparable to the Company's in terms of breadth, complexity, and scope of responsibilities; and

- compete with the Company for employee talent.

Each Peer Group company participates in the Radford Biotechnology Survey, an Aon survey of executive total compensation for various corporate positions, which survey is widely used among biotechnology companies. Aon analyzes both survey data and compensation information reported in the public filings of the Peer Group companies for the comparative analysis and adjusts the data to reflect the age of the reported information. In September 2024, the Committee approved the 2024 Peer Group. The 2024 Peer Group, which the Committee used when making determinations for our December 2024 long-term equity incentive awards and 2025 base salary and Annual Incentive Plan ("AIP") target adjustments, emphasized companies that have launched products within the last few years and are scaling. The 2024 Peer Group targeted growing commercial companies, with market capitalization and revenue ranges adjusted to reflect changes in the Company's market capitalization and revenue during 2024, which resulted in the removal of Cytokinetics and MacroGenics, and the addition of Ironwood Pharmaceuticals and Pacira BioSciences, as compared to the prior peer group. Deciphera Pharmaceuticals was also not included in the 2024 Peer Group as a result of its acquisition by Ono Pharmaceutical Co. in June 2024.

The 2024 Peer Group consisted of the following 18 peer companies, which had market capitalization ranging from approximately $220 million to $12 billion and revenue ranging from approximately $35 million to $930 million:

• ACADIA Pharmaceuticals	• Arrowhead Pharmaceuticals	• Insmed	• SIGA Technologies
• ADMA Biologics	• Blueprint Medicines	• Intra-Cellular Therapies	• Travere Therapeutics
• Agenus	• Corcept Therapeutics	• Ironwood Pharmaceuticals	• Ultragenyx Pharmaceutical
• Amicus Therapeutics	• Dynavax Technologies	• Pacira BioSciences	
• Apellis Pharmaceuticals	• Harmony Biosciences	• PTC Therapeutics	

In September 2025, the Committee approved the 2025 Peer Group. The 2025 Peer Group, which the Committee used when making determinations for our December 2025 long-term equity incentive awards and 2026 base salary and AIP target adjustments, continued to emphasize companies that have launched products within the last few years and are scaling. The 2025 Peer Group targeted high growth commercial companies, with market capitalization and revenue ranges adjusted to reflect changes in the Company's market capitalization and revenue during 2025, which resulted in the removal of Agenus and Ironwood Pharmaceuticals, and the addition of Ardelyx, Catalyst Pharmaceuticals, Mirum Pharmaceuticals and Rhythm Pharmaceuticals, as compared to the 2024 Peer Group. Blueprint Medicines and Intra-Cellular Therapies were also not included in the 2025 Peer Group as a result of their acquisition by Sanofi in July 2025 and Johnson & Johnson in April 2025, respectively.

The 2025 Peer Group consisted of the following 18 peer companies, which had market capitalization ranging from approximately $570 million to $23 billion and revenue ranging from approximately $156 million to $1.8 billion:

- ACADIA Pharmaceuticals
- ADMA Biologics
- Amicus Therapeutics
- Apellis Pharmaceuticals
- Ardelyx

- Arrowhead Pharmaceuticals
- Catalyst Pharmaceuticals
- Corcept Therapeutics
- Dynavax Technologies
- Harmony Biosciences

- Insmed
- Mirum Pharmaceuticals
- Pacira BioSciences
- PTC Therapeutics
- Rhythm Pharmaceuticals

- SIGA Technologies
- Travere Therapeutics
- Ultragenyx Pharmaceutical

Role of the 2025 Advisory Vote on Executive Compensation

At our annual meeting in June 2025, our stockholders approved our "say-on-pay" proposal with more than 95% of the votes cast (exclusive of abstentions and broker non-votes) approving our executive compensation policies as described in our 2025 Proxy Statement filed with the SEC on April 24, 2025. The Committee believes that this vote reflected continued stockholder agreement with and support for the Committee's overall executive compensation philosophy and actions, and therefore, the Committee continued to apply similar principles in determining the amounts and types of executive compensation for fiscal 2025, with specific compensation decisions to be made each year in consideration of these principles and the Company's results and performance. In order to align incentives to stockholder interests, the performance of the Named Executive Officers is evaluated based on the Committee's assessment of the overall performance of the Company. The Committee will continue to consider the outcome of stockholder say-on-pay votes in making future executive compensation decisions.

Elements of Executive Compensation

The Company's 2025 compensation program for executive officers was primarily comprised of the following elements:

- base salary;
- annual cash incentive compensation;
- long-term equity incentive awards; and
- other employee benefits.

Base Salary

The Company provides our employees with base salary to compensate them for services rendered during the fiscal year. In determining the base salary amount for each Named Executive Officer, the Committee primarily considers:

- industry experience, knowledge, and qualifications;
- salary levels in effect for comparable positions within the Company's industry obtained from the Radford Biotechnology Survey; and
- individual performance of the executive and the general performance of the Company.

The Committee uses competitive compensation data from the annual total compensation study of peer companies provided by the Company's compensation consultant to inform its decisions about overall compensation and specific compensation elements. Additionally, the Committee uses multiple reference points when establishing targeted compensation levels. The Committee does not make base salary or total compensation determinations based solely on benchmark comparisons or any specific percentile relative to the Peer Group or the broader United States market. Instead, the Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only competitive market data, but also factors such as Company, business and individual performance, scope of responsibility, critical needs and skill sets, leadership potential and succession planning. The Committee also considers the compensation programs of other companies which, while not in the Peer Group, have similar characteristics of the Company's business model, complexity and sophistication.

Base salary amounts are typically reviewed annually as part of the Company's performance review process as well as upon a promotion or other change in responsibility. To assist the Committee in determining appropriate base salary increases, the Company's compensation consultant provided competitive base salary levels by analyzing the competitive data described in more detail above.

In setting 2025 salaries, consistent with its philosophy for 2024 salaries and given the highly focused strategy of the Company, the Committee did not conduct individual performance reviews but instead continued to assess the Named Executive Officers based primarily on overall corporate performance while also giving consideration to individual contributions to corporate performance. The Committee also considered the market competitiveness of the Company's current executive officer base salaries compared to the 2024 Peer Group based on the analysis prepared by Aon. This resulted in all of the Named Executive Officers (other than Mr. Ghias, who joined the Company in July 2025) receiving the increases in base salary for 2025 as set forth below, which generally reflect a 3.25% increase (the increase applicable to base salaries Company-wide), as well as an adjustment to increase the competitive positioning in the marketplace of the base salary for Dr. Thackray and an increased base salary for Mr. Gayer as a result of Mr. Gayer's appointment as President, effective August 1, 2025. Mr. Doyle requested to forego a 3.25% base salary adjustment and to instead allocate his increase among members of his team. The Committee approved a starting base salary of $560,000 for Mr. Ghias in connection with his appointment as CFO, effective July 7, 2025.

Name	Approximate Percentage Increase	2025 Base Salary
Jon P. Stonehouse	3.25%	$ 728,466
Anthony J. Doyle[1]	—%	$ 549,429
Babar Ghias	—%	$ 560,000
Helen M. Thackray[2]	6.0%	$ 635,388
Alane P. Barnes	3.25%	$ 542,519
Charles K. Gayer	23.89%	$ 675,000

(1) Mr. Doyle resigned as CFO of the Company, effective April 9, 2025. Following his resignation, he continued to provide transition services to the Company as a consultant through December 31, 2025, as discussed further in the "Potential Payments upon Termination or Change in Control" section below.

(2) Dr. Thackray resigned as Chief Research and Development Officer of the Company, effective September 1, 2025. Following her resignation, she continued to provide transition services to the Company as a consultant through December 31, 2025, as discussed further in the "Potential Payments upon Termination or Change in Control" section below.

Annual Incentive Plan Compensation

It is the Committee's objective to have the entirety of each officer's annual incentive program compensation contingent upon the Company's performance based on the achievement of pre-established corporate performance objectives. Annual incentive payments are made pursuant to the AIP, which provides for a target amount of potential incentive awards for each participant thereunder, which is currently expressed as a percentage of annual base salary. In determining the 2025 AIP targets for each of the Named Executive Officers, the Committee considered individual contributions to corporate performance and Peer Group market data provided by Aon.

The Committee annually reviews with Aon the Peer Group data for non-equity incentive compensation and considers other factors intended to align the AIP with the Committee's pay-for-performance philosophy. The Committee maintained the existing targets set forth below for all continuing Named Executive Officers other than Mr. Gayer for the 2025 plan year. The 2025 AIP target for Mr. Gayer was initially increased to 70% of base salary to more appropriately reflect internal management positioning, and further increased to 75% effective August 1, 2025, in connection with Mr. Gayer's appointment as President. For Mr. Ghias, who joined the Company in July 2025, the Committee established an AIP target equal to 70% of base salary, consistent with market practices for similarly situated executives and internal Named Executive Officers. The 2025 AIP targets for the Named Executive Officers of the Company were as follows:

Name	2025 AIP Target (percentage of base salary)
Jon P. Stonehouse	85%
Anthony J. Doyle	60%
Babar Ghias[1]	70%
Helen M. Thackray	70%
Alane P. Barnes	60%
Charles K. Gayer	70% / 75%

(1) In connection with Mr. Ghias joining the Company in July 2025, the Committee approved a $160,000 signing bonus for Mr. Ghias, paid within 30 days of the commencement of his employment with the Company. Mr. Ghias' 2025 payout earned under the AIP was reduced by this amount.

Based on overall corporate performance against pre-established corporate objectives, the actual payout under the AIP can range from zero to any amount relative to the target percentage of annual base salary. The overall amount of the AIP pool each performance year is determined by the Committee and is based on its assessment of Company performance against the current year corporate objectives multiplied by the sum of all participants at target performance. The AIP allows the Committee to use its discretion in setting the size of the AIP pool. The Committee may decide that the pool is as low as zero for a year of poor Company performance and may establish a pool that exceeds target for a year of exceptional Company performance.

At the time the 2025 AIP targets were set, the Committee believed that payout at the target performance level (100 points) was challenging but achievable and that payout above target represented a "stretch" performance goal, but was nevertheless achievable. In order to further tie individual compensation to Company performance, payout to individuals under the AIP is based on Company performance and awards under the AIP are typically settled in cash. All awards are reviewed and approved by the Committee.

The pre-established corporate objectives for 2025 Company performance are described in the table below. However, the table does not include the target levels with respect to the specific quantitative and qualitative objectives as we believe disclosure of such information would result in competitive harm to the Company.

Objective	Description	Points at Target
1	**ORLADEYO**. Corporate objectives for ORLADEYO included goals to increase the number of patients on ORLADEYO, increase ORLADEYO net revenue, and advance ORLADEYO lifecycle management.	40
2	**Products to Market**. Corporate objectives for bringing our next products to market included advancing the BCX17725 program for Netherton syndrome, advancing the avoralstat program for diabetic macular edema, and searching for business development opportunities.	30
3	**Pipeline Candidates**. Corporate objectives for delivering a sustainable flow of pipeline candidates included goals to advance our early-stage product candidates towards clinical trials.	10
4	**Culture**. Corporate organizational objectives included pursuing opportunities to deepen our culture, invest in individual development and build our depth of talent, and demonstrate financial discipline.	20
		100

In reviewing the Company's performance against the pre-established 2025 objectives in December 2025, the Committee assessed the completion of the corporate objectives as described in the table below, as well as the achievements of the Company, and attributed the values set forth in the table below to the achievement of each of the Company objectives. In consideration of these results, the Committee awarded payouts under the AIP at 170% of target for each recipient, which were paid out in January 2026.

Objective	Committee Determination	Rationale	Points Awarded
1	Exceeds	• The Company exceeded expectations in advancing the commercialization of ORLADEYO by significantly increasing sales and the number of total and reimbursed patients in the United States and outside the United States, far exceeding the target revenue and reimbursed patient numbers set for the AIP. • The Company successfully advanced the ORLADEYO pediatric clinical program, obtaining U.S regulatory approval for the use of ORLADEYO oral pellets in patients with HAE aged 2 to <12 years of age and filing additional regulatory applications/label extensions in other global territories.	77.5
2	Partially Met	• The Company advanced the BCX17725 and avoralstat programs, though at a slower pace than target. • The Company exceeded expectations in searching for business development opportunities by signing a contract to acquire Astria Therapeutics, Inc., including its phase 3 navenibart program for HAE.	27.5
3	Met	• The Company exceeded expectations by initiating IND-enabling studies and non-clinical toxicology program for an early-stage product candidate. • The Company did not meet the target set under the AIP for completing candidate selection for the oral C5 inhibitor program.	10
4	Exceeds	• The Company quantified metrics to assess the impact of its culture on business performance, and reported results and case studies demonstrating a positive connection between the Company's culture, ways of working and resulting business performance. • The Company facilitated individual participation in development opportunities that led to a measurable improvement in role as a result of participation, exceeding the participation target set for the AIP. • The Company exhibited financial discipline, exceeding the AIP targets set by achieving positive earnings per share for the full year 2025.	40
EXTRA		• The Company successfully completed the sale of its European ORLADEYO business to Neopharmed Gentili, which was not originally contemplated in the AIP goals set for 2025. • The Company successfully navigated the multiple leadership changes announced in 2025, which also were not originally contemplated in the AIP goals set for 2025.	15
			170

Long-Term Equity Incentive Awards

All of the Named Executive Officers are eligible to participate in the Company's periodic awards of equity grants under the Company's Stock Incentive Plan. These awards are designed to:

- create a greater sense of employee ownership;

- enhance the link between creation of stockholder value and long-term employee compensation;

- provide an opportunity for increased equity ownership by the officers, which increases the alignment of their financial interests with those of our stockholders; and

- maintain competitive levels of total compensation.

The Committee has historically granted equity awards to the executive officers on an annual basis. The overall grant pool is established on an annual basis based, in part, on the Committee's assessment of competitive equity grant levels by organization level and the number of employees at each level using competitive data provided by Aon based on its analysis of the Company's current Peer Group. In determining the amount of each grant, the Committee also considers the Company performance, assessed on an annual basis.

Equity Awards Granted in 2025

In setting the levels of long-term equity incentive awards in December 2025, the Committee assessed the Company's performance against the corporate performance objectives for 2025, as described above under the caption "Annual Incentive Plan Compensation," and in reviewing the analysis provided by Aon regarding the Company's 2025 Peer Group equity compensation practices and the number of shares of Common Stock available for grant under the Company's Stock Incentive Plan, the Committee determined to grant long-term equity incentive awards at a level representing approximately the 65th percentile among comparative companies based on the 2025 Peer Group data, with certain additional long-term equity incentive awards to be granted to selected individuals in light of the particular individual contributions made by such individuals to 2025 Company performance.

The Committee further determined that, after evaluating current compensation trends, reviewing the intended purpose of this program, and considering the Company's stage of development as a growing commercial-stage biotechnology company and related financial results, the long-term equity incentive awards for 2025 performance should continue to consist of a mix of stock options and RSUs for the Company's senior employees, including the Named Executive Officers. Stock options are inherently performance based, as they only provide value to the participant when the stock price appreciates over time, and typically have a four-year vesting schedule, which provides a retention component. Time-based RSUs also serve a retention function and further align executive interests with stockholders. The Committee continues to evaluate the appropriate mix of equity awards in light of the Company's stage of development, business strategy, financial results, competitive market conditions in the industry, and Peer Group practices. In consideration of the foregoing factors, in December 2025, the Committee awarded options and RSUs to the Named Executive Officers employed at such time as set forth in the table below. Mr. Stonehouse did not receive a grant in December 2025 in light of his planned retirement.

Name	Options (#)	RSUs (#)
Babar Ghias	355,050	121,700
Alane P. Barnes	255,050	121,700
Charles K. Gayer	986,950	471,000

Each stock option represents the right to purchase one share of Common Stock at the option exercise price (once the option is vested), and each RSU represents the right to receive one share of Common Stock upon vesting of the RSU. The stock options and RSUs granted to the Named Executive Officers in December 2025 vest 25% annually on each of the first four anniversaries of the date of the grant, until fully vested on the fourth anniversary. The stock options expire 10 years after the date of the grant. This provides a reasonable timeframe during which the Named Executive Officers can benefit from the appreciation of the Company's shares. The exercise price of the stock options was equal to the fair market value of the underlying stock on the date of grant.

Other Elements of Compensation

In order to attract and retain key talent and pay market levels of compensation, we offer broad-based retirement, health and welfare employee benefits to our eligible employees, including our Named Executive Officers, subject to the terms and conditions of each benefit program. Our Named Executive Officers are eligible to participate in these benefits on the same basis as other full-time employees.

Medical Insurance. The Company makes available to eligible employees and their dependents group health, dental and vision insurance coverage.

Life and Disability Insurance. The Company makes available disability and life insurance at coverage levels based upon the employee's level of compensation. In addition, as part of Mr. Stonehouse's employment agreement, he was entitled to have either a $1 million life insurance policy payable to his beneficiary upon death, or, if there was no policy in place, we would have been required to pay his beneficiary $1 million upon his death. An insurance policy was in place as of December 31, 2025.

Defined Contribution Plan. The Company offers a retirement plan designed to meet the requirements under Section 401(k) of the Code. The 401(k) plan permits eligible employees to defer up to 100% of their annual eligible compensation, subject to certain limitations imposed by the Code. Employee elective deferrals are immediately vested and non-forfeitable. The Company makes matching contributions equal to the first 5% of the employee elective deferrals, which vest over a period not to exceed six years.

Stock Purchase Plan. The Company sponsors a broad-based employee stock purchase plan (the "ESPP"), designed to meet the requirements under Section 423 of the Code. The ESPP permits employees to purchase Company stock at a discount through payroll deductions. ESPP participants are granted a purchase right to acquire shares of Common Stock at a price that is 85% of the stock price on either the first day of the stock purchase period or the last day of the stock purchase period, whichever is lower. The purchase dates occur on the last business days of January and July of each year. To pay for the shares, each participant may authorize periodic payroll deductions from 1% to 15% of the employee's cash compensation, subject to certain limitations imposed by the Code. In addition, no employee may purchase more than 3,000 shares in each purchase period and/or $25,000 in each calendar year. All payroll deductions collected from the participant during the purchase period are automatically applied to the purchase of Common Stock on the dates indicated above provided the participant remains an eligible employee and has not withdrawn from the ESPP prior to the purchase date.

Other Fringe Benefits. With the exception of the relocation expenses described below under the caption "Executive Relocation," the Company makes certain other fringe benefits available to the Named Executive Officers on the same basis as are made available to its other employees, such as tuition reimbursement and payment of professional dues. The aggregate amount of these other fringe benefits was less than $10,000 for each Named Executive Officer during 2025.

Executive Relocation. The Board has adopted an Executive Relocation Policy (the "Relocation Policy") for certain new employees of the Company, including executive officers. The Relocation Policy provides for a house hunting trip, temporary living and trips home for up to 90 days, home selling support or direct reimbursement for some selling expenses, moving costs and temporary storage of goods, customary closing expenses on the new home, a miscellaneous allowance of one month's salary, not to exceed $5,000, and gross up of all taxable expenses. The Relocation Policy requires 100% repayment of benefits if the employee leaves or is terminated for cause within 12 months from the hire date. The Company did not pay any relocation expenses to Named Executive Officers in 2025.

Retirement Policy. In July 2024, the Company adopted the BioCryst Pharmaceuticals, Inc. Equity Award Retirement Policy (the "Retirement Policy"), which provides for the continued vesting of qualifying unvested equity awards in connection with an eligible employee's qualifying retirement, as discussed further in the "Potential Payments upon Termination or Change in Control" section below. The Committee believes the Retirement Policy is consistent with competitive market practice, and as an element of compensation will attract and retain top talent and encourage eligible employees, including executive officers, to remain focused on the Company's performance for the long term.

Practice with Respect to the Grant of Equity Compensation Awards

The Company grants all equity incentive awards based on the fair market value as of the date of grant. The exercise price for stock option grants and similar awards is determined by reference to the last quoted price per share on the Nasdaq Global Select Market at the close of business on the date of grant.

The Company generally grants annual equity awards to employees in mid-December and, until March 2025, on the last business day of the month of hire for newly-hired employees. Starting in March 2025, the Company began granting inducement awards to newly-hired employees on the first business day following the end of the month of hire. Newly appointed non-employee directors receive initial equity grants on their date of appointment to the Board and all non-employee directors receive annual grants on the date of the Company's annual stockholder meeting. The Company may also consider and approve interim or mid-year grants, from time to time based on business needs, and it may change its equity grant practices in the future. Additionally, eligible employees may enroll to purchase shares under the ESPP during six-month purchase intervals using payroll deductions accumulated during the applicable accumulation period. The Company does not generally take material nonpublic information into account when determining the terms of equity awards, and the Company's practice is typically not to grant new awards to Named Executive Officers during any period beginning four business days before and ending one business day after the filing of a Form 10-Q or Form 10-K or the filing or furnishing of a Form 8-K that discloses material nonpublic information. In 2025, the Company did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. No stock options were granted to any Named Executive Officers in 2025 during any period beginning four business days before and ending one business day after the filing of a Form 10-Q or Form 10-K or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

Clawback Policy

We maintain a "clawback" policy (the "Clawback Policy") that complies with the final Nasdaq listing rule implementing Rule 10D-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Clawback Policy provides that, in the event the Company is required to prepare an accounting restatement of the Company's financial statements (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period) due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover the amount of any incentive-based compensation received by any covered executive, including the Named Executive Officers, during the three fiscal years prior to the date that the Company is required to prepare such accounting restatement or during any transition period of less than nine months that is within or immediately following such three fiscal years, that exceeds the amount that otherwise would have been received had it been determined based on the restated financial statements.

Other Company Policies

We have also adopted an Anti-Hedging Policy and Insider Trading Policy, and we require members of our Leadership Team and our non-employee directors to comply with our stock ownership guidelines. For a further discussion of these policies and guidelines, see the "Corporate Governance" section above.

Risk Assessment of Compensation Program

Management of the Company, together with the Company's compensation consultant, counsel, and the Committee, has examined the Company's compensation program and discussed whether any elements of the program created risks that were reasonably likely to have a material adverse effect on the Company. Following this analysis, which occurs on an annual basis, the Committee concluded that the elements of the Company's compensation program did not create risks that are reasonably likely to have a material adverse effect on the Company. In its analysis, the Committee and management considered a number of factors, including primarily: (1) the total value of the payments made under the Company's compensation program for the prior year and (2) that any corporate actions that would potentially lead to achievement of corporate performance objectives would require approval by the Company's Board of Directors, which provides a check on the ability of any individual to take risks that could have a material adverse effect on the Company in an effort to achieve a certain performance objective.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed the Compensation Discussion and Analysis and discussed its contents with Company management. Based on such review and discussions, the Committee recommended that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

A. Machelle Sanders, Chair of the Committee
Steven K. Galson, M.D., MPH
Jill C. Milne, Ph.D.

EXECUTIVE COMPENSATION

2025 Summary Compensation Table

The following table sets forth the total compensation awarded, paid to, or earned by our Named Executive Officers, as specified by Item 402(a)(3) of Regulation S-K.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Jon P. Stonehouse *Former President and Chief Executive Officer*	2025	728,466	—	—	11,132,458 [5]	1,052,633	37,525 [6]	12,951,082
	2024	705,536	—	2,675,919	4,002,134	899,558	34,139	8,317,286
	2023	665,600	—	819,825	2,724,624	537,472	30,257	4,777,778
Anthony J. Doyle [7] *Former Chief Financial Officer and Treasurer*	2025	151,925	—	708,694	1,165,816	—	114,700	2,141,135
	2024	549,429	—	891,973	1,334,133	494,486	17,250	3,287,271
	2023	528,297	—	218,620	725,803	301,129	16,500	1,790,349
Babar Ghias *Chief Financial Officer*	2025	271,515	160,000 [8]	2,124,571	3,675,166	506,400 [8]	10,500	6,748,152
Helen M. Thackray, M.D. [9] *Former Chief R&D Officer*	2025	425,999	—	1,168,791	1,255,458	756,112	733,264	4,339,624
	2024	599,423	—	930,771	1,392,012	629,394	17,250	3,568,850
	2023	576,368	—	327,930	1,089,850	383,285	16,500	2,393,933
Alane P. Barnes *Chief Legal Officer and Corporate Secretary*	2025	542,519	—	867,721	3,634,923 [5]	553,369	17,500	5,616,032
	2024	525,442	—	891,973	1,334,133	472,898	17,250	3,241,696
	2023	495,700	—	411,520	725,803	282,549	16,500	1,932,072
Charles K. Gayer *President and Chief Executive Officer; Former Chief Commercial Officer*	2025	609,397	—	3,358,230	4,893,653	749,088	17,500	9,627,868
	2024	544,830	—	930,771	1,392,012	490,347	17,250	3,375,210
	2023	495,300	—	218,620	725,803	282,321	16,500	1,738,544

(1) For 2025, these amounts reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of RSUs granted pursuant to the Stock Incentive Plan for the fiscal year ended December 31, 2025, calculated based on the closing price of our Common Stock as reported by Nasdaq on December 17, 2025 (the date of grant) of $7.13. For Mr. Doyle and Dr. Thackray, amounts also reflect the incremental fair value associated with the modification of their awards in 2025, as discussed in notes (7), and (9), respectively.

(2) For 2025, these amounts reflect the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718, of stock option awards granted pursuant to the Stock Incentive Plan for the fiscal year ended December 31, 2025. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's audited consolidated financial statements for the year ended December 31, 2025, which is included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2026. For (i) Mr. Stonehouse and Ms. Barnes, (ii) Mr. Doyle, and (iii) Dr. Thackray, amounts also reflect the incremental fair value associated with the modification of their awards in 2025, as discussed in notes (5), (7), and (9), respectively.

(3) Represents payments earned under the AIP. Values shown reflect the full calculated payout of the incentive awards under the AIP. For Mr. Ghias, his AIP payment was reduced by his one-time signing bonus, as discussed in note (8) below.

(4) Except as otherwise noted for Mr. Stonehouse, Mr. Doyle, and Dr. Thackray in notes (6), (7) and (9), respectively, the amounts shown reflect the Company contribution for the executive to his or her 401(k) plan.

(5) On December 27, 2025, the Compensation Committee approved the extension for certain retirement eligible individuals of the post-termination exercise period of certain vested stock option awards at the time of retirement to the original expiration date of the option awards. Amounts reflected in the Option Awards columns for Mr. Stonehouse and Ms. Barnes reflect the incremental fair value resulting from such modification totaling $11,132,458 and $2,370,293, respectively, calculated in accordance with FASB ASC Topic 718.

(6) Consists of Company contributions to the 401(k) plan and life insurance premiums described above in the Compensation Discussion and Analysis under the caption "Other Elements of Compensation—Life and Disability Insurance." For 2025, such amounts were $17,500 and $20,025, respectively.

(7) Mr. Doyle resigned as Chief Financial Officer of the Company, effective April 9, 2025. In connection with his resignation, Mr. Doyle and the Company entered into a consulting agreement, effective April 9, 2025, pursuant to which Mr. Doyle provided limited transition services to the Company in exchange for an hourly fee through December 31, 2025 (the "Doyle Consulting Agreement"). The amount reflected as "All Other Compensation" consists of Company contributions to the 401(k) plan of $17,500 and consulting fees of $97,200. The services rendered under the Doyle Consulting Agreement constituted services to the Company in accordance with the terms of the Stock Incentive Plan and Inducement Equity Incentive Plan. Accordingly, Mr. Doyle's equity awards continued to vest as originally scheduled and his vested option awards remained outstanding through the duration of the Doyle Consulting Agreement. However, as the services provided by Mr. Doyle under the Doyle Consulting Agreement represented a significant reduction that was not commensurate with the expected service when the awards were granted, the Company accounted for the continued vesting of unvested awards and extended exercise period of vested option awards as a modification in accordance with FASB ASC Topic 718. Amounts reflected in the Stock Awards and Option Awards columns for Mr. Doyle reflect the incremental fair value resulting from such modification.

(8) Mr. Ghias joined the Company on July 7, 2025. The amount reflected in the Bonus column consists of a one-time sign-on bonus paid within 30 days of the commencement of his employment with the Company. Mr. Ghias' 2025 payout earned under the AIP was reduced by this amount, as reflected in the Non-Equity Incentive Plan Compensation column.

(9) Dr. Thackray resigned as Chief Research and Development Officer, effective September 1, 2025. In connection with her separation, the Company and Dr. Thackray entered into a separation agreement (the "Thackray Separation Agreement"), pursuant to which Dr. Thackray received the following benefits in connection with her separation: (i) the continuation of her 2025 base salary for a period of one year; (ii) payment of the bonus she would have received under the AIP relating to the Company's actual performance in light of the 2025 performance objectives (the "2025 AIP Bonus"); (iii) payment of her annual 2025 target payout under the AIP (the "2025 AIP Target Bonus"); (iv) payment of the monthly premiums for Dr. Thackray and her dependents under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended ("COBRA"), for a period of up to 12 months; (v) outplacement services for up to six months; and (vi) the acceleration of vesting on December 31, 2025 of any portion of her unvested equity awards that would have vested in 2026 if Dr. Thackray remained in service with the Company through the applicable vesting date ("Partial Accelerated Vesting"). Dr. Thackray and the Company also entered into a consulting agreement, effective September 1, 2025 through December 31, 2025, pursuant to which Dr. Thackray provided limited transition services to the Company in exchange for fixed monthly payments of $12,500 (the "Thackray Consulting Agreement"). The services rendered under the Thackray Consulting Agreement constituted services in accordance with the terms of the Stock Incentive Plan. Accordingly, Dr. Thackray's equity awards continued to vest as originally scheduled and her vested option awards remained outstanding for the duration of the Thackray Consulting Agreement. However, as the services provided by Dr. Thackray under the Thackray Consulting Agreement represented a significant reduction that was not commensurate with the expected service when the awards were granted, the Company accounted for the continued vesting of unvested awards and extended exercise period of vested option awards during the consulting period as a modification in accordance with FASB ASC Topic 718. The Thackray Consulting Agreement also provided for Dr. Thackray's vested option awards to remain outstanding and exercisable for a period of 180 days commencing with the termination date of the Thackray Consulting Agreement. The amounts reflected in the Stock Awards and Option Awards columns for Dr. Thackray reflect the incremental fair value resulting from the modifications associated with the Partial Accelerated Vesting, continued vesting for the duration of the Thackray Consulting Agreement, and extension of the exercise period for her vested options, calculated in accordance with FASB ASC Topic 718. The amount reflected in the Non-Equity Incentive Plan Compensation column consists of the payment of the 2025 AIP Bonus. The amount reflected in the All Other Compensation column consists of the continuation of her 2025 base salary of $211,796, the payment of the 2025 AIP Target Bonus of $444,772, consulting fees of $50,000, COBRA premiums of $9,196, and Company contributions to the 401(k) plan of $17,500. Dr. Thackray did not utilize any outplacement services in 2025.

Grants of Plan-Based Awards in 2025

The following table provides information about plan-based awards granted during 2025 to our Named Executive Officers.

| Name | Grant Date | Compensation Committee Action Date | Estimated Future Payments Under Non-Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[2] | All Other Option Awards: Number of Securities Underlying Options (#)[3] | Exercise or Base Price of Option Awards ($/Sh)[4] | Grant Date Fair Value of Stock and Option Awards ($)[5] |
			Threshold ($)	Target ($)[1]	Maximum ($)				
Jon P. Stonehouse[6]	12/27/25	12/27/25	—	—	—	—	305,995	3.22	3,341
	12/27/25	12/27/25	—	—	—	—	500,000	5.51	278,800
	12/27/25	12/27/25	—	—	—	—	300,000	5.04	267,672
	12/27/25	12/27/25	—	—	—	—	675,000	7.06	1,349,613
	12/27/25	12/27/25	—	—	—	—	629,000	3.23	286,333
	12/27/25	12/27/25	—	—	—	—	870,000	8.31	2,890,014
	12/27/25	12/27/25	—	—	—	—	574,500	11.43	2,360,815
	12/27/25	12/27/25	—	—	—	—	446,250	10.63	1,999,758
	12/27/25	12/27/25	—	—	—	—	297,500	6.43	957,934
	12/27/25	12/27/25	—	—	—	—	187,562	7.39	738,178
	—	—	—	619,196	—	—	—	—	—

Anthony J. Doyle[7]	5/31/25	4/6/25	—	—	—	—	600,000	3.91	86,454
	5/31/25	4/6/25	—	—	—	—	332,500	8.31	252,360
	5/31/25	4/6/25	—	—	—	—	164,000	11.43	194,898
	5/31/25	4/6/25	—	—	—	—	118,875	10.63	164,452
	5/31/25	4/6/25	—	—	—	—	79,250	6.43	210,361
	5/31/25	4/6/25	—	—	—	—	62,525	7.39	257,291
	5/31/25	4/6/25	—	—	—	18,750	—	—	201,563
	5/31/25	4/6/25	—	—	—	8,500	—	—	91,375
	5/31/25	4/6/25	—	—	—	8,500	—	—	91,375
	5/31/25	4/6/25	—	—	—	30,175	—	—	324,381
	—	—	—	329,657	—	—	—	—	—
Babar Ghias	7/24/25	7/23/25	—	—	—	—	305,000	8.55	1,914,700
	7/24/25	7/23/25	—	—	—	147,000	—	—	1,256,850
	12/17/25	12/8/25	—	—	—	—	355,050	7.13	1,760,466
	12/17/25	12/8/25	—	—	—	121,700	—	—	867,721
	—	—	—	392,000	—	—	—	—	—
Helen M. Thackray, M.D.[8]	8/7/25	8/7/25	—	—	—	—	40,000	2.86	2,858
	8/7/25	8/7/25	—	—	—	—	40,000	5.41	13,811
	8/7/25	8/7/25	—	—	—	—	400,000	10.17	262,373
	8/7/25	8/7/25	—	—	—	—	205,000	11.43	132,856
	8/7/25	8/7/25	—	—	—	—	238,000	10.63	198,141
	8/7/25	8/7/25	—	—	—	—	178,500	6.43	356,851
	8/7/25	8/7/25	—	—	—	—	130,475	7.39	288,568
	8/7/25	8/7/25	—	—	—	11,000	—	—	91,850
	8/7/25	8/7/25	—	—	—	40,500	—	—	338,175
	8/7/25	8/7/25	—	—	—	25,500	—	—	212,925
	8/7/25	8/7/25	—	—	—	62,975	—	—	525,841
	—	—	—	444,772	—	—	—	—	—
Alane P. Barnes[6]	12/17/25	12/8/25	—	—	—	—	255,050	7.13	1,264,630
	12/17/25	12/8/25	—	—	—	121,700	—	—	867,721
	12/27/25	12/27/25	—	—	—	—	62,500	5.04	10,316
	12/27/25	12/27/25	—	—	—	—	190,000	7.06	134,720
	12/27/25	12/27/25	—	—	—	—	190,000	3.23	35,540
	12/27/25	12/27/25	—	—	—	—	280,000	8.31	505,437
	12/27/25	12/27/25	—	—	—	—	164,000	11.43	467,635
	12/27/25	12/27/25	—	—	—	—	158,500	10.63	497,238
	12/27/25	12/27/25	—	—	—	—	118,875	6.43	251,329
	12/27/25	12/27/25	—	—	—	—	125,050	7.39	296,878
	12/27/25	12/27/25	—	—	—	—	63,762	7.13	171,200
	—	—	—	325,511	—	—	—	—	—
Charles K. Gayer	12/17/25	12/8/25	—	—	—	—	986,950	7.13	4,893,653
	12/17/25	12/8/25	—	—	—	471,000	—	—	3,358,230
	—	—	—	506,250	—	—	—	—	—

(1) Represents possible payouts under our AIP. The amount shown in the "Target" column represents the incentive payment that will be earned if performance is assessed at target. There is no specific "threshold" amount payable for minimal performance under the AIP or "maximum" amount payable for performance in excess of target under the AIP. Payout could be zero if corporate objectives are not met. In addition, the Committee has discretion to establish a payout that exceeds the applicable target percentage of annual base salary if warranted by Company performance.

(2) Represents RSUs that vest 25% on each of the first four anniversaries of the grant date until fully vested after four years, subject to the executive's continued service to the Company.

(3) Stock options vest 25% on each of the first four anniversaries of the grant date until fully vested after four years, and they have a term of 10 years, subject in each case to the executive's continued service to the Company.

(4) The exercise price is the closing market price of our Common Stock on the grant date.

(5) See Notes (1) and (2) to the "2025 Summary Compensation Table" above for more information about the assumptions used to determine these amounts.

(6) For Mr. Stonehouse and Ms. Barnes, the awards include vested option awards that were modified on December 27, 2025, and the associated amounts reflect the incremental fair value associated with such modification in accordance with FASB ASC Topic 718. See Note (5) to the "2025 Summary Compensation Table" above for more information.

(7) Awards included for Mr. Doyle reflect equity awards that were modified in 2025, and the associated amounts reflect the incremental fair value associated with such modification, in accordance with FASB ASC Topic 718. See Note (7) to the "2025 Summary Compensation Table" above for more information.

(8) Awards included for Dr. Thackray reflect equity awards that were modified in 2025, and the associated amounts reflect the incremental fair value associated with such modification, in accordance with FASB ASC Topic 718. See Note (9) to the "2025 Summary Compensation Table" above for more information.

Outstanding Equity Awards at December 31, 2025

The following table summarizes the equity awards we have granted to our Named Executive Officers that were outstanding as of December 31, 2025.

Name	Grant Date	Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Option Exercise Price ($)(2)	Option Expiration Date(3)	Number of Shares or Units of Stock that Have Not Vested(4)	Market Value of Shares or Units of Stock that Have Not Vested ($)(5)
Jon P. Stonehouse	5/23/16	305,995	—	3.22	5/23/26	—	—
	2/27/17	500,000	—	5.51	2/27/27	—	—
	12/20/17	300,000	—	5.04	12/20/27	—	—
	12/20/18	675,000	—	7.06	12/20/28	—	—
	12/17/19	629,000	—	3.23	12/17/29	—	—
	12/15/20	870,000	—	8.31	12/15/30	—	—
	12/14/21	574,500	—	11.43	12/14/31	—	—
	12/19/22	446,250	148,750	10.63	12/19/32	31,875	248,625
	12/14/23	297,500	297,500	6.43	12/14/33	63,750	497,250
	12/19/24	187,562	562,688	7.39	12/19/34	271,575	2,118,285
Anthony J. Doyle	4/30/20	600,000	—	3.91	3/31/26	—	—
	12/15/20	332,500	—	8.31	3/31/26	—	—
	12/14/21	164,000	—	11.43	3/31/26	—	—
	12/19/22	118,875	—	10.63	3/31/26	—	—
	12/14/23	79,250	—	6.43	3/31/26	—	—
	12/19/24	62,525	—	7.39	3/31/26	—	—
Babar Ghias	7/24/25	—	305,000	8.55	7/24/35	147,000	1,146,600
	12/17/25	—	355,050	7.13	12/17/35	121,700	949,260
Helen M. Thackray	9/20/19	40,000	—	2.86	6/29/26	—	—
	3/31/21	400,000	—	10.17	6/29/26	—	—
	12/14/21	205,000	—	11.43	6/29/26	—	—
	12/19/22	238,000	—	10.63	6/29/26	—	—
	12/14/23	178,500	—	6.43	6/29/26	—	—
	12/19/24	130,475	—	7.39	6/29/26	—	—

Name	Grant Date	Option Awards		Option Exercise Price ($)[2]	Option Expiration Date[3]	Stock Awards	
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable [1]			Number of Shares or Units of Stock that Have Not Vested[4]	Market Value of Shares or Units of Stock that Have Not Vested ($)[5]
Alane P. Barnes	2/27/17	150,000	—	5.51	2/27/27	—	—
	12/20/17	62,500	—	5.04	12/20/27	—	—
	12/20/18	190,000	—	7.06	12/20/28	—	—
	12/17/19	190,000	—	3.23	12/17/29	—	—
	12/15/20	280,000	—	8.31	12/15/30	—	—
	12/14/21	164,000	—	11.43	12/14/31	—	—
	12/19/22	118,875	39,625	10.63	12/19/32	8,500	66,300
	12/14/23	79,250	79,250	6.43	12/14/33	32,000	249,600
	12/19/24	62,525	187,575	7.39	12/19/34	90,525	706,095
	12/17/25	—	255,050	7.13	12/17/35	121,700	949,260
Charles K. Gayer	12/20/17	17,409	—	5.04	12/20/27	—	—
	12/20/18	65,000	—	7.06	12/20/28	—	—
	12/17/19	106,000	—	3.23	12/17/29	—	—
	12/15/20	190,000	—	8.31	12/15/30	—	—
	12/14/21	164,000	—	11.43	12/14/31	—	—
	12/19/22	118,875	39,625	10.63	12/19/32	8,500	66,300
	12/14/23	79,250	79,250	6.43	12/14/33	17,000	132,600
	12/19/24	65,237	195,713	7.39	12/19/34	94,463	736,811
	12/17/25	—	986,950	7.13	12/17/35	471,000	3,673,800

(1) Stock options vest 25% on each of the first four anniversaries of the grant date until fully vested after four years, subject to the executive's continued service to the Company.

(2) The option exercise price is equal to the closing price of our Common Stock as reported by Nasdaq on the grant date.

(3) Stock options expire 10 years after the grant date. For Mr. Doyle, stock options expired three months following the termination of the Doyle Consulting Agreement on December 31, 2025, as described in the "Potential Payments upon Termination or Change in Control" section below. For Dr. Thackray, stock options expire 180 days following the termination of the Thackray Consulting Agreement on December 31, 2025, as discussed further in the "Potential Payments upon Termination or Change in Control" section below.

(4) RSUs vest 25% on each of the first four anniversaries of the grant date until fully vested after four years, subject to the executive's continued service to the Company.

(5) Calculated based on a price of $7.80 per share, which was the closing price of our Common Stock as reported by Nasdaq on December 31, 2025, multiplied by the number of shares of Common Stock subject to RSUs that had not yet vested.

2025 Option Exercises and Stock Vested

The following table provides information on shares acquired during 2025 by our Named Executive Officers upon the exercise of stock options and the vesting of RSUs.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[2]
Jon P. Stonehouse	—	—	185,025	1,381,055
Anthony J. Doyle	—	—	65,925	492,864
Babar Ghias	—	—	—	—
Helen M. Thackray	40,000	81,672	164,975	1,253,665
Alane P. Barnes	91,004	353,487	68,425	511,789
Charles K. Gayer	74,233	179,282	68,487	512,049

(1) Value is calculated by multiplying (a) the number of shares acquired upon exercise by (b) the difference between the market price of our Common Stock at the time of exercise (or, for non-cash exercises, the closing price of our Common Stock as reported by Nasdaq on the date of exercise) and the applicable exercise price.

(2) Value is calculated by multiplying (a) the number of shares acquired upon vesting of RSUs by (b) the closing price of our Common Stock as reported by Nasdaq on the applicable vesting date (or on the most recent business day if the vesting date was not a business day).

Potential Payments upon Termination or Change in Control

The following table sets forth potential payments payable to our Named Executive Officers upon termination of employment or a change in control. The amounts include compensation payable upon termination without cause or constructive termination, termination in the event of disability or death, retirement, and a termination following a change in control. None of the Named Executive Officers are entitled to any payments upon termination with cause. The effect of a Named Executive Officer's termination of employment on annual incentive awards under the AIP is subject to determination by the Compensation Committee in its sole discretion. Absent a contrary determination by the Compensation Committee or provisions to the contrary in an employment agreement, all awards under the AIP are forfeited if the executive terminates employment with the Company before the annual incentive awards are paid. The Compensation Committee may, in its discretion, revise, amend, or add to the benefits if it deems it advisable. The amounts shown assume the stock options and RSUs are valued at their last intrinsic value in fiscal 2025 and that termination is effective December 31, 2025, and thus include amounts earned through such time and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts to be paid out can only be determined at the time of such executive's separation from the Company. The amounts shown in the table do not include accrued vacation, vested amounts payable under the Company's 401(k) plan, any accrued but unpaid bonus or base salary, benefits under the Company's disability benefit program or life insurance policies, or potential compensation recognized upon exercise of vested options as disclosed in the Outstanding Equity Awards table above.

Name	Benefit	Termination Without Cause ($)	Disability ($)	Death ($)[1]	Retirement ($)[2]	Change in Control and Termination ($)[3]
Babar Ghias	Base salary	560,000	—	—	—	560,000
	Target bonus[4]	392,000	—	—	—	392,000
	Health care premiums[5]	36,761	—	—	—	36,761
	Equity vesting acceleration[6]	—	—	—	—	2,333,744
	Total	**988,761**	**—**	**—**	**—**	**3,322,505**
Alane P. Barnes	Base salary	542,519	—	—	—	542,519
	Target bonus[4]	325,511	—	—	—	325,511
	Health care premiums[5]	36,761	—	—	—	36,761
	Equity vesting acceleration[6]	—	—	356,362	—	2,327,617
	Equity continued vesting	—	—	—	1,207,473	—
	Total	**904,791**	**—**	**356,362**	**1,207,473**	**3,232,408**
Charles K. Gayer	Base salary	675,000	—	—	—	675,000
	Target bonus[4]	506,250	—	—	—	506,250
	Health care premiums[5]	36,245	—	—	—	36,245
	Equity vesting acceleration[6]	—	—	850,071	—	5,459,583
	Total	**1,217,495**	**—**	**850,071**	**—**	**6,677,078**

(1) Pursuant to the terms of the Company's Stock Incentive Plan, acceleration of unvested stock options occurs in the event of death only after five years of service.

(2) Represents the value of continued vesting of unvested stock options and RSUs upon qualified retirement pursuant to the Retirement Policy. Under the terms of the Retirement Policy, the amounts in this column exclude awards granted less than one year prior to December 31, 2025. Amounts reported are based on the closing price of our Common Stock as reported by Nasdaq on December 31, 2025 of $7.80. No value is reflected for stock options with an exercise price in excess of $7.80.

(3) Benefits for the Named Executive Officers are triggered if their employment is terminated without Cause or if they are Constructively Terminated within six months following a Change of Control. The employment agreements for the Named Executive Officers provide that if any benefit would be subject to excise tax imposed by section 4999 of the Code or any interest or penalties with respect to such excise tax, the employee shall be entitled to the greater of the employee's net after tax benefit of the entire payment assuming the payment is subject to section 4999 (which payment would be subject to the excise tax) and the employee's net after tax benefit of the payments after the payments are reduced just to the point that there is no section 4999 excise tax. The Company will not pay the excise tax if the payments are subject to section 4999.

(4) Represents AIP awards at the target percentage for each individual.

(5) Represents 12 months of premiums under COBRA based on the Named Executive Officers' elections in effect as of December 2025.

(6) Based on the closing price of our Common Stock as reported by Nasdaq on December 31, 2025 of $7.80. No value is reflected in these rows for stock options with an exercise price in excess of $7.80.

Employment Agreement Terms

Mr. Gayer

In connection with his appointment as CEO, Mr. Gayer entered into a new employment letter agreement with the Company, effective as of January 1, 2026 (the "Gayer CEO Agreement"). Pursuant to the terms of the Gayer CEO Agreement, in the event of termination by the Company without Cause or by Mr. Gayer pursuant to a Constructive Termination, Mr. Gayer is entitled to (i) continuation of base salary for two years beyond the effective termination date, payable in accordance with the Company's regular payroll practices; (ii) payment of two times his annual target bonus under the AIP in effect for the fiscal year in which his termination date occurs, payable in equal installments over the regularly scheduled payroll periods of the Company for the two years following the effective date of termination; and (iii) if Mr. Gayer elects to continue health insurance coverage under COBRA, the monthly premiums for such coverage until the earlier of 12 months following the effective date of termination, the date upon which Mr. Gayer commences employment with another entity, or the expiration of Mr. Gayer's rights under COBRA. If there is a Change of Control and Mr. Gayer's employment is terminated without Cause or as a result of a Constructive Termination within six months of the Change of Control, he is entitled to the benefits described above. The receipt of such benefits is conditioned on Mr. Gayer signing and not revoking a release of any and all claims, in a form prescribed by the Company and returning to the Company all of its property and confidential information. To the extent required, the payments described in this paragraph may be delayed for the minimum period and in the minimum manner necessary to avoid the imposition of the tax required by Section 409A of the Code.

For purposes of the Gayer CEO Agreement:

- "*Cause*" means a determination by the Board that his employment be terminated for any of the following reasons: (i) failure or refusal to comply in any material respect with lawful policies, standards or regulations of the Company; (ii) a violation of a federal or state law or regulation applicable to the business of the Company; (iii) conviction or plea of no contest to a felony under the laws of the United States or any State; (iv) fraud or misappropriation of property belonging to the Company or its affiliates; (v) a breach in any material respect of the terms of any confidentiality, invention assignment or proprietary information agreement with the Company or with a former employer; (vi) failure to satisfactorily perform his duties after having received written notice of such failure and at least 30 days to cure such failure; or (vii) misconduct or gross negligence in connection with the performance of his duties.

- "*Constructive Termination*" means a resignation of employment within 60 days of the occurrence of any of the following events which occurs, without Mr. Gayer's consent, within six months following a Change of Control (as defined below): (i) a material reduction in his responsibilities; (ii) a material reduction in his base salary, unless such reduction is comparable in percentage to, and is part of, a reduction in the base salary of all executive officers of the Company; or (iii) a relocation of his principal office to a location more than 50 miles from the location of his principal office immediately preceding a Change of Control; provided, however, that Mr. Gayer shall provide the Company with written notice of Constructive Termination within 30 days following the occurrence of the foregoing and the Company shall have 30 days to cure such reduction or relocation, as applicable.

- "*Change of Control*" means (i) the sale, transfer, or other disposition of all or substantially all of the assets of the Company in liquidation or dissolution of the Company; (ii) the consummation of a merger or consolidation of the Company with any other corporation or other entity, other than (I) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent 50% or more of the combined voting power of the surviving entity or the ultimate parent thereof outstanding immediately after such merger or consolidation and (B) immediately following which the individuals who comprise the Board immediately prior thereto constitute 50% or more of the board of directors of the surviving entity or, if the Company or the surviving entity is then a subsidiary, the ultimate parent thereof, or (II) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person is or becomes the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company or its affiliates) representing more than 50% of the combined voting power of the Company's then outstanding securities; (iii) any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders; or (iv) a change in the composition of the Board over a period of 12 consecutive months such that a majority of the Board members (rounded up to the next whole number) ceases to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least two-thirds of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board.

Other Named Executive Officers

Pursuant to the terms of their employment letter agreements, in the event of termination by the Company without Cause or by the executive pursuant to a Constructive Termination, Mr. Ghias and Ms. Barnes are entitled to (i) continuation of base salary for one year beyond the effective termination date, payable in accordance with the Company's regular payroll practices; (ii) payment of one times the executive's annual target bonus under the AIP in effect for the fiscal year in which his or her termination date occurs, payable in equal installments over the regularly scheduled payroll periods of the Company for the one year following the effective date of termination; and (iii) if the executive elects to continue health insurance coverage under COBRA, the monthly premium for such coverage until the earlier of 12 months following the effective date of termination or the date upon which the executive commences employment with another entity. In the event the executive's employment is terminated without Cause or the executive is Constructively Terminated within six months of a Change of Control, he or she is entitled to the benefits described in the table above. The receipt of such benefits is conditioned on the executive signing and not revoking a release of any and all claims, in a form prescribed by the Company and returning to the Company all of its property and confidential information. To the extent required, the payments described in this paragraph may be delayed for the minimum period and in the minimum manner necessary to avoid the imposition of the tax required by Section 409A of the Code.

For purposes of the agreements of Mr. Ghias and Ms. Barnes:

- "*Cause*" and "*Change of Control*" have the same meaning as under the Gayer CEO Agreement described above.

- "*Constructive Termination*" means a resignation of employment within 30 days of the occurrence of any of the following events which occurs within six months following a Change of Control (as defined below): (i) a material reduction in his or her responsibilities; (ii) a material reduction in his or her base salary, unless such reduction is comparable in percentage to, and is part of, a reduction in the base salary of all executive officers of the Company; or (iii) a relocation of his or her principal office to a location more than 50 miles from the location of his or her principal office immediately preceding a Change of Control.

The above terms were also applicable to Mr. Gayer as of December 31, 2025 in his role as President and Chief Commercial Officer.

Equity Vesting Acceleration

Stock Options

In the event of termination of service other than on account of death or disability, each executive has three months to exercise any options exercisable prior to the termination in service. In the event of permanent disability, the executive will be able to exercise all outstanding options vested at the time of such disability in their entirety within the earlier of 12 months or the expiration of the option. In the event of death, the executor of the executive's estate will be able to exercise all of the outstanding options in their entirety within the earlier of 12 months or the expiration of the option. If the executive has completed five years of service, all outstanding options vest in their entirety at death, but with less than five years of service, only the portion of the option that was exercisable at the time of death will be exercisable during the 12-month period. If the executive is no longer an employee of the Company, but on or prior to the last date of employment continues service with the Company in another capacity, such as service as a consultant or service as a member of the Board of Directors, his or her outstanding options will continue to vest and be exercisable until three months after separation from such service or expiration of the option.

All unvested stock options are subject to "double-trigger" vesting if the options are assumed after a change in control, in which case accelerated vesting will apply only if the optionee's service is terminated by us without "cause" or by the optionee due to a "constructive termination" within 90 days preceding or two years following the change in control. If the options are not assumed in connection with the change in control, they will fully vest upon the change in control.

RSUs

In the event of termination of service, outstanding RSUs will automatically terminate and no shares of Common Stock will be issued in satisfaction of those awards. However, the Compensation Committee has discretionary authority to issue shares of Common Stock in satisfaction of one or more outstanding RSUs as to which the designated service requirement is not attained. Such authority may be exercised at any time, whether before or after the executive's termination of service. In addition, outstanding RSUs are subject to "double-trigger" vesting if the RSUs are assumed after a change in control, in which case accelerated vesting will apply only if the executive's service is terminated by us without "cause" or by the executive due to a "constructive termination" within 90 days preceding or two years following the change in control. If the RSUs are not assumed in connection with the change in control, they will fully vest upon the change in control.

Retirement Policy

In July 2024, the Company adopted the Retirement Policy, which provides for the continued vesting of qualifying equity awards in connection with an eligible employee's qualifying retirement. For purposes of the Retirement Policy, a qualifying retirement means an eligible employee's resignation on or after age 60 with at least seven years of continuous service with the Company and adequate notice. Upon a qualified retirement, the Retirement Policy provides that (i) any unvested RSU award granted more than one year prior to the eligible employee's qualifying retirement shall become vested and settled in accordance with the original vesting schedule applicable to such award, and (ii) certain stock options granted more than one year prior to the eligible employee's qualifying retirement shall become vested and exercisable in accordance with the original vesting schedule applicable to such award and remain exercisable for the entirety of their original term. As of December 31, 2025, Mr. Stonehouse and Ms. Barnes were the only Named Executive Officers eligible for benefits under the Retirement Policy.

Stonehouse Retirement

Mr. Stonehouse retired from his role as CEO of the Company, effective December 31, 2025. In connection with his retirement, in consideration for a release of claims in favor of the Company, Mr. Stonehouse received payment of the bonus he would have received under the AIP relating to the Company's actual performance in light of the 2025 performance objectives ($1,052,633) and payment of the monthly premiums for Mr. Stonehouse and his dependents under COBRA, for a period ending on the earliest of (i) 18 months following his retirement date or (ii) the expiration of his rights under COBRA (with an estimated value of approximately $31,050). In addition, on December 27, 2025, the Compensation Committee approved the extension of the post-termination exercise period of Mr. Stonehouse's vested stock option awards granted more than one year prior to his retirement date to the original expiration date of the option awards (with an aggregate value of $11,132,458). Pursuant to the Retirement Policy, Mr. Stonehouse's unvested stock options and RSUs granted more than one year prior to his retirement date will continue to vest and settle in accordance with the original vesting schedule (with an aggregate value of $3,502,437 as of December 31, 2025).

Doyle Consulting Agreement

Mr. Doyle resigned as Chief Financial Officer of the Company, effective April 9, 2025. The Compensation Committee approved the Doyle Consulting Agreement, effective as of April 9, 2025, pursuant to which Mr. Doyle provided transition services to the Company in exchange for a $450 hourly fee until May 31, 2025, or a later date mutually agreed by Mr. Doyle and the Company. On May 31, 2025, Mr. Doyle and the Company entered into an amendment to the Doyle Consulting Agreement, extending the term of the Doyle Consulting Agreement to December 31, 2025. For the duration of the Consulting Agreement, Mr. Doyle's outstanding vested equity awards remained in full force and effect, and his outstanding unvested equity awards continued to vest in accordance with the original vesting schedule applicable to such awards. His unvested awards were forfeited on December 31, 2025.

Thackray Separation Agreement and Consulting Agreement

Dr. Thackray resigned as Chief Research and Development Officer, effective September 1, 2025. In connection with her separation, the Company and Dr. Thackray entered into the Thackray Separation Agreement, pursuant to which Dr. Thackray received the following benefits in connection with her separation: (i) the continuation of her 2025 base salary for a period of one year ($635,388); (ii) payment of the bonus she would have received under the AIP relating to the Company's actual performance in light of the 2025 performance objectives ($756,112); (iii) payment of her annual 2025 target payout under the AIP ($444,772); (iv) payment of the monthly premiums for Dr. Thackray and her dependents under COBRA, for a period of up to 12 months (with an estimated value of approximately $36,785); (v) outplacement services for up to six months (with an estimated value of approximately $3,000); and (vi) the acceleration of vesting on December 31, 2025 of any portion of her unvested equity awards that would have vested in 2026 if Dr. Thackray remained in service with the Company through the applicable vesting date (with an aggregate value of $907,772 as of her separation date). Dr. Thackray and the Company also entered into the Thackray Consulting Agreement, pursuant to which Dr. Thackray provided transition services to the Company in exchange for fixed monthly payments of $12,500 through December 31, 2025. For the duration of the Thackray Consulting Agreement, Dr. Thackray's outstanding vested equity awards remained in full force and effect, and her outstanding unvested equity awards continued to vest in accordance with the original vesting schedule applicable to such awards (with an aggregate value of $1,043,425). The Thackray Consulting Agreement also provided for Dr. Thackray's vested option awards to remain outstanding and exercisable for a period of 180 days commencing with the termination date of the Thackray Consulting Agreement (with an aggregate value of $473,052).

CEO Pay Ratio

The following is a reasonable estimate, prepared under applicable SEC rules, of the ratio of the annual total compensation of our former CEO, Mr. Stonehouse, to the median of the annual total compensation of our other employees. We determined our median employee based on 2025 annual base salary and 2025 cash incentive awards for each of our 435 employees (excluding our former CEO) as of December 31, 2025. Of these 435 employees, 409 employees are located in the United States and 26 employees are located outside the United States. No foreign employees were excluded in the process of identifying our median employee. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using the applicable yearly average exchange rates published by the Internal Revenue Service, and we did not make any cost-of-living adjustment.

The annual total compensation of our median employee (other than our former CEO) for 2025, calculated in accordance with Item 402(c)(2)(x) under Regulation S-K, was $314,234. As disclosed in the Summary Compensation Table included in this Proxy Statement, our former CEO's annual total compensation for 2025 was $12,951,082. Based on the foregoing, the ratio of the 2025 annual total compensation of our CEO to the median of the annual total compensation of all other employees was 41 to 1. While Mr. Stonehouse was not awarded any equity awards in 2025 given his retirement at the end of the year, his compensation includes the incremental fair value associated with the extended exercise period of certain vested stock option awards, calculated in accordance with FASB ASC Topic 718, resulting in a higher than typical pay ratio. Given the different methodologies that various public companies use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive "compensation actually paid" and certain financial performance of the Company. For further information concerning the Company's pay-for-performance philosophy and how the Company aligns executive compensation with the Company's performance, refer to the "Compensation Discussion and Analysis" section above.

Year	Summary Compensation Table Total for PEO ($)[1]	Compensation Actually Paid to PEO ($)[2]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[3]	Average Compensation Actually Paid to Non-PEO NEOs ($)[2]	Total Stockholder Return ($)[4]	Peer Group Total Stockholder Return ($)[5]	Net Income (Loss) ($ in thousands)[6]	ORLADEYO Sales ($ in thousands)[7]
					Value of Initial Fixed $100 Investment Based On:			
2025	12,951,082	1,156,865	5,694,562	3,085,709	104.70	200.89	263,861	596,123
2024	8,317,286	10,979,333	3,368,257	4,160,611	100.94	156.19	(88,881)	434,090
2023	4,777,778	(3,691,891)	1,963,725	(1,232,421)	80.40	143.88	(226,539)	323,812
2022	6,982,994	4,009,070	2,568,935	1,452,633	154.09	138.51	(247,116)	249,689
2021	7,061,225	17,053,230	4,523,739	7,254,142	185.91	124.39	(184,062)	121,865

(1) These amounts represent the amounts reported for our former CEO, Jon P. Stonehouse (our principal executive officer ("PEO") for the years reported), in the "Total" column of the Summary Compensation Table in each applicable year.

(2) These amounts represent the amount of "compensation actually paid" to Mr. Stonehouse and the average "compensation actually paid" to the Company's other NEOs (as described in footnote (3)) as a group, as computed in accordance with Item 402(v) of Regulation S-K, and do not reflect the total compensation actually realized or received by Mr. Stonehouse or the other NEOs. In accordance with these rules, these amounts reflect total compensation as set forth in the Summary Compensation Table for each year, adjusted as shown below. Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

Compensation Actually Paid	Mr. Stonehouse 2025 ($)	Average Non-PEO NEOs 2025 ($)
Summary Compensation Table Total	12,951,082	5,694,562
(Less), value of "Stock Awards" and "Option Awards" reported in Summary Compensation Table	(11,132,458)	(4,570,606)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	—	3,488,948
Plus (less), year-over-year change in fair value of outstanding and unvested equity awards granted in prior years	(147,043)	(22,953)
Plus (less), change in fair value from the end of the prior year to the vesting date of equity awards granted in prior years that vested in the year	(514,716)	(673,024)
Less, prior year-end fair value for any equity awards forfeited in the year	—	(831,219)
Compensation Actually Paid	**1,156,865**	**3,085,709**

(3) These amounts represent the average of the amounts reported for the Company's named executive officers (referred to as "NEOs" in this section) as a group (excluding Mr. Stonehouse) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2025, Mr. Doyle, Mr. Ghias, Dr. Thackray, Ms. Barnes, and Mr. Gayer; (ii) for 2024 and 2023, Mr. Doyle, Dr. Thackray, Ms. Barnes, and Mr. Gayer; (iii) for 2022, Mr. Doyle, Dr. Thackray, Ms. Barnes, Mr. Gayer, Yarlagadda S. Babu, Ph.D., the Company's Chief Discovery Officer, and William P. Sheridan, MBBS, the Company's Chief Development Officer; and (iv) for 2021, Mr. Doyle, Dr. Thackray, Dr. Babu, Dr. Sheridan, and Megan T. Sniecinski, the Company's former Chief Business Officer. Refer to the "2024 Summary Compensation Table," "2023 Summary Compensation Table," "2022 Summary Compensation Table" and "2021 Summary Compensation Table" in our proxy statements for our 2025, 2024, 2023, and 2022 annual stockholder meetings, respectively, for additional information regarding our NEOs for 2024, 2023, 2022 and 2021, respectively.

(4) Total Stockholder Return (TSR) measures the change in a $100 investment in our Common Stock based on its closing price of $7.45 on December 31, 2020 and the closing share price of our Common Stock at the end of each fiscal year shown.

(5)   The peer group used for this purpose is the CRSP Total Return Index for Nasdaq Pharmaceutical Stocks.

(6)   The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

(7)   Item 402(v)(2)(vi) of Regulation S-K requires that we designate a "Company-Selected Measure," which, in our assessment, represents the most important financial performance measure (that is not otherwise required to be disclosed in the "Pay Versus Performance" table) used to link "compensation actually paid" to our NEOs, for the most recently completed fiscal year, to Company performance. For these purposes, we have selected ORLADEYO sales. The numbers in this column represent product sales of ORLADEYO and do not include royalty revenue from sales of ORLADEYO in Japan by our collaborative partner, Torii Pharmaceutical Co., Ltd. ORLADEYO is an oral, once-daily therapy discovered and developed by us for the prevention of hereditary angioedema attacks. It was first approved by the U.S. Food and Drug Administration in December 2020, and we began shipping it to patients with a prescription in the United States that same month.

Description of Certain Relationships between Information Presented in the Pay Versus Performance Table

As described in more detail in the "Compensation Discussion and Analysis" section above, the Company's executive compensation program reflects a variable-pay-for-performance philosophy. It is based on market best practices and is designed to ensure that it is appropriately risk-based and competitive with similar companies in our industry. The Company's primary objectives for our executive compensation program are described on page 29 of the "Compensation Discussion and Analysis," and the pre-established corporate objectives used to determine the variable component of executive compensation for 2025 (i.e., cash bonus under the AIP and 2025 long-term equity grants) are described on page 33. While the Company uses several performance measures to align executive compensation with Company performance, not all of those Company measures are presented in the "Pay Versus Performance" table above. Further, not all of the Company's performance measures are "financial performance measures" as defined above in note 7 to the "Pay Versus Performance" table. For example, as a growing commercial-stage biotechnology company with the goal of developing first-in-class or best-in-class oral small-molecule and injectable protein therapeutics, some of our performance measures relate to developments in the Company's product pipeline and to building a robust and adaptable organization. The Company generally seeks to incentivize long-term performance of the Company as a whole and, therefore, does not specifically align the Company's performance measures with "compensation actually paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year, which can be impacted in large part by changes in stock price. The Compensation Committee does not consider the information presented in this "Pay Versus Performance" section when making determinations regarding executive compensation.

In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the "Pay Versus Performance" table.

Compensation Actually Paid, Cumulative TSR, and Peer Group TSR



Compensation Actually Paid and Net Income (Loss)



Compensation Actually Paid and ORLADEYO Sales




Performance Measures

As disclosed above under "Description of Certain Relationships between Information Presented in the Pay Versus Performance Table," the Company uses several performance measures to align executive compensation with Company performance, not all of which are presented in the "Pay Versus Performance" table. These performance measures include the pre-established corporate objectives for 2025, as described in the "Compensation Discussion and Analysis" section, and reflect the Company's variable pay-for-performance philosophy. As a growing company that engages heavily in research and development, the majority of our corporate objectives were not "financial performance measures," as defined by SEC rules. However, they did include a financial performance measure for ORLADEYO sales and a financial performance measure related to positive earnings per share. Accordingly, the most important financial performance measures used by the Company to link executive "compensation actually paid" to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance is as follows:

- ORLADEYO sales; and

- Earnings per share.

In addition to our financial performance measures, the Company views stock price as a key driver of value for all of our equity awards and, in particular, the stock options, which have no value unless the stock price appreciates from the date of grant.

2025 DIRECTOR COMPENSATION

The following table provides information related to the compensation of our non-employee directors during fiscal 2025. Mr. Stonehouse and Dr. Milne began their service as non-employee directors on January 1, 2026 and January 23, 2026, respectively, and as such, are not included in the table below.

Name	Fees Earned ($)	Stock Awards ($)[1][2]	Option Awards ($)[3][4]	Total ($)
George B. Abercrombie[5]	30,598	—	—	30,598
Stephen J. Aselage[5]	33,475	—	—	33,475
Steven R. Frank[6]	29,835 [7]	146,663	219,991	396,489
Steven K. Galson, M.D., MPH	60,588	130,000	194,996	385,584
Theresa M. Heggie	76,704	130,000	194,996	401,700
Nancy J. Hutson, Ph.D.[8]	103,817	225,500	353,569	682,886
Alan G. Levin	72,500	130,000	194,996	397,496
Amy E. McKee, M.D.	65,000 [7]	130,000	194,996	389,996
Vincent J. Milano	78,699 [7]	130,000	194,996	403,695
A. Machelle Sanders	60,257	130,000	194,996	385,253

---

(1) Each non-employee director serving at the time of the Company's 2025 annual meeting of stockholders received an automatic annual grant of RSUs under the Stock Incentive Plan, in accordance with the terms of the Company's Director Compensation Policy, as amended, for 12,500 shares of Common Stock, which RSUs vest on the 12-month anniversary of the grant date, subject to the terms of the Stock Incentive Plan. As discussed in Note (6) below, Mr. Frank also received an automatic initial grant of 1,866 RSUs on May 2, 2025, the effective date of his appointment to the Board. As of December 31, 2025, each non-employee director serving as of that date other than Mr. Frank had RSUs covering 12,500 shares of Common Stock. As of December 31, 2025, Mr. Frank had RSUs covering 14,366 shares of Common Stock.

(2) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of RSUs pursuant to the Stock Incentive Plan granted in 2025, calculated based on the closing price of our Common Stock as reported by Nasdaq on June 12, 2025 (the date of the annual grant) of $10.40 and May 2, 2025 (the date of Mr. Frank's new director grant as discussed in Note (6) below) of $8.93.

(3) Each non-employee director serving at the time of the Company's 2025 annual meeting of stockholders received an automatic annual grant of stock options under the Stock Incentive Plan, in accordance with the terms of the Company's Director Compensation Policy, as amended, to purchase 27,181 shares of Common Stock, which options vest on the 12-month anniversary of the grant date, subject to the terms of the Stock Incentive Plan. As discussed in Note (6) below, Mr. Frank also received an automatic initial grant of 4,079 options on May 2, 2025, the effective date of his appointment to the Board. As of December 31, 2025, each non-employee director had options outstanding to purchase the following number of shares: Mr. Abercrombie: 109,094; Mr. Aselage: 254,027; Mr. Frank: 31,260; Dr. Galson: 206,208; Ms. Heggie: 216,208; Dr. Hutson: 256,208; Mr. Levin: 241,208; Dr. McKee: 199,541; Mr. Milano: 212,875; and Ms. Sanders: 172,875.

(4) The amounts in this column reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of stock options pursuant to the Stock Incentive Plan granted in 2025. Assumptions used in the calculation of these amounts are included in Note 13 to the Company's audited consolidated financial statements for the year ended December 31, 2025, which are included in the Company's Annual Report on Form 10-K filed with the SEC on February 26, 2026.

(5) Mr. Abercrombie and Mr. Aselage concluded their service on the Board as of the Company's 2025 annual meeting of stockholders.

(6) Options and RSUs are granted to new directors automatically under the Stock Incentive Plan, in accordance with the terms of the Company's Director Compensation Policy, as amended, at the time they become a director. Mr. Frank joined the Board, effective May 2, 2025, and received automatic new director grants under the Stock Incentive Plan, in accordance with the terms of the Company's Director Compensation Policy, as amended, for 1,866 RSUs and 4,079 stock options. The initial option grant vests, subject to the terms of the Stock Incentive Plan, in 36 equal monthly installments over a three-year period measured from the grant date. The initial RSU grant vests, subject to the terms of the Stock Incentive Plan, in three equal annual installments beginning on the 12-month anniversary of the grant date.

(7) As of our 2024 annual meeting of stockholders, Mr. Milano elected to receive 50% of his cash retainer in the form of shares of our Common Stock in lieu of cash. As of Mr. Frank's appointment to the Board, effective May 2, 2025, Mr. Frank elected to receive 100% of his cash retainer in the form of shares of our Common Stock in lieu of cash. As of our 2025 annual meeting of stockholders, Mr. Frank, Dr. McKee, and Mr. Milano elected to receive 100%, 50%, and 50% of his or her respective cash retainers in the form of shares of our Common Stock in lieu of cash. Accordingly, in 2025, the Company issued the following number of shares of Common Stock in lieu of cash retainers: to Mr. Frank, 2,220 shares in lieu of $29,835 of cash; to Dr. McKee, 1,673 shares in lieu of $13,125 of cash; and to Mr. Milano, 4,160 shares in lieu of $23,100 of cash.

(8) In connection with her retirement from the Board, the vesting of Dr. Hutson's unvested RSUs and stock options was fully accelerated, effective as of January 23, 2026. Amounts reflected in the Stock Awards and Option Awards columns for Dr. Hutson also include the incremental fair value, calculated in accordance with FASB ASC Topic 718, resulting from such acceleration, which was approved by the Board on December 9, 2025.

Narrative to Director Compensation Table

Directors who are employees of the Company do not receive any additional compensation for their services as a director. Non-employee directors of the Company receive compensation for their services as a director in accordance with the terms of the Company's Director Compensation Policy and the Stock Incentive Plan. The Director Compensation Policy was originally adopted by the Board on April 18, 2022 and amended and restated by the Board on April 21, 2025, and may be further revised or amended by the Board in its discretion; provided, however, that, in accordance with the terms of the Stock Incentive Plan, the aggregate grant date fair value of all awards granted under the Stock Incentive Plan during any calendar year to any non-employee director (excluding any awards granted at the election of the director in lieu of all or any portion of cash retainers or fees otherwise payable to the director in cash), together with the amount of any cash fees or retainers paid to such director during such calendar year with respect to the director's service as a non-employee director, cannot exceed $750,000 (or, for a non-employee director who first joins the Board, $1,000,000).

Cash Retainer Fees

Non-employee directors receive an annual cash retainer fee consisting of four equal installment payments paid in arrears on a quarterly basis. Annual retainers are also paid in arrears to members of Board committees and committee Chairs on a quarterly basis. Directors are also reimbursed for expenses incurred in attending Board or committee meetings and while representing the Company in conducting certain business. The annual retainer fee in 2025 was $45,000 ($80,000 for the Chair). Fees are not paid for attending committee meetings. The 2025 annual retainers for committee members and Chairs remained the same as in 2024 and are as follows:

Committee	Member Retainer		Chair Retainer	
Audit Committee	$	10,000	$	20,000
Compensation Committee	$	7,500	$	15,000
Commercialization Committee	$	7,500	$	15,000
Finance Committee	$	7,500	$	15,000
Science Committee	$	7,500	$	15,000
Corporate Governance and Nominating Committee	$	5,000	$	10,000

Directors are given the opportunity to elect to receive, in lieu of cash retainers, a number of shares of our Common Stock equivalent in value to the Board retainer earned by such director. Directors can elect to receive either 50% or 100% of their Board retainer (excluding any committee retainers) in the form of Common Stock. These shares are distributed four times a year, in line with the quarterly cash retainer payments. The number of shares to be distributed is determined using the closing price of our Common Stock on the last business day of the applicable three-month period. Elections to receive Company shares in lieu of cash for a year shall be made as of the date of each annual meeting of the Company's stockholders, effective until the subsequent annual meeting.

Equity Compensation

New directors who join the Board are eligible to receive an initial equity grant equal to $500,000 upon their appointment to the Board, prorated based on the date of appointment relative to the Company's annual meeting of stockholders and, prior to April 21, 2025, payable 70% in stock options and 30% in RSUs. In addition, on the date of each annual meeting of the Company's stockholders, continuing directors are eligible to receive an equity grant equal to $325,000, which was payable 70% in stock options and 30% in RSUs prior to April 21, 2025. On April 21, 2025, the Board approved an Amended and Restated Director Compensation Policy. Under the terms of the Amended and Restated Director Compensation Policy, initial equity grants for new directors and annual equity grants for continuing directors are now payable 60% in stock options and 40% in RSUs.

Initial equity grants in the form of options vest in 36 equal monthly installments, and initial equity grants in the form of RSUs vest in three equal annual installments, in each case over a three-year period measured from the grant date, subject to the terms of the Stock Incentive Plan. Annual equity grants vest on the 12-month anniversary of the grant date, subject to the terms of the Stock Incentive Plan. Following a grantee's cessation of Board service for any reason, each stock option vested at the time of cessation of Board service will remain exercisable for the remainder of the ten-year term of that option.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors has furnished the following report, in accordance with rules established by the SEC, for inclusion in this Proxy Statement.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2025, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addition, the Audit Committee reviewed and discussed with the Company's management the internal audit plan for the year ended December 31, 2025. Furthermore, the Audit Committee reviewed and discussed with the Company's management and Ernst and Young LLP the evaluation of the Company's design and functioning of its internal control over financial reporting, including the required Section 404 testing undertaken by Company management and Ernst and Young LLP with respect to the Company's internal control over financial reporting. The Audit Committee reviewed with Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the PCAOB regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence. The Audit Committee also considered the compatibility of non-audit services with Ernst & Young LLP's independence.

The Audit Committee discussed with Ernst & Young LLP the overall scope and plans for their audit. The Audit Committee regularly meets with Ernst & Young LLP, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC. The Audit Committee and the Board approved the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2025 and has approved the retention of Ernst & Young LLP as the principal accounting firm to be used by the Company throughout the fiscal year ending December 31, 2026.

The Audit Committee currently consists of Mr. Levin, as Chair, Ms. Heggie, and Mr. Milano.

Alan G. Levin, Chair of the Committee
Theresa M. Heggie
Vincent J. Milano

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as otherwise indicated in the notes to the table, the following table sets forth information regarding beneficial ownership of the Company's Common Stock as of April 13, 2026, by (i) each director, (ii) each of the Named Executive Officers, (iii) all directors and executive officers of the Company as a group, and (iv) each person known to the Company to be the beneficial owner of more than five percent of our Common Stock. Unless otherwise noted below, the address for each person listed in the table is the principal executive offices of the Company.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
5% Stockholders		
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	20,730,939 [3]	8.2 %
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	17,483,490 [4]	6.9 %
RA Capital Healthcare Fund, L.P. 200 Berkeley Street, 18th Floor Boston, MA 02116	15,302,186 [5]	6.0 %
Deerfield Partners, L.P. 345 Park Avenue South, 12th Floor New York, NY 10010	14,341,000 [6]	5.6 %
Directors and Named Executive Officers		
Steven R. Frank	46,313 [7]	*
Steven K. Galson, M.D., MPH	277,079 [8]	*
Theresa M. Heggie	231,627 [9]	*
Alan G. Levin	305,479 [10]	*
Amy E. McKee, M.D.	241,973 [11]	*
Vincent J. Milano	304,942 [12]	*
Jill C. Milne, Ph.D.	6,074 [13]	*
A. Machelle Sanders	203,517 [14]	*
Jon P. Stonehouse	5,516,462 [15]	2.1 %
Charles K. Gayer	1,170,391 [16]	*
Anthony J. Doyle	198,917 [17]	*
Babar Ghias	—	*
Helen M. Thackray, M.D.	1,044,618 [18]	*
Alane P. Barnes	1,295,128 [19]	*
All current executive officers and directors as a group (14 persons)	9,981,994 [20]	3.8 %

(*) Less than one percent.

(1) Gives effect to the shares of Common Stock each indicated stockholder has the right to acquire as of April 13, 2026 or within 60 days from that date through the exercise of options and other rights beneficially held by such stockholder on that date.

(2) Ownership percentage is reported based on 254,105,895 shares of Common Stock issued and outstanding on April 13, 2026, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of April 13, 2026 or within 60 days from that date through the exercise of options and other rights.

(3) From Schedule 13G/A filed with the SEC on November 7, 2024 indicating that 20,730,939 shares of Common Stock are held by The Vanguard Group as of October 31, 2024. The Vanguard Group may be deemed to have shared power to vote or to direct the vote of 380,460 shares of Common Stock, sole power to dispose or to direct the disposition of 20,140,642 shares of Common Stock, and shared power to dispose or to direct the disposition of 590,297 shares of Common Stock. The Vanguard Group subsequently reported that due to an internal realignment it no longer has, or is deemed to have, beneficial ownership over the Company's securities beneficially owned by various subsidiaries and/or business divisions. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report beneficial ownership separately (on a disaggregated basis).

(4) From Schedule 13G/A filed with the SEC on April 17, 2025 indicating that 17,483,490 shares are held by BlackRock, Inc. and certain subsidiaries as of March 31, 2025. No such subsidiary has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, more than five percent of our Common Stock. BlackRock, Inc. may be deemed to have sole power to vote or to direct the vote of 17,252,025 shares of Common Stock and sole power to dispose or to direct the disposition of 17,483,490 shares of Common Stock.

(5) From Schedule 13G filed with the SEC on November 12, 2025 indicating that 15,302,186 shares of Common Stock are held by RA Capital Healthcare Fund, L.P. (the "Fund") as of November 4, 2025. RA Capital Management, L.P. ("RA Capital") serves as investment adviser for the Fund and may be deemed a beneficial owner of such shares of Common Stock held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's portfolio, including such 15,302,186 shares of Common Stock. Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of such shares. The general partner of RA Capital is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the controlling persons. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners of any shares of Common Stock beneficially owned by RA Capital. The Fund, RA Capital, Dr. Kolchinsky, and Mr. Shah may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of all such 15,302,186 shares of Common Stock. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the 15,302,186 shares of Common Stock reported.

(6) From Schedule 13G/A filed with the SEC on February 12, 2026 indicating that 14,341,000 shares of Common Stock are held of record by Deerfield Partners, L.P. ("Deerfield Partners") as of December 31, 2025. Deerfield Partners may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of all such shares of Common Stock. Deerfield Mgmt, L.P., as the general partner of Deerfield Partners, Deerfield Management Company, L.P., as the investment advisor for Deerfield Partners, and James E. Flynn may be deemed to beneficially own, and to have shared voting and dispositive power over, such shares.

(7) Includes (i) 28,654 shares issuable to Mr. Frank upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 13,122 shares issuable to Mr. Frank upon vesting of RSUs within 60 days from April 13, 2026.

(8) Includes (i) 206,208 shares issuable to Dr. Galson upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 12,500 shares issuable to Dr. Galson upon vesting of RSUs within 60 days from April 13, 2026.

(9) Includes (i) 166,275 shares issuable to Ms. Heggie upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 12,500 shares issuable to Ms. Heggie upon vesting of RSUs within 60 days from April 13, 2026.

(10) Includes (i) 241,208 shares issuable to Mr. Levin upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 12,500 shares issuable to Mr. Levin upon vesting of RSUs within 60 days from April 13, 2026.

(11) Includes (i) 199,541 shares issuable to Dr. McKee upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 12,500 shares issuable to Dr. McKee upon vesting of RSUs within 60 days from April 13, 2026.

(12) Includes (i) 212,875 shares issuable to Mr. Milano upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 12,500 shares issuable to Mr. Milano upon vesting of RSUs within 60 days from April 13, 2026.

(13) Includes (i) 2,964 shares issuable to Dr. Milne upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date.

(14) Includes (i) 172,875 shares issuable to Ms. Sanders upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 12,500 shares issuable to Ms. Sanders upon vesting of RSUs within 60 days from April 13, 2026.

(15) Includes 4,479,812 shares issuable to Mr. Stonehouse upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date.

(16) Includes 805,771 shares issuable to Mr. Gayer upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date.

(17) Includes 198,917 shares held by Mr. Doyle as of April 9, 2025, the effective date of Mr. Doyle's separation from the Company, based on Company records.

(18) Includes 161,618 shares held by Dr. Thackray as of September 1, 2025, the effective date of Dr. Thackray's separation from the Company, based on Company records, and 883,000 shares issuable to Dr. Thackray upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date.

(19) Includes 1,147,150 shares issuable to Ms. Barnes upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date.

(20) Includes (i) 7,992,833 shares issuable to all of our current executive officers and directors upon exercise of stock options that are exercisable as of April 13, 2026 or within 60 days from that date and (ii) 88,122 shares issuable to our directors upon vesting of RSUs within 60 days from April 13, 2026.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at our 2027 Annual Meeting of Stockholders (the "2027 Annual Meeting") must be received by the Company by December 24, 2026 to be considered for inclusion in our Proxy Statement relating to such meeting. Proposals for inclusion in the Proxy Statement must comply with the Exchange Act, including Rule 14a-8.

A stockholder must notify the Company of any proposal (including director nominations) that the stockholder intends to present, other than by inclusion in our proxy materials, at our 2027 Annual Meeting. To be timely, the notice must be delivered to the Company's Corporate Secretary at the Company's principal executive offices no earlier than February 11, 2027 and no later than March 13, 2027. In order for the proposal to be eligible for consideration at the 2027 Annual Meeting, the notice must include the information required by the Company's By-Laws (which includes the information required by Exchange Act Rule 14a-19(b)), including, with respect to director nominations, specific information regarding both the stockholder making the nomination and the director nominee. These dates and notice requirements also apply to any stockholder nominations for directors to be included on a universal proxy card for election at our 2027 Annual Meeting.

NO INCORPORATION BY REFERENCE

In the Company's filings with the SEC, information is sometimes "incorporated by reference." This means that the Company is referring you to information that has previously been filed with the SEC and that the information should be considered part of a particular filing. As provided in regulations promulgated by the SEC, the "Audit Committee Report," the "Compensation Committee Report," and the "Pay Versus Performance" disclosures contained in this Proxy Statement specifically are not incorporated by reference into any other filings with the SEC. In addition, this Proxy Statement includes the Company's website address. This website address is intended to provide inactive, textual references only. The information on the Company's website is not part of this Proxy Statement.

OTHER MATTERS

Management does not intend to present to the Meeting any matters other than those previously mentioned herein and does not presently know of any matters that will be presented by other parties. If other matters should properly come before the Meeting, it is intended that the holders of the proxies will act in respect thereto and in accordance with their best judgment.

GENERAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" Proxy Statements and annual reports. This means that only one copy of the one-page notice regarding the Internet availability of proxy materials may have been sent to multiple stockholders in your household. You may have a separate copy of this document sent to you by contacting the Corporate Secretary, BioCryst Pharmaceuticals, Inc., 4505 Emperor Blvd., Suite 200, Durham, North Carolina 27703, (919) 859-1302. If you prefer to receive separate copies of the one-page notice regarding the Internet availability of proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee holder, or you may contact us at the above address.

Stockholders may obtain a copy of the Notice of Annual Meeting, Proxy Statement, Form of Proxy, and our Annual Report on Form 10-K, free of charge, by writing to the Corporate Secretary at the address stated above or by visiting www.proxyvote.com.

BY ORDER OF THE BOARD OF DIRECTORS

Alane P. Barnes, Chief Legal Officer and
Corporate Secretary

Durham, North Carolina
April 23, 2026

BIOCRYST PHARMACEUTICALS, INC.
STOCK INCENTIVE PLAN
(AS AMENDED AND RESTATED AS OF APRIL 20, 2026)

ARTICLE ONE
GENERAL PROVISIONS

I. PURPOSES OF THE PLAN

A. This Stock Incentive Plan (the "Plan"), formerly the "BioCryst Pharmaceuticals, Inc. 1991 Stock Option Plan," is intended to promote the interests of BioCryst Pharmaceuticals, Inc., a Delaware corporation (the "Company"), by providing a method whereby (i) employees (including officers and directors) of the Company (or its parent or subsidiary corporations), (ii) non-employee members of the board of directors of the Company (the "Board") (or of any parent or subsidiary corporations) and (iii) consultants and other independent contractors who provide valuable services to the Company (or any parent or subsidiary corporations) may be offered the opportunity to acquire a proprietary interest, or otherwise increase their proprietary interest, in the Company as an incentive for them to remain in the service of the Company (or any parent or subsidiary corporations).

B. For purposes of the Plan, the following provisions shall be applicable in determining the parent and subsidiary corporations of the Company:

(i) Any corporation (other than the Company) in an unbroken chain of corporations ending with the Company shall be considered to be a **parent** corporation of the Company, provided each such corporation in the unbroken chain (other than the Company) owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

(ii) Each corporation (other than the Company) in an unbroken chain of corporations beginning with the Company shall be considered to be a **subsidiary** of the Company, provided each such corporation (other than the last corporation) in the unbroken chain owns, at the time of the determination, stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

C. The Plan, as amended and restated, was approved and adopted by the Board, effective on April 20, 2026, in order to increase by 7,000,000 the number of shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), available for issuance under the Plan, subject to approval by the Company's stockholders at the Company's Annual Meeting of Stockholders on June 11, 2026, and to make certain other changes.

II. STRUCTURE OF THE PLAN

A. The Plan shall be divided into three separate equity programs:

(i) the Discretionary Option Grant Program specified in Article Two, pursuant to which eligible persons may, at the discretion of the Plan Administrator, be granted options to purchase shares of Common Stock,

(ii) the Stock Issuance Program specified in Article Three, pursuant to which eligible persons may, at the discretion of the Plan Administrator, be issued shares of Common Stock directly or through the issuance of restricted stock units ("RSUs") that provide for the issuance of shares of Common Stock if the applicable vesting criteria are satisfied, and

(iii) the Director Grant Program specified in Article Four, pursuant to which non-employee members of the Board may receive grants of awards.

B. Unless the context clearly indicates otherwise, the provisions of Articles One and Five of the Plan shall apply to all equity programs under the Plan and shall accordingly govern the interests of all individuals under the Plan.

III. ADMINISTRATION OF THE PLAN

A. The Plan shall be administered by the Committee who shall be the Compensation Committee of the Board or, in the absence of a Compensation Committee, a properly constituted committee or the Board itself (the administrator is referred to herein as the "Committee" or the "Plan Administrator"). Any power of the Committee may also be exercised by the Board, except to the extent that the grant or exercise of such authority would cause any award or transaction to become subject to (or lose an exemption under) the short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the "1934 Act"). To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. The Committee may by resolution authorize one or more officers of the Company to perform any or all things that the Committee is authorized and empowered to do or perform under the Plan, and for all purposes under this Plan, such officer or officers shall be treated as the Committee; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of awards (if any) such officer or officers may award pursuant to such delegated authority, and any such award shall be subject to the form of award agreement theretofore approved by the Compensation Committee. No such officer shall designate himself or herself as a recipient of any awards granted under authority delegated to such officer. In addition, the Compensation Committee may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any subsidiary or affiliate, and/or to one or more agents.

B.   Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including, without limitation: (i) to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein; (ii) to determine which persons are grantees, to which of such grantees, if any, awards shall be granted hereunder and the timing of any such awards; (iii) to grant awards to grantees and determine the terms and conditions thereof, including the number of shares of Common Stock subject to awards and the exercise or purchase price of such shares and the circumstances under which awards become exercisable or vested or are forfeited or expire, which terms may but need not be conditioned upon the passage of time, continued employment, the satisfaction of performance criteria, the occurrence of certain events (including events which constitute a Change in Control to the extent permitted hereunder), or other factors; (iv) to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, exercisability, vesting and/or ability to retain any award; (v) to prescribe and amend the terms of the agreements or other documents evidencing awards made under this Plan (which need not be identical) and the terms of or form of any document or notice required to be delivered to the Company by grantees under this Plan; (vi) to determine the extent to which adjustments are required pursuant to Article One; (vii) to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any award granted hereunder, and to make exceptions to any such provisions for the benefit of the Company; (viii) to approve corrections in the documentation or administration of any award; and (ix) to make all other determinations deemed necessary or advisable for the administration of this Plan.

C.   All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan and the terms and conditions of or operation of any award granted hereunder, shall be final and binding on all grantees, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

D.   The Committee may delegate all or a portion of their duties hereunder to one or more individuals or committees. Any reference to the Committee or the Plan Administrator shall refer to such individual(s) or committee(s) to the extent of such delegation.

IV. ELIGIBILITY

A.   The persons eligible to participate in the Discretionary Option Grant and Stock Issuance Programs shall be limited to the following:

(i)   officers and other employees of the Company (or its parent or subsidiary corporations);

(ii)   individuals who are consultants or independent advisors and who provide valuable services to the Company (or its parent or subsidiary corporations); and

(iii)   non-employee members of the Board (or of the board of directors of parent or subsidiary corporations), subject to the limits set forth in Section II.A. of Article Four.

B.   Only Board members who are not employees of the Company (or any parent or subsidiary) shall be eligible to receive grants pursuant to the Director Grant Program specified in Article Four.

C.   The Plan Administrator shall, within the scope of its administrative jurisdiction under the Plan, have full power and authority to determine (i) whether to grant options in accordance with the Discretionary Option Grant Program or to effect stock issuances in accordance with the Stock Issuance Program, (ii) which eligible persons are to receive option grants under the Discretionary Option Grant Program, the time or times when such option grants are to be made, the number of shares to be covered by each such grant, the status of the granted option as either an incentive stock option ("Incentive Option") which satisfies the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") or a non-statutory option not intended to meet such requirements, the time or times when each such option is to become exercisable, the vesting schedule (if any) applicable to the option shares and the maximum term for which such option is to remain outstanding, and (iii) which eligible persons are to receive stock issuances under the Stock Issuance Program, the time or times when such issuances are to be made, the number of shares to be issued to each grantee, the vesting schedule (if any) applicable to the shares and the consideration for such shares.

V. STOCK SUBJECT TO THE PLAN

A.   Shares of the Company's Common Stock shall be available for issuance under the Plan and shall be drawn from either the Company's authorized but unissued shares of Common Stock or from reacquired shares of Common Stock, including shares repurchased by the Company on the open market. The maximum number of shares of Common Stock which may be issued over the term of the Plan, as amended and restated, shall not exceed 88,090,000 shares, subject to adjustment from time to time in accordance with the provisions of this Section V. The total number of shares available under the Plan, as amended and restated, as of April 20, 2026 is 61,000,333. This amount consists of 46,287,133 shares reserved for awards already issued, 7,713,200 shares of Common Stock available for future issuance under the Plan, and the increase of 7,000,000 shares of Common Stock authorized by the Board (subject to approval by the Company's stockholders at the Annual Meeting of Stockholders on June 11, 2026).

B.   In no event shall the number of shares of Common Stock for which any one individual participating in the Plan may receive options, separately exercisable stock appreciation rights and direct stock issuances and RSUs exceed 1,500,000 shares of Common Stock in the aggregate in any calendar year. For purposes of such limitation, however, no stock options granted prior to the date the Common Stock was first registered under Section 12 of the 1934 Act (the "Section 12(g) Registration Date") shall be taken into account.

C.   Should an outstanding option under this Plan expire or terminate for any reason prior to exercise in full, the shares subject to the portion of the option not so exercised shall be available for subsequent option grants or direct stock issuances or RSUs under the Plan. Unvested shares issued under the Plan and subsequently repurchased by the Company, at the original issue price paid per share, pursuant to the Company's repurchase rights under the Plan, or shares underlying terminated RSUs, shall be added back to the number of shares of Common Stock reserved for issuance under the Plan and shall accordingly be available for reissuance through one or more subsequent option grants or direct stock issuances or RSUs under the Plan. However, shares subject to an award under the Plan may not again be made available for issuance under the Plan if such shares are: (i) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (ii) shares used to pay the exercise price of an option, (iii) shares delivered to or withheld by the Company to pay the withholding taxes related to an award, or (iv) shares repurchased on the open market with the proceeds of an option exercise. Shares of Common Stock subject to any option surrendered for an appreciation distribution under Section IV of Article Two or Section II.B.1.(iv) of Article Four shall not be available for subsequent issuance under the Plan.

D.   In the event any change is made to the Common Stock issuable under the Plan by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without receipt of consideration, then appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the maximum number and/or class of securities for which any one individual participating in the Plan may be granted stock options, separately exercisable stock appreciation rights, and direct stock issuances and RSUs under the Plan from and after the Section 12(g) Registration Date, (iii) the number and/or class of securities and price per share in effect under each outstanding option and stock appreciation right under the Plan, (iv) the number and/or class of securities in effect under each outstanding direct stock issuance and RSU under the Plan, and (v) the number and/or class of securities for which grants are subsequently to be made per non-employee Board member under the Director Grant Program. The purpose of such adjustments shall be to preclude the enlargement or dilution of rights and benefits under the Plan.

E.   The fair market value per share of Common Stock on any relevant date under the Plan shall be determined in accordance with the following provisions:

(i)   If the Common Stock is not at the time listed or admitted to trading on any national securities exchange but is traded in the over-the-counter market, the fair market value shall be the mean between the highest bid and lowest asked prices (or, if such information is available, the closing selling price) per share of Common Stock on the date in question in the over-the-counter market, as such prices are reported on the Nasdaq National Market, the Nasdaq Global Select Market or any successor system. If there are no reported bid and asked prices (or closing selling price) for the Common Stock on the date in question, then the mean between the highest bid price and lowest asked price (or the closing selling price) on the last preceding date for which such quotations exist shall be determinative of fair market value.

(ii)   If the Common Stock is at the time listed or admitted to trading on any national securities exchange, then the fair market value shall be the closing selling price per share of Common Stock on the date in question on the securities exchange determined by the Plan Administrator to be the primary market for the Common Stock, as such price is officially quoted in the composite tape of transactions on such exchange. If there is no reported sale of Common Stock on the exchange on the date in question, then the fair market value shall be the closing selling price on the exchange on the last preceding date for which such quotation exists.

(iii)   If the Common Stock is at the time neither listed nor admitted to trading on any securities exchange nor traded in the over-the-counter market, then the fair market value shall be determined by the Plan Administrator after taking into account such factors as the Plan Administrator shall deem appropriate.

VI. MINIMUM VESTING

Notwithstanding any other provision of this Plan to the contrary, in no event shall any award granted pursuant to this Plan vest prior to the twelve (12)-month anniversary of the date of grant, other than in connection with the grantee's death or permanent disability or, to the extent permitted hereunder, in connection with a Change in Control (provided that this limitation shall not apply with respect to up to five percent (5%) of the shares of Common Stock available for issuance under this Plan following approval of the Plan at the Company's Annual Meeting of Stockholders on June 11, 2026). The minimum vesting period set forth in this Section VI may not be waived or superseded by any provision in an award or other agreement.


ARTICLE TWO
DISCRETIONARY OPTION GRANT PROGRAM


I.   TERMS AND CONDITIONS OF OPTIONS

Options granted pursuant to this Article Two shall be authorized by action of the Plan Administrator and may, at the Plan Administrator's discretion, be either Incentive Options or non-statutory options. Individuals who are not Employees may only be granted non-statutory options under this Article Two. Each option granted shall be evidenced by one or more instruments in the form approved by the Plan Administrator. Each such instrument shall, however, comply with the terms and conditions specified below, and each instrument evidencing an Incentive Option shall, in addition, be subject to the applicable provisions of Section II of this Article Two.

A.   **Option Price**.

1.   The option price per share shall be fixed by the Plan Administrator. In no event, however, shall the option price per share be less than one hundred percent (100%) of the fair market value per share of Common Stock on the date of the option grant.

2.   The option price shall become immediately due upon exercise of the option and shall, subject to the provisions of Section IV of this Article Two and the instrument evidencing the grant, be payable through one of the following methods (or a combination thereof):

(i)   full payment in cash or check drawn to the Company's order;

(ii)   full payment in shares of Common Stock held by the optionee for the requisite period necessary to avoid a charge to the Company's earnings for financial reporting purposes and valued at fair market value on the Exercise Date (as such term is defined below);

(iii)   full payment through a "net settlement" procedure pursuant to which the Company shall withhold shares of Common Stock issuable in connection with the exercise of the option with a fair market value equal to the exercise price and, if elected by the optionee, all applicable Federal and State income and employment taxes required to be withheld by the Company in connection with such exercise;

(iv)   full payment through a broker-dealer sale and remittance procedure pursuant to which the optionee (I) shall provide irrevocable written instructions to a designated brokerage firm to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the aggregate option price payable for the purchased shares plus all applicable Federal and State income and employment taxes required to be withheld by the Company in connection with such purchase and (II) shall provide written directives to the Company to deliver the certificates for the purchased shares directly to such brokerage firm in order to complete the sale transaction; or

(v)   such other method as permitted by the Plan Administrator, including any combination of the foregoing.

For purposes of this subparagraph 2, the Exercise Date shall be the date on which written notice of the option exercise is delivered to the Company. Except to the extent the sale and remittance procedure is utilized in connection with the exercise of the option, payment of the option price for the purchased shares must accompany such notice.

B.   **Term and Exercise of Options**.

Each option granted under this Article Two shall be exercisable at such time or times, during such period, and for such number of shares as shall be determined by the Plan Administrator and set forth in the instrument evidencing the option grant. No such option, however, shall have a maximum term in excess of ten (10) years from the grant date. During the lifetime of the optionee, the option, together with any stock appreciation rights pertaining to such option, shall be exercisable only by the optionee and shall not be assignable or transferable by the optionee except for a transfer of the option by will or by the laws of descent and distribution following the optionee's death and, for the avoidance of doubt, may not be transferred to a third party for cash or other value. However, the Plan Administrator shall have the discretion to provide that a non-statutory option may, in connection with the optionee's estate plan, be assigned in whole or in part during the optionee's lifetime either (i) as a gift to one or more members of optionee's immediate family, to a trust in which optionee and/or one or more such family members hold more than fifty percent (50%) of the beneficial interest or an entity in which more than fifty percent (50%) of the voting interests are owned by optionee and/or one or more such family members, or (ii) pursuant to a domestic relations order. The assigned portion shall be exercisable only by the person or persons who acquire a proprietary interest in the option pursuant to such assignment. The terms applicable to the assigned portion shall be the same as those in effect for this option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

C.   **Termination of Service**.

1.   Except to the extent otherwise provided pursuant to Section V of this Article Two or pursuant to an applicable award agreement, the following provisions shall govern the exercise period applicable to any options held by the optionee at the time of cessation of Service or death.

(i)   Should the optionee cease to remain in Service for any reason other than death or permanent disability, then the period for which each outstanding vested option held by such optionee is to remain exercisable shall be limited to the three (3)-month period following the date of such cessation of Service. However, should optionee die during the three (3)-month period following his or her cessation of Service, the personal representative of the optionee's estate or the person or persons to whom the option is transferred pursuant to the optionee's will or in accordance with the laws of descent and distribution shall have a twelve (12)-month period following the date of the optionee's death during which to exercise such option.

(ii)   In the event such Service terminates by reason of permanent disability (as defined in Section 22(e)(3) of the Code), then the period for which each outstanding vested option held by the optionee is to remain exercisable shall be limited to the twelve (12)-month period following the date of such cessation of Service.

(iii)   Should the optionee, after completing five (5) full years of Service, die while in Service, then the exercisability of each of his or her outstanding options shall automatically accelerate so that each such option shall become fully exercisable with respect to the total number of shares of Common Stock at the time subject to such option and may be exercised for all or any portion of such shares. The personal representative of the optionee's estate or the person or persons to whom the option is transferred pursuant to the optionee's will or in accordance with the laws of descent and distribution shall have a twelve (12)-month period following the date of the optionee's death during which to exercise such option.

(iv)   In the event such Service terminates by reason of death prior to the optionee obtaining five (5) full years of Service, then the period for which each outstanding vested option held by the optionee at the time of death shall be exercisable by the optionee's estate or the person or persons to whom the option is transferred pursuant to the optionee's will or in accordance with the laws of descent and distribution shall be limited to the twelve (12)-month period following the date of the optionee's death.

(v) Under no circumstances, however, shall any such option be exercisable after the specified expiration date of the option term.

(vi) Each such option shall, during such limited exercise period, be exercisable for any or all of the shares for which the option is exercisable on the date of the optionee's cessation of Service. Upon the expiration of such limited exercise period or (if earlier) upon the expiration of the option term, the option shall terminate and cease to be exercisable. However, each outstanding option shall immediately terminate and cease to remain outstanding, at the time of the optionee's cessation of Service, with respect to any shares for which the option is not otherwise at that time exercisable or in which the optionee is not otherwise vested.

(vii) Should (i) the optionee's Service be terminated for misconduct (including, but not limited to, any act of dishonesty, willful misconduct, fraud or embezzlement) or (ii) the optionee make any unauthorized use or disclosure of confidential information or trade secrets of the Company or its parent or subsidiary corporations, then in any such event all outstanding options held by the optionee under this Article Two shall terminate immediately and cease to be exercisable.

2. The Plan Administrator shall have complete discretion, exercisable either at the time the option is granted or at any time while the option remains outstanding, to permit one or more options held by the optionee under this Article Two to be exercised, during the limited period of exercisability provided under subparagraph 1 above, not only with respect to the number of shares for which each such option is exercisable at the time of the optionee's cessation of Service but also with respect to one or more subsequent installments of purchasable shares for which the option would otherwise have become exercisable had such cessation of Service not occurred.

3. For purposes of the foregoing provisions of this Section I.C (and for all other purposes under the Plan):

(i) The optionee shall be deemed to remain in the **Service** of the Company for so long as such individual renders services on a periodic basis to the Company (or any parent or subsidiary corporation) in the capacity of an Employee, a non-employee member of the board of directors or an independent consultant or advisor, unless the agreement evidencing the applicable option grant specifically states otherwise.

(ii) The optionee shall be considered to be an **Employee** for so long as such individual remains in the employ of the Company or one or more of its parent or subsidiary corporations, subject to the control and direction of the employer entity not only as to the work to be performed but also as to the manner and method of performance.

D. **Stockholder Rights**.

An optionee shall have no stockholder rights with respect to any shares covered by the option until such individual shall have exercised the option and paid the option price for the purchased shares. Without limitation, an optionee shall not have any right to receive dividends with respect to an unexercised option.

E. **No Repricing**.

No option or stock appreciation right may be repriced, regranted through cancellation, including cancellation in exchange for cash or other awards, or otherwise amended to reduce its option price or exercise price (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as permitted under this Plan) without the approval of the stockholders of the Company.

F. **Repurchase Rights**.

The shares of Common Stock acquired upon the exercise of options granted under this Article Two may be subject to repurchase by the Company in accordance with the following provisions:

1. The Plan Administrator shall have the discretion to grant options which are exercisable for unvested shares of Common Stock under this Article Two. Should the optionee cease Service while holding such unvested shares, the Company shall have the right to repurchase any or all those unvested shares at the option price paid per share. The terms and conditions upon which such repurchase right shall be exercisable (including the period and procedure for exercise and the appropriate vesting schedule for the purchased shares) shall be established by the Plan Administrator and set forth in the instrument evidencing such repurchase right.

2. All of the Company's outstanding repurchase rights shall automatically terminate, and all shares subject to such terminated rights shall immediately vest in full, upon the occurrence of any Corporate Transaction

under Section III of this Article Two, except to the extent: (i) any such repurchase right is expressly assigned to the successor corporation (or parent thereof) in connection with the Corporate Transaction or (ii) such termination is precluded by other limitations imposed by the Plan Administrator at the time the repurchase right is issued.

3.   The Plan Administrator shall have the discretionary authority, exercisable either before or after the optionee's cessation of Service, to cancel the Company's outstanding repurchase rights with respect to one or more shares purchased or purchasable by the optionee under this Discretionary Option Grant Program and thereby accelerate the vesting of such shares in whole or in part at any time.

II. INCENTIVE OPTIONS

The terms and conditions specified below shall be applicable to all Incentive Options granted under this Article Two. Incentive Options may only be granted to individuals who are Employees of the Company. Options which are specifically designated as "non-statutory" options when issued under the Plan shall not be subject to such terms and conditions.

A.   **Dollar Limitation**. The aggregate fair market value (determined as of the respective date or dates of grant) of the Common Stock for which one or more options granted to any Employee under this Plan (or any other option plan of the Company or its parent or subsidiary corporations) may for the first time become exercisable as incentive stock options under the Federal tax laws during any one calendar year shall not exceed the sum of One Hundred Thousand Dollars ($100,000). To the extent the Employee holds two or more such options which become exercisable for the first time in the same calendar year, the foregoing limitation on the exercisability of such options as incentive stock options under the Federal tax laws shall be applied on the basis of the order in which such options are granted. Should the number of shares of Common Stock for which any Incentive Option first becomes exercisable in any calendar year exceed the applicable One Hundred Thousand Dollar ($100,000) limitation, then that option may nevertheless be exercised in such calendar year for the excess number of shares as a non-statutory option under the Federal tax laws.

B.   **10% Stockholder**. If any individual to whom an Incentive Option is granted is the owner of stock (as determined under Section 424(d) of the Code) possessing 10% or more of the total combined voting power of all classes of stock of the Company or any one of its parent or subsidiary corporations, then the option price per share shall not be less than one hundred and ten percent (110%) of the fair market value per share of Common Stock on the grant date, and the option term shall not exceed five (5) years, measured from the grant date.

C.   **Termination of Employment**. Any portion of an Incentive Option that remains outstanding (by reason of the optionee remaining in the Service of the Company, pursuant to the Plan Administrator's exercise of discretion under Section V of this Article Two, or otherwise) more than 3 months following the date an optionee ceases to be an Employee of the Company shall thereafter be exercisable as a non-statutory option under federal tax laws.

Except as modified by the preceding provisions of this Section II, the provisions of Articles One, Two and Five of the Plan shall apply to all Incentive Options granted hereunder.

III. CORPORATE TRANSACTIONS/CHANGES IN CONTROL

A.   For purposes of this Section III (and for all other purposes under the Plan), a Corporate Transaction shall be deemed to occur in the event of:

1.   a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the State of the Company's incorporation,

2.   the sale, transfer or other disposition of all or substantially all of the assets of the Company in liquidation or dissolution of the Company, or

3.   any reverse merger in which the Company is the surviving entity but in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such merger.

B.   Immediately after the consummation of the Corporate Transaction, all outstanding options under this Article Two shall fully vest, terminate and cease to be outstanding, except to the extent continued or assumed (as applicable) by the Company or the successor corporation or its parent company. The Plan Administrator shall have complete discretion to provide, on such terms and conditions as it sees fit, for a cash payment to be made to any optionee on account of any option terminated in accordance with this paragraph, in an amount equal to the excess (if any) of (A) the fair market value of the shares subject to the option as of the date of the Corporate Transaction, over (B) the aggregate exercise price of the option.

C.   Each outstanding option under this Article Two which is assumed in connection with the Corporate Transaction or is otherwise to continue in effect shall be appropriately adjusted, immediately after such Corporate Transaction, to apply and pertain to the number and class of securities which would have been issued to the option holder, in consummation of such Corporate Transaction, had such person exercised the option immediately prior to such Corporate Transaction. Appropriate adjustments shall also be made to the option price payable per share, provided the aggregate option price payable for such securities shall remain the same. In addition, the class and number of securities available for issuance under the Plan following the consummation of the Corporate Transaction shall be appropriately adjusted. Any such options that are so continued or assumed in connection with a Corporate Transaction shall be treated as follows: if the grantee's employment is terminated by the Company without Cause or the grantee resigns due to a Constructive Termination, in either case within the ninety (90) day period preceding or the two (2) year period following the Corporate Transaction, the exercisability of such option shall automatically accelerate, and the Company's outstanding repurchase rights under this Article Two shall immediately terminate; provided, however, that if the Company, the acquiror or successor refuses to continue (or, as applicable, assume) the option in connection with the Corporate Transaction, the exercisability of such option under this Article Two shall automatically accelerate, and the Company's outstanding repurchase rights under this Article Two shall immediately terminate upon the occurrence of such Corporate Transaction.

D.   The grant of options under this Article Two shall in no way affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

E.   In the event of a Change in Control: if the grantee's employment is terminated by the Company without Cause or the grantee resigns due to a Constructive Termination, in either case within the ninety (90) day period preceding or the two (2) year period following the Change in Control, the exercisability of the grantee's options shall automatically accelerate, and the Company's outstanding repurchase rights under this Article Two shall immediately terminate; provided, however, that if the acquiror or successor refuses to assume the option in connection with the Change in Control, the exercisability of such option under this Article Two shall automatically accelerate, and the Company's outstanding repurchase rights under this Article Two shall immediately terminate upon the occurrence of such Change in Control. In the event that the acquiror or successor refuses to assume the option in connection with the Change in Control, the Plan Administrator shall have complete discretion to provide, on such terms and conditions as it sees fit, for a cash payment to be made to any optionee on account of any option terminated in accordance with this paragraph, in an amount equal to the excess (if any) of (A) the fair market value of the shares subject to the option as of the date of the Change in Control, over (B) the aggregate exercise price of the option.

F.   For purposes of this Section III (and for all other purposes under the Plan), a Change in Control shall be deemed to occur in the event:

1.   any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 of the 1934 Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders; or

2.   there is a change in the composition of the Board over a period of twenty-four (24) consecutive months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least two-thirds of the Board members described in clause (A) who were still in office at the time such election or nomination was approved by the Board.

G.   Unless terminated in accordance with Section III.B of this Article Two above, all options accelerated in connection with the Corporate Transaction or Change in Control (either at the time of the Corporate Transaction or Change in Control or as otherwise provided in this Section III) shall remain fully exercisable until the expiration or sooner termination of the option term.

H.   The portion of any Incentive Option accelerated under this Section III in connection with a Corporate Transaction or Change in Control shall remain exercisable as an incentive stock option under the Federal tax laws only to the extent the dollar limitation of Section II of this Article Two is not exceeded. To the extent such dollar limitation is exceeded, the accelerated portion of such option shall be exercisable as a non-statutory option under the Federal tax laws.

I.   For purposes of this Article Two and for purposes of Article Three:

1.   "Cause" means, unless otherwise provided in the applicable award agreement, the Company's termination of the grantee's employment for any of the following reasons: (i) failure or refusal to comply in any material respect with lawful policies, standards or regulations of the Company; (ii) a violation of a federal or state law or regulation applicable to the business of the Company; (iii) conviction or plea of no contest to a felony under the laws of the United States or any State; (iv) fraud or misappropriation of property belonging to the Company or its affiliates; (v) a breach in any material respect of the terms of any confidentiality, invention assignment or proprietary information agreement with the Company or with a former employer; (vi) failure to satisfactorily perform the grantee's duties after having received written notice of such failure and at least thirty (30) days to cure such failure; or (vii) misconduct or gross negligence in connection with the performance of the grantee's duties.

2.   "Constructive Termination" means, unless otherwise provided in the applicable award agreement, the grantee's resignation of employment with the Company within ninety (90) days of the occurrence of any of the following: (i) a material reduction in the grantee's responsibilities; (ii) a material reduction in the grantee's base salary; or (iii) a relocation of the grantee's principal office to a location more than 50 miles from the location of the grantee's existing principal office.

IV. STOCK APPRECIATION RIGHTS

A.   Provided and only if the Plan Administrator determines in its discretion to implement the stock appreciation right provisions of this Section IV, one or more optionees may be granted the right, exercisable upon such terms and conditions as the Plan Administrator may establish, to surrender all or part of an unexercised option granted under this Article Two in exchange for a distribution from the Company in an amount equal to the excess of (i) the fair market value (on the option surrender date) of the number of shares in which the optionee is at the time vested under the surrendered option (or surrendered portion thereof) over (ii) the aggregate option price payable for such vested shares. The distribution may be made in shares of Common Stock valued at fair market value on the option surrender date, in cash, or partly in shares and partly in cash, as the Plan Administrator shall determine in its sole discretion.

B.   The shares of Common Stock subject to any option surrendered for an appreciation distribution pursuant to this Section IV shall not be available for subsequent option grant under the Plan.

C.   **Stockholder Rights**. A stock appreciation right holder shall have no stockholder rights with respect to any shares covered by the stock appreciation right until such individual shall have exercised the stock appreciation right and received the acquired shares. Without limitation, a stock appreciation right holder shall not have any right to receive dividends with respect to a stock appreciation right.

V. EXTENSION OF EXERCISE PERIOD

The Plan Administrator shall have full power and authority, exercisable either at the time the option is granted or at any time while the option remains outstanding, to extend the period of time for which any option granted under this Article Two is to remain exercisable following the optionee's cessation of Service or death from the limited period in effect under Section I.C.1 of Article Two to such greater period of time as the Plan Administrator shall deem appropriate; provided, however, that in no event shall such option be exercisable after the specified expiration date of the option term.


ARTICLE THREE
STOCK ISSUANCE PROGRAM


I. STOCK ISSUANCE TERMS

Shares of Common Stock may be issued under the Stock Issuance Program through direct and immediate issuances without any intervening option grants. Each such stock issuance shall be evidenced by a Stock Issuance Agreement which complies with the terms specified below. Shares of Common Stock may also be issued under the Stock Issuance Program pursuant to RSUs, which are awards granted to eligible individuals that entitle them to shares of Common Stock (or cash in lieu thereof) in the future following the satisfaction of vesting conditions imposed by the Plan Administrator.

A.   **Vesting Provisions**.

1.   The Plan Administrator may issue shares of Common Stock under the Stock Issuance Program which are to vest in one or more installments over the grantee's period of Service or upon attainment of specified performance objectives. Alternatively, the Plan Administrator may issue RSUs under the Stock Issuance Program which shall entitle the recipient to receive a specified number of shares of Common Stock upon the attainment of

one or more Service and/or performance goals established by the Plan Administrator. Upon the attainment of such Service and/or performance goals, fully-vested shares of Common Stock shall be issued in satisfaction of those RSUs.

2. Any new, substituted or additional securities or other property (including money paid other than as a regular cash dividend) issued by reason of any stock dividend, stock split, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Common Stock as a class without the Company's receipt of consideration, shall be issued or set aside with respect to the shares of unvested Common Stock granted to a grantee or subject to a grantee's RSUs, subject to (i) the same vesting requirements applicable to the grantee's unvested shares of Common Stock or RSUs, and (ii) such escrow arrangements as the Plan Administrator shall deem appropriate.

3. The grantee shall have full stockholder rights with respect to any shares of Common Stock issued to the grantee under the Stock Issuance Program, whether or not the grantee's interest in those shares is vested, except that the grantee shall not have dividend rights with respect to such shares prior to the vesting of such shares. However, the Plan Administrator may provide for a grantee to receive one or more dividend equivalents with respect to such shares, entitling the grantee to all regular cash dividends payable on such shares of Common Stock, which amounts shall be (i) subject to the same vesting requirements applicable to the shares of Common Stock granted hereunder, and (ii) payable upon vesting of the shares to which such dividend equivalents relate.

4. The grantee shall not have any stockholder rights with respect to any shares of Common Stock subject to an RSU. However, the Plan Administrator may provide for a grantee to receive one or more dividend equivalents with respect to such shares, entitling the grantee to all regular cash dividends payable on the shares of Common Stock underlying the RSU, which amounts shall be (i) subject to the same vesting requirements applicable to the shares of Common Stock underlying the RSU, and (ii) payable upon issuance of the shares to which such dividend equivalents relate.

5. Should the grantee cease to remain in Service while holding one or more unvested shares of Common Stock issued under the Stock Issuance Program or should the performance objectives not be attained with respect to one or more such unvested shares of Common Stock, then those shares shall be immediately surrendered to the Company for cancellation, and the grantee shall have no further stockholder rights with respect to those shares. To the extent the surrendered shares were previously issued to the grantee for consideration paid in cash, the Company shall repay to the grantee the cash consideration paid for the surrendered shares.

6. Except as prohibited by the last sentence of Section VI of Article One, the Plan Administrator may in its discretion waive the surrender and cancellation of one or more unvested shares of Common Stock which would otherwise occur upon the cessation of the grantee's Service or the non-attainment of the performance objectives applicable to those shares. Such waiver shall result in the immediate vesting of the grantee's interest in the shares of Common Stock as to which the waiver applies. Such waiver may be effected at any time, whether before or after the grantee's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

7. Outstanding RSUs under the Stock Issuance Program shall automatically terminate, and no shares of Common Stock shall actually be issued in satisfaction of those awards, if the Service and/or performance goals established for such awards are not attained. The Plan Administrator, however, shall, except as prohibited by the last sentence of Section VI of Article One above, have the discretionary authority to issue shares of Common Stock in satisfaction of one or more outstanding RSUs as to which the designated Service and/or performance goals are not attained. Such authority may be exercised at any time, whether before or after the grantee's cessation of Service or the attainment or non-attainment of the applicable performance objectives.

II. CORPORATE TRANSACTION/CHANGE IN CONTROL

A. All of the Company's outstanding repurchase rights under the Stock Issuance Program shall terminate automatically, and all the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of any Corporate Transaction, except to the extent (i) those repurchase rights are to be assigned to the successor corporation (or parent thereof) in connection with such Corporate Transaction, or (ii) such accelerated vesting is precluded by other limitations imposed in the Stock Issuance Agreement, unless the Plan Administrator determines to waive such limitations.

B. Each award which is assigned in connection with (or is otherwise to continue in effect after) a Corporate Transaction shall be appropriately adjusted such that it shall apply and pertain to the number and class of securities issued to the grantee in consummation of the Corporate Transaction with respect to the shares granted to grantee under this Article Three.

C.   In the event of a Change in Control, shares of restricted stock and RSUs shall be treated as follows: if the grantee's employment is terminated by the Company without Cause or the grantee resigns due to a Constructive Termination, in either case within the ninety (90) day period preceding or the two (2) year period following the Change in Control, the vesting of such restricted stock and RSUs shall automatically accelerate (and all of the shares of Common Stock subject to such RSUs shall be issued to grantees), and the Company's outstanding repurchase rights under this Article Three shall immediately terminate; provided, however, that if the acquiror or successor refuses to assume the shares of restricted stock or RSUs or substitute an award of equivalent value (as determined by the Committee in its discretion) in connection with the Change in Control, the vesting of such restricted stock or RSUs under this Article Three shall automatically accelerate (and all of the shares of Common Stock subject to such RSUs shall be issued to grantees). To the extent any shares of restricted stock or RSUs vest in whole or in part based on the achievement of performance criteria, the amount that shall vest in accordance with the proviso to the immediately-preceding sentence shall vest based on the higher of actual performance goal attainment through the date of the Change in Control or a prorated amount using target performance and based on the time elapsed in the performance period as of the date of the Change in Control.

III. STOCKHOLDER RIGHTS

A.   Individuals who are granted shares of Common Stock pursuant to this Article Three shall be the owners of such shares for all purposes while holding such Common Stock, and may exercise full voting rights with respect to those shares at all times while held by the individuals. Individuals who have been granted RSUs shall have no voting rights with respect to Common Stock underlying RSUs unless and until such Common Stock is reflected as issued and outstanding shares on the Company's stock ledger.

B.   Individuals who are granted shares of Common Stock pursuant to this Article Three shall not have dividend rights with respect to such shares prior to the vesting of such shares. However, the Plan Administrator may provide for a grantee to receive one or more dividend equivalents with respect to such shares, entitling the grantee to all regular cash dividends payable on such shares of Common Stock, which amounts shall be (i) subject to the same vesting requirements applicable to the shares of Common Stock granted hereunder, and (ii) payable upon vesting of the shares to which such dividend equivalents relate.

IV. SHARE ESCROW / LEGENDS

Unvested shares may, in the Plan Administrator's discretion, be held in escrow by the Company until the grantee's interest in such shares vests or may be issued directly to the grantee with restrictive legends on the certificates evidencing those unvested shares.


ARTICLE FOUR
DIRECTOR GRANT PROGRAM


I. ELIGIBILITY

The individuals eligible to receive grants pursuant to the provisions of this Article Four shall be (i) those individuals who, after the effective date of this amendment and restatement, first become non-employee Board members, whether through appointment by the Board, election by the Company's stockholders, or by continuing to serve as a Board member after ceasing to be employed by the Company, and (ii) those individuals already serving as non-employee Board members on the effective date of this amendment and restatement. As used herein, a "non-employee" Board member is any Board member who is not employed by the Company on the date in question.

II. TERMS AND CONDITIONS OF DIRECTOR GRANTS

A.   **Grants**. Grants under this Article Four shall be made pursuant to a Director Compensation Policy adopted by the Board (the "Director Compensation Policy") and may be in the form of non-statutory options, RSUs, shares of Common Stock, other awards issuable under the Plan or a combination thereof, as determined by the Committee. In no event shall the aggregate grant date fair value (calculated in accordance with FASB ASC Topic 718) of all awards granted under the Plan during any calendar year to any non-employee Board member (excluding any awards granted at the election of a non-employee Board member in lieu of all or any portion of cash retainers or fees otherwise payable to non-employee Board members in cash), together with the amount of any cash fees or retainers paid to such non-employee Board members during such calendar year with respect to such individual's service as a non-employee Board member, exceed $750,000 (or, for a non-employee Board member who first joins the Board, $1,000,000).

B. **Terms and Conditions of Grants**.

1. ***Options***.

    (i)   Term. Each option granted under this Article Four shall be exercisable at such time or times, during such period, and for such number of shares as shall be set forth in the Director Compensation Policy or as otherwise determined by the Plan Administrator and set forth in the instrument evidencing the option grant. No such option, however, shall have a maximum term in excess of ten (10) years from the grant date.

    (ii)   Option Price. The option price per share shall be fixed by the Plan Administrator. In no event, however, shall the option price per share be less than one hundred percent (100%) of the fair market value per share of Common Stock on the date of the option grant. The option price shall become immediately due upon exercise of the option and shall, subject to Section II.B.1.(iv) of this Article Four and the instrument evidencing the grant, be payable in any manner set forth in Section I.A.2 of Article Two.

    (iii)   Non-Transferability. During the lifetime of the optionee, each option grant, together with any limited stock appreciation right pertaining to such option, shall be exercisable only by the optionee and shall not be assignable or transferable by the optionee, except to the extent such option or the limited stock appreciation right is assigned or transferred (i) by will or by the laws of descent and distribution following the optionee's death, or (ii) during optionee's lifetime either (A) as a gift in connection with the optionee's estate plan to one or more members of optionee's immediate family, to a trust in which optionee and/or one or more such family members hold more than fifty percent (50%) of the beneficial interest or to an entity in which more than fifty percent (50%) of the voting interests are owned by optionee and/or one or more such family members, or (B) pursuant to a domestic relations order. The portion of any option assigned or transferred during optionee's lifetime shall be exercisable only by the person or persons who acquire a proprietary interest in the option pursuant to such assignment. The terms applicable to the assigned portion shall be the same as those in effect for this option immediately prior to such assignment and shall be set forth in such documents issued to the assignee as the Plan Administrator may deem appropriate.

    (iv)   Stock Appreciation Rights. With respect to each option granted under this Article Four, solely to the extent provided by the Plan Administrator in its sole discretion, each optionee shall have the right to surrender all or part of the option (to the extent not then exercised) in exchange for a distribution from the Company in an amount equal to the excess of (i) the fair market value (on the option surrender date) of the number of shares in which the grantee is at the time vested under the surrendered option (or surrendered portion thereof) over (ii) the aggregate option price payable for such vested shares. The distribution shall be made in shares of Common Stock valued at fair market value on the option surrender date.

    (v)   No Repricing. No option or stock appreciation right may be repriced, regranted through cancellation, including cancellation in exchange for cash or other awards, or otherwise amended to reduce its option price or exercise price (other than with respect to adjustments made in connection with a transaction or other change in the Company's capitalization as permitted under this Plan) without the approval of the stockholders of the Company.

2. ***Grants Generally***.

    (i)   Stockholder Rights. The holder of an option grant under this Article Four shall have none of the rights of a stockholder with respect to any shares subject to such option until such individual shall have exercised the option and paid the exercise price for the purchased shares, and the holder of RSUs granted under this Article Four shall have none of the rights of a stockholder with respect to any shares subject to such RSUs until shares have been delivered in settlement thereof. Without limitation, a grantee shall not have any right to receive dividends with respect to an unexercised option or unsettled RSUs.

    (ii)   Corporate Transactions/Changes in Control. In connection with a Corporate Transaction or a Change in Control, grants under this Article Four shall be treated in the manner specified in Article Two (with respect to options) or Article Three (with respect to shares of Common Stock and RSUs), as applicable.

(iii)   Subject to the terms of the Plan, the terms and conditions of the grants under this Article Four shall be determined by the Plan Administrator consistent with the Director Compensation Policy.


ARTICLE FIVE
PERFORMANCE GOALS


I.   GENERAL

The Plan Administrator may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock or RSUs to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an award hereunder. In addition, the Plan Administrator may specify that an award or a portion of an award shall be subject to measures based on one or more performance criteria selected by the Committee and specified at the time the award is granted. The Committee shall certify the extent to which any performance criteria have been satisfied, and the amount payable as a result thereof, prior to payment, settlement or vesting of any award subject thereto. Notwithstanding satisfaction of any performance goals, the number of shares of Common Stock issued under or the amount paid under an award may, to the extent specified in the applicable award agreement, be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

II.   PERFORMANCE CRITERIA

For purposes of this Plan, performance criteria may include any one or more performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary, either individually, alternatively or in any combination, and measured either quarterly, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee. The Committee (A) shall appropriately adjust any evaluation of performance under applicable performance criteria to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and all items of gain, loss or expense determined to be extraordinary or unusual in nature or related to the acquisition or disposal of a segment of a business or related to a change in accounting principle all as determined in accordance with standards established by opinion No. 30 of the Accounting Principles Board (APB Opinion No. 30) or other applicable or successor accounting provisions, as well as the cumulative effect of accounting changes, in each case as determined in accordance with generally accepted accounting principles or identified in the Company's financial statements or notes to the financial statements, and (B) may appropriately adjust any evaluation of performance under applicable performance criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs; (ii) litigation, claims, judgments or settlements; (iii) the effect of changes in tax law or other such laws or provisions affecting reported results; (iv) the adverse effect of work stoppages or slowdowns; (v) accruals for reorganization and restructuring programs; and (vi) accruals of any amounts for payment under this Plan or any other compensation arrangement maintained by the Company.


ARTICLE SIX
MISCELLANEOUS


I.   AMENDMENT OF THE PLAN

The Board shall have complete and exclusive power and authority to amend or modify the Plan in any or all respects whatsoever. However, no such amendment or modification shall, without the consent of the holders, adversely affect rights and obligations with respect to options at the time outstanding under the Plan. In addition, certain amendments may require stockholder approval pursuant to applicable laws or regulations.

II.   TAX WITHHOLDING

A.   The Company's obligation to deliver shares or cash upon the exercise of stock options or stock appreciation rights or upon the grant or vesting of direct stock issuances or RSUs under the Plan shall be subject to the satisfaction of all applicable Federal, State and local income and employment tax withholding requirements.

B.   The Plan Administrator may, in its discretion and upon such terms and conditions as it may deem appropriate, provide any or all holders of outstanding options or stock issuances under the Plan (other than the grants under Article Four) with the election to have the Company withhold, from the shares of Common Stock otherwise issuable upon the exercise or vesting of such awards, a whole number of such shares with an aggregate fair market value equal to the minimum amount necessary (or, if determined by the Plan Administrator in its discretion and to the extent adverse accounting treatment does not result, at the maximum applicable individual statutory tax rates) to satisfy the Federal, State and local income and employment tax withholdings (the "Taxes") incurred in connection with the acquisition or vesting of such shares. In lieu of such direct withholding, one or more grantees may also be granted the right to deliver whole shares of Common Stock to the Company in satisfaction of such Taxes. Any withheld or delivered shares shall be valued at their fair market value on the applicable determination date for such Taxes.

III. EFFECTIVE DATE AND TERM OF PLAN

A.   The Plan, as amended and restated, shall be effective on the date specified in the Board of Directors resolution adopting the Plan. Except as provided below, each option issued and outstanding under the Plan immediately prior to such effective date shall continue to be governed solely by the terms and conditions of the agreement evidencing such grant, and nothing in this restatement of the Plan shall be deemed to affect or otherwise modify the rights or obligations of the holders of such options with respect to their acquisition of shares of Common Stock thereunder. The Plan Administrator shall, however, have full power and authority, under such circumstances as the Plan Administrator may deem appropriate (but in accordance with Section I of this Article Five), to extend one or more features of this amendment and restatement to any options outstanding on the effective date.

B.   Unless sooner terminated in accordance with the other provisions of this Plan, the Plan shall terminate upon the earlier of (i) ten (10) years following the date this amendment and restatement of the Plan is approved by the Board or (ii) the date on which all shares available for issuance under the Plan shall have been issued or cancelled pursuant to the exercise, surrender or cash-out of the options granted hereunder. If the date of termination is determined under clause (i) above, then any options or stock issuances outstanding on such date shall continue to have force and effect in accordance with the provisions of the agreements evidencing those awards.

C.   Options may be granted with respect to a number of shares of Common Stock in excess of the number of shares at the time available for issuance under the Plan, provided each granted option is not to become exercisable, in whole or in part, at any time prior to stockholder approval of an amendment authorizing a sufficient increase in the number of shares issuable under the Plan.

IV. USE OF PROCEEDS

Any cash proceeds received by the Company from the sale of shares pursuant to options or stock issuances granted under the Plan shall be used for general corporate purposes.

V. REGULATORY APPROVALS

A.   The implementation of the Plan, the granting of any option hereunder, and the issuance of stock (i) upon the exercise or surrender of any option or (ii) under the Stock Issuance Program shall be subject to the procurement by the Company of all approvals and permits required by regulatory authorities having jurisdiction over the Plan, the options granted under it and the stock issued pursuant to it.

B.   No shares of Common Stock or other assets shall be issued or delivered under the Plan unless and until there shall have been compliance with all applicable requirements of Federal and state securities laws, including (to the extent required) the filing and effectiveness of the Form S-8 registration statement for the shares of Common Stock issuable under the Plan, and all applicable listing requirements of any stock exchange (or the Nasdaq National Market, the Nasdaq Global Select Market or any successor system, if applicable) on which the Common Stock is then trading.

VI. NO EMPLOYMENT/SERVICE RIGHTS

Neither the action of the Company in establishing or restating the Plan, nor any action taken by the Plan Administrator hereunder, nor any provision of the Plan shall be construed so as to grant any individual the right to remain in the employ or service of the Company (or any parent or subsidiary corporation) for any period of specific duration, and the Company (or any parent or subsidiary corporation retaining the services of such individual) may terminate such individual's employment or service at any time and for any reason, with or without cause.

VII. MISCELLANEOUS PROVISIONS

A.   Except to the extent otherwise expressly provided in the Plan, the right to acquire Common Stock or other awards under the Plan may not be assigned, encumbered or otherwise transferred by any grantee.

B.   Awards issued under the Plan shall be subject to any clawback policy of the Company as in effect from time-to-time. No recovery of compensation under any such policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any grantee and the Company.

C.   The provisions of the Plan relating to the exercise of options and the issuance and/or vesting of shares shall be governed by the laws of the State of Delaware without resort to that state's conflict-of-laws provisions, as such laws are applied to contracts entered into and performed in such State.

D.   The Plan is intended to be an unfunded plan. Grantees are and shall at all times be general creditors of the Company with respect to their awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

E.   **Awards to Non-U.S. Employees.** The Committee shall have the power and authority to determine which subsidiary corporations shall be covered by this Plan and which employees outside the United States shall be eligible to participate in the Plan. The Committee may adopt, amend, or rescind rules, procedures, or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures, and sub-plans with provisions that limit or modify rights on death, disability, or retirement or on termination of employment; available methods of exercise or settlement of an award; payment of income, social insurance contributions and payroll taxes; the withholding procedures and handling of any stock certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular subsidiary corporations or locations.

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